As confidentially submitted to the Securities and Exchange Commission on May 9, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933

Watford Holdings Ltd.
(Exact Name of Registrant as Specified in its Charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	98-1155442 (I.R.S. Employer Identification Number)

Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda
+1 441 278-3455

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alexandre Scherer
Watford Holdings (U.S.) Inc.
445 South Street, Suite 220
Morristown, NJ 07962
(973) 753-1331
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gary D. Boss, Esq. Per B. Chilstrom, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Richard D. Truesdell, Jr., Esq. Shane Tintle, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒
Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common shares, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes any additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of such securities is not permitted.

Subject to completion, dated  , 2017

Preliminary prospectus

shares

WATFORD HOLDINGS LTD.

Common shares

This is the initial public offering of common shares by Watford Holdings Ltd. We are selling  common shares.

The estimated initial public offering price is between $   and $   per share. Prior to this offering, there has been no public market for our common shares. We intend to apply to list our common shares on The NASDAQ Global Market under the symbol “WTRE.”

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to  additional common shares at the initial public offering price, less the underwriting discount.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, have elected to comply with certain reduced public company reporting requirements. See “Summary—Implications of being an emerging growth company.”

Investing in our common shares involves risks. See “Risk factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares through the book entry facilities of The Depositary Trust Company on or about  , 2017.

J.P. Morgan

 , 2017

About this prospectus

We and the underwriters have not authorized anyone to provide any information different from that contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred prospective investors. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give prospective investors. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to prospective investors or for the benefit of prospective investors. Moreover, such representations, warranties or covenants were accurate only as of the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Certain defined terms

Unless the context suggests otherwise, any reference in this prospectus to:

•	“ACGL” refers to Arch Capital Group Ltd. and its controlled subsidiaries;

•	“Arch” refers to any one or more of the following direct or indirect subsidiaries of ACGL, as applicable in the context in which such term appears:

•	Arch Capital Services Inc., or ACS, which is a party to a services agreement with Watford Holdings (U.S.) Inc.;

•	Arch Insurance Group Inc., or AIGI, which is a party to certain quota share agreements with one or more of our operating subsidiaries;

•	Arch Investment Management Ltd., or AIM, which manages our investment grade portfolio;

•	Arch Reinsurance Company, or ARC, which is a party to certain quota share agreements with one or more of our operating subsidiaries and a services agreement with Watford Holdings (U.S.) Inc.;

•

Arch Reinsurance Europe Underwriting Designated Activity Company (formerly known as Arch Reinsurance Europe Underwriting Limited), or ARE, which is a party to certain quota share agreements with one or more of our operating subsidiaries;

•

Arch Reinsurance Ltd., or ARL, which is a party to certain quota share agreements with one or more of our operating subsidiaries and owned approximately 11% of our outstanding common shares as of December 31, 2016;

•	Arch Underwriters Inc., or AUI, which manages the underwriting business of our U.S. operating subsidiaries;

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•	Arch Underwriters Ltd., or AUL, which manages the underwriting business of our non-U.S. operating subsidiaries, including Watford Re;

•	our “Investment Managers” refers to AIM, HPS or any other third-party investment managers that manage our investment grade portfolio or our non-investment grade portfolio from time to time;

•	“HPS” refers to HPS Investment Partners, LLC (formerly known as Highbridge Principal Strategies, LLC), which manages our non-investment grade portfolio;

•	“Watford,” “we,” “us” and “our” refers to Watford Holdings Ltd. and its subsidiaries;

•	“Watford Holdings” refers to our company, Watford Holdings Ltd., a Bermuda exempted company;

•	“Watford Holdings U.S.” refers to Watford Holdings (U.S.) Inc., a Delaware company and a wholly-owned subsidiary of our company;

•	“Watford Trust” refers to Watford Asset Trust I, a statutory trust organized under the laws of the State of Delaware;

•	“Watford Re” refers to Watford Re Ltd., a Bermuda domiciled insurance company and a wholly-owned subsidiary of our company;

•	“WIC” refers to Watford Insurance Company, a New Jersey domiciled insurance company and a wholly-owned subsidiary of our company;

•	“WICE” refers to Watford Insurance Company Europe Limited, a Gibraltar domiciled insurance company and a wholly-owned subsidiary of our company; and

•	“WSIC” refers to Watford Specialty Insurance Company, a New Jersey domiciled insurance company and a wholly-owned subsidiary of our company.

Certain abbreviations and definitions of certain insurance, reinsurance, financial and other terms used in this prospectus are defined in the “Glossary of selected reinsurance, insurance and investment terms” section of this prospectus.

Registered trademarks and trademark applications

“Watford” and “Watford Re” are the subject of trademark registrations in the United States. Other brands, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the SM and ® symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names.

Exchange control

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority, or the BMA, for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes The NASDAQ Global Market, or NASDAQ. In granting such consent, neither the BMA nor any other relevant Bermuda authority or government body accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

ii

Service of process and enforcement of civil liabilities

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and officers are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Investors outside the United States

Neither we nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common shares and the distribution of this prospectus outside of the United States.

Market and industry data and forecasts

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors.”

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Summary

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of this offering but does not contain all of the information that prospective investors should consider before deciding to invest in our common shares. Prospective investors should read the entire prospectus carefully before making an investment decision, including the sections titled “Risk factors,” “Cautionary note regarding forward-looking statements,” “Selected financial and other information,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Our company

We are a global property and casualty, or P&C, insurance and reinsurance company with approximately $1.2 billion in capital at December 31, 2016 and with operations in Bermuda, the United States and Europe. Our strategy combines a diversified, casualty-focused underwriting portfolio, accessed through our multi-year, renewable strategic relationship with Arch, with a disciplined investment strategy comprising primarily non-investment grade corporate credit assets, managed by HPS. We have designed our investment strategy to complement the characteristics of our underwriting portfolio in order to generate attractive risk-adjusted returns for our shareholders.

We were formed in Bermuda in the second quarter of 2013. In March 2014, we raised $1.1 billion in our initial funding and began underwriting reinsurance in the first half of 2014. Our operating subsidiaries all carry a financial strength rating of “A-” (Excellent) with a stable outlook from A.M. Best Company, or A.M. Best, which is the fourth highest of 15 ratings that A.M. Best confers. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not a rating of the common shares.

We manage our insurance and reinsurance underwriting through our relationship with Arch, which, through Arch Reinsurance Ltd., or ARL, is one of our founding equity investors. ARL, which is a subsidiary of Arch Capital Group Ltd., or ACGL, a leading global insurance and reinsurance company whose shares are listed on the NASDAQ Global Select Market under the symbol “ACGL,” invested $100 million in our common shares. ACGL had approximately $10.5 billion in capital at December 31, 2016 and provides a full range of property, casualty and mortgage insurance and reinsurance lines, with a particular focus on writing specialty lines on a worldwide basis through operations in Bermuda, the United States, Canada, Europe, Australia and South Africa.

Our strategic relationship with Arch provides us with unique market access and underwriting expertise based upon our ability to leverage Arch’s global underwriting infrastructure and distribution platform and has enabled us to build a diversified global portfolio of insurance and reinsurance risks.

The majority of our investments are allocated to non-investment grade corporate credit assets managed by HPS, which we refer to as our non-investment grade portfolio. HPS is a global investment platform with a focus on non-investment grade credit. HPS has approximately $39 billion of assets under management as of March 31, 2017. HPS manages our non-investment grade portfolio pursuant to investment guidelines formulated to complement our underwriting portfolio. The primary objective of our non-investment grade investment strategy is to generate attractive risk-adjusted returns comprising both current interest income and capital appreciation, with an emphasis on capital preservation. We refer to the remainder of our invested assets (excluding cash) as our investment grade portfolio, which is managed by Arch Investment Management Ltd., or AIM, a subsidiary of Arch that manages the investments of Arch’s own funds.

Our main operating subsidiary is Watford Re, a Bermuda-based company that began writing business in early 2014 and is registered as a Class 4 insurer with the Bermuda Monetary Authority, or the BMA. Bermuda is one of the largest insurance and reinsurance centers in the world, particularly for P&C markets, providing insurance and reinsurance capacity for risks on a global basis. Our Bermuda presence gives us direct and efficient access to reinsure these risks. In mid-2015, we formed and capitalized Watford Insurance Company Europe Limited, or WICE, in Gibraltar to conduct business in Europe. In December 2015, WICE began writing business with access to markets across the European Union, targeting both personal lines and commercial lines of P&C insurance.

In late 2015, we formed and capitalized a U.S.-based excess & surplus, or E&S, lines insurer called Watford Specialty Insurance Company, or WSIC. In April 2016, WSIC began writing insurance business in the U.S. E&S market, concentrating its efforts on commercial lines of property and casualty coverage, which it distributes through specialized insurance agents also known as program managers. We further expanded our U.S. capabilities in August 2016 through the acquisition and capitalization of Watford Insurance Company, or WIC, which has enabled us to access the larger admitted (or licensed) U.S. insurance market. Between WSIC and WIC we are able to access the entire U.S. P&C insurance market, offering either admitted insurance products or E&S insurance products to service market demand.

Our management team is led by John Rathgeber, a highly respected industry veteran with over 35 years of experience. Mr. Rathgeber served as the Chief Executive Officer of Arch Reinsurance Company, or ARC, Arch’s U.S. reinsurance operations, from its inception in 2001 until 2009. Mr. Rathgeber has also served as Vice Chairman of Arch Worldwide Reinsurance Group. In addition, we have recruited a management team that has significant senior leadership and underwriting experience in the insurance and reinsurance industry. We believe our management team’s industry experience is an important competitive advantage.

Since formation, we have meaningfully grown our business, generating sizable underwriting revenue and significant interest income. For the years ended December 31, 2016, 2015 and 2014, we produced $513.8 million, $466.0 million and $274.5 million in net written premiums, respectively. From inception through December 31, 2016, our cumulative net written premium was $1.3 billion. In support of this underwriting portfolio, our investment strategy has generated $89.8 million, $72.9 million and $18.2 million in net interest income for the full 2016, 2015 and 2014 calendar years, respectively. Since inception through December 31, 2016, our cumulative interest income was $180.9 million. We believe that we are well-positioned to continue delivering prudent growth by balancing our complementary underwriting and investment strategies.

Our focus

Insurance and reinsurance

Through our platforms we are able to offer a variety of P&C insurance and reinsurance coverage products on a global basis. We target a diversified underwriting portfolio with a focus on medium- to long-tail casualty business. Given the recent inception of our insurance operations, our underwriting portfolio to date has been predominantly reinsurance, although we expect our insurance writings to increase going forward. We have built a diversified, low-volatility portfolio by purposely limiting our modeled natural catastrophe exposure to a level lower than many other insurers and reinsurers. As of December 31, 2016, our largest peril and zone modeled net probable maximum loss, or PML, from a 1-in-250 year occurrence was 3.2% of the value of our total shareholders’ equity plus our contingently redeemable preference shares, or our total capital. Our strategy is to operate in lines of business in which underwriting skill and specialized knowledge can make a meaningful difference in operating results.

We have been well-received in the market and successful in accessing what we believe is attractive underwriting business. Our access to Arch’s worldwide distribution network and broad underwriting expertise allows us to take advantage quickly of opportunities as they emerge and facilitates our ability to adapt strategically our mix of business by geography, product line or type. In addition, as a result of our “A-” (Excellent) A.M. Best rating and strong balance sheet, we are well-positioned to increase our premium volume in favorable market cycles, creating additional attractive underwriting opportunities.

Our Bermuda-based operating subsidiary, Watford Re, writes a broad range of P&C coverages. Our reinsurance business leverages Arch’s global underwriting platform to distribute a wide variety of products covering lines of business around the world. In addition to traditional P&C lines, Watford Re also writes mortgage insurance and reinsurance on a worldwide basis.

Our insurance operations are conducted in the United States and Europe. We established our insurance platform as a complement to our reinsurance strategy to expand our distribution channels. Our insurance strategy is focused on pursuing attractive underwriting opportunities in the U.S. and European insurance markets and we view our insurance platform as having the potential to provide meaningful premium growth.

In the United States, we are authorized to write commercial P&C lines of business in both the admitted market and the E&S market through our WIC and WSIC subsidiaries, respectively. In Europe, we underwrite direct insurance and co-insurance, primarily in personal P&C lines, through lead insurers and program managers that develop and distribute specialized insurance products.

The table below provides the breakdown for our gross written premiums for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%

	($ in thousands)
Casualty reinsurance	$315,578	59.0%	$325,323	66.5%	$181,479	62.9%
Other specialty reinsurance	140,953	26.3%	138,695	28.4%	97,592	33.8%
Property catastrophe reinsurance	11,756	2.2%	12,716	2.6%	9,556	3.3%
Insurance programs and coinsurance	66,807	12.5%	12,165	2.5%	0	0.0%

Total	$535,094	100.0%	$488,899	100.0%	$288,627	100.0%

Investments

Our invested assets are allocated between our non-investment grade portfolio and our investment grade portfolio. As of December 31, 2016, our non-investment grade portfolio represented approximately 76.7% of our invested assets and our investment grade portfolio represented approximately 23.3% of our invested assets.

Our non-investment grade portfolio is managed by HPS pursuant to our investment guidelines, which we have formulated to complement our target underwriting portfolio. Our non-investment grade investment strategy is designed to meet the projected payout characteristics of the medium- to long-term, lower-volatility underwriting portfolio we underwrite. Our non-investment grade investment strategy seeks to generate attractive risk-adjusted returns comprising both current interest income and capital appreciation, with an emphasis on capital preservation. This strategy seeks to invest primarily in corporate credit assets, including bank loans and high yield bonds, and may also invest in other instruments such as mezzanine debt, equities, credit default swaps, structured credit instruments and other derivative products. Pursuant to our investment guidelines, HPS may also employ leverage in investing the assets of Watford Re and Watford Asset Trust I, or Watford Trust, in our non-investment grade portfolio and is permitted to hedge our portfolio to reduce volatility and protect against systemic risks, as well as to enter into opportunistic short positions. Under our investment guidelines, we may invest, from time to time, a portion of the portfolio in investment funds managed by HPS. HPS may also utilize other investment instruments for our portfolio, subject to our investment guidelines.

Our non-investment grade investment strategy is focused on generating current interest income and on realizing gains from buying assets that HPS perceives to be undervalued. In undertaking this strategy, based on the interest rate and/or credit spread environment as of any given quarter end, we may periodically absorb mark-to-market movements in the asset valuation on our financial statements. Our model is designed to create relatively stable and predictable cash flows from both underwriting and interest income to meet insurance liabilities, which should allow us to avoid being forced to sell assets at inopportune times.

Through this investment strategy of focusing on non-investment grade assets, we seek to achieve investment returns that exceed our competitors’ fixed-income portfolios. As of December 31, 2016, we had $1.5 billion invested with HPS in our non-investment grade portfolio, including assets acquired with borrowings.

In conducting our underwriting business, we maintain a portion of our assets in investment grade securities and cash. The size of our investment grade portfolio and the amount we hold in cash will vary over time based on the business we write. We hold a certain amount of investment grade securities and short-term investments, largely to satisfy regulatory capital requirements for our insurance subsidiaries or to post as collateral for certain of Watford Re’s clients for commercial reasons or to obtain regulatory credit for the reinsurance they purchase. Our investment grade portfolio is managed by AIM and generally holds corporate credits, government bonds, asset- and mortgage-backed securities. As of December 31, 2016, we had $448.3 million invested in our investment grade portfolio, including assets acquired with borrowings.

The following charts show the breakdown of our total investments among the non-investment grade portfolio and the investment grade portfolio as of December 31, 2016 and the composition of our non-investment grade portfolio as of December 31, 2016, in each case including assets acquired with borrowings.

Since our inception in 2014, HPS has methodically deployed the assets that we have allocated to the non-investment grade portfolio as market opportunities arose. As a result, until the date our total allocation was deployed by HPS, our historical investment income was not reflective of a fully-invested non-investment grade portfolio. The following chart depicts the deployment of our assets to the non-investment grade investment strategy.

Competitive strengths

Global insurance and reinsurance company

We are a highly-rated global insurance and reinsurance company with a strong balance sheet and access to the key global insurance markets in Bermuda, Europe and the United States. We benefit from a multi-year, renewable strategic relationship with Arch, which distributes our products through its global platform in accordance with our underwriting guidelines. The recent establishment of our U.S. and European insurance operations enables direct distribution of our products to our targeted clients, providing us with the flexibility to write on an insurance, reinsurance, or retrocessional basis depending upon the risk-adjusted pricing of particular markets.

Our book of specialty P&C lines is diversified by both territory and line of business. We believe our prudently underwritten, diversified, global book of insurance and reinsurance business is a competitive advantage.

Differentiated, balanced business model

We operate a differentiated, innovative business model compared to traditional insurers and reinsurers. The innovation in our total return business model is the marriage of the income generation potential of higher-coupon, corporate credit fixed-income investments with the underwriting of primarily lower volatility, medium- to long-tail casualty business. Our model is designed to create relatively stable and predictable cash flows from both underwriting and interest income to meet our underwriting liabilities, which should allow us to avoid being forced to sell assets at inopportune times.

Our dynamic, integrated approach to our underwriting and investments is reflected throughout our organization and enables us to be nimble and creative in evaluating risks on both sides of our balance sheet. We continuously evaluate both underwriting and investment opportunities, and can increase or decrease our underwriting premium, adjust our mix of the underwriting portfolio, adjust investment leverage and/or adjust our mix of investment assets depending upon underwriting market conditions, credit market conditions or both.

We believe this hybrid approach makes us better equipped to navigate industry underwriting cycles than traditional insurance and reinsurance companies. When facing soft phases of the insurance and/or reinsurance cycles, we maintain the opportunity to generate higher returns from investment income. During hard phases of the insurance and/or reinsurance cycles, we have the ability to increase our business volume to capture higher rate levels in the market.

Our relationship with Arch

We believe that our strategic relationship with Arch provides us with a meaningful competitive advantage in both access and expense for our reinsurance business and in launching our recently initiated insurance business. We believe that our ability to leverage Arch’s expertise, global reach, broad distribution network and industry stature provides us with attractive underwriting opportunities that many of our principal competitors do not have the resources or infrastructure to access.

As a result of our relationship with Arch, we are able to access Arch’s worldwide platform on a variable cost basis, thus avoiding the fixed expense of maintaining our own global underwriting platform. In addition to its $100 million equity investment in our company and its assumption of a minimum 15% share of risks underwritten by us, Arch is aligned with us through the premium-based fees it receives and also through Arch’s increased ability to provide solutions to clients by offering our products in addition to its own.

Strong balance sheet

We have a strong balance sheet, unencumbered by many of the legacy exposures the industry assumed in the past, and we are committed to preserving our financial strength. In addition, we utilize low operating leverage and have limited catastrophe exposure. As of December 31,

2016 our total assets were $2.4 billion and our invested assets totaled $1.9 billion across our investment strategies. Our $1.2 billion total capitalization (including our preference shares) provides us with the flexibility to engage in attractive underwriting and investment opportunities while maintaining our financial strength.

Variable cost structure

For our underwriting operations, we are able to access Arch’s worldwide platform, which allows us to operate on a predominantly premium-based, variable-cost expense structure, incurring operational and underwriting expense only as premiums are written, thus avoiding the fixed expense of maintaining our own global underwriting staff and infrastructure. Our fixed costs are largely limited to supporting enterprise risk management and corporate management functions. This is a meaningful advantage versus other industry participants who face rising expense ratios as market cycles cause premium volumes to decline. This variable cost structure provides us flexibility in managing expenses, which is of particular benefit in the highly competitive, cyclical reinsurance markets in which we operate and for our newly-formed insurance operations as we ramp up their premium writings. Further, to the extent Arch continues to develop and grow its platform and capabilities, we benefit through increased opportunities to write attractive business without adding to our fixed-cost expenses.

Similarly, we have outsourced our investment management to HPS and AIM and we feel that the structure of the compensation we pay to these managers, comprising a variable, asset-based component in both cases and an incentive-based fee for HPS, provides benefits to us both in terms of aligning interests and providing cost-effective access to the expertise required to execute our chosen investment strategy.

Experienced management team

Our senior management team has an average of over 25 years of experience in the insurance industry. Our senior management team is led by John Rathgeber, who has over 35 years of experience in the reinsurance industry as an underwriter, actuary, risk manager and senior executive. Mr. Rathgeber helped found ARC, Arch’s U.S. reinsurance operations, where he served as the Chief Executive Officer from its inception in 2001 until the fall of 2009, at which point he assumed the role of Vice Chairman of Reinsurance for Arch, the position he retained until leaving Arch to join Watford in early 2014.

In addition, our management team includes our Chief Operating Officer, Chief Financial Officer, and Chief Risk Officer. Our team has significant senior leadership and underwriting experience in the insurance and reinsurance industry, with vast expertise in operations, financial analysis and reporting, treasury, risk management and actuarial analysis.

Our board of directors has deep insurance, reinsurance and financial services industry experience

We have an experienced board of directors comprising accomplished industry veterans who collectively bring decades of experience from their prior roles operating and working in insurance, reinsurance and other financial services companies. Our board of directors currently consists of three independent directors, two directors appointed by Arch and our Chief Executive Officer.

Strategy

Execute a dynamic business model focused on total returns

We are a total return-driven insurance and reinsurance company. We strive to deliver attractive long-term returns to our shareholders by writing a diversified underwriting portfolio through a proven, disciplined approach, augmented by an investment strategy designed to complement our target business mix and comprising primarily non-investment grade fixed-income corporate credit assets. We feel that this combination enhances our opportunity to thoughtfully deploy our capital in the most effective manner and to produce attractive risk-adjusted returns across both sides of the balance sheet, thereby maximizing the total return for our shareholders.

Build an insurance platform that supplements our reinsurance business

In 2015, we expanded our platform to include P&C insurance business in the United States and European markets. The business we access at the insurance level generally has lower acquisition costs than similar business accessed at the reinsurance level, and provides other operating efficiencies. In addition, we expect that our insurance business will produce further diversification benefits resulting in lower volatility of our underwriting results. We produced $55.9 million and $10.2 million of net written insurance premiums in 2016 and 2015, respectively. We intend to continue to grow our insurance business opportunistically by leveraging our strategic relationship with Arch.

Capitalize on the expertise and infrastructure of Arch, our exclusive underwriting manager

We have partnered with Arch to source and manage our underwriting portfolio in accordance with our underwriting guidelines. We believe this relationship will enable us to execute our chosen, casualty-focused underwriting strategy based on its expertise in our target lines of business. This arrangement provides us with access to Arch’s global underwriting infrastructure and distribution platform, and has allowed us to quickly build a global portfolio of diversified insurance and reinsurance risks.

Pursue an investment approach that complements our underwriting strategy

Our investment strategy seeks to generate attractive risk-adjusted returns comprising both income and capital appreciation with an emphasis on capital preservation. This investment strategy complements our underwriting portfolio, which predominantly targets medium- to long-tail casualty business. The non-investment grade portfolio, which is managed by HPS, consists of high yielding corporate credit assets. Our goal in pursuing this strategy is to generate superior investment returns through disciplined and prudent credit risk analysis and proper pricing for the risk assumed. We seek to achieve risk-adjusted returns that exceed those of typical reinsurer investment portfolios while also producing stable cash flows from scheduled interest payments. Our lower volatility, casualty-focused underwriting portfolio should have predictability in terms of the timing of payments to insurance claimants, thereby mitigating the risk of having to sell assets during times of temporary investment market stresses.

Maintain a robust risk management program

We have a strong risk management function, overseen by our Chief Risk Officer. We benefit from our ability to leverage the risk management infrastructures in place within each of Arch and HPS. We regularly receive relevant exposure and modeling information from Arch and HPS. On that data we overlay our proprietary analytics, tailored risk appetites and controls for an integrated approach to monitoring and reviewing our exposures. We maintain active oversight of our underwriting and investment management service providers at both the management and board level.

Conservative approach to underwriting risk

We have designed our underwriting and investment strategies toward the goal of maintaining our balance sheet strength on a long-term basis through varying phases of market cycles.

We target a medium- to long-term, lower volatility underwriting portfolio with tightly-managed natural catastrophe exposure. We seek to limit our modeled PML for property catastrophe exposures for each peak peril and peak zone from a 1-in-250 year occurrence to no more than 10% of our total capital, which is less than most of our principal reinsurance competitors. As of December 31, 2016 this modeled net PML was 3.2% of our total capital. Our conscious effort to limit our catastrophe exposure lowers the volatility of our overall underwriting portfolio and provides greater certainty as to future claims-related payout patterns and timing.

We have a robust process for setting loss reserves, leveraging the established processes and procedures employed by Arch, making our own analyses and judgments, and through periodic reviews by external actuarial firms. We also regularly monitor our investment portfolios, including performance of the underlying credits, overall liquidity and how well that liquidity matches with the projected claims payments related to our underwriting portfolio. Being prudent stewards of our balance sheet allows us to maintain the confidence of all of our constituents and thereby to position ourselves to better achieve our goals.

Implications of being an emerging growth company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or approval of golden parachute arrangements; and

•	we are permitted to use an extended transition period for complying with new or revised accounting standards.

We have not yet made a decision as to whether we will take advantage of the extended transition period for complying with new or revised accounting standards. If we elect not to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies and therefore to take advantage of the extended transition period, then our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we elect to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We may take advantage of these provisions for up to five years subsequent to the effective date of the registration statement of which this prospectus forms a part or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three-year period.

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information prospective investors receive from our competitors that are public companies, or other public companies in which prospective investors have made an investment.

Corporate information

We are incorporated in Bermuda and our corporate offices are located at Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda. Our website is http://www.watfordre.com. Information included or referred to on, or otherwise accessible through, our website or any other website is not intended to form a part of or to be incorporated by reference into this prospectus.

Our challenges and risks

Investing in our common shares involves substantial risk. The risks described under the heading “Risk factors” following this summary may cause us to not realize the benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant risks include:

•	We operate in a highly competitive environment and we may not be able to compete successfully in our industry.

•	We began operations in March 2014 and, therefore, only limited historical information is available for investors to evaluate our performance or a potential investment in our shares.

•	The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or results of operations.

•

We depend heavily on the performance of Arch, HPS and other third-party service providers under their respective agreements. In particular, we rely on Arch for services critical to our underwriting business, and we depend upon HPS to manage the investments of the funds in our non-investment grade portfolio.

•

Our business is dependent upon insurance and reinsurance brokers, intermediaries and program administrators and the loss of these important relationships could materially adversely affect our ability to market our products and services.

•	We may not be able to write as much premium as expected on business with the desired level of targeted profitability.

•	If we are unsuccessful in managing our underwriting operations and investments in relation to each other, our ability to conduct our business could be significantly and negatively affected.

•

A single or series of insurable events could result in simultaneous, correlated and substantial losses from underwriting operations and investment losses, which would adversely affect our financial condition and results of operations.

•

Our liquidity position is affected by our underwriting, investment and internal operations, and adverse developments in any of these inputs could have a significantly negative impact on our business and liquidity.

•	Our business is subject to extensive governmental regulation, and failure to comply with applicable requirements could adversely affect us.

•

U.S. Holders may be subject to certain adverse tax consequences based on the application of rules regarding passive foreign investment companies, or PFICs, or if we or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation, or a CFC.

•

The share voting limitations that are contained in our bye-laws may result in our shareholders having fewer voting rights than a shareholder would otherwise have been entitled to based upon such shareholder’s economic interest in our company.

The offering

The following is a brief summary of some of the terms of this offering.

Issuer	Watford Holdings Ltd., a Bermuda exempted company with limited liability.
Common shares offered by us	common shares.
Common shares to be outstanding after this offering	common shares.
Underwriters’ option to purchase additional shares	The underwriters have an option to purchase a maximum of additional common shares from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $   million, or $   million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $  , which is the midpoint of the initial public offering price range shown on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes. See “Use of proceeds.”

Risk factors

Investing in our common shares involves risks. See the section entitled “Risk factors” for a discussion of factors a prospective investor should carefully consider before deciding to invest in our common shares.

Proposed NASDAQ symbol	We intend to apply to list our common shares on NASDAQ under the symbol “WTRE.”

The number of common shares to be outstanding after this offering is based upon our common shares outstanding as of December 31, 2016 and excludes:

•	1,704,691 common shares issuable upon the exercise of warrants outstanding as of December 31, 2016, at an exercise price of $58.93 per share as of December 31, 2016;

•	common shares reserved for future grant or issuance under our 2017 Equity Incentive Plan, or the 2017 Plan, which will become effective in connection with this offering; and

•	common shares subject to the underwriters’ option to purchase additional shares.

Except as otherwise indicated, the information in this prospectus does not give effect to a stock split of our outstanding common shares to be effected immediately prior to this offering and assumes:

•	the sale of all common shares offered by this prospectus other than the common shares subject to the underwriters’ option to purchase additional shares; and

•	the effectiveness of our amended bye-laws immediately prior to this offering.

Summary financial and other information

The tables below present summary financial and operating data as of and for the periods indicated. The following information is only a summary and should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The consolidated balance sheet data as of December 31, 2016, 2015 and 2014, and the consolidated income statement data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements.

These historical results are not necessarily indicative of the results that may be expected for any future period. Our historical share information does not give effect to a stock split of our outstanding common shares to be effected immediately prior to this offering.

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Selected statement of operations data:
Gross premiums written	$535,094	$488,899	$288,627
Net premiums written	513,788	465,959	274,456
Net premiums earned	467,970	397,852	103,477
Net interest income(3)	89,818	72,858	18,249
Realized and unrealized gain (loss) on investments	80,643	(81,337)	(27,630)
Investment performance fee	(24,065)	—	—
Total revenues	618,112	393,841	94,096
Net income (loss) before preferred dividends	146,734	(14,065)	(16,542)
Preferred dividends	(19,634)	(19,633)	(14,727)

Net income (loss) available to common shareholders	$127,100	$(33,698)	$(31,269)

Other data:
Underwriting income (loss)(1)	$(8,300)	$(8,177)	$(5,409)
Adjusted underwriting income (loss)(2)	$(1,624)	$(2,418)	$(3,080)
Net interest income return on average net invested assets(3)	6.2%	6.1%	3.2%
Net investment income return on average net invested assets(4)	10.1%	(0.7)%	(1.6)%

(1)	Underwriting income (loss) is calculated as net premiums earned, less loss and loss adjustment expenses, acquisition expenses and general and administrative expenses.

(2)

Adjusted underwriting income (loss) is a non-U.S. GAAP financial measure and is calculated as underwriting income (loss), plus other underwriting income (loss) and excluding start-up costs. Refer to “Management’s discussion and analysis of financial condition and results of operations—Reconciliation of non-U.S. GAAP financial measures” for a reconciliation of adjusted underwriting income to net income (loss) available to common shareholders.

(3)

Net interest income return on average net invested assets is calculated by dividing net interest income by the average balance of net invested assets (total investments less revolving credit agreement borrowings) during the period. Our 2014 net interest income return on average net invested assets is calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net interest income represents approximately nine months of investment results.

(4)

Net investment income return on average net invested assets is calculated by dividing net investment income (loss) by the average balance of net invested assets (total investments less revolving credit agreement borrowings) during the period. Our 2014 net investment income return on average net invested assets is calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net investment loss represents approximately nine months of investment results.

($ in thousands, except for share and per share data)	As of December 31,
	2016	2015	2014

Selected balance sheet data:
Total investments	$1,923,549	$1,682,731	$1,196,030
Net invested assets(1)	1,664,688	1,247,453	1,143,632
Premiums receivable	189,911	162,263	140,859
Cash and cash equivalents	74,893	108,550	11,455
Total Assets	2,382,750	2,122,438	1,485,072
Reserves for losses and loss adjustment expenses	510,809	290,997	66,328
Unearned premiums	293,480	249,980	180,014
Revolving credit agreement borrowings	258,861	435,278	52,398
Total liabilities	1,205,126	1,072,208	401,216
Contingently redeemable preferred shares	220,253	219,882	219,512
Total shareholders’ equity	957,371	830,348	864,344
Book value per share data:
Book value per share—basic and diluted(2)	$42.21	$36.61	$38.11
Weighted average common shares outstanding basic and diluted	22,682,875	22,682,875	22,682,875

(1)	Net invested assets consist of total investments net of revolving credit agreement borrowings.

(2)	Basic and diluted book value per share is calculated by dividing shareholder’s equity by the number of issued and outstanding shares at period end.

($ in thousands, except for share and per share data)	As of December 31,
	2016	2015	2014

Underwriting and other ratios:
Loss ratio(1)	68.7%	69.8%	67.8%
Acquisition expense ratio(2)	29.2%	29.3%	29.1%
General and administrative expense ratio(3)	3.8%	3.0%	8.3%

Combined ratio(4)	101.7%	102.1%	105.2%

Adjusted loss ratio(5)	68.2%	69.0%	67.8%
Adjusted acquisition expense ratio(5)	29.0%	28.9%	29.1%
Adjusted general and administrative expense ratio(5)	3.2%	2.6%	6.1%

Adjusted combined ratio(5)	100.4%	100.5%	103.0%

Other data:
Basic and diluted earnings (loss) per share(6)	$5.60	$(1.49)	$(1.38)
Growth in basic and diluted book value per share(7)(8)	15.3%	(3.9)%	(4.7)%
Return on average equity(9)	14.2%	(4.0)%	(3.6)%

(1)	Loss ratio is calculated by dividing loss and loss adjustment expenses by net premiums earned.

(2)	Acquisition expense ratio is calculated by dividing acquisition expenses by net premiums earned.

(3)	General and administrative expense ratio is calculated by dividing general and administrative expenses by net premiums earned.

(4)	Combined ratio is calculated by dividing the sum of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses by net premiums earned.

(5)

Adjusted combined ratio is a non-U.S. GAAP financial measure and is calculated by dividing the sum of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses, excluding the effects of certain start-up costs, by the sum of net premiums earned and other underwriting income (loss). Adjusted loss ratio, adjusted acquisition expense ratio and adjusted general and administrative expense ratio are components of our adjusted combined ratio. Adjusted loss ratio is calculated by dividing loss and loss adjustment expenses by the sum of net premiums earned and other underwriting income (loss). Adjusted acquisition expense ratio is calculated by dividing acquisition expenses by the sum of net premiums earned and other underwriting income (loss). Adjusted general and administrative expense ratio is calculated by dividing general and administrative expenses, excluding the effects of certain start-up costs, by the sum of net premiums earned and other underwriting income (loss). Refer to “Management’s discussion and analysis of financial condition and results of operations—Reconciliation of non-U.S. GAAP financial measures” for a reconciliation of our adjusted combined ratio to our combined ratio, as well as related reconciliations of our adjusted loss ratio, adjusted acquisition expense ratio and adjusted general and administrative expense ratio to our loss ratio, acquisition expense ratio and general and administrative expense ratio, respectively.

(6)

Earnings (loss) per share is based on the weighted average number of common shares outstanding during the period. The weighted average number of common shares excludes shares issuable upon the exercise of the warrants currently held by Arch and HPS. These warrants are exercisable at any time following completion of this offering for an aggregate of 975,503 and 729,188 common shares, respectively. The exercise price of the warrants is determined at the date of exercise based on a formula that is premised on investors in our original private placement achieving a target return of 15%; as of December 31, 2016, the exercise price was $58.93 per share. The warrants expire on March 31, 2020. For more information, see “Certain relationships and related party transactions—Our original private placement—Warrants.”

(7)	Growth in basic and diluted book value per share is calculated as the percentage change in value of beginning and ending basic and diluted book value per share over the reporting period.

(8)

Growth in basic and diluted book value per share for the year ended December 31, 2014 represents the change from the book value per share of $40.00 per share at inception (based on the price per common share sold in our initial funding in March 2014).

(9)	Return on average equity represents net income (loss) expressed as a percentage of average beginning and ending common shareholders’ equity during the period.

Risk factors

Investing in our common shares involves risks. Prospective investors should carefully consider the risks described below, as well as other information contained in this prospectus before making an investment decision. The risks described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flows. In such case, the trading price of our common shares may decline and investors may lose all or part of their original investments.

Risks related to our insurance and reinsurance business

We operate in a highly competitive environment and we may not be able to compete successfully in our industry.

The insurance and reinsurance industry is highly competitive. We compete with major U.S. and non-U.S. insurers and reinsurers, many of which have greater financial, marketing and management resources than we do, as well as other potential providers of capital willing to assume insurance and/or reinsurance risk. In our underwriting business, we compete with insurers that provide specialty P&C lines of insurance and reinsurance, including, among others: Aspen Insurance Holdings Limited, AXIS Capital Holdings Limited, Berkshire Hathaway, Inc., Chubb Limited, Everest Re Group Ltd., Fairfax Financial Holdings Limited, Greenlight Capital Re, Ltd., Hannover Rückversicherung AG, Lloyd’s, Markel Corporation, Munich Re Group, PartnerRe Ltd., RenaissanceRe Holdings Ltd., Third Point Reinsurance Ltd., Transatlantic Reinsurance Company, Validus Holdings Ltd. and XL Group Ltd. Additionally, other companies may enter the segments of the markets in which we operate. We do not believe that we have a significant market share in any of our markets.

Financial institutions and other capital markets participants also offer alternative products and services similar to our own or alternative products that compete with insurance and reinsurance products, such as insurance/risk-linked securities, catastrophe bonds and derivatives. In recent years, capital market participants have been increasingly active in the reinsurance market and markets for related risks and are beginning to make forays into the insurance market.

Competition may have adverse consequences for us, including fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions. Our competitive position is based on many factors, including our perceived overall financial strength, ratings assigned by an independent rating agency, geographic scope of business, client and broker relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs) and appropriate and timely claim payments, as well as the reputation, experience and qualifications of the managers of our underwriting business and our employees. We may not be successful in competing with others on any of these bases and the intensity of competition in our industry may erode profitability and result in less favorable policy terms and conditions for insurance and reinsurance companies generally, including us.

We also compete with new companies that continue to be formed to enter the insurance and reinsurance markets. In addition, continued consolidation within the industry may further enhance the already competitive underwriting environment. Any such consolidated entities may use their enhanced market power and broader capital base to negotiate price reductions for products and services that we offer or that compete with ours and we may experience rate declines and possibly write less business. We could incur greater expenses relating to customer acquisition and retention, reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base so that they require less reinsurance. Insurance and reinsurance intermediaries could also consolidate, potentially adversely impacting our ability to access business and distribute our products. We could also experience more robust competition from larger, better capitalized competitors, which could include ACGL or current or future affiliates of ACGL. Our business may be adversely impacted by the entry of other companies into the lines of business in which we operate.

The insurance and reinsurance industry is highly cyclical and we expect to continue to experience periods characterized by excess underwriting capacity and unfavorable premium rates.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions, changes in equity, debt and other investment markets, changes in legislation, case law and prevailing concepts of liability and other factors. In particular, demand for reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. The industry-wide availability of insurance and reinsurance products is related to prevailing prices and levels of surplus capacity (supply) that, in turn, may fluctuate in response to changes in rates of return being realized in the industry on both the underwriting and investment sides of the business. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted favorable premium levels and changes in terms and conditions. The supply of insurance and reinsurance capacity has increased over the past several years and may increase further, either as a result of capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers.

We may enter lines of business that may prove to be less favorable or profitable than anticipated due to economic or other factors beyond our control.

In seeking attractive underwriting opportunities, we may enter lines of business that we model as being profitable and accretive to our underwriting portfolio but that ultimately may prove to be less favorable or profitable than anticipated due to economic or other factors beyond our control. Furthermore, the results of certain lines of business we write may be more susceptible than others to macroeconomic conditions. For instance, mortgage insurance and reinsurance losses result when a borrower becomes unable to continue to make mortgage payments and the home of such borrower cannot be sold for an amount that covers unpaid principal and interest and the expenses of the sale. Deteriorating economic conditions increase the likelihood that borrowers will have insufficient income to pay their mortgages and can adversely affect housing values leading to losses on mortgage insurance and reinsurance contracts.

The insurance and reinsurance industry is from time to time subject to regulatory, legislative, judicial or other unforeseen developments, which could adversely affect our business.

From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. Among the proposals that are presently being considered is the possible introduction of global regulatory standards for the amount of capital that insurance groups must maintain across the group.

The recent turmoil in the financial markets has increased the likelihood of changes in the way the financial services industry is regulated. Governmental authorities in the United States and worldwide have become increasingly interested in potential risks posed by the insurance industry as a whole and to commercial and financial systems in general. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, there may be increased regulatory intervention in our industry in the future. For example, the U.S. federal government has increased its scrutiny of the insurance regulatory framework in recent years and some state legislators have considered or enacted laws that will alter and likely increase state regulation of insurance and reinsurance companies and holding companies.

In July 2010, the U.S. government passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which, among other things, created the Federal Insurance Office to be located within the U.S. Department of the Treasury, with the authority to monitor nearly all aspects of the insurance industry, and changed the regulatory framework for non-admitted insurance and reinsurance. It is difficult to predict the ultimate impact of the Dodd-Frank Act and whether it or any future modifications to the Dodd-Frank Act will positively or negatively affect our business plans. Similarly, government-sponsored enterprises, or GSEs, are operating under the conservatorship of the Federal Housing Finance Agency. In 2015, GSEs expanded their mortgage credit risk transfer programs; such transactions led to increased opportunities for multiline property and casualty reinsurers, such as us, as well as capital markets participants. The U.S. Congress is examining the role of GSEs in the U.S. housing market and may implement structural and other changes to GSEs. Changes in the roles of GSEs or their practices could have a material adverse effect on our mortgage reinsurance premium volumes. We may also be adversely affected as a result of new or revised legislation, or regulations imposed by the U.S. Securities and Exchange Commission, or the SEC, the U.S. Commodity Futures Trading Commission, or the CFTC, the U.S. Internal Revenue Service, or the IRS, other U.S. or non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Additionally, there is a possibility that, in the future, we may be subject to new or revised legislation or regulations that may be enforced by entirely new governmental agencies. The National Association of Insurance Commissioners, or the NAIC, which is an association of the insurance commissioners of all 50 states and the District of Columbia, regularly reexamines existing laws and regulations. There are also a variety of proposals being considered by various state legislatures.

The insurance industry is also affected by political, judicial and legal developments that result in new or expanded theories of liability. These or other changes could impose new financial obligations on us by extending coverage beyond our underwriting intent or otherwise require us to make unplanned modifications to the products and services that we provide, or cause the delay or cancellation of products and services that we provide. In some instances, these changes may not become apparent until sometime after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.

Our products and services are ultimately distributed to individual and business customers. From time to time, consumer advocacy groups or the media may focus attention on insurance and reinsurance products and services, thereby subjecting the industry to periodic negative publicity. We also may be negatively impacted if competitors in one or more of our markets engage in practices resulting in increased public attention to our business. These factors may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or by increasing the regulatory burdens under which we operate.

While Watford Re, our main operating subsidiary, is licensed as a Class 4 insurer in Bermuda and is authorized to do business in Bermuda, changes in the laws and regulations in the jurisdictions in which our customers are domiciled may have an impact on our business. For example, European Union legislation known as “Solvency II,” which now governs the prudential regulation of insurers and reinsurers in the European Union, was implemented on January 1, 2016. Solvency II requires insurers and reinsurers in the European Union to meet risk-based solvency requirements. It also imposes group solvency and governance requirements on groups with insurers or reinsurers operating in the European Economic Area. WICE is currently subject to Solvency II. Further, Solvency II equivalent legislation has been introduced in Bermuda. The cost of compliance with existing laws and regulations is expensive and should we become subject to additional rules and regulations, including Solvency II amendments, there can be no assurance that we will be able to comply fully with, or obtain desired exemptions from, such laws and regulations that govern the conduct of our business. Failure to comply with, or to obtain desired authorizations and/or exemptions under, any applicable laws could result in restrictions on our ability to do business or to undertake activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions.

Underwriting risks and reserving for losses are based on probabilities and related modeling, which are subject to inherent volatility in financial markets and other uncertainties.

Our success is dependent upon our ability to accurately assess the risks associated with the businesses that we insure and reinsure. In making underwriting decisions and establishing reserves for loss and loss adjustment expenses, we make estimates that involve actuarial and statistical projections of the ultimate settlement value and administration costs of losses. We began operations in March 2014 and thus we have a limited operating history and loss experience from which to directly extrapolate reserves. We utilize actuarial models, as well as available historical insurance industry loss experience and loss development patterns, to assist in the establishment of our estimates. Most or all of the factors utilized in determining these estimates are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact our ability to accurately assess the risks of the policies that we write. Changes in the assumptions inherent within these models or used by management could lead to a future increase in our estimate of ultimate losses on business we have written.

As of December 31, 2016, our consolidated reserves for unpaid losses and loss adjustment expenses, net of unpaid losses and loss adjustment expenses recoverable, were $489.3 million. Such reserves were established in accordance with applicable insurance laws and U.S. GAAP. However, as described in more detail above, loss reserves are inherently subject to uncertainty and any estimates and assumptions made as part of the reserving process could prove to be inaccurate.

In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims. Unfavorable developments in any of these factors, when recognized, could cause the then-current level of reserves to be inadequate.

In addition, the estimation of loss reserves is also more difficult during times of adverse economic and market conditions due to unexpected changes in behavior of claimants and policyholders, including an increase in fraudulent reporting of exposures or losses, reduced maintenance of insured properties or increased frequency of small claims. Potential changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves. As a result, actual losses and loss adjustment expenses paid will likely deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.

Adverse conditions in the financial markets, such as disruptions, uncertainty or volatility in the capital and credit markets, may adversely affect the liquidity of our investment portfolio and, moreover, may result in realized and unrealized investment losses that could have a material adverse effect on our loss reserves, financial position and business. Furthermore, a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by other institutions (sometimes referred to as a “systemic risk”), may expose us to insurance or investment exposures that could have a material adverse effect on our results of operations and financial condition. Potential changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves. As a result, actual losses and loss adjustment expenses paid will likely deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Our policyholders, cedants, reinsurers and retrocessionaires may also be affected by such adverse conditions, which could adversely affect their ability to meet their obligations to us.

If our loss reserves prove to be inadequate, we will be required to increase loss reserves at the time of such determination with a corresponding reduction in our net income in the period in which the deficiency becomes known. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations, in a particular period, or on our financial condition in general. Adverse economic conditions could also have a material impact on the frequency and severity of claims and therefore could negatively impact our underwriting returns. As a compounding factor, although most insurance contracts have policy limits, the nature of P&C insurance and reinsurance is such that losses we are required to pay can exceed policy limits for a variety of reasons, thereby adversely affecting our financial condition.

For further discussion of our reserve experience, please see “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies, estimates and recent accounting pronouncements” and “Management’s discussion and analysis of financial condition and results of operations—Reserves for losses and loss adjustment expenses.”

The availability of reinsurance and retrocessional coverage may be limited and counterparty credit and other risks associated with our reinsurance arrangements may result in losses which could adversely affect our financial condition and results of operations.

For the purposes of managing risk, we use reinsurance and also may use retrocessional arrangements. In the normal course of business, our insurance subsidiaries cede a portion of their premiums through pro rata, excess of loss or facultative reinsurance agreements. Watford Re purchases a limited amount of retrocessional coverage as part of its aggregate risk management program and cedes certain business to Arch. The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control. As a result of such market conditions and other factors, we may not be able to successfully mitigate risk through reinsurance and retrocessional arrangements.

Further, we are subject to credit risk with respect to our reinsurance and retrocessions because the ceding of risk to reinsurers and retrocessionaires does not relieve us of our liability to the clients or companies we insure or reinsure. We monitor the financial condition of our reinsurers and attempt to place coverages only with carriers we view as substantial and financially sound. An inability of our reinsurers or retrocessionaires to meet their obligations to us could have a material adverse effect on our financial condition and results of operations. Our losses for a given event or occurrence may increase if our reinsurers or retrocessionaires dispute or fail to meet their obligations to us or the reinsurance or retrocessional protections purchased by us are exhausted or are otherwise unavailable for any reason. Our failure to establish adequate reinsurance or retrocessional arrangements or the failure of our existing reinsurance or retrocessional arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.

In our normal business operations we assume a degree of credit risk from insurance and reinsurance intermediaries and service providers, which exposes us to potential liability.

In accordance with industry practice, we frequently pay amounts owed on claims under our insurance and reinsurance contracts to brokers, third-party claims administrators, program administrators, coinsurers, managing general agents and other similar producers, administrators and intermediaries. We entrust these entities to remit those amounts to our cedants, policyholders, third-party claimants or other service providers pursuant to our directions. In some jurisdictions, if certain of these producers, administrators or intermediaries fail to make such payment, we may remain liable for the deficiency, notwithstanding the obligation of the producer, administrator or intermediary to make such payment. Likewise, in certain jurisdictions, when the insured or ceding company pays the premiums for these contracts to certain of these producers, administrators or intermediaries for payment to us, these premiums are considered to have been paid and the insured or ceding company will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the producer, administrator or intermediary.

The risk associated with underwriting on a delegated authority basis, such as through reinsurance of risks underwritten by primary insurers and through delegation of underwriting authority to program administrators, can adversely affect our business.

Like other reinsurers insuring risks underwritten by primary insurers and insurers writing business with program administrators, managing general agents, coinsurers and other similar relationships, we do not separately evaluate each of the individual risks assumed by us. Therefore, we are largely dependent on the original underwriting decisions made by our ceding companies, program administrators, managing general agents and coinsurers. We are subject to the risk that the ceding companies or these other producers may not have adequately evaluated the risks to be insured or reinsured and that the premiums may not adequately compensate us for the risks we assume. We do not separately evaluate or handle each of the individual claims that may be made on the underlying insurance contracts. Therefore, we are dependent on the original claims decisions and claims-handling made by our clients and other producers. To the extent that a client or other producer fails to evaluate adequately the insured exposures or to appropriately handle the individual claims made thereunder, our financial condition and results of operations could be significantly and negatively affected.

Risks related to our company

We began operations in March 2014 and, therefore, only limited historical information is available for investors to evaluate our performance or a potential investment in our shares.

There is little historical information available to help prospective investors evaluate our performance or an investment in our shares. In general, insurance and reinsurance companies in their early stages of development present substantial business and financial risks and may incur meaningful operating losses. In general, these companies must successfully develop business relationships, establish operating and risk management procedures, hire staff, install management information systems and processes and complete other tasks appropriate for the conduct of their intended business activities. In particular, our ability to implement our underwriting strategy depends on, among other things, our ability to:

•	retain our relationships with Arch and HPS;

•	attract customers;

•	attract and retain personnel with underwriting, actuarial and credit analysis expertise;

•	maintain commercially acceptable claims-paying ability ratings;

•	evaluate effectively the risks that we assume under the policies and contracts that we write; and

•	execute our business plan in a timely manner, the failure of which may result in an adverse tax characterization of our company.

The failure or difficulty with any of the foregoing could adversely affect our ability to implement our underwriting strategy and, therefore, our business and results of operations.

The preparation of our financial statements requires us to make many estimates and judgments, which, if inaccurate, could cause volatility in our results of operations.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues, expenses, and related disclosures of contingent liabilities. On an ongoing basis, we periodically evaluate our estimates, including those related to revenue recognition, insurance, reinsurance and other reserves, reinsurance recoverables, investment valuations, intangible assets, bad debts, income taxes, contingencies and litigation. We base our estimates on our historical experience, where possible, on historical industry data and on various other assumptions, which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and judgments for a relatively new company, like us, are more difficult to make than those made in a mature company since relatively limited historical information on our portfolio is available.

Loss and loss adjustment expense reserves are estimates at a given time of the losses that an insurer or reinsurer ultimately expects to pay in respect of claims, based on facts and circumstances then known, predictions of future events, estimates of future trends in claim severity and other variable factors such as inflation. We believe that the process to estimate loss and loss adjustment expenses is subjective and complex. Our estimations of reserves, as a recently formed company, may be inherently less reliable than the reserve estimations of a company with an established loss history. Due to our relatively short operating history, our loss experience is limited and reliable evidence of changes in trends of numbers of claims incurred, average settlement amounts, numbers of claims outstanding and average losses per claim may take years to develop. In addition, the possibility of future litigation or legislative change that may affect interpretation of policy terms further increases the degree of uncertainty in the reserving process. The uncertainties inherent in the reserving process, together with the potential for unforeseen developments, including changes in laws and the prevailing interpretation of policy terms, may result in losses and loss expenses materially different from the reserves initially established. Changes to prior year reserves will affect current underwriting results by increasing net income if the prior year reserves prove to be redundant or by decreasing net income if the prior year reserves prove to be insufficient. Actual claims and claims-related expenses paid may, and likely will, deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.

We also expect volatility in results in periods in which significant loss events occur because U.S. GAAP does not permit insurers or reinsurers to reserve for loss events until they have occurred and are expected to give rise to a claim. As a result, we are not allowed to record contingency reserves to account for expected future losses. We anticipate that claims arising from future events may require the establishment of substantial reserves from time to time.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or results of operations.

In our underwriting operations, we seek to limit our loss exposure through various mechanisms. For example, we write a number of contracts on an excess of loss basis, adhere to maximum limitations on business written in defined geographic zones, generally limit program size for each client/program manager and selectively purchase reinsurance. In addition, in the case of reinsurance treaties, we may seek per occurrence limitations or loss ratio caps to limit the impact of losses from any one event or series of events.

We cannot be certain that any of these loss limitation methods will be effective. For instance, geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone’s limits. In spite of our loss limitation efforts, one or more catastrophic or other events could result in claims that substantially exceed our expectations. There also can be no assurance that various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, will be enforceable in the manner we intend. For example, it is possible that a court, arbitrator or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of these exclusions and limitations. Disputes relating to coverage and choice of legal forum may also arise. It is possible that any loss limitation protections set forth in our policies could be ineffective or voided, which, in either case, could have a material adverse effect on our financial condition or our results of operations.

We depend heavily on the performance of Arch, HPS and other third-party service providers under their respective agreements. In particular, we rely on Arch for services critical to our underwriting operations and we depend upon HPS to manage the investments of the funds in our non-investment grade portfolio.

We rely on Arch (including AIM), HPS and other third-party service providers for significant functions required to operate our business and execute our business plan. See “Certain relationships and related party transactions—Agreements with Arch,” “Certain relationships and related party transactions—Agreements with HPS,” “—Risks related to Arch” and “—Risks related to HPS and the HPS-managed non-investment grade portfolio.” The failure of one or more third-party service providers to perform or, moreover, the negligence, error, action or omission of any third-party service providers in performing their respective obligations, could cause us to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon insurance and reinsurance brokers, intermediaries and program administrators and the loss of these important relationships could materially adversely affect our ability to market our products and services.

We market our policies and contracts primarily through a limited number of brokers, intermediaries and program administrators. Some of our competitors may be more attractive to our sources of business by virtue of having higher financial strength ratings, offering a larger variety of products, setting lower prices for insurance coverage, offering higher commissions and/or having had longer-term relationships with the brokers and program administrators than we have. This may adversely impact our ability to attract and retain brokers or program administrators to market our products. The failure or inability of brokers or program administrators to market our products successfully, or loss of all or a substantial portion of the business provided by these brokers and program administrators, could have a material adverse impact on our business, financial condition and results of operations.

We could be materially adversely affected to the extent that third parties to whom we delegate authority for underwriting, claims-handling or other services exceed their authorities, commit fraud or otherwise breach obligations owed to us.

We authorize program administrators, managing general agents, coinsurers and other similar agents and service providers to write business on our behalf within underwriting authorities prescribed by us. See “—Risks related to Arch” and “Certain relationships and related party transactions—Agreements with Arch.” We rely on the underwriting controls of these producers to write business within the underwriting authorities provided by us. Although we monitor such business on an ongoing basis, our monitoring efforts may not be adequate or our service providers or agents may exceed their underwriting authorities or otherwise breach obligations owed to us. In addition, our service providers, agents, insureds or other third parties may commit fraud or otherwise breach their obligations to us. To the extent that our service providers, agents, our insureds or other third parties exceed their underwriting authorities, commit fraud or otherwise breach obligations owed to us in the future, our financial condition and results of operations could be materially adversely affected.

We are exposed to credit risk related to our cedants and policyholders in certain of our underwriting operations.

In addition to exposure to credit risk related to our non-investment grade portfolio, reinsurance recoverables and reliance on brokers and other agents (each discussed elsewhere in this section), we are exposed to credit risk in other areas of our business related to our policyholders. In certain circumstances, we are exposed to credit risk if we write policies that have deductibles or that require our policyholder to reimburse us for any claims payments. Under these policies, we are typically obligated to pay the claimant the full amount of the claim and the policyholder is contractually obligated to reimburse us for the deductible or claim amount, which can be a set amount per claim and/or an aggregate amount for all covered claims. As such, we are exposed to credit risk from the policyholder. Additionally, we may write retrospectively rated policies (i.e., policies in which premiums are adjusted after the policy period based on the actual loss experience of the policyholder during the policy period) or policies in which the premium is subject to adjustments after the exposure period to reflect the actual exposures written. In any such instance, we are exposed to policyholder or cedant credit risk to the extent the adjusted premium is greater than the original premium. The inability or failure of our policyholders to meet their obligations to us could have a material adverse effect on our financial condition and results of operations.

We may not be able to write as much premium as expected on business with the desired level of targeted profitability.

Factors that may inhibit or preclude us from accessing desirable business sufficient to meet our targeted premium or profitability levels include, among others:

•	general soft conditions in the insurance and reinsurance markets that depress premium rates and/or broaden coverage terms, which reduce expected returns;

•	difficulty penetrating reinsurance clients’ program structures due to established relationships between such clients (or their intermediaries) and reinsurers previously on the programs;

•	difficulty in signing program administrators to handle our insurance products due to established relationships between those program administrators and their incumbent insurers;

•

difficulty in selling our insurance products to prospective policyholders through our selected program administrators due to existing relationships between such policyholders and their current insurers;

•

possible unwillingness of prospective clients (or their intermediaries) to accept our products based on competitors’ higher ratings, our limited experience and performance history or concerns about our investment strategy; and

•

competition for business opportunities, including with ACGL. Arch is not contractually obligated to allocate any particular new business opportunity to us, even if it would meet our underwriting criteria. See “—Risks related to Arch.”

As a result of the foregoing, we may write a lesser volume of business and/or write business at lower than our targeted level of profitability. This could negatively affect our business and results of operations. If there is insufficient demand for the insurance or reinsurance products that we intend to write, we may amend our business strategy to focus on other types of insurance or reinsurance products, for which we may need to obtain additional licenses or regulatory approvals. There can be no assurances that we will be successful in achieving targeted premium volumes or profitability even if we amend our business strategy.

The inability to attract and retain key employees, as well as the effects of Bermuda employment restrictions, could negatively impact our business strategy and our business.

Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The pool of talent from which we actively recruit is limited. In addition, under Bermuda law, only persons who are Bermudians, spouses of Bermudians, holders of a permanent resident’s certificate, holders of a working resident’s certificate or persons who are exempt pursuant to the Incentives for Job Makers Act 2011, as amended, or the IJM Act, (“exempted persons”) may engage in gainful occupation in Bermuda without a work permit issued by the Bermuda Government. Except for our Chief Executive Officer and other “chief” officer positions (where the advertising requirement is automatically waived) or where specifically waived, a work permit will only be granted or renewed upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian or a holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standards reasonably required by the employer. A work permit is issued with an expiry date, and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term.

Based on current governmental policy, it is unlikely that initial or extension applications in respect of persons holding “chief” officer positions will be denied. We have been designated by the Bermuda Government under the IJM Act as a company whose senior executives can be exempt from work permit control. This designation will remain in force provided we continue to meet the criteria for such designation under the IJM Act. All of our key officers in Bermuda are exempted persons. If, however, work permits are not obtained, or are not renewed, for our principal Bermuda-based employees and we are unable to recruit an adequate replacement or replace any such key employee within a reasonable period of time, our business may be significantly and negatively affected.

Although, to date, we have not experienced difficulties in attracting and retaining key personnel, the inability to attract and retain qualified personnel could have a material adverse effect on our financial condition and results of operations. Our future success depends to a significant extent upon the continued services of key employees in Bermuda and our ability to attract and retain key employees to implement our long-term business strategy. The loss of the services of our key executive officers or any inability to hire and retain talented personnel could delay or prevent us from fully implementing our business strategy and would significantly and negatively affect our business. We do not currently plan to maintain key man life insurance with respect to any of our management. If any member of senior management or other key employee dies or becomes incapacitated or leaves our company, we would bear the cost of locating a replacement for that individual.

A downgrade or withdrawal of our financial strength rating by insurance rating agencies could adversely affect the volume and quality of business presented to us and could negatively impact our relationships with clients and the sales of our products.

Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of insurers and reinsurers. A.M. Best has assigned us a financial strength rating of “A-” (Excellent), which is the fourth highest of 15 ratings that A.M. Best issues. This rating reflects the rating agency’s opinion of our financial strength, operating performance and ability to meet obligations. It is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our shares. A.M. Best periodically reviews our rating, and may revise it downward or revoke it at its sole discretion based primarily on its analysis of our balance sheet strength, operating performance and business profile. Factors which may affect such an analysis include:

•	if we change our business practice from our business plan;

•	if our relationship with Arch changes, including any possible ratings effect if ACGL determines to no longer consolidate our results into its financial statements;

•	if our relationship with HPS changes;

•	if unfavorable financial or market trends impact us;

•	if our actual losses exceed our loss reserves;

•	if we are unable to obtain and retain key personnel;

•	if our investments incur significant losses;

•	if our financial results fail to meet A.M. Best’s minimum expectations for our current rating; and/or

•	if A.M. Best alters its assessment methodology in a manner that would adversely affect our rating.

In light of the difficulties experienced recently by many financial institutions, including our competitors in the insurance industry, we believe it is also possible that rating agencies may heighten the level of scrutiny they apply when analyzing companies in our industry, may increase the frequency and scope of their reviews, may request additional information from the companies that they rate and may adjust upward the capital and other requirements employed in their models and rating methodology for maintenance of certain rating levels.

These ratings are often a key factor in the decision by an insured or a broker/intermediary regarding whether to place business with a particular insurance or reinsurance provider. A ratings downgrade or the potential for such a downgrade, or failure to obtain a necessary rating, could adversely affect our relationships with agents, brokers, wholesalers, intermediaries, clients and other distributors of our existing products and services, as well as new sales of our products and services. In addition, under certain of the reinsurance agreements we write, upon the occurrence of a ratings downgrade or other specified triggering event, such as a reduction in surplus by specified amounts during specified periods, our ceding company clients may become entitled to certain rights, including, among other things, the right to terminate the subject reinsurance agreement and/or to require that our reinsurance company post additional collateral, which may adversely affect our liquidity position and our profitability. Any ratings downgrade or failure to obtain a necessary rating could adversely affect our ability to compete in our markets, could cause our premiums and earnings to decrease and could have a material adverse effect on our financial condition and results of operations. In addition, a downgrade in our rating would, in certain cases, constitute an event of default under our letter of credit facility.

If we are unsuccessful in managing our underwriting operations and investments in relation to each other, our ability to conduct our business could be significantly and negatively affected.

Our ability to forecast and manage the respective risks in our underwriting operations and our investments are crucial to our success. We may be unable to access underwriting business and investments that complement each other in the manner assumed by our pricing models. Our underwriting operations require us to forecast payments, liabilities and collateral requirements, and our investment operations require forecasting interest income, required collateral for investment leverage, and principal gains and losses.

In particular, as a recently formed company, we have a limited operating history. As a result, limited company historical information exists related to our experience in forecasting the timing of claims payments and maintaining adequate reserves to meet anticipated liabilities under our insurance and reinsurance policies.

If our modeling and expectations with respect to our underwriting or investments are incorrect, or if we are unable to adjust our exposure to the risks associated with either, we could be forced to attempt to liquidate some of our investments at an inopportune time in the markets, or to forego certain investments or certain opportunities to effect changes to our overall strategy in our underwriting operations that we otherwise may have been able to pursue.

A single or series of insurable events could result in simultaneous, correlated and substantial losses from underwriting operations and investment losses, which would adversely affect our financial condition and results of operations.

Our underlying business model is predicated upon the belief that risks associated with our underwriting operations and the investments of the investment portfolios are generally uncorrelated. However, a single or series of insurable events potentially could create simultaneous, correlated and substantial losses from underwriting operations due to claims associated with such event(s), as well as investment losses resulting in part from disruptions to capital markets, the combination of which would adversely affect our business and results of operations. Neither the investment management agreements nor the investment guidelines prohibit our Investment Managers from investing in assets with a risk profile that might prove correlated to our underwriting operations.

Claims for natural catastrophic events or unanticipated losses from war, terrorism and political instability could cause large losses and substantial volatility in our results of operations and could have a material adverse effect on our financial position and results of operations.

Catastrophes directly impact our property business and can be caused by various events, including hurricanes, floods, tsunamis, windstorms, earthquakes, hailstorms, tornados, explosions, severe winter weather, fires, droughts and other natural disasters. Catastrophes can also cause losses in non-property business such as workers’ compensation or general liability. We seek to limit our modeled PML for property catastrophe exposures for each peak peril and peak zone from a 1-in-250 year occurrence to no more than 10% of our total capital. Depending on business opportunities and the mix of business that may comprise our underwriting portfolio, we may seek to adjust our self-imposed limitations on probable maximum loss for catastrophe-exposed property business. There can be no assurance that we will not suffer losses greater than 10% of our total capital from one or more catastrophic events in any one given geographic zone due to several factors, including the inherent uncertainties in estimating the frequency and severity of such events, potential inaccuracies and inadequacies in the data provided by clients and brokers, the limitations and inaccuracies of modeling techniques and the limitations of historical data used to estimate future losses, or as a result of a decision to change the percentage of shareholders’ equity exposed to a single modeled catastrophic event.

Our estimated PML is determined through the use of modeling techniques but we have aggregate exposures to natural catastrophic events that are in excess of the 1-in-250 year probability interval modeled occurrence loss amount to which we manage our catastrophe risk and our estimate does not represent our total potential loss for such exposures. Catastrophe modeling is an inexact discipline despite its use of a mix of historical data, scientific theory and mathematical methods. There is considerable uncertainty in the data and parameter inputs for insurance industry catastrophe models. In that regard, there is no universal standard in the preparation of insured data for use in the models and the running of modeling software. The accuracy of the models depends heavily on the availability of detailed insured loss data from actual recent large catastrophes.

Due to the limited number of such events historically, as well as other uncertainties such as the impact of climate change, there is significant potential for substantial differences between the modeled loss estimate and actual company experience for a single large catastrophic event. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. Although the loss experience of catastrophe insurers and reinsurers has historically been characterized as low frequency, there is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major catastrophes appears to have increased. Furthermore, the potential difference between our modeled loss estimate and actual company experience could be even greater for perils with less modeled annual frequency, such as a U.S. earthquake, or less modeled annual severity, such as a European windstorm. We also rely upon third-party estimates of industry insured exposures and there is significant variation possible around the relationship between our loss and that of the industry following a catastrophic event.

In addition to the natural property catastrophe exposures described above, we believe that economic and geographic trends affecting insured property, including inflation, property value appreciation and geographic concentration, tend to generally increase the size of losses from catastrophic events over time. Actual losses from future catastrophic events may vary materially from our modeled estimates due to the inherent uncertainties in making such determinations resulting from several factors, including the potential inaccuracies and inadequacies in the data provided by clients, brokers and ceding companies, the modeling techniques and the application of such techniques, the contingent nature of business interruption exposures, the effects of any resultant demand surge on claims activity and attendant coverage issues.

While we seek to limit our modeled net PML for natural property catastrophe exposures, we do have exposure under various lines of business to unexpected, large losses resulting from future man-made catastrophic events, such as acts of war, acts of terrorism and political instability. These risks are inherently unpredictable. It is difficult to predict the timing of such events with statistical certainty or to estimate the amount of loss any given occurrence will generate. In certain instances, we specifically insure and reinsure risks resulting from acts of terrorism. Even in cases where we attempt to exclude losses from terrorism and certain other similar risks from some coverages written by us, we may not be successful in doing so. Moreover, irrespective of the clarity and inclusiveness of policy language, there can be no assurance that a court or arbitration panel will not limit enforceability of policy language or otherwise issue a ruling adverse to us.

Claims for natural or man-made catastrophic events, or an unusual frequency of smaller losses in a particular period, could expose us to large losses and cause substantial volatility in our results of operations, which could have a material adverse effect on our ability to write new business and cause the value of our common shares to fluctuate widely. Accordingly, we can offer no assurance that our available capital will be adequate to cover any such losses if they materialize. It is not possible to eliminate completely our exposure to unforecasted or unpredictable events and to the extent that losses from such risks occur, our financial condition and results of operations could be materially adversely affected.

In addition, our actual losses from catastrophic events may increase if we have reinsured some or all of our exposures and our reinsurers fail to meet their obligations or the reinsurance protections purchased are exhausted or are otherwise unavailable.

For a further discussion, see “Management’s discussion and analysis of financial condition and results of operation—Underwriting, natural and man-made catastrophic events.”

The failure to maintain our credit and letter of credit facilities or to have adequate available collateral in connection with reinsurance contracts may negatively affect our ability to successfully implement our business strategy.

We currently have access to an $800 million credit facility that provides for borrowings and a $100 million letter of credit facility that provides for the issuance of letters of credit. These facilities allow us to borrow for investment and general purposes and also to provide collateral to counterparties in the form of letters of credit. If such facilities were to become unavailable, we might be required to liquidate investment assets at inopportune times, forcing us to realize investment losses. Additionally, the unavailability of such facilities may limit our ability to borrow funds for investment purposes, thereby reducing our investment income, or prevent us from writing certain classes of business where collateral in the form of letters of credit is required.

In particular, our primary reinsurance operating subsidiary, Watford Re, is neither licensed nor admitted as a reinsurer in any jurisdiction other than Bermuda nor is it licensed or admitted as an insurer in any jurisdiction in the United States. Certain jurisdictions, including in the United States, may not permit our insurance company clients to take full statutory credit for reinsurance obtained from unlicensed or non-admitted insurers unless appropriate collateral is provided. In addition, ceding companies, including Arch, may require additional collateral to mitigate counterparty risk irrespective of regulatory requirements. As a result, we are generally required either to post collateral or to provide a letter of credit in connection with this portion of our business. We have and intend to maintain letter of credit facilities and/or trust arrangements to meet these collateral requirements.

An event of default under our credit or letter of credit facilities (including as a result of events that are beyond our control) may require us to liquidate assets held in these facilities, have an adverse effect on our liquidity position as the facilities have a security interest in the collateral posted, or require us to take other material actions. Any such forced sale of these investment assets could negatively affect our return on our investment portfolios, which could negatively affect the types and amount of business we choose to underwrite. A default under our credit or letter of credit facilities may cause the facilities to exercise control over the collateral posted, negatively affecting our ability to earn investment income or to pay claims or other operating expenses. Additionally, a default under any of these facilities may have a negative impact on our relationships with regulators, rating agencies and banking counterparties.

Our results of operations will fluctuate from period to period and, in any given period, may not be indicative of our long-term prospects.

Our operating results can be expected to fluctuate from period to period. Fluctuations result from a variety of factors, including: (i) insurance and reinsurance contract pricing; (ii) our assessment of the quality of available underwriting opportunities; (iii) the volume and mix of products we underwrite; (iv) loss experience on the policies we write; (v) our ability to execute our risk management strategy; and (vi) the performance of our investment portfolios.

In particular, we seek to underwrite products and make investments to achieve favorable return on average equity over the long-term. In addition, our opportunistic nature and focus on long-term growth in book value may result in fluctuations in total premiums written and results of operations from period to period as we concentrate on underwriting contracts that we believe will generate attractive long-term results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

Returns on business written by us may, and likely will, deviate from the return on equity modeled at the time the policy or contract was written, perhaps substantially.

Insurance by its nature entails risk and uncertainty. Reinsurance risks may be even more difficult to assess than insurance risks because, especially with respect to treaty business, the reinsurance underwriter is one step removed from the underlying risks being assumed, which are underwritten by the cedants’ underwriters.

Actual investment returns on our investment capital and underwriting cash flows may deviate substantially from the investment income assumptions utilized in modeling the insurance or reinsurance contracts we write, thus leading to different economic results than anticipated. Additionally, the collateral actually required to write a contract along with the associated costs of collateral may prove to be significantly different than modeled.

Accordingly, returns on business written by us may, and likely will, deviate, whether positively or negatively, from the return on equity modeled at the time the policy was written, sometimes substantially.

Our operational structure remains under development.

We have recently expanded our operations, adding both a Gibraltar-based platform and a United States-based platform, with licensed companies in each jurisdiction able to write primary insurance, reinsurance or both. Each of our operating subsidiaries has entered into a services agreement with Arch. Similarly, each of our operating subsidiaries and Watford Trust has entered into investment management agreements with HPS and/or AIM for investment management. In connection with our overseas expansion, we have hired senior managers to oversee those operations. In addition to our continuing process to develop and implement our operational structure and enterprise risk management framework, including exposure management, financial reporting, information technology and internal controls for Watford Re, we are proceeding with a similar effort to incorporate this framework into our U.S. and Gibraltar insurance subsidiaries with the goal of integrating this functionality into a consolidated architecture with which we conduct our overall business activities. Our management controls may not be adequate to identify or eliminate exposures. There can be no assurance that the development of our operational structure or the implementation of our enterprise risk management, or ERM, framework will proceed smoothly or on our projected timetable or achieve the aforementioned goals.

Technology breaches or failures, including those resulting from a cyber attack on us or our service providers and program administrators could disrupt or otherwise negatively impact our business.

We rely on the information technology systems of our service providers and program administrators to process, transmit, store and protect the electronic information, financial data and proprietary models that are critical to our business. We also license certain key systems and data from third parties, and cannot be certain that we will continue to have access to such third-party systems and data, or those of comparable providers, or that our information technology or application systems will operate as intended. These systems are vulnerable to data breaches, interruptions or failures due to events that may be beyond the control of our service providers, including, but not limited to, natural disasters, theft, terrorist attacks, computer viruses, hackers, errors in usage, general technology failures, defects, failures or interruptions, including those caused by worms, viruses or power failures. Systemic failures in any of these systems could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated or accounted for. Any such defect or failure, or similar disruption, could cause us to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations. Because we rely on the technology systems of our service providers and program administrators for many critical functions, including connecting with our customers, service providers and program administrators, if such systems were to fail or become outmoded, we could experience a significant disruption in our operations and in the business we receive and process, which could adversely affect our results of operations and financial condition. We have received no assurances, and no assurances can be made by us, that unauthorized access to our data or to any of the information technology systems used by us or by our service providers and program administrators will not occur.

Our liquidity position is affected by our underwriting, investment and internal operations, and adverse developments in any of these inputs could have a significantly negative impact on our business and liquidity.

We actively manage our liquidity position. Specifically, we maintain most of our investment assets in fixed-income investments, write a medium- to long-tailed underwriting portfolio and seek to limit our exposure to catastrophe and other events that could cause the need for large claims payouts in a short timeframe. Any adverse liquidity scenario could cause us to realize investment losses or otherwise harm our business and financial conditions.

We seek to maintain a liquidity position that mitigates the risk of insufficient funds as liabilities come due or having to dispose of investment assets at inopportune times. However, there can be no certainty that we will achieve optimal monitoring and planning of our liquidity position. In particular, our liquidity position is adversely affected by the collateral we post to support our underwriting operations, investment leverage and letters of credit. Collateral posted to any counterparty is otherwise unavailable to other counterparties, which limits the pool of unencumbered assets available to meet liabilities or collateral requirements.

Currency fluctuations could result in exchange losses and negatively impact our business.

Our functional currency is the U.S. dollar. However, because we insure and reinsure financial obligations created or incurred outside of the United States, we write a portion of our business and receive premiums in currencies other than the U.S. dollar. Consequently, we may experience exchange losses to the extent our foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect our business. We make determinations as to whether to hedge our foreign currency exposure on a case-by-case basis.

Any future acquisitions, growth or expansion of our operations may expose us to risks.

We may, in the future, make acquisitions either of other companies or selected blocks of business, expand our business lines or enter into joint ventures. Any future acquisitions may expose us to challenges and risks, including:

•	integrating financial and operational reporting systems and establishing satisfactory budgetary and other financial controls;

•

funding increased capital needs, overhead expenses or cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties;

•	obtaining management personnel required for expanded operations;

•	obtaining necessary regulatory permissions;

•	the value of assets acquired being lower than expected or diminishing due to credit defaults or changes in interest rates and liabilities assumed being greater than expected;

•	the assets and liabilities we may acquire being subject to foreign currency exchange rate fluctuation; and

•	financial exposures in the event that the sellers of the entities we acquire are unable or unwilling to meet their indemnification, reinsurance and other obligations to us.

Our failure to manage these operational challenges and risks successfully may impact our results of operations. In addition, if the reserves established by us, as they relate to any acquired book of business, prove to be inadequate, then subject to whatever recourse we may have against the seller or reinsurers, we may be responsible for adverse development in such reserves.

Our business is subject to risks related to litigation.

We may from time to time be subject to a variety of legal actions relating to our current and past business operations, including, but not limited to: (i) disputes over coverage or claims adjudication, including claims by our policyholders alleging that we have acted in bad faith in the administration of claims; (ii) disputes with our cedants or producers over compensation; and (iii) disputes over termination of contracts and related claims.

Multi-party or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could create a precedent in the industry that could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our business.

Risks related to Arch

We rely on Arch for services critical to our underwriting operations. The termination of one or more of our agreements with Arch may cause disruption in our business and/or materially adversely affect our financial results.

Our operating subsidiaries have entered into services agreements with Arch pursuant to which Arch provides services critical to our underwriting operations, including underwriting, accounting, collections, actuarial, reserve recommendations, claims, legal, information technology and other administrative services. Each services agreement has an initial term ending on December 31, 2020 and, if neither party gives notice of non-renewal at least 24 months prior to the expiration of the initial term, the term will automatically renew for a five-year period following the initial term, and thereafter the term will continue to renew for successive five-year periods unless either party gives notice of non-renewal at least 24 months before the end of the then-current term. In addition, each services agreement is subject to earlier termination upon the occurrence of certain events. See “Certain relationships and related party transactions—Agreements with Arch—Services agreements.” Accordingly, we rely almost entirely on Arch and the various designated employees made available to us by Arch under the services agreements for our underwriting operations. Our operating subsidiaries have also entered into investment management agreements with AIM pursuant to which AIM manages our investment grade investment portfolios. These agreements have initial terms of one year and renew automatically, but can be cancelled by either party upon 45 days prior written notice. See “Certain relationships and related party transactions—Agreements with Arch—Investment management agreements.” If any of our services agreements or investment management agreements with Arch is terminated, we would be required to hire staff to provide such services ourselves or retain a third party to provide such services, and no assurances can be made that we would be able to do so in a timely, efficient or cost effective manner. We could therefore suffer, among other things, non-renewals and loss of business, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

ACGL is not responsible for our operating results and our results of operations should be expected to differ substantially from ACGL’s results of operations.

Our strategy is determined by our board of directors and differs from ACGL’s strategy. Our management and our board of directors are responsible for our overall profitability and we are solely responsible for our liabilities and commitments. ACGL does not guarantee or provide credit support for us or for any of our subsidiaries and ACGL’s financial exposure to our company is limited to its investment in our common equity and counterparty credit risk (mitigated by collateral) arising from reinsurance transactions. ACGL’s past results are not representative of the results we may achieve and our future results of operations should be expected to differ substantially from ACGL’s future results of operations.

ACGL competes with us and there are potential conflicts of interests.

ACGL competes with us to underwrite business for its portfolio in accordance with its underwriting guidelines, policies, strategies and business plans. Our arrangements with ACGL do not and should not be construed to create a joint venture between us and ACGL.

Under the terms of the services agreements, we have authorized Arch and designated employees made available to us by Arch to underwrite business on our behalf within our underwriting guidelines as set forth in such services agreements. Arch is not required to allocate any business opportunities to us. Arch will continue to underwrite business for its own distinct portfolios in accordance with its own policies, strategies and business plans. Other than with respect to renewals of business previously recommended to, and written by, our underwriting subsidiaries, Arch may, in its discretion, authorize for its own account or for the accounts of any of its affiliates up to the full amount of an offered participation notwithstanding that such participation would also be suitable for our subsidiaries. Arch may also provide underwriting services similar to those provided to us under the services agreements to third parties that also compete with us for business.

Additionally, for so long as Arch is entitled to appoint at least one director to our board of directors, the matters specified under “Certain relationships and related party transactions—Common shareholders agreement—Arch board seats” will require the affirmative vote of at least one director appointed by Arch. Arch is also entitled to have at least one director appointed by Arch serve on each committee of the board of directors. The directors appointed by Arch may have interests that are different from, or in addition to, the interests of our shareholders. In addition, Arch may have interests that differ from or conflict with ours and those of our other shareholders.

Our underwriting subsidiaries have entered into reinsurance and retrocession contracts covering exposures of ACGL, which could result in losses.

Certain business written by us provides reinsurance or retrocessional cover for ACGL, and thus we may pay losses pursuant to such reinsurance and retrocession contracts that serve to reduce the net loss suffered by ACGL related to the underlying exposures. If business written by us to provide reinsurance or retrocessional cover for ACGL is not profitable, our financial condition and results of operations could be significantly and adversely impacted.

As a Class 4 insurer, Watford Re is required to appoint an individual approved by the BMA to be its loss reserve specialist. Watford Re has appointed, and may from time to time appoint, as its loss reserve specialist an individual who also performs services for ACGL, which services are performed for ACGL as part of a larger engagement between ACGL and the independent consulting firm that employs such loss reserve specialist. As part of the agreement between us and such independent consulting firm, we have agreed to allow Watford Re’s loss reserve specialist to utilize the data analysis performed by him and the independent consulting firm that employs him for the benefit of the ACGL engagement to the extent such data relates to business ceded from ACGL to us. An analysis performed by a specialist who does not also perform services for ACGL could result in different reserve recommendations.

Certain provisions of the services agreements may result in circumstances where profit commissions payable to Arch do not correlate directly with profit earned by our applicable operating subsidiary.

Under each of the services agreements, Arch is entitled to receive a profit commission for each underwriting year, calculated annually and payable in arrears in four installments over four years, with adjustments for the following 15 years. The profit commission for each underwriting year is calculated based upon performance relating only to such underwriting year and any losses experienced by the applicable operating subsidiaries with respect to a given underwriting year will affect only the calculation of profit commission payable in respect of that underwriting year for such operating subsidiaries. If the underwriting results of a particular underwriting year deteriorate over time, future installments related to that particular underwriting year will be reduced accordingly, and to the extent that such deterioration would cause that underwriting year’s profit commission to be less than amounts already received in respect thereof by Arch, the installment of profit commission under that particular services agreement for such underwriting year that are payable in subsequent years will be reduced commensurately. However, such reduction will not affect the calculation of profit commission due with respect to any prior or subsequent underwriting year, and only will apply with regard to that particular services agreement. As a result, Arch may be entitled to receive profit commissions from one or more of our operating subsidiaries with respect to profitable underwriting years, if any, without considering whether or to what extent we may have been unprofitable in other underwriting years or whether we would be profitable if profits were calculated on a cumulative basis from the date of our inception.

In addition, the profit commission formula has certain parameters such as assumed internal expenses and investment returns as pre-agreed assumptions. Actual internal expenses and investment returns may deviate, sometimes substantially, from those in the profit commission formula. To the extent our actual expenses are greater than those assumed in the applicable services agreement profit commission calculation, we may be required to pay a profit commission for underwriting years that are ultimately not profitable to us.

Furthermore, in certain instances, for example, if we direct Arch to take any actions or make any changes that we believe are necessary to satisfy a rating agency requirement or to respond to a projected shortfall in the minimum annual premium requirements set forth in a particular services agreement, Arch may timely elect to exclude the underwriting results of such non-conforming business from the calculation of Arch’s profit commission. In such event, Arch will continue to be responsible to administer such business; however, if such excluded business causes our overall insurance or reinsurance portfolio to be unprofitable and, but for such excluded business, the applicable insurance or reinsurance portfolio would have been profitable, Arch will be entitled to receive its profit commission under the applicable services agreement on the profitable insurance or reinsurance portfolio that excludes such excluded business.

Arch may take actions in the future that cause its and our interests to be less aligned.

Under the terms of the outward quota share agreements, prior to March 2018, Arch may reduce its quota share participation under one or more such agreements in contracts written by us to below 15% if such reduction would not result in a downgrade of the financial strength rating issued to us by a mutually agreed rating agency. After March 2018, Arch may reduce its participation without consideration of the impact of such action on our financial strength rating. See “Certain relationships and related party transactions—Reinsurance and retrocession agreements—Outward quota share retrocession and reinsurance agreements.” Additionally, Arch may choose to dispose of some or all of our common shares or preference shares held by it at any time or from time to time after the first anniversary of this offering. Any reduction in quota share participation or disposal of our common shares by Arch will cause the interests of Arch to be less aligned with our interests, and could adversely affect our ratings and/or our reputation, all of which could significantly and negatively affect our business.

We could be materially adversely affected to the extent that Arch exceeds its authority under the services agreements or otherwise fails to comply with the terms of the services agreements.

Pursuant to the services agreements, Arch and its designated employees are authorized to underwrite business on our behalf in accordance with the related underwriting guidelines established by us. We rely upon the underwriting controls of Arch to supervise designated employees writing business. Although we monitor such business on an ongoing basis, our monitoring efforts may not be adequate to prevent Arch or the designated employees from exceeding their authority, committing fraud or otherwise failing to comply with the terms of the services agreements and related underwriting guidelines. Arch also performs claims management services for us, including establishment and adjustment of case reserves and payment of claims. To the extent that Arch and/or the designated employees exceed their authorities, commit fraud or otherwise fail to comply with the terms of the services agreements and related underwriting guidelines, our financial condition and results of operations could be materially adversely affected.

Subject to our investment guidelines, AIM has broad discretion to invest our invested assets in our investment grade portfolio. The performance of our investment grade portfolio depends on the ability of AIM to select and manage appropriate investment grade investments.

AIM manages the assets of our investment grade portfolio into which we contribute certain of our invested assets and, subject to our investment grade investment guidelines, has broad investment discretion. The performance of our investment grade portfolio depends on the ability of AIM to select and manage appropriate investments within the agreed investment guidelines. The failure of AIM or any third party appointed by AIM to perform adequately could result in losses or less profitable investments than anticipated, each of which could significantly and negatively affect our business.

Risks related to our investments

The performance of our investments is highly dependent upon conditions in the global economy or financial markets that are outside of our Investment Managers’ control and can be difficult to predict.

The performance of our investments may be affected by general economic or financial market conditions and risks, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts or security operations), any of which could have a material negative impact on our investments. These factors, among others, may affect the level and volatility of securities prices and the liquidity of our investments, which could reduce our investment returns and negatively impact our results of operations and financial condition. Unpredictable or unstable economic or financial market conditions or declines in current economic or financial conditions may also result in reduced opportunities to find suitable risk-adjusted investments to deploy capital or make it more difficult to exit and realize value from existing investments. Such conditions could prevent our Investment Managers from successfully executing their investment strategies or could cause assets in the investment portfolios to be disposed of at a loss.

While overall economic and financial market conditions have slowly improved from the depths of the U.S. recession, there continues to be concern about the prospects for renewed growth in the U.S. economy. There can be no assurance that the economy will improve or that market conditions will not begin to deteriorate once again. In addition, turbulence in international markets and economies may negatively affect the U.S. economy and financial markets.

Conversely, if the economy recovers faster than our Investment Managers expect or the recovery outperforms our Investment Managers’ expectations, there may be reduced investment opportunities or a reduced ability to acquire investments on favorable terms. Markets can correlate strongly at times in ways that are difficult for a manager to predict, so even a well-diversified approach may not protect an investment portfolio from significant losses under certain market conditions.

We depend upon HPS to manage the investments of the funds in our non-investment grade portfolio and upon AIM to manage the investments of the funds in our investment grade portfolio. Our Investment Managers, their affiliates or any of their respective principals or other employees may engage in investment and trading activities for their own accounts and for the accounts of others, which could cause various conflicts of interest to arise that may not be resolved in our favor.

We depend upon HPS to manage the investments in our non-investment grade portfolio, into which we contribute a substantial majority of our invested assets. Each HPS investment management agreement has an initial term ending on December 31, 2020 and, if neither party gives notice of non-renewal at least 24 months prior to the expiration of the initial term, the term will automatically renew for a five-year period following the initial term, and thereafter the term will continue to renew for successive five-year periods unless either party gives notice of non-renewal at least 24 months before the end of the then-current term. In addition, each investment management agreement is subject to earlier termination upon the occurrence of certain events. See “Certain relationships and related party transactions—Agreements with HPS—Investment management agreements.” We depend upon AIM to manage the investments in our investment grade portfolio, into which we also contribute a portion of our invested assets. As a result, the diminution or loss of our Investment Managers’ services could negatively impact the investment portfolios and, accordingly, our results of operations and financial condition.

Neither our Investment Managers nor their affiliates or any of their respective principals or other employees are obligated to devote any specific amount of time or effort to managing the investment portfolios. Each of them may engage in investment and trading activities for their own accounts and for the accounts of others. Additionally, there is no specific limit in the investment management agreements with our Investment Managers as to the number of accounts which may be managed or advised by our Investment Managers. Our Investment Managers manage and expect to continue to manage other funds and accounts which may have objectives similar to or different from ours. Our Investment Managers are not required to provide us with the same fee structures, investment objectives and policies of their other accounts, which could cause our Investment Managers to effect trading in one portfolio or account that may have an adverse effect on another, including those in which we have invested. Other than with regard to our non-investment grade portfolio, we are not entitled to inspect the trading records of HPS or its principals or employees. Similarly, other than with regard to our investment grade portfolio, we are not entitled to inspect the trading records of AIM or its principals or employees. The investment management agreements with our Investment Managers do not impose any specific obligations or requirements concerning allocation of investment opportunities to us or any restriction on the nature or timing of investments for our account and for other accounts. Various conflicts of interest could arise which may not be resolved in our favor and accordingly, could adversely affect our results of operations and financial condition. For instance, the funds and other accounts managed by our Investment Managers and their affiliates may employ a substantially identical strategy as that employed by us. Such funds and accounts may compete with us for allocation of investments. Investment opportunities that may be potentially appropriate for us may also be appropriate for the other of our Investment Managers’ funds or accounts and there can be no assurance that we will be allocated those investment opportunities. The investments of our company and such other funds or accounts may not be parallel due to different leverage, fee structures, inflows and outflows of capital, variations in strategy, redemption/withdrawal rights and applicable business and regulatory considerations. Such other funds and accounts may invest in different parts of an issuer’s capital structure from our company (e.g., with the other funds and accounts occupying the more senior parts of the capital structure), thereby creating conflicts of interest which would be amplified if the issuer’s financial conditions became impaired. Such other funds and accounts may take short positions on issuers to which we have long exposure, and vice versa. In addition, such other funds and accounts may enter into or exit an investment at different times, and on different terms, than we do and such actions may adversely impact us.

Our Investment Managers each have broad discretionary authority to determine how the funds in our investment portfolios are invested, and are not required to conduct any minimum level of research or analysis in connection with making investment decisions for us.

Pursuant to the applicable non-investment grade investment guidelines, HPS has broad discretionary authority to determine how the funds in our non-investment grade portfolio are invested. Similarly, under the investment grade investment guidelines, AIM has broad discretionary authority to determine how the funds in the investment grade portfolio are invested. While their investment efforts may be supported by the fundamental research of issuers, sectors, markets and financial instruments, neither of our Investment Managers is required to conduct any minimum level of research or analysis in connection with making investment decisions for us. Our Investment Managers may from time to time instead make investment decisions based upon other factors. In such a circumstance, our Investment Managers would invest opportunistically without the due diligence or analysis that may be utilized with respect to other investments. For example, our Investment Managers may purchase or sell certain instruments based solely on our Investment Managers’ anticipation of general market trends or trends relating to a specific instrument without conducting any analysis or research or, in some cases, our Investment Managers may disregard available analysis and research relating to such instruments.

The success of our investment portfolios is dependent on each of our Investment Managers’ ability to develop and implement appropriate systems and procedures to control investment-related operational risks.

HPS’s non-investment grade investment management business is dynamic and complex. As a result, certain operational exposures are intrinsic to its operations, especially given the volume, diversity and complexity of transactions that HPS enters into daily. Our non-investment grade portfolio investments are highly dependent on HPS’s ability to process, on a daily basis, a high volume of transactions across numerous and diverse markets. Consequently, we rely heavily on financial, accounting and other data processing systems of HPS. The inability of these systems to accommodate an increasing volume, diversity and complexity of transactions could constrain the ability of HPS to properly manage the non-investment grade portfolio.

Our Investment Managers rely extensively on computer programs and systems to trade, clear and settle securities transactions, to evaluate certain securities based on real-time trading information, to monitor their portfolios and to generate risk management and other reports that are critical to their oversight of our investment portfolios. Certain of our Investment Managers’ operations interface with or depend on systems operated by third parties, including their prime brokers and market counterparties, exchanges and similar clearance and settlement facilities, and other parties, and our Investment Managers may not be in a position to verify the exposures or reliability of third-party systems. Our Investment Managers’ and third parties’ programs and systems may be subject to defects, failures or interruptions, including those caused by worms, viruses and power failures. Systemic failures in any of these systems could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated or accounted for. Any such defect or failure, or similar disruption, could cause our Investment Managers to suffer, among other things, financial loss, disruption of businesses, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on our investments.

Our business could be significantly and negatively affected in the event that AIM or HPS is unable to transfer or does not timely transfer funds to us necessary for us to make payments under our insurance or reinsurance contracts or to fulfill our other obligations.

Upon notification by us or by Arch on our behalf, HPS and/or AIM are obligated to transfer funds to us necessary for us to make payments under our insurance or reinsurance contracts and fulfill our other obligations. Moreover, at various times, the markets for investment products held in our investment portfolios may be “thin” or illiquid, making the sale at desired prices or in desired quantities difficult or impossible. In the event that HPS and/or AIM fail to make such a transfer or cannot liquidate investment products in the applicable portfolio in order to make such a transfer, we may have insufficient resources to make payments under our insurance or reinsurance contracts or otherwise fulfill our obligations, which could significantly and negatively affect our business.

Errors or misconduct by employees of our Investment Managers or their third-party service providers could cause significant losses to our investments.

Our Investment Managers rely on a substantial number of their respective personnel, as well as certain counterparties and third-party service providers. Accordingly, risks associated with errors by such personnel, counterparties and third-party service providers are inherent in our business and operations and in those of our investment portfolios. In addition, employee misconduct could occur, including binding us to transactions that exceed authorized limits or present unacceptable risks and unauthorized investment activities or concealing unsuccessful investment activities, which, in any case, could result in unknown and unmanaged risks or losses. Given the volume of transactions executed by the Investment Managers on behalf of the investment portfolios, potential investors should assume that trading errors (and similar errors) will occur and that the investment portfolios will be responsible for any resulting losses, even if such losses result from the negligence of the Investment Managers or their affiliates. Losses could also result from actions by counterparties or third-party service providers, including failing to recognize trades and misappropriating assets. In addition, employees, counterparties and third-party service providers could improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting our business prospects.

Although our Investment Managers have each adopted measures to prevent and detect employee errors and misconduct and to select reliable third-party service providers, it is not always possible to deter such misconduct, and the precautions the Investment Managers take to detect and prevent such misconduct may not be effective in all cases. From time to time, our Investment Managers or their affiliates may elect to voluntarily reimburse the investment portfolios for losses suffered as a result of certain trade errors. However, notwithstanding the previous sentence, potential investors should not carry the expectation that a reimbursement will ever take place and, in evaluating the investment, no decisions should be made in reliance on the Investment Managers making any reimbursements to the investment portfolios for losses suffered as a result of such trade errors.

Our investment management agreements with HPS provide that, to the fullest extent permitted by law, we will indemnify and hold harmless HPS and any of its members, managers, officers, partners, affiliates and employees (each, an HPS Indemnified Person) from and against any losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification and the cost of pursuing any insurance providers (collectively, HPS-related Losses) suffered or sustained by an HPS Indemnified Person, except those HPS-related Losses resulting from an action or inaction or mistake of judgment taken by an HPS Indemnified Person that constituted fraud, gross negligence or intentional misconduct, in each case, as determined in a final non-appealable judgment by a court of competent jurisdiction. In addition, our investment management agreements with HPS provide that no HPS Indemnified Person will be liable to us for any HPS-related Losses suffered by us in connection with any matters to which the investment management agreements with HPS relate, including, but not limited to, trading losses, except those HPS-related Losses resulting from (x) such HPS Indemnified Person’s gross negligence or intentional misconduct or (y) material intentional breaches of the non-investment grade investment guidelines by HPS, which breaches are not cured within 90 days of the earlier of (A) the date on which HPS becomes aware of such breach and (B) the date on which we notify HPS of such breach. Each of the investment management agreements with HPS provides that no breach of the related non-investment grade investment guidelines shall be deemed to have occurred if (i) we have agreed in writing to an amendment to such investment guidelines such that HPS’s actions under the amended investment guidelines would not constitute a breach of such guidelines, (ii) such actions were approved by our Chief Executive Officer or Chief Risk Officer in writing or (iii) such actions were taken pursuant to our instructions.

Neither AIM nor any of its directors, officers, employees, shareholders and agents will be liable to us for any losses, liabilities, claims, causes of action, costs, damages or expenses, including reasonable attorneys’ fees (collectively, AIM-related Losses) arising from, or caused by, AIM’s negligence or material breach of the investment managements with AIM, to the extent such AIM-related Losses arise from, or are caused by, our acts or omissions.

We, AIM or HPS may become subject to third-party litigation that could result in significant liabilities, litigation-related expenses and reputational harm, which could have an adverse effect on our investments.

HPS or AIM may be named as a defendant(s) in civil proceedings. The outcome of any legal proceedings, which may materially adversely affect the value of our non-investment grade portfolio or our investment grade portfolio, may be impossible to anticipate, and such proceedings may continue without resolution for long periods of time. Any litigation may consume substantial amounts of HPS’s or AIM’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Accordingly, any such litigation could adversely affect our business and results of operations and the value of our investments.

We may be named as a defendant in civil proceedings as a result of our having HPS or AIM manage our non-investment grade portfolio or our investment grade portfolio, respectively. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would generally be borne by us, would increase our costs and would reduce net assets.

Additionally, HPS or AIM may effect investments through vehicles that could subject us to creditor’s claims. Under the non-investment grade investment guidelines, HPS is permitted to effect investments on behalf of the non-investment grade portfolio through limited partnerships, limited liability companies, corporations or other vehicles sponsored or managed by HPS or its affiliates or third parties. A creditor having a claim that relates to a particular investment held by any such vehicle may be able to satisfy such claim against all assets of such vehicle, without regard to our rights with respect to such vehicle.

Our Investment Managers from time to time may be restricted or prohibited from trading in the securities of certain companies.

As part of their respective investment management activities, our Investment Managers may, from time to time, come into possession of material non-public information. For example, HPS may place a representative on the board of directors of a company in which our non-

investment grade portfolio has invested or may sign a confidentiality agreement in the context of a contemplated transaction. Alternatively, in their personal capacity, employees of our Investment Managers may sit on a company’s board of directors or hold a significant personal interest in a company. In such a circumstance, our Investment Managers may be considered an “insider” for the purpose of the U.S. federal securities laws and, accordingly, may be restricted or prohibited from trading securities of such company, including securities that we may already own. In addition, our Investment Managers’ compliance departments may impose internal trading restrictions on the securities of a particular issuer, even if trading in those securities is not strictly prohibited as a matter of law. If a restriction is in place, it may result in missed investment opportunities and may result in a loss of value, including a total loss, of an existing investment.

The ability of our Investment Managers to use “soft dollars” and to select any broker-dealer, including themselves or their affiliates, may provide our Investment Managers, when selecting broker-dealers, with an incentive to take into account the soft-dollar benefits available from the broker-dealers or pose other conflicts of interest.

Subject to the terms of the investment management agreements with our Investment Managers, as applicable, our Investment Managers are permitted to select any broker or dealer, including themselves or their affiliates, in connection with any investment or any trade. In choosing brokers and dealers, neither of our Investment Managers is required to consider any particular criteria. Our Investment Managers are not required to select the broker or dealer that charges the lowest transaction cost, even if that broker provides execution quality comparable to other brokers or dealers. Our Investment Managers may consider the value of various services or products, beyond execution, that a broker-dealer provides to us or our Investment Managers. Our Investment Managers and/or their delegates are authorized to effect transactions for the their respective portfolio through affiliated broker-dealers and the affiliated broker-dealers may retain commissions in connection with effecting such agency transactions, even though other broker-dealers may be willing to effect transactions for us at lower commission rates than those charged by affiliated broker-dealers. Our Investment Managers’ rights to use soft dollars may give them an incentive to select brokers or dealers for our transactions, or to negotiate commission rates or other execution terms, in a manner that takes into account the soft dollar benefits received by them rather than giving exclusive consideration to the interests of our investment portfolio and, accordingly, may create a conflict.

The investment portfolios are exposed to risks that prime brokers, custodians, clearing agents, exchanges, clearing houses and other financial intermediaries and guarantors may default on their obligations.

Prime brokers, custodians, clearing agents, exchanges, clearing houses and other financial intermediaries and guarantors may default on their obligations due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. Any default of this nature could have a significant and negative effect on the investment portfolios. For example, assets may be left on deposit with brokers and banks, and not held by a bank custodian. Rule 15c3-3 under the Exchange Act requires a broker-dealer to segregate a customer’s securities from the broker-dealer’s own assets. If the broker-dealer fails to do so, there is a risk of loss of the assets held by the broker-dealer in the event of the broker-dealer’s bankruptcy. In the event of a failure of a broker-dealer to segregate assets, the U.S. Securities Investor Protection Corporation provides a maximum of $500,000 of account insurance per customer, subject to a limit of $250,000 for cash. Since our assets on deposit usually will exceed these amounts, we may receive only a pro rata share of the remaining assets deposited with the failed broker-dealer. Foreign broker-dealers that may not be subject to investor protection regulations may also be utilized. In the event of the failure or insolvency of a foreign broker-dealer, the portion of our assets on deposit that are recoverable may be extremely limited.

The funds in the investment portfolios are and will continue to be invested in securities and loans of issuers and borrowers organized or based outside the United States, which may prove riskier than securities and loans of U.S. issuers and borrowers.

Funds in the investment portfolios are and will continue to be invested in securities and loans of issuers and borrowers organized or based outside the United States, which may be subject to a variety of exposures and other special considerations not affecting securities and loans of U.S. issuers and borrowers. Many non-U.S. securities markets are not as developed or efficient as those in the United States. Securities of some non-U.S. issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in many non-U.S. securities markets are less than in the United States and, at times, price volatility can be greater than in the United States. Non-U.S. issuers and borrowers may be subject to less stringent financial reporting and informational disclosure standards, practices and requirements than those applicable to U.S. issuers and borrowers. In addition, there are increasing market concerns as to the potential default of government issuers. Should governments default on their obligations, there could be a negative impact on both government securities and non-government investments held within the country of default.

Furthermore, investments in non-U.S. markets may be in non-U.S. dollar-denominated assets. Consequently, any non-U.S. dollar investments in the investment portfolios would be subject to any changes in exchange control regulations and, furthermore, may experience exchange losses to the extent that foreign currency exposure is not hedged or is not sufficiently hedged against changes in currency rates. Forward contracts on currencies, as well as purchase put or call options on currencies, may be entered into in various markets. There can be no guarantee that instruments suitable for hedging currency or market shifts will be available at any given time or will be able to be liquidated at any given time. In addition, any currency hedging transactions entered into may include a credit component, pursuant to which the hedging counterparty may be granted a security interest in certain of our assets. Such security interest may include an undivided interest in all of our assets, and may not be limited solely to the assets to which the hedge relates. Accordingly, in such a case, if a default occurs with respect to a currency hedging transaction relating to certain of our assets, then the hedging counterparty could lay claim to an interest in all of our assets, including those not related to the hedging transaction.

There may be costs in connection with conversions between various currencies. Currency exchange dealers realize a profit based on the difference between the prices at which they are buying and selling various currencies. A dealer normally will offer to sell currency at one rate, while offering a lesser rate upon immediate resale of that currency to the dealer. Currency exchange transactions will be conducted either on a spot (i.e., cash) basis at the spot rate prevailing in the currency exchange market, or through entering into forward or options contracts to purchase or sell the currencies needed. We anticipate that certain of the currency exchange transactions will occur at the time securities and loans are purchased and will be executed through the local broker or custodian.

The investment portfolios are exposed to risk that the underlying debtor/borrower of debt securities or loans held by the investment portfolios may not make interest or principal payments when they become due, or that the debtor/borrower makes a material misrepresentation or omission.

A fundamental risk associated with the investment portfolios is the risk that a corporate debtor will be unable to make principal and interest payments when due. Companies in which the funds in the investment portfolios are invested could deteriorate as a result of an adverse development in their business, a change in the competitive environment, an economic downturn, or legal, tax or regulatory changes, among other factors. As a result, companies which were expected to be stable may experience financial or business difficulties, including operating at a loss or having significant variations in operating results or requiring substantial additional capital to support their operations or to maintain their competitive position.

The companies in which the funds in the non-investment grade portfolio are invested may be highly leveraged, which may have significant consequences to these corporations or companies and the non-investment grade portfolio. For example, a highly leveraged company may be (i) limited in its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; (ii) required to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available for other purposes; and (iii) more highly leveraged than some of its competitors, which may place it at a competitive disadvantage.

Highly leveraged companies may also be subject to restrictive financial and operating covenants, which may preclude favorable business activities or the financing of future operations or capital needs. However, highly leveraged corporations or companies whose loans do not subject them to financial and operating covenants may be subject to a separate set of risks.

Instead of using proceeds of debt to make strategic investments or invest in operating or financial assets, or for working capital, a corporation or company may use such proceeds to pay a dividend to stockholders. As a result, these companies may have limited capital to respond to changing conditions and to take advantage of business opportunities. A highly leveraged corporation or company is subject to increased exposure to adverse economic factors, such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of that company or its industry.

A company may be forced to take other actions to satisfy its obligations if it is unable to generate sufficient cash flow to meet principal and interest payments. The company may try reducing or delaying capital expenditures, selling assets, seeking additional capital or restructuring or refinancing indebtedness. The value of an investment in such company could be significantly reduced or even eliminated if such strategies are not successful and do not permit the company to meet its scheduled debt service obligations.

Further, the continuing conditions in the worldwide credit markets could adversely affect the companies in which the funds in the investment portfolios are invested. Certain companies may not be able to refinance existing leverage or access the additional capital they may need to grow or maintain their businesses in the current financial markets.

Funds in the non-investment grade portfolio may be invested in loans that have limited mandatory amortization requirements. While such a loan may obligate the borrower to repay the loan out of asset sale proceeds or with annual excess cash flow, such requirements may be subject to substantial limitations and/or “baskets” that would allow a portfolio company to retain such proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that the borrower will not be able to repay or refinance loans when they come due.

Investments made using funds in the investment portfolios may be subject to early redemption features, refinancing options, prepayment options or similar provisions which, in each case, could result in an issuer repaying the principal on an obligation earlier than expected. This may happen when there is a decline in interest rates, or when performance allows refinancing with lower cost debt. Should conditions in the credit market revert to the conditions that existed in the early part of 2007, early prepayments of debt could increase. To the extent early prepayments increase, they may have a material adverse effect on our investment objectives and the profits on capital invested in fixed income investments.

Moreover, companies in which funds in the investment portfolios may be invested may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified personnel.

Additionally, there is risk associated with debt investing due to the possibility of material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability to perfect or effectuate a lien on the collateral securing the loan. The accuracy and completeness of representations made by borrowers will be relied upon to the extent reasonable, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments made by a borrower in connection with a debt may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance.

Risks related to HPS and the HPS-managed non-investment grade portfolio

HPS utilizes investment strategies and employs trading techniques that involve inherent exposures, which could result in substantial losses to our non-investment grade portfolio and, as a result, to us.

The non-investment grade investments, investment strategies and trading techniques utilized by HPS are more speculative, volatile and, in certain cases, less liquid than the investments made by a more traditional reinsurer. To the extent any of our non-investment grade portfolio investments generate losses, or gains are reduced by transaction costs, embedded expenses or currency fluctuations, the negative impact on the non-investment grade portfolio could adversely affect our results of operations and financial condition.

Under the non-investment grade investment guidelines, HPS is permitted to use a variety of derivatives and other financial instruments both for investment purposes and for risk management purposes. However, HPS is not obligated to, and may choose not to, hedge against risks. Although hedging transactions may be entered into to seek to reduce risk, those transactions may result in a poorer overall performance than if such hedging transactions had not been entered into.

Funds in our non-investment grade portfolio may from time to time be invested in the following investments, among others:

•	fixed income investments, including, without limitation, corporate debt such as secured and unsecured loans, high yield bonds and structured credit instruments;

•	loans of portfolio securities;

•	subordinated loans;

•	credit default swaps;

•	equity securities;

•	equity interests;

•	equity swaps;

•	hedging transactions, including derivatives;

•	short positions, including on individual names or indices;

•	non-public, restricted and illiquid securities;

•	equity and credit index options;

•	futures and options;

•	call options and put options, on “covered” or “non-covered” bases;

•	contracts for differences;

•	co-investments and joint ventures;

•

special opportunity investments, including, without limitation, as investments in types of activities (such as oil and gas exploration), various types of litigation claims and consumer receivables (such as automobile loans and real estate), commercial receivables, equipment and other leases, residential and commercial mortgage loans, as well as other financial instruments that provide for the contractual or conditional payment of an obligation; and

•	other derivative instruments, including those that are not presently contemplated for use or that are currently not available, but that may be developed.

For a discussion of the investments in which HPS has invested the funds in our non-investment grade portfolio from our initial funding in March 2014 until the present, see “Business—Our operations—Investment operations—Investment strategy.”

Other than as set forth in the non-investment grade investment guidelines, HPS is not prohibited from concentrating investments in particular types of positions or strategies. At times, the non-investment grade portfolio may have an unusually high concentration in certain types of positions because of HPS’s investment methods and strategies. The investment risk of a portfolio that is concentrated in particular positions or strategies is greater than if the portfolio is invested in a more diversified manner.

Our investments differ from those of many insurers and reinsurers because our non-investment grade portfolio is predominantly invested in corporate credit investments, which can be speculative and volatile and which could increase the riskiness and volatility of our results. In addition, the use of financial leverage could increase the riskiness of our non-investment grade portfolio’s investment strategy and volatility of our net income.

We derive a significant portion of our income from our non-investment grade portfolio investments, and our operating results depend to a significant degree on the performance of those investments. HPS, subject to the non-investment grade investment guidelines, has broad discretion to manage the assets of the non-investment grade portfolio into which we contribute a substantial portion of our invested assets. The non-investment grade portfolio is composed of investments in a combination of loans, debt and equity securities, derivatives and other investment products. The prices of securities and other investment products are volatile, and the volatility of our investments is increased by the use of leverage, leading to significantly greater exposures. Given the leveraged nature of the non-investment grade portfolio, a relatively small price movement may result in immediate and substantial losses to our non-investment grade portfolio.

Certain markets in which funds in the non-investment grade portfolio are invested are extremely competitive for attractive investment opportunities, which may limit investment opportunities, and if any of those markets were to become less attractive, HPS may be forced to liquidate positions in those markets under conditions of reduced liquidity.

The funds in the non-investment grade portfolio are invested in competitive markets and, on our behalf, HPS may be unable to identify or successfully pursue attractive investment opportunities in those environments. Among other factors, competition for suitable investments from other pooled investment vehicles, the public debt syndication markets and other investors may reduce the availability of investment opportunities. There has been significant growth in the number of firms organized to make such investments and there are relatively few barriers to entry, which may result in increased competition in obtaining suitable investments or an increase in the number of investors that are attempting to purchase or sell similar positions simultaneously. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds, and thus these competitors may have unique advantages. In addition, competitors may have incurred, or may in the future incur, leverage to finance their investments at levels or on terms more favorable than those available to HPS in regard to the funds in the non-investment grade portfolio. Significant expenses may be incurred in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation and legal, accounting and other professional services, as well as the fees of other advisers. If many investment funds that pursue similar strategies were forced to liquidate positions at the same time, market liquidity would be reduced, which may cause prices to drop, volatility to increase and losses to be exacerbated.

We do not control the decisions of HPS, and HPS may invest the assets in our non-investment grade portfolio in its discretion within the framework of the applicable non-investment grade investment guidelines. The performance of our non-investment grade portfolio depends on the ability of HPS to select and manage appropriate investments.

HPS manages the assets of the non-investment grade portfolio into which we contribute substantially all of our subsidiaries’ invested assets and, subject to the non-investment grade investment guidelines, HPS has broad investment discretion. We have delegated to HPS authority to make decisions regarding non-investment grade investments. The initial terms of our investment management agreements with HPS end on December 31, 2020, though, subject to certain restrictions set forth in such agreements, either party can terminate the arrangement prior to this date. See “Certain relationships and related party transactions—Agreements with HPS.”

The performance of our non-investment grade portfolio depends on the ability of HPS to select and manage appropriate investments. The failure of HPS or any of its key personnel to perform adequately could increase the level of risk to which our investments are exposed and could result in losses or less profitable investments than anticipated, each of which could significantly and negatively affect our business.

Changes to our non-investment grade investment guidelines would require our consent and the consent of Arch and HPS.

Pursuant to the investment management agreements with HPS, changes to the non-investment grade investment guidelines will only be permitted with the mutual consent of Arch, HPS and us. If future changes to our overall underwriting strategy require us to change the non-investment grade investment guidelines, we would be unable to make those changes without the consent of Arch and HPS so long as the investment management agreements with HPS are in effect. Accordingly, we may have to forego opportunities in our underwriting operations that we otherwise may have been able to pursue if we are unable to get the necessary consent or are unable to get the necessary consent in a timely manner.

Our investment management agreements with HPS contain performance fee compensation, which may create incentives that are not aligned with ours, and may adversely affect our financial results.

Pursuant to the investment management agreements with HPS, we are obligated to pay HPS management fees and performance fees. The performance fees may create an incentive for HPS to make investments that are more speculative than would be the case in the absence of such performance fee. HPS may, in its sole discretion, change the allocation of the funds in the non-investment grade portfolio among investments at any time without notifying us, and may be incentivized to allocate capital to investments with greater incentive fee rates.

In addition, compensation arrangements for portfolio managers employed by HPS typically include a performance-based component. These performance-based compensation arrangements may create an incentive for HPS to engage in transactions that focus on the potential for short-term gains rather than long-term growth and those that are more risky or speculative. In addition, since the performance fee is calculated on a basis that includes unrealized appreciation, it may be greater than if it were based solely on realized gains. See “Certain relationships and related party transactions—Agreements with HPS—Investment management agreements.”

The compensation received by HPS, its principals or its employees with respect to the non-investment grade portfolio may be different from the compensation received with respect to other HPS accounts investing in the same instruments. If the compensation to be received from another HPS account is greater than the compensation received from us, then HPS will have an incentive to favor the other HPS account over ours. Similarly, in instances where certain employees of HPS are responsible for investing assets on behalf of multiple accounts, if the compensation to be received by such employees with respect to certain other HPS accounts is greater than the compensation to be received with respect to the non-investment grade portfolio, then the employees may have an incentive to favor the other HPS accounts, including in the allocation of investment opportunities. To the extent our non-investment grade portfolio and other HPS accounts invest in the same instruments, if another HPS account takes advantage of a trading opportunity, that opportunity may not be available for our non-investment grade portfolio or may not be available at attractive rates or quantities.

Our non-investment grade portfolio may bear performance fees even if we experience a net loss for the corresponding period.

The performance fee payable to HPS is based on interest income and realized and unrealized gains and losses of the non-investment grade portfolio as of the end of the applicable period for which such compensation is calculated.

Because the performance of our non-investment grade portfolio only accounts for a part of our overall performance for any given period, performance fees may be payable to HPS even if we experience no gain or a net loss for that period if expenses or losses (e.g., payments made in satisfaction of insurance or reinsurance claims, or investment losses on the investment grade portfolio) more than offset any positive returns on our non-investment grade portfolio for that period.

We rely upon HPS for calculation of the fees due to HPS under the investment management agreements with HPS despite HPS’s potential conflict.

Although we rely on expert investment industry valuation firms, or Valuation Agents, to provide periodic valuations for the assets and liabilities of our non-investment grade portfolio, pursuant to the investment management agreements with HPS, HPS determines the valuation of the non-investment grade portfolio for purposes of calculation of the management fees and performance fees that we pay to HPS thereunder and in determining such valuation, if HPS determines that market prices or quotations or pricing methodologies do not represent the fair value of particular securities or investments or if no quotation exists, HPS is authorized in its good faith discretion to assign a value to such securities or investments that differs from the value ascribed by the Valuation Agents, market prices or quotations or is calculated differently. Because the management fees and performance fees payable to HPS are based on the values that HPS assigned to such investments and the HPS valuation may differ from the valuation calculated by the Valuation Agents, a conflict of interest between HPS and us may arise.

Our non-investment grade portfolio investments are subject to higher aggregate transaction costs than those of an investment grade fixed income portfolio, which could reduce our investment returns.

Our non-investment grade portfolio is invested in accordance with the investment strategy described in this prospectus. See “Business—Our operations—Investment operations—Investment strategy.” Over time, this investment strategy is likely to involve more active trading than a typical insurer or reinsurer. We incur certain fees and expenses in connection with HPS’s investing of our non-investment grade portfolio, such as for its day-to-day operations, including brokerage commissions and other transaction costs payable to its brokers. Additionally, HPS’s trading decisions may be made on the basis of short-term market considerations. Therefore, the turnover rate of our non-investment grade portfolio could be significant, requiring substantial commissions and fees. We are also obligated to pay or reimburse certain of HPS’s operating, legal, accounting and auditing fees and other expenses related to its management of our non-investment grade portfolio. Payment of these expenses reduces our returns and are payable regardless of whether we realize any profits.

Our non-investment grade portfolio may not achieve the historical results obtained in the past by any HPS-managed investment vehicles or accounts, and a positive return on our non-investment grade portfolio does not necessarily ensure a positive return on an investment in our shares.

Our non-investment grade portfolio has only a limited operating history upon which we or prospective investors can evaluate its anticipated future performance. Past performance is not indicative of future results, and our non-investment grade portfolio may not achieve results comparable to those that HPS has achieved in the past with a similar investment strategy. Accordingly, potential investors in our shares should draw no conclusions from the prior performance of HPS, its investment professionals or any of its affiliates, and should not expect our non-investment grade portfolio to achieve similar returns. Additionally, because the performance of our non-investment grade portfolio is only one component of our overall performance, a positive return on these investments does not necessarily ensure a positive return on an investment in our shares.

The non-investment grade portfolio may hold non-traditional and complex fixed income and other financial instruments, which exposes us to increased risks and could result in substantial losses to the non-investment grade portfolio and, as a result, to us.

General risks related to debt instruments

The non-investment grade portfolio holds debt instruments, which could result in substantial losses to the portfolio and, as a result, to us. It is anticipated that certain debt instruments held in the non-investment grade portfolio will become non-performing and possibly default. The non-investment grade portfolio may hold debt investments that are secured or unsecured. Unsecured debt investments do not have any collateral supporting the issuer’s obligation to repay the loan. When we invest in unsecured debt, our ability to influence a portfolio company’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior secured creditors.

Secured debt investments may be subject to the risk that our security interests in the underlying collateral are not properly or fully perfected. Furthermore, the collateral securing debt investments will often be subject to casualty or devaluation risks. If a secured loan is foreclosed, we could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. As a result, we may be exposed to losses resulting from default and foreclosure. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying assets will further reduce the proceeds and thus increase the loss. There is no assurance that the value of the assets collateralizing a loan will be correctly evaluated. In the event of a reorganization or liquidation proceeding relating to the borrower, all or part of the amounts advanced to the borrower may be lost and any repayment may be significantly delayed. There is no guarantee that the protection of our interests will be adequate, including the validity or to enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims could be asserted that might interfere with enforcement of our rights.

Subordinated loans

We may invest in subordinated debt. If a portfolio company defaults on such debt or on debt senior to our investment, or in the event of the bankruptcy of a portfolio company, the investment held by us will be recovered only after the senior debt is repaid in full. Under the terms of typical subordination agreements, senior creditors may be able to block the acceleration of the subordinated debt or the exercise by holders of subordinated debt of other rights they may have as creditors. Accordingly, we may not be able to take the steps necessary or sufficient to protect our investments in a timely manner or at all. If a portfolio company declares bankruptcy, we may not have any recourse to the assets of the portfolio company, or the assets of the portfolio company may not be sufficient to cover our investment. Further, HPS’s ability to amend the terms of our investments, assign the investments, exercise its remedies and control decisions made in bankruptcy proceedings will be limited. The level of risk associated with investments in subordinated debt increases if such investments are in distressed issuers.

Debt held on an assignment or participation basis

The non-investment grade portfolio may hold private and public debt owed by companies on either an assignment or participation basis. When funds in the non-investment grade portfolio are invested on a participation basis with a seller, there is exposure to additional risks that (i) there may be no direct access to the relevant borrower and information provided by the participation seller must be relied upon; (ii) generally there will be no right directly to enforce compliance by the borrower with the terms of the loan agreement, no rights of set-off against the borrower and no right to object to certain changes to the loan agreement agreed to by the participation seller; and (iii) there may be no right to benefit directly from the collateral supporting the related loan and rights of set-off the borrower has against the seller.

As described above, when funds in the non-investment grade portfolio are invested on a participation basis, we may not directly benefit from the collateral supporting the related loan obligation. As a result, we would assume the credit risk of both the obligor and the selling institution, which would remain the legal owner of record of the applicable loan. Participations are typically sold strictly without recourse to the selling institution, and the selling institution will generally make no representations or warranties about the underlying loan, the portfolio companies, the terms of the loans or any collateral securing the loans. Furthermore, certain loans have restrictions on assignments and participations, which may negatively impact our ability to exit from all or part of our investment in a loan.

High yield bonds

The non-investment grade portfolio may hold high yield bonds which are rated in the lower rating categories by the various credit rating agencies. These instruments are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be speculative with respect to the issuers’ capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the event of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those of higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may contribute to a decrease in the value and liquidity of such lower-rated securities.

The non-investment grade portfolio may also hold low-rated or unrated debt securities. Such securities may offer higher yields than higher-rated securities, but may generally involve greater volatility of price, lower liquidity, and risk of principal and income, including the possibility of default by, or bankruptcy of, the issuers of the securities.

Structured credit instruments

The non-investment grade portfolio may hold structured credit instruments, including collateralized debt obligations, collateralized loan obligations, collateralized bond obligations, collateralized mortgage obligations and other similar securities. These may be fixed pools or may be “market value” or managed pools of collateral, including commercial loans, high yield and investment grade debt, structured securities and derivative instruments relating to debt. The pools are typically separated into tranches representing different degrees of credit quality, with lower rated tranches being subordinate to senior tranches. The senior tranches, which represent the highest credit quality in the pool, have the greatest collateralization and pay the lowest spreads over treasuries. Lower-rated tranches represent lower degrees of credit quality and pay higher spreads over treasuries to compensate for the attendant risks. Structured securities are extremely complex and are subject to risks related to, among other things, changes in interest rates, the rate of defaults in the collateral pool, the exercise of redemption rights by more senior tranches, the possibility that a settlement of a transaction does not take place as expected, the possibility that a transaction proves unenforceable in law, including in bankruptcy, unexpected losses arising from deficiencies in a firm’s management information, support and control systems and procedures and the possibility that a liquid market will not exist for the sale of such structured securities.

Secured loans

Funds in the non-investment grade portfolio may be invested in senior secured loans. These obligations are subject to unique risks, including: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) so-called lender-liability claims by the obligor; (iii) environmental liabilities that may arise with respect to collateral securing of the obligations; and (iv) limitations on the ability to directly enforce compliance by the obligor with the terms of the instrument evidencing such loan obligation, or to enforce any rights of set-off against the obligor.

Equity trading

HPS may engage in equity trading in the non-investment grade portfolio that may result in varied returns and could result in substantial losses to that portfolio and, as a result, to us. The value of equity securities generally will vary with the performance of the issuer and movements in the equity markets. As a result, the non-investment grade portfolio may decline in value if the equity securities and equity-like securities of issuers whose performance diverges from HPS’s expectations or if equity markets generally move in a single direction and HPS has not hedged against such a general move.

Derivative instruments

Under the non-investment grade investment guidelines, HPS is permitted to hold a portion of its investment objective indirectly through derivatives transactions (each, a Synthetic Asset) effected for the benefit of the non-investment grade portfolio including, without limitation, total return swaps and credit derivatives. Each Synthetic Asset references one or more reference obligations or indices, including leveraged loans, high yield bonds, second-lien term loans and other debt financings or securities or indices related thereto (each, a Reference Obligation). Exposure to such Reference Obligations through Synthetic Assets presents risks in addition to those resulting from direct purchases of the securities or investments. A contractual relationship will exist only with a counterparty, and not with any issuer or borrower (each, a Reference Entity) of a Reference Obligation, unless an event of default occurs with respect to any such Reference Obligation, in which event physical settlement applies and the counterparty is required to deliver the Reference Obligation. If delivery of the Reference Obligation is not taken from the counterparty by HPS, there will be no right directly to enforce compliance by the Reference Entity with the terms of any such Reference Obligation and no rights of set-off against the Reference Entity. In the event of the insolvency of the counterparty, we will be treated as a general creditor of the counterparty and will not have any claim of title with respect to the Reference Obligations. Consequently, we will be subject to the credit risk of the counterparty, as well as that of the Reference Entity. As a result, entering into Synthetic Assets and similar transactions subjects us to an additional degree of risk with respect to defaults by the counterparty, as well as by the respective Reference Entities. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where transactions are concentrated with a single counterparty or small group of counterparties. The non-investment grade investment guidelines do not contain restrictions on dealing with any particular counterparty or from concentrating any or all transactions with one counterparty. While the intent is that non-investment grade portfolio returns in connection with Synthetic Assets will reflect those of each related Reference Obligation, as a result of the terms of the individual Synthetic Asset instruments (including interest and other transaction costs paid to the counterparty) and the assumption of the credit risk of the counterparty, the Synthetic Assets will likely have a different expected return, a different (and potentially greater) probability of default and different expected loss and recovery characteristics following a default. Synthetic Assets are expected to be less liquid and not as tradable as other collateral obligations and may be subject to more variability between their market value and actual sale price of the underlying Reference Obligation than other collateral obligations. In addition, there is no assurance that a buyer will be available or a termination value will be immediately determinable if a Synthetic Asset is sold or terminated. It is expected that any Synthetic Assets in the non-investment grade portfolio will not be able to be transferred without the consent of the applicable counterparty. If market quotations cannot be obtained with respect to a particular Reference Obligation, the termination value of the related transaction may be zero and the value of the entire investment in such Synthetic Asset may be reduced to zero.

We have entered into swap agreements by entering into ISDA Master Agreements. The ISDA Master Agreements have “events of default” and “termination events” and an unwind methodology that is applicable to both parties. If an “event of default” or “termination event” occurs with respect to either party, the non-defaulting or non-affected party will have a right to designate an “early termination date,” and the party will use a standard valuation methodology in the ISDA Master Agreements to determine the termination price for all the Synthetic Assets. Depending upon the market conditions when the early termination date is designated, the unwind price may be zero and the entire investment in such Synthetic Asset may be reduced to zero.

HPS may take advantage of opportunities with respect to certain Synthetic Assets that are not presently contemplated for use or that are currently not available, but that may be developed, to the extent such opportunities are both consistent with the non-investment grade investment guidelines and legally permissible. Special risks may apply to instruments that the funds in the non-investment grade portfolio are invested in at a later date that cannot be determined at this time. For example, risks with respect to credit derivatives may include determining whether an event will trigger payment under the contract and whether such payment will offset the loss or payment due under another instrument. In the past, buyers and sellers of credit derivatives have found that a trigger event in one contract may not match the trigger event in another contract, exposing the buyer or the seller to further risk. Other Synthetic Assets may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks related to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

In addition, the Dodd-Frank Act creates a regulatory framework for oversight of derivatives transactions by the CFTC and the SEC and modifies the existing regulation of futures markets. It is difficult to predict the ultimate impact of the Dodd-Frank Act and the full extent of the impact it will have on the non-investment grade portfolio is unclear. However, the Dodd-Frank Act contemplates that where appropriate in light of the outstanding risks, trading liquidity and other factors, swaps (broadly defined to include most derivative instruments other than futures) generally will be required to be cleared through a registered clearing facility and traded on a designated exchange or swap execution facility. The derivatives counterparties to the derivative products held by the non-investment grade portfolio may be subject to new capital, margin and business conduct requirements imposed as a result of the Dodd-Frank Act, which may increase the transaction costs or make it more difficult for the non-investment grade portfolio to hold derivatives investments on favorable terms or at all. See “—Risks related to regulation of us and our operating subsidiaries.”

The trading of over-the-counter derivatives subjects the non-investment grade portfolio to a variety of risks, including: (i) counterparty risk; (ii) basis risk; (iii) interest rate risk; (iv) settlement risk; (v) legal risk; (vi) credit spread risk; and (vii) operational risk. Counterparty risk is the risk that one of the counterparties to the derivative products held by the non-investment grade portfolio might default on its obligation to pay or perform generally on its obligations. Basis risk is the risk attributable to the movements in the spread between the derivative contract price and the future price of the underlying instrument. Interest rate risk is the general risk associated with movements in interest rates. Settlement risk is the risk that a settlement of a transaction does not take place as expected. Legal risk is the risk that a transaction proves unenforceable in law, including, but not limited to, because it has been inadequately documented. Credit spread risk is the general risk associated with movements in credit spreads. Operational risk is the risk of unexpected losses arising from deficiencies in a firm’s management information, support and control systems and procedures. Swaps and other transactions in over-the-counter derivatives may involve other risks as well, including the risk that there may be no exchange market on which to close out an open position. It may be impossible to transfer or otherwise liquidate an existing position, to assess the value of a position or to assess the risk.

Futures

HPS may utilize futures and options thereon. Futures markets are highly volatile and are influenced by factors such as changing supply and demand relationships, governmental programs and policies, national and international political and economic events and changes in interest rates. In addition, because of the low margin deposits normally required in futures trading, a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the trader. Moreover, exchange-traded futures positions are marked to the market pricing each day and variation margin payments must be paid to or by a trader. Futures trading may also be illiquid, and certain commodity exchanges do not permit trading in particular commodities at prices that represent a fluctuation in price during a single day’s trading beyond certain set limits. If prices fluctuate during a single day’s trading beyond those limits, which conditions have in the past sometimes lasted for several days with respect to certain contracts, HPS could be prevented from promptly liquidating unfavorable positions and thus subject the non-investment grade portfolio and, as a result, us, to substantial losses. In addition, the CFTC and various exchanges impose speculative position limits on the number of positions that investors may directly or indirectly hold or control in particular commodities.

Options

HPS may utilize equity options and non-equity options, including options on futures contracts. Specific market movements of the securities, futures contracts or other instruments underlying an option cannot be predicted accurately. The purchaser of an option is subject to the risk of losing the entire purchase price of the option. The writer of an option is subject to the risk of loss resulting from the difference between the premium received for the option and the price of the futures contract or security underlying the option which the writer must purchase or deliver upon exercise of the option. Trading of options involves risks substantially similar to those involved in trading futures contracts or margined securities, in that options are speculative and highly leveraged. Pursuant to the non-investment grade investment guidelines, HPS may also utilize options on baskets of securities and stock.

Convertible securities

The funds in the non-investment grade portfolio may be invested in convertible securities. Because of their embedded equity component, the value of convertible securities is sensitive to changes in equity volatility and price. A decrease in equity volatility and price could result in losses to the non-investment grade portfolio. The debt characteristics of convertible securities also expose the non-investment grade portfolio to changes in interest rates and credit spreads. The value of the convertible securities may fall when interest rates rise or credit spreads widen. Such exposures may be unhedged or only partially hedged.

Certain of our investments, particularly in the non-investment grade portfolio, are illiquid and are difficult to sell, or to sell in significant amounts at acceptable prices, to generate cash to meet our needs.

Our investments in certain securities and loans, including certain fixed income and structured securities and loans and other investments, may be illiquid due to contractual provisions or investment market conditions. These assets are generally ineligible to be used as collateral for credit facilities, prime brokerage arrangements and letter of credit facilities.

At various times, the markets for investment products held or proposed to be held in the investment portfolios may be “thin” or illiquid, making purchase or sale at desired prices or in desired quantities difficult or impossible, especially in the case of non-publicly traded or illiquid securities such as securities purchased in private placements. While the investment grade portfolio is invested solely in publicly-traded fixed-income securities, funds in the non-investment grade portfolio may be invested in securities of U.S. or non-U.S. open-ended or closed-ended investment companies, partnerships and other collective investment vehicles. Most partnerships and collective investment vehicles provide for redemption of interests only at specified intervals. Consequently, it is not possible to liquidate those interests other than at the specified dates. Additionally, trading restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts, considerably worse pricing and other expenses than does trading eligible securities on national securities exchanges or that are otherwise more liquid. Positions in such restricted or illiquid securities may not readily be able to be exited, including due to contractual prohibitions. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. Additionally, trading can be suspended as required by an exchange. Each exchange typically has the right to suspend or limit trading in all securities, futures and other instruments that it lists. Such a suspension might render it impossible for the applicable investment manager to liquidate positions and, accordingly, expose one or both of the investment portfolios to losses.

Furthermore, restricted securities held in the non-investment grade portfolio might also have to be registered in order to be disposed of, resulting in additional expense and delay. Adverse market conditions could impede a public offering of securities. If we require significant amounts of cash on short notice in excess of anticipated cash requirements, then we may have difficulty selling these investments in a timely manner or difficulty pledging these assets as collateral to meet counterparty demands or we may be forced to sell or terminate them at unfavorable values.

Use of margin and other forms of financial leverage in the non-investment grade portfolio could result in substantial losses to that portfolio.

HPS uses leverage in managing the non-investment grade portfolio. Leverage may take a variety of forms, including total return swaps and other derivatives, loans for borrowed money, trading on margin and the use of inherently leveraged instruments. Accordingly, a relatively small price movement could have a disproportionately large effect in relation to the capital invested and could result in immediate and substantial losses. Using borrowed money to purchase investments (including through margin loans) provides the non-investment grade portfolio with the advantages of leverage, but exposes it to increased capital risk and higher current expenses. Any gain in the value of securities or investments purchased with borrowed money or income earned from these investments that exceeds interest paid on the amount borrowed would cause the non-investment grade portfolio’s net asset value to increase faster than would otherwise be the case. Conversely, any decline in the value of the securities or investments purchased would cause the non-investment grade portfolio’s net asset value to decrease faster than would otherwise be the case.

We provide collateral to the lenders from which funds are borrowed. This may expose the non-investment grade portfolio to the risk that, for whatever reason, including, without limitation, the default, insolvency, negligence, misconduct or fraud of such lenders, the ownership of such interests may not be reacquired upon the repayment of such loans or we may not otherwise be made whole for any losses. Also, we may forfeit all or a portion of our collateral if we default on such loans. While we have borrowed and intend to borrow only from lenders believed to be creditworthy, recent history underscores the risk that lenders’ creditworthiness could deteriorate extremely rapidly and unexpectedly under certain circumstances and there can be no absolute certainty that such lenders will return such interests to us upon the repayment of such loans.

In certain economic environments, HPS may be unable to obtain the leverage it might otherwise desire to utilize or the financial terms on which leverage is available may be unattractive to HPS in investing the funds in the non-investment grade portfolio.

In addition, in support of our underwriting operations, we may provide letters of credit or other forms of collateral to our clients. In order to provide this collateral, we are required to grant a security interest in a portion of our investment portfolios. Granting such a security interest may impede or limit our ability to obtain additional leverage or meet other collateral demands. Without access to leverage, we may be unable to achieve our investment objectives.

Funds in the non-investment grade portfolio may be used in short sales, which are subject to potential increased regulation and will subject the non-investment grade portfolio to the potential for significant losses.

Funds in the non-investment grade portfolio may be used in short sales, which involve selling securities that are not owned by the short seller, with an obligation to replace those securities at a later date. Short selling allows an investor to profit from a decline in market price to the extent the decline exceeds the transaction costs and the costs of borrowing the securities. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the investor of buying those securities to cover the short position. In certain circumstances, the investor may be unable to maintain the ability to borrow securities that it has sold short, and could be forced to purchase securities at suboptimal prices in the open market to return to the lender. Purchasing securities to close out a short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

The ability to execute a short selling strategy may be materially adversely impacted by new temporary or permanent rules, interpretations, prohibitions and restrictions. Based in part as a response to adverse market conditions, short sale transactions have been subject to increased regulatory scrutiny, and many jurisdictions recently imposed restrictions and reporting requirements on short selling. Temporary restrictions or prohibitions on short selling activity may be imposed by regulatory authorities with little or no advance notice and may impact prior and future trading activities. Additionally, the SEC, its non-U.S. counterparts, other governmental authorities or self-regulatory organizations may at any time promulgate permanent rules or interpretations consistent with those temporary restrictions or that impose additional or different temporary or permanent limitations, prohibitions or reporting requirements. The various short selling limitations, prohibitions or reporting requirements may not be consistent and may have different effective periods. They may prevent HPS from successfully implementing its investment strategies and may provide transparency to our competitors as to our positions, thereby having a detrimental impact on our investments. We are unable to predict how additional restrictions on short selling may impact the investment methods and strategies with respect to the funds in the non-investment grade portfolio.

In addition, traditional lenders of securities might be less likely to lend securities under certain market conditions. As a result, HPS may not be able to pursue a short selling strategy effectively due to a limited supply of securities available for borrowing, and may also incur additional costs in connection with short sale transactions.

Funds in the non-investment grade portfolio could be invested in products that could create an exposure to “lender liability” litigation risk, which is a risk that is still evolving and, therefore, difficult to measure.

Recently, several judicial decisions in the United States have upheld the right of borrowers to sue lending institutions, or lender liability. Generally, lender liability is founded upon the premise that an institutional lender has violated an implied or contractual duty of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in a creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. While believed to be unlikely, investments in the non-investment grade portfolio may create exposure to lender liability risk.

Under U.S. legal principles, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of the borrower’s or issuer’s other creditors; (ii) engages in deceptive conduct or fraud, makes misrepresentations, or breaches fiduciary duties, to the detriment of such creditors; (iii) uses its influence as a stockholder or creditor to dominate or control a borrower or its board of directors or an issuer or its board of directors to the detriment of other creditors of such borrower or issuer; or (iv) engages in other inequitable conduct to the detriment of such other creditors, a bankruptcy court may equitably subordinate the claim of the offending lender or bondholder or, if such claim is assigned by the offending lender or bondholder, a court may subordinate the claim of an assignee. For example, if a lender engaged in wrongful conduct that warrants equitable subordination of its claim against the borrower, and the lender subsequently assigns its claim to us, such claim asserted by us may be equitably subordinated based on the lender’s conduct. Because funds in the non-investment grade portfolio may be invested in several positions in the same, different or overlapping levels of a portfolio company’s capital structure, we may be subject to claims from creditors of a portfolio company that the investments should be equitably subordinated to the payment of other obligations of the portfolio company by reason of our conduct or that of HPS.

In addition, under certain circumstances, a U.S. bankruptcy court could also recharacterize claims held by us as equity interests and thereby subject such claims to the lower priority afforded equity claims in certain restructuring scenarios, or void and subsequently assign the claims, in which case it is possible that we would not be able to enforce the claims against the debtor.

Our non-investment grade portfolio may from time to time hold significant investments in particular securities and loans that could subject us to additional regulatory requirements.

From time to time, the non-investment grade portfolio may invest in significant stakes in particular securities and loans. If that stake exceeds certain percentage or value limits, we may be required to file certain reports with a governmental agency or comply with other regulatory requirements. In many cases, the positions of HPS will be aggregated for purposes of determining the applicability of these limits. Compliance with these filing and other requirements may result in additional costs to us. Certain of these filings are subject to review that may require a delay in the acquisition of the securities or loans. In some cases, we may be required to cease buying or selling the subject security for a specified period and may face potential fines or disgorgement penalties. To avoid or mitigate the potential cost, review or delay in connection with these filings and related regulations, HPS may limit the size of our stake in certain securities or loans. Additionally, large holdings of a publicly traded security may be difficult to rapidly dispose of if such positions would preclude the use of certain exemptions or exceptions from regulation. A need or desire to take limited stakes in certain securities or loans or dispose of securities or loans over an extended period may result in lost investment opportunities, including potentially exposing investment returns to risks of downward movement in market prices, adversely affecting our returns.

Extensive regulation of HPS by governmental organizations creates the potential for disruptive and intrusive investigations, significant liabilities and reputational harm, which could have an adverse effect on our non-investment grade portfolio investments.

HPS’s business is subject to extensive and complex regulation by governmental organizations. The regulatory bodies with jurisdiction over HPS generally have the authority to conduct investigations and administrative proceedings, and to grant or cancel HPS’s authority to carry on its business. HPS is currently registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, and thus is subject to the corresponding regulation and oversight. For example, registered investment advisers must comply with enhanced recordkeeping requirements and are subject to the SEC’s inspection authority. These increased obligations may divert HPS’s time, attention and resources from portfolio management activities.

From time to time, HPS is contacted in connection with investigations by regulatory or governmental authorities into certain matters, including trading in particular securities or types of securities by HPS, its affiliates or their employees. Investigations and administrative proceedings can result in fines, disgorgement of profits, suspension of personnel and other sanctions, including censure, the issuance of cease-and-desist orders and the suspension or expulsion from applicable licenses or memberships. For example, failure to comply with the obligations imposed by the Advisers Act, including, to the extent applicable, recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities could result in investigations, sanctions and reputational damage, any of which could have a material adverse effect on our investments. See “—Risks related to our investments—Errors or misconduct by employees of our Investment Managers or their third-party service providers could cause significant losses to our investments.”

A portion of the non-investment grade investment strategy may be implemented by investing, from time to time, a portion of the non-investment grade portfolio in investment funds managed by HPS.

In order to implement our investment strategy, our non-investment grade portfolio may, from time to time, invest directly or indirectly in investment funds managed by HPS. In doing so, we seek to efficiently access the HPS investment platform, but these investments may accrue additional benefits to HPS that do not also accrue to us. In addition, our non-investment grade portfolio’s investment in an HPS fund may make such investment fund more attractive to other investors, for instance, by making such investment fund operationally viable or more financially stable. Consequently, our non-investment grade portfolio’s investment may serve to attract third-party investors, resulting in increased fees and/or incentive allocations from such third-party investors being paid to HPS.

Due to the accounting treatment of certain assets in our non-investment grade portfolio, fluctuations in interest rates or changes in credit spreads could result in non-cash balance sheet reductions and non-cash losses in our statement of operations.

We account for certain assets in our non-investment grade portfolio, including our derivative contracts, by applying the mark-to-market accounting treatment required for these assets. We could therefore recognize incremental liabilities between reporting periods resulting from increases or decreases in interest rates or changes in the credit spread environment, which could result in us recognizing a non-cash loss in our consolidated statements of operations and a consequent non-cash decrease in our equity between reporting periods. Any such decrease could be substantial.

We depend upon key personnel employed by HPS to manage our non-investment grade portfolio.

Since we depend upon HPS to manage our non-investment grade portfolio, we depend upon the ability of key personnel of HPS to develop and implement appropriate investment strategies in accordance with the applicable investment guidelines. The diminution or loss of their services could delay or prevent HPS from fully implementing its investment strategy and, consequently, could significantly and negatively affect our results of operations and financial condition. If HPS were to lose the services of key personnel, or if such key personnel failed to devote adequate time and attention to HPS due to its other obligations and business activities or any other reason, the consequence to HPS and, accordingly, our non-investment grade portfolio, could be material and adverse.

The performance of our non-investment grade portfolio is also highly dependent on the ability of HPS to attract new employees and to retain existing employees.

We could be subject to regulatory restrictions under the Bank Holding Company Act of 1956 if we were deemed to be an investment vehicle sponsored or managed by HPS.

HPS was originally formed as a unit of Highbridge Capital Management, LLC, or Highbridge, a subsidiary of JPMorgan Asset Management Holdings Inc. In March 2016, the principals of HPS acquired the firm from JPMorgan Asset Management Holdings Inc., which retained Highbridge’s hedge fund strategies. JPMorgan Chase & Co. (which we refer to, together with its affiliates, including JPMorgan Asset Management Holdings Inc., as JPM) is subject to regulation under state and Federal law, including the Bank Holding Company Act of 1956, as amended, or the BHCA, and regulations of the Federal Reserve Board. Although HPS is now treated as independent from JPM, for certain purposes under the BHCA, HPS continues to be deemed indirectly controlled by JPM solely for purposes of the BHCA.

Under the U.S. Gramm-Leach-Bliley Act, or the GLBA, enacted in 1999, bank holding companies meeting certain eligibility criteria may elect to become “financial holding companies,” which may engage in any activities that are “financial in nature,” as well as in additional activities that the Federal Reserve Board and the U.S. Treasury Department determine are financial in nature or incidental or complementary to financial activities. Under the GLBA, “financial activities” specifically include insurance, securities underwriting and dealing, merchant banking, investment advisory and lending activities. JPM elected to become a financial holding company as of March 13, 2000.

Because HPS is treated for certain purposes as indirectly controlled by JPM under the BHCA, investment vehicles that are sponsored or managed by HPS may be deemed to be indirectly

“controlled” by JPM for purposes of the BHCA. In the event that such an investment vehicle sponsored or managed by HPS were deemed “controlled,” the investment vehicle’s permissible investments would be limited, including limits on the amount of the investment vehicle’s equity investment in a particular fund or other issuer, and the length of time that the investment vehicle may hold such an investment. During any time that an investment vehicle sponsored or managed by HPS were deemed “controlled,” for purposes of calculating maximum permitted ownership under various statutes, positions held by the investment vehicle would be aggregated with positions held by JPM, entities controlled by JPM and certain accounts managed by affiliates of JPM. Notwithstanding the fact that HPS is treated for certain purposes as indirectly controlled by JPM under the BHCA, we undertand that HPS is not an affiliate of JPM for purposes of the U.S. Securities Act of 1933, as amended, or the Securities Act.

Investment vehicles that are sponsored or managed by HPS are also treated as affiliates of JPM’s banking subsidiaries for purposes of Sections 23A and 23B of the U.S. Federal Reserve Act, as amended. Those sections require that banking subsidiaries of JPM comply with certain standards and restrictions in dealing with their affiliates.

If Watford Re were deemed to be an investment vehicle that was sponsored or managed by HPS, the foregoing limitations and restrictions could be applicable with respect to the management by HPS of our non-investment grade portfolio.

Risks related to regulation of us and our operating subsidiaries

Any suspension or revocation of Watford Re’s license as a Bermuda Class 4 insurer would materially impact our ability to do business and implement our business strategy.

Our main operating subsidiary, Watford Re, is licensed as an insurer and reinsurer only in Bermuda and has been designated as the “designated insurer” for group supervision purposes. Watford Re is a registered Bermuda Class 4 insurer. As such, it is subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the BMA require Watford Re to, among other things:

•	maintain minimum levels of capital and surplus;

•	prescribe and meet solvency standards;

•	restrict dividends and distributions;

•	limit transfers of ownership and issuances of shares or changes in control of Watford Holdings, as sole shareholder of Watford Re; and

•	provide for periodic examinations of Watford Re and Watford Holdings and each entity’s financial condition and the review of actuarial reports related to such examination periods.

These statutes and regulations may, in effect, restrict our ability to write insurance and reinsurance policies, to distribute funds and to pursue our investment strategy.

In addition, the BMA could suspend or revoke Watford Re’s Class 4 license in certain circumstances, including circumstances in which (i) it is shown that false, misleading or inaccurate information has been supplied to the BMA by Watford Re or on its behalf for the purposes of any provision of the Insurance Act 1978, and related rules and regulations, or the Insurance Act; (ii) we have ceased to carry on business; (iii) Watford Re has persistently failed to pay fees due under the Insurance Act; (iv) Watford Re has been shown to have not complied with a condition attached to its registration or with a requirement made of us under the Insurance Act; (v) we are convicted of an offense against a provision of the Insurance Act; (vi) Watford Re is, in the opinion of the BMA, found not to have been carrying on business in accordance with sound insurance principles; or (vii) any of the minimum criteria for registration under the Insurance Act is not or will not have been fulfilled. The suspension or revocation of Watford Re’s license to do business as an insurance company in Bermuda for any reason would negatively impact our reputation in the marketplace and could have a material adverse effect on our results of operations. If the BMA suspended or revoked Watford Re’s license, we could also lose our exemption under the Investment Company Act of 1940, or the Investment Company Act. See “—We are subject to the risk of possibly being deemed an investment company under U.S. federal securities law.”

If Watford Re becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or if there is a change in Bermuda law or regulations or the application of Bermuda law or regulations, there could be a significant and negative impact on our business.

Watford Re, our Bermuda operating subsidiary, is a registered Bermuda Class 4 insurer. As such, it is subject to regulation and supervision in Bermuda. See “Business—Regulation—Bermuda insurance regulation.”

Bermuda’s statutes and regulations may restrict our ability to write insurance and reinsurance policies, distribute funds and pursue our investment strategy. We do not presently intend for Watford Re to be admitted to do business in the United States, the United Kingdom or any jurisdiction other than Bermuda. We cannot assure prospective investors that insurance regulators in the United States, the United Kingdom or elsewhere will not review the activities of Watford Re or its subsidiaries or agents and assert that Watford Re is subject to such jurisdiction’s licensing requirements.

Generally, Bermuda insurance statutes and regulations applicable to Watford Re are less restrictive than those that would be applicable if they were governed by the laws of any states in the United States. If in the future Watford Re became subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure prospective investors that we would be in compliance with such laws or that complying with such laws would not have a significant and negative effect on our business.

The process of obtaining licenses is very time consuming and costly and Watford Re may not be able to become licensed in jurisdictions other than Bermuda should we choose to do so. The modification of the conduct of our business that would result if we were required or chose to become licensed in certain jurisdictions could significantly and negatively affect our financial condition and results of operations. In addition, our inability to comply with insurance statutes and regulations could significantly and adversely affect our financial condition and results of operations by limiting our ability to conduct business, as well as subject us to penalties and fines.

Because Watford Re is a Bermuda company, it is subject to changes in Bermuda law and regulation that may have an adverse impact on our operations, including through the imposition of tax liability or increased regulatory supervision. In addition, Watford Re will be exposed to any changes in the political environment in Bermuda. While we cannot predict the future impact on our operations of changes in the laws and regulation to which we are or may become subject, any such changes could have a material adverse effect on our business, financial condition and results of operations.

Our non-Bermuda operating insurance subsidiaries are subject to regulation in various jurisdictions, and violations of existing regulations or material changes in the regulation of their operations could adversely affect us.

Our non-Bermuda operating insurance subsidiaries that are not domiciled or licensed in Bermuda are subject to government regulation in each of the jurisdictions in which they respectively are licensed or authorized to do business. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, which may include trade and claim practices, accounting methods, premium rates, marketing practices, claims practices, advertising, policy forms, and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders. Governmental agencies may censure us, impose fines, additional capital requirements or limitations on our operations, and/or impose criminal sanctions for violation of regulatory requirements. Moreover, insurance laws and regulations, among other things, (i) establish solvency requirements, including minimum reserves and capital and surplus requirements; (ii) limit the amount of dividends, tax distributions, intercompany loans and other payments our insurance subsidiaries can make without prior regulatory approval; (iii) impose restrictions on the amount and type of investments we may hold; (iv) require assessments through guaranty funds to pay claims of insolvent insurance companies; and (v) require participation in state-assigned risk plans which may take the form of reinsuring a portion of a pool of policies or the direct issuance of policies to insureds.

U.S. operating subsidiaries

Our U.S.-domiciled operating subsidiaries write insurance in the United States. These subsidiaries are subject to extensive regulation under state statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors and may require insurers to maintain certain product offerings even though the insurer prefers to discontinue such writings.

In addition, virtually all U.S. states require insurers licensed to do business therein to bear a portion of contingent and incurred claim handling expenses and the unfunded amount of “covered” claim and unearned premium obligations of impaired or insolvent insurance companies, either up to the policy’s limit, the applicable guaranty fund covered claim obligation cap or 100% of statutorily defined workers’ compensation benefits, subject to applicable deductibles. These obligations are funded by assessments, made on a retrospective, prospective or prefunded basis, which are levied by guaranty associations within the state, up to prescribed limits (typically 2% of “net direct written premium”), on all member insurers in the state on the basis of the proportionate share of the premiums written by member insurers in certain covered lines of business in which the impaired, insolvent or failed insurer was engaged. Accordingly, the total amount of assessments levied on us by the states in which we are licensed to write insurance may increase as we increase our premiums written. In addition, as a condition to the ability to conduct business in certain states (and within the jurisdiction of some local governments), insurance companies are subject to or required to participate in various premium-based or loss-based insurance-related assessments, including mandatory insurance pools, mandatory assigned-risk facilities, underwriting associations, workers’ compensation second-injury funds, reinsurance funds and other state insurance facilities. Although we may be entitled to take premium tax credit (or offsets), recover policy surcharges or include assessments in future premium rate structures for payments we make under these facilities, the effect of these assessments and insurance-related arrangements, or changes in them, could reduce our profitability in any given period or limit our ability to grow our business.

We periodically review our corporate structure so that we can optimally deploy our capital. Changes in that structure require regulatory approval. Delays or failure in obtaining any of these approvals could limit the amount of insurance that we can write in the United States.

Gibraltar operating subsidiary

WICE is subject to substantial regulation in the jurisdictions in which it is licensed or authorized to do business. In addition, the recent U.K. referendum in favor of an exit from the European Union, commonly referred to as “Brexit,” may adversely impact our European operations by limiting or removing WICE’s current ability to flexibly transact insurance business across the borders of European Union members. Alternative avenues to distribute our insurance products in Europe exist but may prove to be more costly and/or less economical, and a reduction in premium writings from Europe would have an adverse effect on our business, financial condition and results of operations.

We are subject to the risk of possibly being deemed an investment company under U.S. federal securities law.

In the United States, the Investment Company Act regulates certain companies that invest in, hold or trade securities. We currently rely and intend to continue to rely on an exemption under the Investment Company Act for an entity organized and regulated as a foreign insurance company that is engaged primarily and predominantly in the writing of insurance agreements or the reinsurance of risks on insurance agreements. The law in this area is subjective and there is a lack of guidance as to the meaning of “primarily and predominantly” under the relevant foreign insurance company exemption to the Investment Company Act. For example, there is no standard for the amount of premiums that must be written relative to the level of an entity’s capital in order to qualify for the exemption. If this exemption was deemed inapplicable and no other exemption was available, we would likely have to register under the Investment Company Act as an investment company, which, under the Investment Company Act, would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business.

Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, leverage, dividends and transactions with affiliates, and are not permitted to operate their businesses in the manner in which we operate our business. In addition, the Investment Company Act generally prohibits registered investment companies from paying performance-based compensation to investment managers (such as HPS). Accordingly, if we are determined to be an investment company under the Investment Company Act, our relationship with HPS, our investments and our operations could be significantly and adversely affected.

Furthermore, if at any time it was established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both; that we could be unable to enforce contracts with third parties; that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company; or that our insurance license could be revoked or suspended.

To the extent that applicable laws and regulations change in the future so that contracts we write are deemed not to be insurance or reinsurance contracts, we will be at greater risk of not qualifying for an exemption or exclusion under the Investment Company Act exemption. Additionally, it is possible that our becoming classified as an investment company would result in the suspension or revocation of our insurance or reinsurance licenses.

Bermuda and New Jersey insurance laws regarding the change of control of insurance companies may limit the acquisition of our shares.

Under Bermuda law, for so long as Watford Holdings has an operating subsidiary registered under the Insurance Act, the BMA may at any time object to a person holding 10% or more of our common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder, by written notice to such person. In such a case, the BMA may require the shareholder to reduce its holding of our common shares and direct, among other things, that such shareholder’s voting rights attaching to the common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense. This may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.

Our U.S. insurance subsidiaries are domiciled in New Jersey, where the acquisition of 10% or more of the voting securities of an insurance company or its parent company is presumptively considered an acquisition of control of the insurance company, although such presumption may be rebutted. Accordingly, any person or entity that acquires, directly or indirectly, 10% or more of our voting securities without the prior approval of the Commissioner of the New Jersey Department of Banking and Insurance will be in violation of these laws and may be subject to injunctive action requiring the disposition or seizure of those securities by the Commissioner or prohibiting the voting of those securities, or to other actions that may be taken by such Commissioner.

The international nature of our business subjects us to additional applicable laws and regulations, the violation of which could adversely affect our operations.

We must comply with all applicable economic sanctions and anti-bribery laws and regulations of the United States and other foreign jurisdictions where we operate, including the U.K. and the European Community. U.S. laws and regulations applicable to us include the economic trade sanctions laws and regulations administered by the U.S. Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, we are subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. Although we have policies and controls in place that are designed to ensure compliance with these laws and regulations, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations. In such event, we could be exposed to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions and damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.

In addition, if we or any of our operating subsidiaries were to become subject to the laws of a new jurisdiction in which such entity is not presently admitted to sell insurance products, our company or such subsidiary may not be in compliance with the laws of the new jurisdiction. In addition, we could, at any time and in any jurisdiction, face individual, group and class action lawsuits by our policyholders and others for alleged violations of applicable laws and regulations. Any such litigation or failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business and could also result in suspensions, injunctions, monetary damages, fines or other sanctions, any or all of which could adversely affect our financial condition and results of operations.

Risks related to taxation

Watford Holdings, Watford Re or any of our non-U.S. subsidiaries may be or become subject to U.S. federal income taxation if they are deemed to be conducting a U.S. trade or business.

If Watford Holdings, Watford Re or any of our other non-U.S. subsidiaries were treated as engaged in a trade or business within the United States, such entity would be subject to U.S. federal income taxation on income that is effectively connected with such trade or business and U.S. branch profits tax on its dividend equivalent amount (generally, its after-tax effectively connected income). Based on the past, current and anticipated activities of Watford Holdings, Watford Re and our other non-U.S. subsidiaries, we believe that each of Watford Holdings, Watford Re and our other non-U.S. subsidiaries should not be treated as engaged or as having engaged in a trade or business within the United States. However, there are no definitive standards provided by the Internal Revenue Code of 1986, as amended, or the Code, regulations or court decisions as to the specific activities that constitute the conduct of a trade or business within the United States, and any such determination is essentially factual in nature. Therefore, there can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not successfully contend that Watford Holdings, Watford Re, or any other non-U.S. subsidiary is engaged, has been engaged or will be engaged in a trade or business within the United States by reason of such entity’s activities, including its insurance-related activities and its investment activities and any activities performed on such entity’s behalf. Any such U.S. federal income taxation and U.S. branch profits tax would result in substantial tax liabilities and consequently would have a materially adverse effect upon Watford Holdings and Watford Re’s results of operations. Even if Watford Holdings, Watford Re and our non-U.S. subsidiaries are not and have not been engaged in a trade or business within the United States, they will nonetheless be subject to U.S. federal income taxation on certain fixed or determinable annual or periodical gains, profits and income (such as dividends and certain interest on investments) derived from sources within the United States, and could be subject to tax in other jurisdictions in which we operate.

U.S. Holders may be subject to certain adverse tax consequences based on the application of rules regarding passive foreign investment companies, or PFICs.

Significant potential adverse U.S. federal income tax consequences generally apply to any United States person who owns shares in a PFIC. Although not entirely free from doubt due to a lack of directly governing authority, we currently expect that Watford Holdings and

Watford Re should not be treated as PFICs because we believe that Watford Re’s income qualifies for an exception to the PFIC rules for income that is derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business, which we refer to as the Insurance Company Exception. However, there are no currently applicable regulations in effect regarding the application of the PFIC rules to an insurance company. Moreover, there is no definitive authority interpreting the Insurance Company Exception and, in particular, its application to Watford Re’s particular circumstances, including its arrangement with AUL. As a result, the IRS could seek to characterize Watford Holdings and Watford Re as PFICs. Because of the lack of clarity regarding the Insurance Company Exception, we can provide no assurances that the IRS will not seek to treat Watford Holdings and Watford Re as PFICs.

In April 2015, the IRS issued proposed Treasury Regulations, or the Proposed Regulations, that, if finalized in their current form, would adversely impact the ability of Watford Holdings and Watford Re to qualify for the Insurance Company Exception, and legislation has been proposed that, if enacted, would similarly adversely impact the ability of Watford Holdings and Watford Re to qualify for the Insurance Company Exception. See “—Changes in U.S. federal tax laws, which may be retroactive, including the finalization of proposed Treasury Regulations or the enactment of proposed legislation, could occur after the closing of the offering and could subject Watford Holdings, Watford Re or U.S. Holders to U.S. federal income taxation on the earnings of Watford Holdings, Watford Re or our subsidiaries or could otherwise adversely impact Watford Holdings and its subsidiaries or shareholders.”

Whether or not the Proposed Regulations or similar legislation becomes effective, Watford Holdings and Watford Re may take certain actions that they otherwise would not take in order to avoid being treated as PFICs. For example, if Watford Re does not write a sufficient level of insurance, we could distribute capital that would otherwise be retained and invested in order to reduce the risk that Watford Holdings or Watford Re could be classified as a PFIC.

Prospective investors are urged to consult their own tax advisors to assess their tolerance of the risk that Watford Holdings or Watford Re will be classified as PFICs.

If Watford Holdings and Watford Re are classified as PFICs, a U.S. Holder, as defined in “Certain Bermuda and United States federal income tax considerations,” generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares, in addition to other adverse tax consequences, as described below under “Certain Bermuda and United States federal income tax considerations—Taxation of shareholders—United States—Passive foreign investment companies.” Such adverse tax consequences to U.S. Holders of shares of stock in a PFIC may be mitigated if such shareholder is able to make: (i) a timely qualified electing fund election with respect to our shares (a “QEF election”); or (ii) a mark-to-market election with respect to the first taxable year in which such entity is determined to be a PFIC during the U.S. Holder’s holding period in our shares. As described below, the availability of these elections is uncertain as a matter of law and, in certain cases, requires us to provide certain information to our shareholders. We expect to monitor our activities and the activities of our subsidiaries with a view towards concluding whether Watford Holdings is a PFIC, and will notify our shareholders annually of whether we believe that Watford Holdings is likely to be treated as a PFIC. In addition, we intend to provide shareholders upon request with any identifying information about our subsidiaries that is reasonably required for shareholders to file a protective statement preserving their right to make a retroactive QEF election with respect to such subsidiaries, as further described below under “Certain Bermuda and United States federal income tax considerations—Taxation of shareholders—United States—Timely QEF election.” If we conclude in any year that Watford Holdings is likely to be treated as a PFIC, we intend to provide to our shareholders the information required by them to make a QEF election with respect to Watford Holdings, Watford Re or, as applicable, any direct or indirect controlled subsidiary of Watford Holdings or Watford Re that also may be a PFIC. Furthermore, Watford Holdings, Watford Re, or its direct or indirect subsidiaries may make investments in other entities that are treated as PFICs with respect to a U.S. Holder, such as a fund or portfolio investment that is itself classified as a corporation for U.S. federal income tax purposes. If we conclude in any year that Watford Holdings is likely to be treated as a PFIC, we intend to use commercially reasonable efforts to cause any such lower-tier PFICs to provide information that is necessary for U.S. Holders to make a separate QEF election with respect to such entity. However, if we do not control any such lower-tier PFIC, we may not be able to cause such entity to provide such information, in which case a QEF election with respect to such entity generally will not be available.

Certain U.S. Holders may be subject to adverse tax consequences if Watford Holdings, Watford Re, or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation, or a CFC.

Our prospective investors should be aware that Watford Holdings, Watford Re and any of our non-U.S. subsidiaries could each be treated as a CFC and, as a result, any United States person that owns 10% or more (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) of the total combined voting power of all classes of stock of Watford Holdings, Watford Re or any other non-U.S. subsidiary, or that is a partner in a U.S. partnership that owns such stock (a “U.S. 10% Shareholder”) could be required to include in income, on a current basis (whether or not distributed), its pro rata share of the “subpart F income” of Watford Holdings, Watford Re or any such subsidiary, as described under “Certain Bermuda and United States federal income tax considerations—Taxation of shareholders—United States—Controlled foreign corporations.” We structure our and Watford Re’s ownership, as described in “Description of share capital—Common shares,” “—Preference shares,” and “—Common shares—Voting rights” and the ownership of certain other subsidiaries, with the intent that U.S. Holders who are subject to the voting limitations with respect to our shares and do not have other special governance rights are not treated as U.S. 10% Shareholders of a CFC as a result of their ownership of our shares. However, we cannot assure prospective investors that the CFC rules will not apply to them. In addition, because certain holders are exempted from these voting limitations and have other special governance rights, we also cannot assure prospective investors that Watford Holdings, Watford Re or any other non-U.S. subsidiary owned directly or indirectly by us is not treated as CFCs or will not at some time in the future become a CFC. Furthermore, Watford Holdings may indirectly hold interests in non-U.S. entities that would not be subject to similar voting limitations, and which could be treated as CFCs. No assurance can be provided that any U.S. Holder will not be treated as a U.S. 10% Shareholder of any such subsidiary or entity. Prospective investors are urged to consult their own tax advisors regarding the potential consequences if a U.S. Holder or any person related to that holder is treated as a U.S. 10% Shareholder of Watford Holdings, Watford Re or any of our non-U.S. subsidiaries.

U.S. Holders could be subject to adverse tax consequences under the related person insurance income, or RPII, rules.

If Watford Holdings, Watford Re or any other non-U.S. subsidiary is treated as recognizing RPII in a taxable year and such company is treated as a CFC for purposes of the RPII rules, each U.S. person that holds Watford Holdings shares (even one share) directly or indirectly through non-U.S. entities as of the last day in such taxable year must generally include in gross income (whether or not distributed) its pro rata share of such RPII determined as if the RPII were distributed proportionately only to all such U.S. persons (with certain adjustments). For this purpose, a non-U.S. company is treated as a CFC if U.S. persons in the aggregate own, directly or indirectly, 25% or more of the total voting power or value of such company for an uninterrupted period of 30 days or more during the taxable year. RPII generally includes any income of a non-U.S. corporation attributable to insuring or reinsuring risks of a U.S. person that owns, directly, indirectly or constructively, stock of such non-U.S. corporation, or risks of a person that is related to such a U.S. person. For this purpose, (1) a person is related to another person if such person controls, or is controlled by, such other person, or if both are controlled by the same persons, and (2) “control” of a corporation means ownership (or deemed ownership) of stock possessing more than 50% of the total voting power or value of such corporation’s stock and “control” of a partnership, trust or estate for U.S. federal income tax purposes means ownership (or deemed ownership) of more than 50% by value of the beneficial interests in such partnership, trust or estate. As described under “Certain Bermuda and United States federal income tax considerations—Taxation of shareholders—United States—Related person insurance income exceptions,” we believe that it is likely that Watford Re and each non-U.S. subsidiary have met certain de minimis safe harbors and therefore have not been subject to RPII rules. However, no assurance can be provided that Watford Holdings, Watford Re or any of their non-U.S. subsidiaries will qualify for these safe harbors, and accordingly we cannot assure prospective investors that the RPII rules will not apply to them. Prospective investors should consult with their own tax advisors regarding the potential risk of RPII inclusions as a result of an investment in Watford Holdings.

Tax-exempt U.S. Holders may recognize unrelated business taxable income in respect of their ownership of our common shares.

A tax-exempt U.S. Holder may recognize unrelated business taxable income if a portion of Watford Re’s subpart F insurance income is allocated to such organization. In general, subpart F insurance income will be allocated to a tax-exempt U.S. Holder if either (i) Watford Re is a CFC and the tax-exempt U.S. Holder is a U.S. 10% Shareholder, or (ii) there is RPII and certain exceptions do not apply. Although we do not believe that any U.S. Holders who are subject to the voting limitations with respect to our shares and do not have any other special governance rights will be allocated subpart F insurance income (other than with respect to RPII, if applicable), we cannot assure prospective investors that this will be the case.

Prospective investors should review the discussion regarding unrelated business taxable income under “Certain Bermuda and United States federal income tax considerations—Taxation of shareholders—United States—Tax-exempt U.S. Holders.”

Changes in U.S. federal tax laws, which may be retroactive, including the finalization of proposed Treasury Regulations or the enactment of proposed legislation, could occur after the closing of the offering and could subject Watford Holdings, Watford Re or U.S. Holders to U.S. federal income taxation on the earnings of Watford Holdings, Watford Re or our subsidiaries or could otherwise adversely impact Watford Holdings and its subsidiaries or shareholders.

The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business, whether a company is a PFIC (including whether it qualifies for the Insurance Company Exception) or whether a company is a CFC earning subpart F income or RPII, are subject to change, possibly on a retroactive basis. In particular, there are no regulations currently in effect regarding the application of the PFIC rules to an insurance company, and it is possible that the IRS may issue new regulations or pronouncements interpreting or clarifying such rules. The IRS previously announced that it intends to scrutinize the activities of purported insurance companies organized outside of the United States, including insurance companies that invest a significant portion of their assets in alternative investment strategies, and will apply the PFIC rules where it determines that a non-U.S. corporation is not an insurance company for U.S. federal income tax purposes. Moreover, the IRS has issued the Proposed Regulations, that, if finalized in their current form, could adversely impact the ability of Watford Holdings and Watford Re to qualify for the Insurance Company Exception. As a result, the IRS may in the near future either finalize the Proposed Regulations or release additional guidance that could adversely impact the ability of Watford Holdings and Watford Re to qualify for the Insurance Company Exception. Such guidance could apply on either a prospective or retroactive basis.

In addition, various legislative proposals have been drafted and made public, some of which, if formally introduced and enacted, could affect Watford Re’s ability to qualify for the Insurance Company Exception or otherwise impact its status for U.S. federal income tax purposes. In particular, in 2015 Senate Finance Committee ranking minority member Ron Wyden introduced the Wyden Bill, which is legislation that would, if enacted, modify the Insurance Company Exception and could adversely affect each of Watford Holdings and Watford Re’s qualification for the Insurance Company Exception.

We are not able to predict if and when the Proposed Regulations will be finalized, if, when or in what form any additional guidance will be provided by the IRS, if, when or in what form the Wyden Bill or any such other legislation will be enacted or whether any such legislation or guidance will have a retroactive effect. If Watford Holdings’ and Watford Re’s organization and operations do not satisfy the requirements imposed by the Proposed Regulations when finalized, the Wyden Bill when enacted or any such additional IRS guidance or legislation, Watford Holdings and Watford Re could be required to modify their organization and operations in order to qualify for the Insurance Company Exception (assuming the exception continues to exist) after such IRS guidance or other legislation is effective, which may be shortly after the closing of this offering. There is no assurance that Watford Holdings or Watford Re will successfully implement such modifications in all circumstances. As a result, even if Watford Holdings and Watford Re satisfy the Insurance Company Exception under current law upon the closing of this offering, it is possible that Watford Holdings and Watford Re could be treated as PFICs under the Proposed Regulations after they are finalized, or under any other forthcoming IRS guidance or legislation. Prospective investors are urged to consult their own tax advisors in assessing their tolerance of this risk.

Other legislative proposals have been introduced that could adversely impact Watford Holdings, Watford Re or their subsidiaries or shareholders, such as legislative proposals that are intended to eliminate certain perceived tax advantages of Bermuda and other non-U.S. insurance companies and U.S. insurance companies having Bermuda and other non-U.S.

affiliates. For example, legislation has been introduced in various forms that would disallow deductions for reinsurance premiums and similar amounts paid by a U.S. cedant to a related non-U.S. reinsurer and, if enacted, would adversely affect reinsurance between our U.S. and non-U.S. subsidiaries. Other legislative proposals have been introduced that would treat non-U.S. corporations as U.S. corporations subject to U.S. federal income tax on their worldwide income under certain circumstances, such as if certain management activities of the non-U.S. corporation took place in the United States or if the non-U.S. corporation was a CFC formed in certain tax haven jurisdictions. Certain of these legislative proposals, if enacted, could adversely impact Watford Holdings, Watford Re and their subsidiaries.

In June 2016, the House Committee on Ways and Means issued a tax reform blueprint titled “Better Way for Tax Reform” as a conceptual framework for future reform of the U.S. tax laws. The blueprint proposes a so-called “border adjustment” system under which companies generally would be exempt from taxation on exports of goods and services and would be denied a tax deduction for any imports of goods or services. No detailed legislative proposal has been introduced in the current Congress to implement the tax reform blueprint and it is unclear how an insurance company would be taxed under such a “border adjustment” system. It is possible that any deduction for the reinsurance premiums paid by a U.S. insurance company to a non-U.S. insurance company would be disallowed and/or that an import tax on reinsurance premiums might be imposed. Any such disallowance of deductions for reinsurance premiums and/or import tax on reinsurance premiums (or other changes arising under the tax reform blueprint), if adopted, could adversely impact Watford Holdings, Watford Re and their subsidiaries.

Prospective investors should review the discussion under “Certain Bermuda and United States federal income tax considerations.”

Information may be required to ensure compliance with FATCA.

The Foreign Account Tax Compliance Act, or FATCA, imposes a withholding tax of 30% on (i) U.S.-source interest, dividends and certain other types of income, and (ii) the gross proceeds from the sale or disposition of assets which produce such types of income, which are received by a foreign financial institution (or FFI) (as a beneficial owner or an intermediary), unless such FFI enters into an agreement with the IRS to obtain certain information as to the identity of the direct and indirect owners of accounts in such institution and satisfies certain other requirements.

Alternatively, a 30% withholding tax may be imposed on the above payments to certain non-financial foreign entities, or NFFEs (as a beneficial owner or an intermediary), which do not (i) certify to each respective withholding agent that they have no “substantial U.S. owners” (i.e., a U.S. 10% direct or indirect shareholder), or (ii) provide such withholding agent with the certain information as to the identity of such substantial U.S. owners.

Withholding on U.S.-source interest, dividends and certain other types of income applies currently, and withholding on gross proceeds will apply beginning on January 1, 2019.

We believe and take the position that we are an NFFE and not an FFI. However, because such a determination depends in part on our future operations, no assurance can be given that the IRS would not assert, or that a court would not uphold, a different characterization of our FATCA status.

The United States has negotiated intergovernmental agreements, or IGAs, to implement FATCA with a number of jurisdictions. Bermuda has entered into a “Model 2” IGA, or the Bermuda IGA, with the United States.

We have complied and intend to continue to comply with the Bermuda IGA and/or FATCA, as applicable, and to report all necessary information regarding substantial U.S. owners to the relevant authority. Any substantial U.S. owner will be required to provide such identifying information as is required to enable the company to comply. Shareholders who fail to provide such information could be subject to: (i) bearing the cost of the withholding tax burden imposed on us as a result of such shareholders’ failure to furnish the required information; (ii) a forced sale of their shares; or (iii) a redemption of their shares.

Should we determine that we are an FFI under the Bermuda IGA, we will be directed to register with the IRS and will be required to comply with the requirements of FATCA and will report all necessary information regarding all U.S. Holders of our shares. Assuming registration and compliance with the terms of an agreement with the IRS pursuant to the Bermuda IGA, an FFI generally would be treated as FATCA-compliant and not subject to withholding. An FFI that satisfies the eligibility, information reporting and other requirements of the Bermuda IGA will not generally be subject to the regular FATCA reporting and withholding obligations discussed above.

Prospective investors are urged to consult their own tax advisors as to the filing and information requirements that may be imposed on them in respect of their ownership of our shares.

Watford Holdings or Watford Re may become subject to taxation in Bermuda after March 31, 2035, which would have a significant and negative effect on Watford Holdings and Watford Re’s business and results of operations.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Watford Holdings or Watford Re or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. The same assurance has been obtained with respect to Watford Re. Given the limited duration of any assurance by the Minister of Finance, neither Watford Holdings nor Watford Re can be certain that it will not be subject to any Bermuda taxes after March 31, 2035. Watford Holdings’ and Watford Re’s business and results of operations would be significantly and negatively affected if either of them were to become subject to taxation in Bermuda.

Prospective investors should review the discussion under “Certain Bermuda and United States federal income tax considerations—Taxation of Watford Holdings and Watford Re—Bermuda.”

The impact of Bermuda’s commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect Watford Holdings’ or Watford Re’s tax status in Bermuda.

The Organization for Economic Cooperation and Development, or the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard and as such is listed on the OECD “white list.” However, neither Watford Holdings nor Watford Re is able to predict whether any changes will be made to this classification or whether any such changes will subject Watford Holdings or Watford Re to additional taxes.

Prospective investors should review the discussion under “Certain Bermuda and United States federal income tax considerations—Taxation of Watford Holdings and Watford Re—Bermuda.”

We may become subject to increased taxation in Bermuda and other countries as a result of the OECD’s plan on “base erosion and profit shifting.”

The OECD, with the support of the G20, initiated the “base erosion and profit shifting,” or BEPS, project in 2013 in response to concerns that international tax standards have not kept pace with changes in global business practices and that changes are needed to international tax laws to address situations where multinationals may pay little or no tax in certain jurisdictions by shifting profits away from jurisdictions where the activities creating those profits may take place. In October 2015, the OECD issued “final reports” in connection with the BEPS project. The final reports have been approved for adoption by the G20 finance ministers in November 2015. The final reports provide the basis for international standards for corporate taxation that are designed to prevent, among other things, the artificial shifting of income to tax havens and low-tax jurisdictions, the erosion of the tax base through interest deductions on intercompany debt and the artificial avoidance of permanent establishments (i.e., tax nexus with a jurisdiction). The measures also contemplate the development of a multilateral instrument to incorporate and facilitate changes to tax treaties. The multilateral instrument has since been negotiated and agreed by over 100 participating states. Furthermore, in addition to the final reports, the OECD has also published further guidance on interest deductibility and country by country reporting (in December 2016) and a discussion draft on the attribution of profits to permanent establishments (in October 2015).

Legislation to adopt these standards has been enacted or is currently under consideration in a number of jurisdictions to implement these standards, including country by country reporting. As a result, our income may be taxed in jurisdictions where it is not currently taxed and at higher rates of tax than currently taxed, which may substantially increase our effective tax rate. Also, the adoption of these standards may increase the complexity and costs associated with tax compliance and adversely affect our financial position and results of operation.

We may become subject to the proposed financial transactions tax.

On February 14, 2013, the European Commission published the Commission’s Proposal, a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the participating Member States). However, Estonia has since stated that it will not participate. The

Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in shares (including secondary market transactions) in certain circumstances.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State. However, the FTT proposal remains subject to negotiation between the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate.

Prospective holders of shares are advised to seek their own professional advice in relation to the FTT.

We may become subject to the U.K. diverted profits tax.

The U.K. Diverted Profits Tax, or the DPT, which was introduced in 2015, generally applies where (a) a non-U.K. company carrying on an activity in the U.K. structures its affairs so as to avoid a U.K. taxable presence; or (b) a company which is taxable in the U.K. creates a tax advantage by means of transactions which have insufficient economic substance. The corresponding “diverted profits” are subject to U.K. tax at 25%. The precise effect of the DPT is still unclear and subject to a number of uncertainties. As a result, there can be no assurance that we will not be subject to additional tax as a result of the DPT.

Changes in tax laws could adversely affect the business of Watford Holdings and Watford Re.

Watford Holdings and Watford Re are subject to extensive tax laws and regulations. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.

Risks related to our common shares and this offering

We are a holding company with no significant operations or assets other than our ownership of our four operating subsidiaries and we depend on the ability of our subsidiaries to meet our ongoing cash requirements.

We are a holding company and do not have any significant operations or assets other than our four operating subsidiaries. Generally, we depend on our available cash resources, liquid investments and dividends or other distributions from our subsidiaries to make payments, including the payment of debt service obligations and operating expenses we may incur and any payments of dividends, redemption amounts or liquidation amounts with respect to our preference shares and common shares and to fund any share repurchase program our board of directors might determine to institute. Dividends and other permitted distributions from our subsidiaries will be our primary, if not only, source of funds to meet ongoing cash requirements, including general corporate expenses. The ability of our subsidiaries to declare and pay dividends is subject to regulatory restrictions and could be constrained by our dependence on financial strength ratings from independent rating agencies.

The declaration and payment of dividends by Bermuda-regulated entities are limited under Bermuda law. Watford Re would be prohibited from declaring or paying dividends if it were in breach of its enhanced capital requirement, or ECR, minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA in its absolute discretion. Further, unless it files with the BMA an affidavit stating that it will continue to meet its minimum solvency margin and minimum liquidity ratio as required by the Insurance Act, Watford Re is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet). Watford Re will be required to obtain the BMA’s prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year’s financial statements.

Our U.S. and Gibraltar insurance subsidiaries are subject to similar insurance laws and regulations in the jurisdictions in which they operate. The ability of these insurance subsidiaries to pay dividends or make distributions is also dependent on their ability to meet applicable regulatory standards.

Our A.M. Best rating also depends to a large extent on the capitalization levels of our operating subsidiaries. The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet any cash requirements at the holding company level could have an adverse effect on our ability to meet our obligations.

Our common shares have no prior public market, an active trading market may not develop or continue to be liquid and the market price of our common shares may be volatile.

Prior to this offering, there has not been a public market for our common shares, and an active market for our common shares may not develop or be sustained after this offering, which could depress the market price of our common shares and could affect the ability of our shareholders to sell their shares. In the absence of an active public trading market, investors may not be able to liquidate their investments in our common shares. An inactive market may also impair our ability to raise capital by selling our common shares, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares as consideration. In addition, the market price of our common shares may fluctuate significantly in response to various factors, some of which are beyond our control. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore, that price may not be indicative of the market price of our common shares after this offering. In particular, we cannot assure that shareholders will be able to resell their shares at or above the initial public offering price. The stock markets have from time to time experienced extreme volatility that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. In addition to the factors discussed elsewhere in this prospectus, the factors that could affect our share price are:

•	general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	actual or anticipated fluctuations in our quarterly operating results, including as a result of catastrophes or our investment performance;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional shareholders or other large shareholders, including future sales;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us, our service providers or our competitors of significant products, contracts, acquisitions or strategic partnerships;

•	any future sales of our common shares or other securities;

•	potential characterization of us or any of our subsidiaries as a PFIC;

•	regulatory developments; and

•	additions or departures of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is limited or no coverage of our company by securities or industry analysts, the trading price for our shares would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.

Future sales of shares by existing shareholders could cause our share price to decline.

Sales of substantial amounts of our common shares in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common shares to decline. Based on shares issued and outstanding as of the date of this prospectus, upon the completion of this public offering, we will have   issued and outstanding common shares (or   issued and outstanding common shares, assuming exercise of the underwriters’ option to purchase additional shares in full). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act, unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 22,682,875 common shares issued and outstanding as of the date of this prospectus will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144, subject to the terms of the lock-up agreements described below. Moreover, upon the completion of this public offering, there will be outstanding warrants to purchase an aggregate of 1,704,691 common shares, at an exercise price of $58.93 per share as of December 31, 2016, and an aggregate of  common shares reserved for future grant or issuance under the 2017 Plan.

Upon the completion of this public offering, we intend to file one or more registration statements under the Securities Act to register the common shares to be issued under the 2017 Plan and, as a result, all common shares acquired upon vesting or exercise of awards granted under the 2017 Plan would also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless acquired by our affiliates.

We, our directors, executive officers and certain of our shareholders constituting in the aggregate  % of our outstanding common shares upon completion of this public offering have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of J.P. Morgan Securities LLC, for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, approximately   of our common shares will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares eligible for future sale” for a discussion of the common shares that may be sold into the public market in the future. In addition, certain of our shareholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

Neither Arch nor our management will participate as selling shareholders in this offering. However, certain existing holders of our common shares and warrants have registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the common shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the restrictions contained in the lock-up agreements.

Under Bermuda law, members of the board of directors are permitted to participate in decisions in which they have interests.

Under Bermuda law, directors are not required to recuse themselves from voting on matters in which they have an interest. Our directors may have interests that are different from, or in addition to, the interests of our shareholders. So long as our directors disclose their interests in a matter under consideration by the board of directors in accordance with Bermuda law, they will be entitled to participate in the deliberation on and vote in respect of that matter.

The share voting limitations that are contained in our bye-laws may result in our shareholders having fewer voting rights than a shareholder would otherwise have been entitled to based upon such shareholder’s economic interest in our company.

Our bye-laws provide that any person owning more than 9.9% of the issued and outstanding shares will be limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of shares equal to 9.9% of the total combined voting power of all classes of shares entitled to vote, unless the voting restriction with respect to such holder is waived by the board of directors. Because of the constructive ownership provisions of the Code, this requirement may have the effect of reducing the voting rights of an investor whether or not that investor directly, indirectly or constructively holds of record more than 9.9% of our common shares. Further, the board of directors has the authority to request certain information from any investor for the purpose of determining whether that investor’s voting rights are to be reduced. Failure by an investor to respond to such a notice, or submitting incomplete or inaccurate information, would give the board of directors discretion to disregard all votes attached to such investor’s shares.

We may want or need additional capital in the future, which may not be available to us on satisfactory terms, if at all. Furthermore, the raising of additional capital could dilute our shareholders’ ownership interests in our company and may cause the value of the shares to decline.

We may want or need to raise additional capital in the future through offerings of debt or equity securities or otherwise in order to, among other uses:

•	pay claims;

•	operate and expand our business;

•	to the extent declared, pay dividends (including the payment of dividends to the holders of our preference shares);

•	replace or improve capital in the event of significant reinsurance losses or adverse reserve developments;

•	fund liquidity needs caused by investment losses;

•	satisfy letters of credit or guarantee bond requirements that may be imposed by our clients or by regulators;

•	meet rating agency or regulatory capital requirements; and

•	respond to competitive pressures.

Our ability to underwrite is largely dependent upon the quality of our claims paying and financial strength ratings as evaluated by independent rating agencies. To the extent that the funds generated by our ongoing operations are insufficient or unavailable, whether due to regulatory or contractual restrictions, underwriting or investment losses or otherwise, to cover our liquidity requirements, we may need to raise additional funds through financing. If we cannot obtain adequate capital or sources of credit on favorable terms, or at all, our business, results of operations and financial condition could be adversely affected.

Markets in the United States and elsewhere have from time to time experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets. Any future equity or debt financing may not be available on terms that are favorable to us, if at all. Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to access the capital necessary to develop our business and replace, in a timely manner, our letters of credit facilities upon maturity.

In the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any additional capital raised through the sale of equity could dilute our shareholders’ ownership interest, cause the value of our shareholders’ investments to decline and cause the trading price of our common shares to decline. Additional capital raised through the issuance of equity or debt may result in creditors or other investors having rights, preferences and privileges that are senior to our shareholders.

Additionally, if we issue a large number of our common shares in connection with future acquisitions, financings or other circumstances, the market price of our common shares could decline significantly.

If the ownership of our common shares were to become highly concentrated, it could prevent shareholders from influencing significant corporate decisions.

Upon the completion of this public offering, Arch and HPS, including employees or persons otherwise affiliated with Arch and HPS, will beneficially own approximately  % in the aggregate of our issued and outstanding common shares on a fully diluted basis, taking into account the warrants held by Arch and HPS that will be exercisable for an aggregate of 1,704,691 common shares upon the completion of this public offering and assuming that the underwriters do not exercise their option to purchase additional shares. As a result, Arch and HPS, including employees or persons otherwise affiliated with Arch and HPS, could exercise significant influence over all matters requiring shareholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common shares.

Investors purchasing common shares in this offering will experience immediate and substantial dilution as a result of this offering.

The initial public offering price per share will significantly exceed the net tangible book value per share of our issued and outstanding common shares. As a result, investors purchasing common shares in this offering will experience immediate substantial dilution of $   per share, based on an initial public offering price of $  , which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing common shares sold by us in this offering will contribute approximately  % of the total amount we have raised since our inception, but will own only approximately  % of our total common shares immediately upon the completion of this public offering. In addition, Arch and HPS hold warrants to acquire common shares, which, if ultimately exercised, will cause further dilution to investors in this offering. Moreover, if the underwriters exercise their option to purchase additional shares or if we issue additional equity securities, investors purchasing common shares in this offering will experience additional dilution.

The enforcement of civil liabilities against us may be difficult.

We are a Bermuda company and some of our officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of our assets and the assets of those persons may be located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon those persons or to enforce in U.S. courts judgments obtained against those persons.

Watford Holdings (U.S.) Inc., or Watford Holdings U.S., is our agent for service of process with respect to actions based on offers and sales of securities made in the United States. We have been advised by our special Bermuda legal counsel, Conyers Dill & Pearman Limited, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, therefore, not be automatically enforceable in Bermuda. We also have been advised by Conyers Dill & Pearman Limited that a final and conclusive judgment obtained in a court in the United States under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation.

Such an action should be successful upon proof that the sum of money is due and payable and without having to prove the facts supporting the underlying judgment, as long as: (i) the court which gave the judgment had proper jurisdiction over the parties to such judgment; (ii) such court did not contravene the rules of natural justice of Bermuda; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) there is due compliance with the correct procedures under Bermuda law.

A Bermuda court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda against us or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

Our bye-laws contain provisions that could impede an attempt to replace or remove the board of directors or management or delay or prevent the sale of our company, which could diminish the value of our common shares or prevent our shareholders from receiving premium prices for their shares in an unsolicited takeover.

Our bye-laws contain certain provisions that could delay or prevent changes in the board of directors or management or a change of control that a shareholder might consider favorable. These provisions may encourage companies interested in acquiring us to negotiate in advance with our board of directors, since the board of directors has the authority to overrule the operation of several of the limitations. Even in the absence of a takeover attempt, these provisions may adversely affect the value of our common shares if they are viewed as discouraging takeover attempts in the future. For example, provisions in the bye-laws that could delay or prevent a change in the board of directors or management or change in control include:

•	the authorized number of directors may be increased by resolution adopted by the affirmative vote of a majority of the board of directors;

•	Arch has the right to appoint two individuals to serve as directors on our board of directors, subject to certain conditions;

•

upon the completion of this public offering, the board of directors will be a classified board in which the directors of the class elected at each annual general meeting holds office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders;

•

shareholders have the ability to remove directors for cause and only with the approval of a majority of the total combined voting power of the issued and outstanding shares entitled to vote for the election of directors;

•

any vacancy on our board of directors may be filled at the meeting at which such director is removed upon the affirmative vote of the holders of a majority of the total combined voting power of the issued and outstanding shares entitled to vote. In the absence of such election or appointment, the board of directors may fill the vacancy. In the event the vacancy to be filled is for a director appointed by Arch, then Arch shall have the right to appoint the director to fill such vacancy;

•	a plurality of the votes cast is required for the election of directors;

•	shareholder action may only be taken at an annual meeting or special meeting of shareholders and may not be taken by written consent in lieu of a meeting;

•	advance notice of shareholders’ proposals is required in connection with annual general meetings;

•	a supermajority vote of shareholders is required to effect certain amendments to our bye-laws;

•

we are prohibited from engaging in a business combination with a person who acquires at least 15% of our common shares for a period of three years from the date such person acquired such common shares unless such business combination is approved prior to the acquisition by our board of directors and shareholders;

•

subject to any resolution of our shareholders to the contrary, our board of directors is permitted to issue any of our authorized but unissued shares and to fix the price, rights, preferences, privileges and restrictions of any such shares without any further vote or action by our shareholders;

•

the quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy not less than a majority of the total combined voting power of the issued and outstanding shares entitled to vote; and

•

subject to limited exceptions, each holder of shares generally will be limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of shares equal to 9.9% of the total combined voting power of all classes of shares of our company entitled to vote.

Any such provision could prevent our shareholders from receiving the benefit from any premium to the market price of our common shares offered by a bidder in a takeover context.

Moreover, jurisdictions in which our subsidiaries are domiciled have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer’s holding company. Where such laws apply to us and our subsidiaries, there can be no effective change in our control unless the person seeking to acquire control has filed a statement with the regulators and has obtained prior approval for the proposed change from such regulators. The usual measure for a presumptive change in control pursuant to these laws is the acquisition of 10% or more of the voting power of the insurance company or its parent, although this presumption is rebuttable. Consequently, a person may not acquire 10% or more of our common shares without the prior approval of insurance regulators in the state in which our subsidiaries are domiciled. For a discussion of Bermuda-specific restrictions, see “—Risks related to regulation of us and our operating subsidiaries—Bermuda insurance laws regarding the change of control of insurance companies may limit the acquisition of our shares.”

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

See “Comparison of shareholder rights” for a summary of certain significant provisions of the Companies Act and our bye-laws that differ in certain respects from provisions of Delaware corporate law.

We may repurchase common shares without shareholder consent.

Under our bye-laws and subject to Bermuda law, if the board of directors determines, from time to time and at any time, that ownership of shares by any shareholders may result in any adverse tax, regulatory or legal consequence to us or any of our subsidiaries, then the board of directors may, in its absolute discretion, determine the extent to which it is necessary or advisable to require the sale by such shareholders in order to avoid or cure such violation or adverse consequences (the shares subject to such determination, the repurchase securities). If the board of directors has determined it is necessary or advisable to require the sale by such shareholders of such repurchase securities, it may provide written notice to the affected shareholders setting forth the amount and nature of the repurchase securities and the identity of the affected shareholders holding such repurchase securities. We have the option, but not the obligation, to elect to purchase all or part of the repurchase securities at the lower of (i) the price (as determined in the sole and absolute discretion of the board of directors) at which such repurchase securities were acquired by the applicable shareholder or (ii) the fair market value of the repurchase securities on the business day immediately prior to the date we send the repurchase notice.

We do not intend to pay dividends on our common shares and, consequently, the ability of our shareholders to achieve a return on their investments will depend on appreciation in the price of our common shares.

We do not intend to declare and pay dividends on our share capital for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, investors are not likely to receive any dividends on their common shares for the foreseeable future and the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

We are an emerging growth company and any decision on our part to comply with certain reduced disclosure and other requirements applicable to emerging growth companies could make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012 and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting and other requirements applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to qualify as an emerging growth company upon the completion of this public offering and will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of this offering; (ii) the last day of our fiscal year in which we have annual gross revenue of $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual, quarterly and current reports under the Exchange Act for a period of at least 12 calendar months and (c) have filed at least one annual report pursuant to the Exchange Act. As a result, we may qualify as an emerging growth company until as late as December 31, 2022.

We cannot predict whether investors will find our common shares less attractive if we choose to rely on one or more of these exemptions or if our decision to avail ourselves of the reduced requirements may make it more difficult for investors and securities analysts to evaluate our company. If some investors find our common shares less attractive as a result of our decision to utilize one or more of the exemptions available to us as an emerging growth company, there may be a less active trading market for our common shares and the market price of our common shares may be adversely affected.

Under Section 102(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. If we take advantage of this transition period, our financial statements may not be comparable to other public companies that comply with effective dates for accounting standards applicable to public companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions and benefits under the JOBS Act. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the market price of our common shares may be more volatile and decline significantly.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our share price.

We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements, under the listing standards of The NASDAQ Stock Market LLC, or the NASDAQ Stock Market, and the Sarbanes-Oxley Act, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight, which will increase our operating costs, including as a result of our engagement of a third party to assist us in developing our internal audit function. These changes will also place significant additional demands on our finance and accounting staff, who may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems. We may, in the future, hire additional accounting and financial staff with public company reporting experience and related technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other shareholder communications, in compliance with the federal securities laws and the NASDAQ Stock Market rules;

•	define and expand the roles and duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, upon the completion of this public offering, the Sarbanes-Oxley Act will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls commencing with our second annual report after the completion of this offering. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act unless we choose to utilize the exemption from such attestation requirement available to emerging growth companies. As described above, we expect to qualify as an emerging growth company upon the completion of this public offering and could potentially qualify as an emerging growth company until December 31, 2022. In addition, upon the completion of this public offering, we will be required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common shares. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NASDAQ Stock Market or other regulatory authorities.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements that are intended to enhance the reader’s ability to assess our future financial and business performance. These statements are based on the beliefs and assumptions of our management, and are subject to risks and uncertainties. Generally, statements that are not about historical facts, including statements concerning our possible or assumed future actions or results of operations are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs, expectations or estimates concerning future operations, strategies, financial results or performance, financings, investments, acquisitions, expenditures or other developments and anticipated trends and competition in the markets in which we operate. Forward-looking statements can also be identified by the use of forward-looking terminology such as “may,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “expects,” “should” or similar expressions.

Forward-looking statements are not guarantees of performance and we caution prospective investors not to rely on them. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Actual results or other outcomes could differ materially from those expressed or implied in our forward-looking statements, as a result of several factors, including the following:

•	our limited operating history;

•	fluctuations in the results of our operations;

•	our ability to compete successfully with more established competitors;

•	our losses exceeding our reserves;

•	downgrades, potential downgrades or other negative actions by rating agencies;

•	our dependence on key executives and inability to attract qualified personnel, or the potential loss of Bermudian personnel as a result of Bermuda employment restrictions;

•	our dependence on letter of credit facilities that may not be available on commercially acceptable terms;

•	our potential inability to pay dividends or distributions;

•	our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;

•	our dependence on clients’ evaluations of risks associated with such clients’ insurance underwriting;

•	the suspension or revocation of our subsidiaries’ insurance licenses;

•	Watford Holdings potentially being deemed an investment company under U.S. federal securities law;

•	the potential characterization of us and/or any of our subsidiaries as a passive foreign investment company, or PFIC;

•	our dependence on Arch for services critical to our underwriting operations;

•	changes to our strategic relationship with Arch or the termination by Arch of any of our services agreements or quota share agreements;

•	our dependence on HPS and AIM to implement our investment strategy;

•	the termination by HPS or AIM of any of our investment management agreements;

•	risks associated with our investment strategy being greater than those faced by competitors;

•	changes in the regulatory environment;

•	our potentially becoming subject to U.S. federal income taxation;

•	our potentially becoming subject to U.S. withholding and information reporting requirements under the U.S. Foreign Account Tax Compliance Act, or FATCA, provisions; and

•

the other risks identified in this prospectus, including, without limitation, those under the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.”

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates or belief as of the date of this prospectus. We do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus. Given such limitations, prospective investors should not rely on these forward-looking statements in deciding whether to invest in our common shares.

Prospective investors should review carefully the section captioned “Risk factors” in this prospectus for a more complete discussion of risks and uncertainties relating to an investment in our common shares.

Use of proceeds

Based upon an assumed initial public offering price of $   per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $   million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $   million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $   per share (the midpoint of the initial public offering price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this initial public offering by $   million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. We also may increase or decrease the number of common shares we are offering. An increase of 1,000,000 shares in the number of common shares offered by us would increase the net proceeds to us from this offering by approximately $   million after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, assuming the initial public offering price of $   per share remains the same. Conversely, a decrease of 1,000,000 shares in the number of common shares offered by us would decrease the net proceeds to us from this offering by approximately $   million after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, assuming the initial public offering price of $   per share remains the same. The information discussed above is illustrative only and will vary based on the actual public offering price and other terms of this offering determined at pricing.

We expect to use the net proceeds we receive from this offering for general corporate purposes, including the costs associated with being a public company. We presently intend to contribute substantially all the net proceeds of this offering to our subsidiaries’ surplus to increase their underwriting capacity in order to support the growth of their operations. To the extent that this additional surplus is not immediately needed to pay claims or expenses, it will be invested consistent with past practice pursuant to the terms of our investment management agreements with HPS and AIM. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will retain broad discretion over the allocation of net proceeds from this offering.

Dividend policy

We do not expect to declare or pay dividends on our common shares for the foreseeable future. We intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business.

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. Under the Bermuda Companies Act, we may not declare or pay a dividend if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereafter be less than the aggregate of our liabilities. We are also currently restricted in our ability to pay dividends pursuant to the terms of our existing indebtedness unless we meet certain conditions, financial and otherwise. In addition, certain of our subsidiaries are currently restricted in their ability to pay dividends to us pursuant to applicable insurance regulatory requirements. Any decision to pay dividends in the future will be made at the discretion of our board of directors and depends on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

•	on an actual basis; and

•

on an adjusted basis to reflect the sale by us of  common shares in this offering, at an assumed initial public offering price of $   per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(in thousands, except share and per share data)	As of December 31, 2016
	Actual	As Adjusted(1)

Cash and cash equivalents	$74,893

Long-term debt	$—
Contingently redeemable preference shares	220,253	$
Shareholders’ equity
Common shares, $0.01 par value per share, 22,682,875 shares authorized, issued and outstanding as adjusted	227
Additional paid-in capital	895,386
Accumulated other comprehensive income (loss)	(375)
Retained earnings (deficit)	62,133

Shareholders’ equity attributable to shareholders	957,371

Total shareholders’ equity	957,371
Total capitalization	1,177,624

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $   per share would increase or decrease our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by $   million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of common shares offered by us would increase our as adjusted cash and cash equivalents, adjusted paid-in capital, total shareholders’ equity and total capitalization by approximately $   million, assuming the initial public offering price of $   per share remains the same. Conversely, a decrease of 1,000,000 shares in the number of common shares offered by us would decrease our as adjusted cash and cash equivalents, adjusted paid-in capital, total shareholders’ equity and total capitalization by approximately $   million, assuming the initial public offering price of $   per share remains the same.

The table above does not include:

•	1,704,691 common shares issuable upon the exercise of warrants outstanding as of December 31, 2016, at an exercise price of $58.93 per share as of December 31, 2016;

•	common shares reserved for future grant or issuance under our 2017 Plan, which will become effective in connection with this offering; and

•	common shares subject to the underwriters’ option to purchase additional shares.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. Prospective investors should read the table above in conjunction with the sections of this prospectus entitled “Selected financial and other information,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Dilution

If prospective investors purchase our common shares in this offering, such prospective investors’ interests will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share immediately after this offering. For dilution purposes, net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of our outstanding common shares. Our net tangible book value as of December 31, 2016 was $   million, or $   per common share.

Investors purchasing in this offering will incur immediate dilution. After giving effect to the sale of common shares offered in this offering assuming an initial public offering price of $  , which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2016 would have been $   million, or $   per common share. This represents an immediate increase in pro forma net tangible book value of $   per share to existing shareholders, and an immediate dilution of $   per share to investors purchasing in this offering.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional common shares:

($ in thousands except per share data)

Assumed initial public offering price per share
Historical net tangible book value (deficit) per share as of December 31, 2016
Increase in net tangible book value (deficit) per share attributable to new investors purchasing in this offering
Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors in this offering

A $1.00 increase or decrease in the assumed initial public offering price of $   per share would increase or decrease our pro forma net tangible book value per share by $   and the dilution per share to new investors in this offering by $  , assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1,000,000 shares in the number of common shares offered by us at the assumed initial public offering price would increase or decrease our pro forma net tangible book value per share after this offering by $   per share and the dilution per share to new investors in this offering by $  , assuming the initial public offering price of $   remains the same.

The following table summarizes, on the pro forma basis described above, as of December 31, 2016, the total number of common shares purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of

$   per share, which is the midpoint of the range set forth on the cover page of this prospectus (amounts in thousands, except percentages and per share data):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing shareholders	22,682,875	%	$	%		$40.00
New investors

Total		100%	$	100%	$

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding warrants. If the underwriters exercise their option to purchase additional shares in full, the number of common shares held by existing shareholders will be reduced  shares or  % of the total number of common shares to be outstanding upon consummation of this offering, and the number of common shares held by investors purchasing in this offering will be increased to  shares or  % of the total number of common shares to be outstanding upon consummation of this offering.

The tables above do not include:

•	1,704,691 common shares issuable upon the exercise of warrants outstanding as of December 31, 2016, at an exercise price of $58.93 per share as of December 31, 2016;

•	common shares reserved for future grant or issuance under our 2017 Plan, which will become effective in connection with this offering; and

•	common shares subject to the underwriters’ option to purchase additional shares.

Our warrant holders may exercise the above referenced warrants in the future and in addition, we may make future equity grants under the 2017 Plan. In addition, we may choose to raise additional capital through the sale of equity or convertible debt securities or preference shares due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these warrants are exercised, new options or common shares are issued under the 2017 Plan or we issue additional common shares or other equity securities in the future, there will be further dilution to investors purchasing in this offering.

Selected financial and other information

The tables below present summary financial and operating data as of and for the periods indicated. The following information is only a summary and should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The consolidated balance sheet data as of December 31, 2016, 2015 and 2014, and the consolidated income statement data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements.

These historical results are not necessarily indicative of the results that may be expected for any future period. Our historical share information does not give effect to a stock split of our outstanding common shares to be effected immediately prior to this offering.

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Selected statement of operations data:
Gross premiums written	$535,094	$488,899	$288,627
Net premiums written	513,788	465,959	274,456
Net premiums earned	467,970	397,852	103,477
Net interest income(3)	89,818	72,858	18,249
Realized and unrealized gain (loss) on investments	80,643	(81,337)	(27,630)
Investment performance fee	(24,065)	—	—
Total revenues	618,112	393,841	94,096
Net income (loss) before preferred dividends	146,734	(14,065)	(16,542)
Preferred dividends	(19,634)	(19,633)	(14,727)

Net income (loss) available to common shareholders	$127,100	$(33,698)	$(31,269)

Other data:
Underwriting income (loss)(1)	$(8,300)	$(8,177)	$(5,409)
Adjusted underwriting income (loss)(2)	$(1,624)	$(2,418)	$(3,080)
Net interest income return on average net invested assets(3)	6.2%	6.1%	3.2%
Net investment income return on average net invested assets(4)	10.1%	(0.7)%	(1.6)%

(1)	Underwriting income (loss) is calculated as net premiums earned, less loss and loss adjustment expenses, acquisition expenses and general and administrative expenses.

(2)

Adjusted underwriting income (loss) is a non-U.S. GAAP financial measure and is calculated as underwriting income (loss), plus other underwriting income (loss) and excluding start-up costs. Refer to “Management’s discussion and analysis of financial condition and results of operations—Reconciliation of non-U.S. GAAP financial measures” for a reconciliation of adjusted underwriting income to net income (loss) available to common shareholders.

(3)

Net interest income return on average net invested assets is calculated by dividing net interest income by the average balance of net invested assets (total investments less revolving credit agreement borrowings) during the period. Our 2014 net interest income return on average net invested assets is calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net interest income represents approximately nine months of investment results.

(4)

Net investment income return on average net invested assets is calculated by dividing net investment income (loss) by the average balance of net invested assets (total investments less revolving credit agreement borrowings) during the period. Our 2014 net investment income return on average net invested assets is calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net interest income represents approximately nine months of investment results.

($ in thousands, except for share and per share data)	As of December 31,
	2016	2015	2014

Selected balance sheet data:
Total investments	$1,923,549	$1,682,731	$1,196,030
Net invested assets(1)	1,664,688	1,247,453	1,143,632
Premiums receivable	189,911	162,263	140,859
Cash and cash equivalents	74,893	108,550	11,455
Total Assets	2,382,750	2,122,438	1,485,072
Reserves for losses and loss adjustment expenses	510,809	290,997	66,328
Unearned premiums	293,480	249,980	180,014
Revolving credit agreement borrowings	258,861	435,278	52,398
Total liabilities	1,205,126	1,072,208	401,216
Contingently redeemable preferred shares	220,253	219,882	219,512
Total shareholders’ equity	957,371	830,348	864,344
Book value per share data:
Book value per share—basic and diluted(2)	$42.21	$36.61	$38.11
Weighted average common shares outstanding basic and diluted	22,682,875	22,682,875	22,682,875

(1)	Net invested assets consist of total investments net of revolving credit agreement borrowings.

(2)	Basic and diluted book value per share is calculated by dividing shareholder’s equity by the number of issued and outstanding shares at period end.

($ in thousands, except for share and per share data)	As of December 31,
	2016	2015	2014

Underwriting and other ratios:
Loss ratio(1)	68.7%	69.8%	67.8%
Acquisition expense ratio(2)	29.2%	29.3%	29.1%
General and administrative expense ratio(3)	3.8%	3.0%	8.3%

Combined ratio(4)	101.7%	102.1%	105.2%

Adjusted loss ratio(5)	68.2%	69.0%	67.8%
Adjusted acquisition expense ratio(5)	29.0%	28.9%	29.1%
Adjusted general and administrative expense ratio(5)	3.2%	2.6%	6.1%
Adjusted combined ratio(5)	100.4%	100.5%	103.0%

Other data:
Basic and diluted earnings (loss) per share(6)	$5.60	$(1.49)	$(1.38)
Growth in basic and diluted book value per share(7)(8)	15.3%	(3.9)%	(4.7)%
Return on average equity(9)	14.2%	(4.0)%	(3.6)%

(1)	Loss ratio is calculated by dividing loss and loss adjustment expenses by net premiums earned.

(2)	Acquisition expense ratio is calculated by dividing acquisition expenses by net premiums earned.

(3)	General and administrative expense ratio is calculated by dividing general and administrative expenses by net premiums earned.

(4)	Combined ratio is calculated by dividing the sum of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses by net premiums earned.

(5)

Adjusted combined ratio is a non-U.S. GAAP financial measure and is calculated by dividing the sum of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses, excluding the effects of certain start-up costs, by the sum of net premiums earned and other underwriting income (loss). Adjusted loss ratio, adjusted acquisition expense ratio and adjusted general and administrative expense ratio are components of our adjusted combined ratio. Adjusted loss ratio is calculated by dividing loss and loss adjustment expenses by the sum of net premiums earned and other underwriting income (loss). Adjusted acquisition expense ratio is calculated by dividing acquisition expenses by the sum of net premiums earned and other underwriting income (loss). Adjusted general and administrative expense ratio is calculated by dividing general and administrative expenses, excluding the effects of certain start-up costs, by the sum of net premiums earned and other underwriting income (loss). Refer to “Management’s discussion and analysis of financial condition and results of operations—Reconciliation of non-U.S. GAAP financial measures” for a reconciliation of our adjusted combined ratio to our combined ratio, as well as related reconciliations of our adjusted loss ratio, adjusted acquisition expense ratio and adjusted general and administrative expense ratio to our loss ratio, acquisition expense ratio and general and administrative expense ratio, respectively.

(6)

Earnings (loss) per share is based on the weighted average number of common shares outstanding during the period. The weighted average number of common shares excludes shares issuable upon the exercise of the warrants currently held by Arch and HPS. These warrants are exercisable at any time following completion of this offering for an aggregate of 975,503 and 729,188 common shares, respectively. The exercise price of the warrants is determined at the date of exercise based on a formula that is premised on investors in our original private placement achieving a target return of 15%; as of December 31, 2016, the exercise price was $58.93 per share. The warrants expire on March 31, 2020. For more information, see “Certain relationships and related party transactions—Our original private placement—Warrants.”

(7)	Growth in basic and diluted book value per share is calculated as the percentage change in value of beginning and ending basic and diluted book value per share over the reporting period.

(8)

Growth in basic and diluted book value per share for the year ended December 31, 2014 represents the change from the book value per share of $40.00 per share at inception (based on the price per common share sold in our initial funding in March 2014).

(9)	Return on average equity represents net income (loss) expressed as a percentage of average beginning and ending common shareholders’ equity during the period.

Management’s discussion and analysis of
financial condition and results of operations

The following discussion and analysis contains forward-looking statements which involve inherent risks and uncertainties. All statements other than statements of historical fact are forward-looking statements. These statements are based on our current assessment of risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements and, therefore, undue reliance should not be placed on them. Important factors that could cause actual events or results to differ materially from those indicated in such statements are discussed in this prospectus, including the sections entitled “Cautionary note regarding forward-looking statements” and “Risk factors.”

This discussion and analysis should be read in conjunction with our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. Tabular amounts are in U.S. Dollars in thousands, except share amounts, unless otherwise noted.

Overview

We are a Bermuda company with approximately $1.2 billion in capital as of December 31, 2016, comprised of $220.3 million of contingently redeemable preference shares and $957.4 million of common shareholders’ equity which we refer to as our total capital. Through operations in Bermuda, the United States and Europe, we write insurance and reinsurance on a worldwide basis. Our objective is to deliver attractive returns to shareholders by combining disciplined underwriting with superior investment management. Our underwriting is managed by Arch under a long-term services arrangement. Our investments are managed primarily by HPS under a long-term investment management arrangement. In addition, we have a services arrangement with AIM to manage our investment grade portfolio.

While we are positioned to provide a full range of property and casualty, or P&C, lines, we focus on writing specialty lines of business. We believe that our experienced management team, our relationship with Arch and our strong capital base have enabled us to successfully compete and establish a meaningful presence in the insurance and reinsurance markets in which we participate.

We seek to generate an attractive return on average equity across the relevant insurance and investment cycles, as opposed to focusing on returns in any single calendar year. We opportunistically seek to underwrite new lines that fit our return profile while maintaining a disciplined underwriting approach.

Current outlook

The current insurance and reinsurance market environment is extremely competitive and reflects a prolonged period of low prices and continued pressure to broaden terms and conditions. Against this backdrop, we are selectively growing our business in areas that we believe present attractive opportunities.

In this market environment, our Bermuda reinsurance platform is maintaining its premium volume while reshaping its portfolio in response to market conditions. We have developed a portfolio with concentrations in professional liability, multiline, workers compensation, and motor lines of business through reinsurance of global cedants and retrocessions of Arch. We will deploy resources opportunistically in product lines that meet our risk and return profile.

Our new insurance underwriting platforms in the United States and Europe are growing. In the United States, we began writing excess and surplus lines through our non-admitted carrier, WSIC, in April 2016. In August 2016, we gained access to the larger admitted insurance market in the United States, further expanding our U.S. insurance capabilities through the acquisition of WIC. We are growing our U.S. insurance business through specialized insurance agents known as program administrators. In Europe, WICE began writing P&C insurance in December 2015, concentrating on personal lines but also writing commercial casualty lines accessed through program administrators and coinsurance relationships.

In managing our business, we are mindful that changing economic conditions could have a material impact on the frequency and severity of claims and, therefore, could negatively impact our underwriting results. In addition, volatility in the financial markets could cause fluctuations in investment returns, reported net income and shareholders’ equity. We consider the potential impact of economic trends in the loss reserve estimation process and in determining our investment strategies with HPS.

Our outsourced business model

We have engaged Arch and HPS to perform certain services for us that are essential to our results of operations, and have entered into long-term, renewable contracts with each in order to ensure continued access to these services. For our underwriting operations, Arch provides underwriting services including sourcing and evaluating underwriting opportunities and claims-handling, loss control, exposure management, portfolio management, modeling, statistical, actuarial, and administrative support services, in each case, subject to our underwriting and operational guidelines and the oversight of our senior management and board of directors. In regard to our investments, HPS manages our non-investment grade portfolio while AIM manages our investment grade portfolio, subject to our investment guidelines and the oversight of our senior management and board of directors. We outsource these functions in order to cost-effectively leverage the expertise and strong market positions of our trusted partners. Through our association with Arch, we access Arch’s worldwide platform on a variable cost basis, thus avoiding the fixed expense of maintaining a multi-line platform for our underwriting operations. Similarly, we believe that the structure of the compensation we pay to HPS and AIM provides benefits to us both in terms of cost-effective access to the expertise required to execute our investment strategy and in aligning interests.

Natural catastrophe risk

While we are more casualty-focused than many of our peers, we do underwrite a limited amount of natural catastrophe risk in order to balance and diversify our underwriting portfolio. We carefully monitor our natural catastrophe risk globally for all perils and regions where we believe our underwriting portfolio might have significant exposure.

Limited operating history and comparability of results

We were incorporated in July 2013 and completed our initial funding and began underwriting business in the first quarter of 2014. Our initial underwriting activities focused on writing reinsurance. In 2015, we began our insurance business in connection with the establishment of our U.S. and European insurance platforms. As a result, we have a limited operating history and, given our underwriting and investment strategies, are exposed to volatility in our results of operations that may not be apparent from a review of our historical results. Period-to-

period comparisons of our results of operations may not be meaningful. In addition, the amount of premiums written may vary from year to year and period to period as a result of any number of factors, including changes in market conditions and our view of the long-term profit potential of individual lines of business.

Financial measures and ratios

Our management and board of directors use financial indicators and ratios in evaluating our performance and measuring the overall growth in value generated for our common shareholders. The key financial measures that we believe are meaningful in analyzing our performance are: underwriting income (loss), combined ratio, adjusted underwriting income (loss), adjusted combined ratio, net interest income, net interest income return on average net invested assets, net investment income (loss), net investment income return on average net invested assets, book value per share, growth in book value per share and return on average equity.

The table below shows the key performance indicators for the years ending December 31, 2016, 2015 and 2014 and descriptions of each financial measure shown follow the table:

($ in thousands, except percentages and share amounts)	Year Ended December 31,
	2016	2015	2014

Key underwriting metrics:
Underwriting income (loss)	$(8,300)	$(8,177)	$(5,409)
Combined ratio	101.7%	102.1%	105.2%
Adjusted underwriting income (loss)	$(1,624)	$(2,418)	$(3,080)
Adjusted combined ratio	100.4%	100.5%	103.0%
Key investment return metrics:(1)
Net interest income	$89,818	$72,858	$18,249
Net interest income return on average net invested assets	6.2%	6.1%	3.2%
Net investment income (loss)	$146,396	$(8,479)	$(9,381)
Net investment income return on average net invested assets	10.1%	(0.7)%	(1.6)%
Key shareholders’ value creation metrics:
Book value per share—basic and diluted	$42.21	$36.61	$38.11
Growth in basic and diluted book value per share(2)	15.3%	(3.9)%	(4.7)%
Return on average equity	14.2%	(4.0)%	(3.6)%

(1)

Our 2014 net interest income return on average net invested assets and net investment income return on average net invested assets are calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net interest income and net investment loss represent approximately nine months of investment results.

(2)

Growth in basic and diluted book value per share for the year ended December 31, 2014 represents the change from the book value per share of $40.00 per share at inception (based on the price per common share sold in our initial funding in March 2014).

Underwriting income (loss)

We define underwriting income (loss) as net premiums earned less loss and loss adjustment expenses, acquisition expenses and general and administrative expenses. Underwriting income (loss) is one of the ways we evaluate the performance of our underwriting segment, and does not include other underwriting income (loss), net investment income (loss), net foreign exchange gains (losses), income tax expenses and preferred dividends. Although these items are an integral part of our operations, with the exception of other underwriting income (loss)

they are independent of the underwriting process and result, in large part, from general economic and financial market conditions. We include other underwriting income (loss) in our adjusted underwriting income (loss), as described in more detail below.

Combined ratio

The combined ratio is calculated as the sum of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses, divided by net premiums earned. The combined ratio is a measure of underwriting profitability but does not include other underwriting income or net investment income earned on underwriting cash flows.

Adjusted underwriting income (loss)

Adjusted underwriting income (loss) is a non-U.S. GAAP financial measure. We define adjusted underwriting income (loss) as underwriting income (loss) plus other underwriting income (loss) less start-up costs. Adjusted underwriting income (loss) is one of the ways we evaluate the performance of our underwriting segment. We include other underwriting income (loss), as our underwriting strategy allows us to enter into government-sponsored enterprise credit-risk sharing transactions. Start-up costs relate to our commencement of operations in 2014 and the establishment of our U.S. and European insurance platforms in 2015 and 2016. See “—Reconciliation of non-U.S. GAAP financial measures” for a reconciliation of adjusted underwriting income to net income (loss) available to common shareholders.

Adjusted combined ratio

Adjusted combined ratio is a non-U.S. GAAP financial measure. The adjusted combined ratio is calculated as the sum of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses less start-up costs, divided by the sum of net premiums earned and other underwriting income (loss). This ratio is a measure of our underwriting and operational profitability but does not include start-up costs related to our commencement of operations in 2014 and the establishment of our U.S. and European insurance platforms in 2015 and 2016 nor net investment income earned on underwriting cash flows. See “—Reconciliation of non-U.S. GAAP financial measures” for a reconciliation of our adjusted combined ratio to our combined ratio.

Net interest income and net investment income (loss)

Net interest income and net investment income (loss) are important contributors to our financial results. These key investment metrics are impacted by the performance of our investment managers as well as the state of the overall financial markets. Net interest income and net investment income (loss) for the years ending December 31, 2016, 2015 and 2014 was comprised of the following:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Interest income	$122,378	$94,619	$27,301
Investment management fees	(19,554)	(17,405)	(9,052)
Other investment expenses	(13,006)	(4,356)	—

Net interest income(1)	89,818	72,858	18,249
Net realized gains (losses)	(24,483)	1,753	(5,350)
Net unrealized gains (losses)	105,126	(83,090)	(22,280)
Investment performance fees	(24,065)	—	—

Net investment income (loss)(1)	$146,396	$(8,479)	$(9,381)

Average net invested assets(2)	1,456,071	1,195,543	571,816
Net interest income return on average net invested assets(1)	6.2%	6.1%	3.2%
Net investment income return on average net invested assets(1)	10.1%	(0.7)%	(1.6)%

(1)

Our 2014 net interest income return on average net invested assets and net investment income return on average net invested assets are calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net interest income and net investment loss represent approximately nine months of investment results.

(2)	Average net invested assets are the average of total investments less revolving credit agreement borrowings over the reporting period.

Net interest income return on average net invested assets

Net interest income return on average net invested assets is calculated by dividing net interest income by the average balance of net invested assets (total investments less revolving credit agreement borrowings) over the reporting period. Net interest income return on average net invested assets is a key indicator by which we measure the performance of our investment managers.

Net investment income return on average net invested assets

Net investment income return on average net invested assets is calculated by dividing net investment income (loss) by the average balance of net invested assets (total investments less revolving credit agreement borrowings) over the reporting period. Net investment income return on average net invested assets is a key indicator by which we measure the performance of our investment managers.

Growth in basic and diluted book value per share

Basic and diluted book value per share is calculated by dividing common shareholders’ equity by the number of issued and outstanding shares at the end of each reporting period. We calculate growth in basic and diluted book value per share as the percentage change in value of beginning and ending basic and diluted book value per share over the reporting period.

We measure our long-term financial success by our ability to compound growth in basic and diluted book value per share at an attractive rate of return. We believe that long-term growth in basic and diluted book value per share is the most comprehensive measure of our success because it includes all underwriting, operating and investing results.

Return on average equity

Return on average equity is net income (loss) expressed as a percentage of average beginning and ending common shareholders’ equity during the period and is used to measure profitability. Our goal is to generate an attractive long-term return on our common shareholders’ equity.

Comment on non-U.S. GAAP financial measures

Throughout this prospectus, we present our operations in the way we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who will use our financial information in evaluating the performance of our company. This presentation includes the use of adjusted underwriting income (loss) and adjusted combined ratio. The presentation of these metrics constitutes non-GAAP financial measures as defined by applicable SEC rules. We believe that this presentation enables investors and other users of our financial information to analyze our performance in a manner similar to how management analyzes performance. We also believe that this presentation follows industry practice and, therefore, allows the users of financial information to compare our performance with our industry peer group. See “—Reconciliation of non-U.S. GAAP financial measures” for reconciliations of our non-U.S. GAAP financial measures.

Components of our results of operations

Revenues

We derive our revenues from two principal sources:

•	premiums from our insurance and reinsurance lines of business; and

•	income from investments.

Premiums from our insurance and reinsurance lines of business are directly related to the number, type, size and pricing of contracts we write. Premiums are earned over the contract period in proportion to the period of risk covered which is typically 12 to 24 months.

Income from our investments is comprised of interest income and net realized and unrealized gains (losses), less investment related expenses as described below.

Expenses

Our expenses consist primarily of the following:

•	loss and loss adjustment expenses;

•	acquisition expenses;

•	investment related expenses; and

•	general and administrative expenses.

Loss and loss adjustment expenses are a function of the amount and type of contracts and policies we write and of the loss experience of the underlying coverage. Loss and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Depending on the nature of the contract, loss and loss adjustment expenses may be paid over a period of years.

Acquisition expenses consist primarily of brokerage fees, ceding commissions, premium taxes, underwriting fees payable to Arch under our services agreements and other direct expenses that relate to our contracts and policies and are presented net of commissions received from reinsurance we purchase. We amortize deferred acquisition expenses over the related contract term in the same proportion that the premiums are earned. Our acquisition expenses may also include profit commissions paid to our sources of business in the event of favorable underwriting experience.

Investment-related expenses primarily consist of management and performance fees we pay to our investment managers, HPS and AIM, as well as interest and other expenses on borrowings from our credit facilities when used to finance a portion of our investments. We pay a management fee to HPS on a quarterly basis equal to 1.5% of net assets under management. In addition, on an annual basis, HPS receives a performance fee equal to 15% of the income generated on the non-investment grade portfolio. We also pay AIM monthly asset management fees related to the assets it manages for us. We include the HPS base management fee, the AIM asset management fees and interest and other expenses on borrowings in net interest income in our consolidated statement of income. The HPS performance fee, if applicable, is shown on a separate line in our consolidated statement of income. For more information regarding the calculation of these fees, see “Certain relationships and related party transactions—Agreements with HPS—Investment management agreements with HPS” and “Certain relationships and related party transactions—Agreements with Arch—Investment management agreements.”

General and administrative expenses consist of salaries and benefits and related costs, legal and accounting fees, travel and client entertainment, fees relating to our letter of credit facilities, information technology, occupancy, the cost of employees made available to us by Arch under the services agreements, and other general operating expenses.

Reportable segment

We have one reportable segment for financial reporting purposes, which we refer to as our underwriting segment. We also have a corporate function that includes our investment results and certain operating expenses related to corporate activities. Our underwriting segment consists of our insurance and reinsurance lines of business, which are comprised of specialty products on a worldwide basis.

Consolidated results—for years ended December 31, 2016, 2015 and 2014

The following table summarizes our results of operations for the years ended December 31, 2016, 2015 and 2014:

($ in thousands)	Year Ended December 31,
	2016	% Change	2015	% Change	2014

Gross premiums written	$535,094	9.4%	$488,899	69.4%	$288,627
Gross premiums ceded	(21,306)		(22,940)		(14,171)

Net premiums written	513,788	10.3%	465,959	69.8%	274,456

Net premiums earned	467,970	17.6%	397,852	284.5%	103,477
Loss and loss adjustment expenses	(321,581)		(277,659)		(70,173)
Acquisition expenses(1)	(136,733)		(116,441)		(30,116)
General and administrative expenses	(17,956)		(11,929)		(8,597)

Underwriting income (loss)	(8,300)	1.5%	(8,177)	51.2%	(5,409)
Other underwriting income (loss)	3,746		4,468		—
Net interest income(2)	89,818		72,858		18,249
Realized and unrealized gain (loss) on investments	80,643		(81,337)		(27,630)
Investment performance fees	(24,065)		—		—

Net investment income (loss)	146,396		(8,479)		(9,381)
Net foreign exchange gains (losses)	4,893		(1,877)		(1,752)
Income tax expense	(1)		—		—

Net income (loss) before preferred dividends	146,734		(14,065)		(16,542)
Preferred dividends	(19,634)		(19,633)		(14,727)

Net income (loss) available to common shareholders	$127,100	(477.2)%	$(33,698)	7.8%	$(31,269)

Net interest income return on average net invested assets(2)	6.2%		6.1%		3.2%
Net investment income return on average net invested assets(2)	10.1%		(0.7)%		(1.6)%

		% Point Change		% Point Change

Loss ratio	68.7%	(1.1)%	69.8%	2.0%	67.8%
Acquisition expense ratio	29.2%	(0.1)%	29.3%	0.2%	29.1%
General & administrative expense ratio	3.8%	0.8%	3.0%	(5.3)%	8.3%

Combined ratio	101.7%	(0.4)%	102.1%	(3.2)%	105.2%

Adjusted underwriting income (loss)(3)	$(1,624)		$(2,418)		$(3,080)

Adjusted combined ratio(3)	100.4%	(0.1)%	100.5%	(2.5)%	103.0%

Return on average equity	14.2%		(4.0)%		(3.6)%

(1)

General and administrative expenses include certain start-up costs. Refer to “—Reconciliation of non-U.S. GAAP financial measures—Reconciliation of the adjusted combined ratio,” for a discussion of these start-up costs.

(2)

Our 2014 net interest income on average net invested assets and net investment income return on average net invested assets are calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net interest income return and net investment loss represent approximately nine months of investment results.

(3)

Adjusted underwriting income (loss) and the adjusted combined ratio are non-U.S. GAAP financial measures. Refer to “—Reconciliation of non-U.S. GAAP financial measures” for a reconciliation of adjusted underwriting income (loss) to net income (loss) available to common shareholders in accordance with U.S. GAAP and a reconciliation of our adjusted combined ratio to our combined ratio.

2016 versus 2015:  Net income available to common shareholders was $127.1 million for the year ended December 31, 2016 compared to a net loss of $33.7 million for the year ended December 31, 2015, an increase of $160.8 million. The increase in net income was primarily driven by strong investment results, largely attributable to a recovery of the fair value of our investments from 2015’s unrealized loss position. This was offset in part by an underwriting loss of $8.3 million, inclusive of $2.9 million in non-recurring start-up costs.

2015 versus 2014:  For the year ended December 31, 2015, our net loss was $33.7 million compared to a net loss of $31.3 million for the year ended December 31, 2014, a change of $2.4 million, or 7.8%. Net investment loss and underwriting loss were roughly flat year over year.

Premiums

Our underwriting segment consists of our insurance and reinsurance lines of business which are comprised of specialty products on a worldwide basis. Product lines include:

•

Casualty reinsurance:  coverage provided to ceding company clients on third-party liability and workers’ compensation exposures, primarily on a treaty basis. Business written includes coverages such as: executive assurance, medical malpractice liability, other professional liability, workers’ compensation, excess and umbrella liability and excess auto liability.

•

Other specialty reinsurance:  coverage provided to ceding company clients for personal and commercial auto (other than excess auto liability), mortgage, surety, accident and health, workers’ compensation catastrophe, agriculture, marine and aviation.

•

Property catastrophe reinsurance:  protects ceding company clients for most catastrophic losses that are covered in the underlying policies. Perils covered may include hurricane, earthquake, flood, tornado, hail and fire, and coverage for other perils on a case-by-case basis. Property catastrophe reinsurance provides coverage on an excess of loss basis when aggregate losses and loss adjustment expense from a single occurrence of a covered peril exceed the retention specified in the contract.

•

Insurance programs and coinsurance:  targeting program managers and/or coinsurers with unique expertise and niche products offering primary and excess general liability, umbrella liability, professional liability, workers’ compensation, personal and commercial automobile, inland marine and property business with minimal catastrophe exposure.

Gross premiums written

Gross premiums written for the years ended December 31, 2016, 2015 and 2014 were as follows:

($ in thousands)	Year Ended December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%

Casualty reinsurance	$315,578	59.0%	$325,323	66.5%	$181,479	62.9%
Other specialty reinsurance	140,953	26.3%	138,695	28.4%	97,592	33.8%
Property catastrophe reinsurance	11,756	2.2%	12,716	2.6%	9,556	3.3%
Insurance programs and coinsurance	66,807	12.5%	12,165	2.5%	—	—%

Total	$535,094	100.0%	$488,899	100.0%	$288,627	100.0%

2016 versus 2015:  Our gross premiums written were $535.1 million for the year ended December 31, 2016 compared to $488.9 million for the year ended December 31, 2015, an increase of $46.2 million, or 9.4%. Our 2016 premium growth was due to the continued expansion of our U.S. and European insurance programs and coinsurance while our reinsurance portfolio remained stable. During 2016, WICE grew its insurance gross premiums written by $45.4 million to $57.5 million. In addition, WSIC commenced operations in April 2016 and wrote $9.3 million of insurance program business during the year.

2015 versus 2014:  For the year ended December 31, 2015, gross premiums written were $488.9 million compared to $288.6 million for the year ended December 31, 2014, an increase of $200.3 million, or 69.4%. The premium growth in 2015 was due to the continued expansion of our reinsurance underwriting activities, the inception of our European insurance operations and having a full year of operations in 2015 versus nine months in 2014.

Premiums ceded

Premiums ceded were $21.3 million, or 4.0% of gross premiums written in 2016, compared to $22.9 million, or 4.7%, in 2015 and $14.2 million, or 4.9%, in 2014. Premiums ceded primarily related to Watford Re’s outward quota share retrocession agreement with Arch covering our directly assumed reinsurance business. See “Related party transactions—Agreements with Arch—Reinsurance and retrocession agreements—Outward quota share retrocession and reinsurance agreements.”

Net premiums written

Net premiums written for the years ended December 31, 2016, 2015 and 2014 were as follows:

($ in thousands)	Year Ended December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%

Casualty reinsurance	$313,600	61.0%	$320,620	68.8%	$179,054	65.2%
Other specialty reinsurance	132,816	25.9%	122,703	26.3%	86,122	31.4%
Property catastrophe reinsurance	11,463	2.2%	12,440	2.7%	9,280	3.4%
Insurance programs and coinsurance	55,909	10.9%	10,196	2.2%	—	—%

Total	$513,788	100.0%	$465,959	100.0%	$274,456	100.0%

2016 versus 2015:  Net premiums written increased to $513.8 million for 2016 from $466.0 million for 2015, an increase of $47.8 million, or 10.3%. Our 2016 premium growth was due to the continued expansion of our U.S. and European insurance programs and coinsurance while our reinsurance portfolio remained stable. During 2016, WICE grew its gross written premiums by $45.4 million to $57.5 million and commensurately grew its net insurance premiums by $40.0 million to $50.2 million. In addition, WSIC commenced operations in April 2016 and wrote gross written premiums of $9.3 million, and net written premiums of $5.7 million, after cessions to Arch of $3.6 million, of insurance program business during the year.

2015 versus 2014:  Net premiums written increased to $466.0 million for 2015 from $274.5 million for 2014, an increase of $191.5 million, or 69.8%. The premium growth in 2015 was due to the continued expansion of our reinsurance underwriting activities, the inception of our European insurance operations and having a full year of operations in 2015 versus nine months in 2014.

Net premiums earned

Net premiums earned for the years ended December 31, 2016, 2015 and 2014 were as follows:

($ in thousands)	Year Ended December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%

Casualty reinsurance	$305,678	65.3%	$275,708	69.3%	$72,394	70.0%
Other specialty reinsurance	116,526	24.9%	107,808	27.1%	25,968	25.1%
Property catastrophe reinsurance	11,421	2.4%	12,540	3.2%	5,115	4.9%
Insurance programs and coinsurance	34,345	7.4%	1,796	0.5%	—	—%

Total	$467,970	100.0%	$397,852	100.0%	$103,477	100.0%

2016 versus 2015:  Net premiums earned were $468.0 million for the year ended December 31, 2016, an increase of $70.1 million, or 17.6%, over the prior year. The growth in the 2016 earned premium was due to the aggregate effect of earned premium recognition relating to premiums written in both 2016 and prior periods, as well as the growth of the WICE and WSIC platforms.

2015 versus 2014:  Net premiums earned were $397.9 million for the year ended December 31, 2015, an increase of $294.4 million, or 284.5%, over the prior year. The growth in the 2015 earned premium was due to the aggregate effect of earned premium recognition relating to premiums written in both 2015 and 2014.

Loss ratio

The following table shows the components of our loss and loss adjustment expenses for the years ended December 31, 2016, 2015 and 2014:

($ in thousands)	Year Ended December 31,
	2016		2015		2014
	Loss and Loss Adjustment Expenses	% of Earned Premiums	Loss and Loss Adjustment Expenses	% of Earned Premiums	Loss and Loss Adjustment Expenses	% of Earned Premiums

Current year	318,523	68.1%	278,414	70.0%	70,173	67.8%
Prior year development (favorable)/adverse	3,058	0.7%	(755)	(0.2)%	—	—%

Loss and loss adjustment expenses	$321,581	68.7%	$277,659	69.8%	$70,173	67.8%

2016 versus 2015:  Our loss ratio was 68.7% for the year ended December 31, 2016 compared to 69.8% for the year ended December 31, 2015. The 2016 loss ratio reflected changes in the line of business earned premium composition compared to 2015, and a net increase of $3.1 million in loss reserves related to prior periods.

2015 versus 2014:  For the year ended December 31, 2015 our loss ratio was 69.8% compared to 67.8% for the year ended December 31, 2014. The 2015 loss ratio reflected changes in the line of business earned premium composition compared to 2014.

Acquisition expense ratio

2016 versus 2015:  Our acquisition expense ratio was 29.2% for the year ended December 31, 2016, approximately level with the prior year’s acquisition expense ratio of 29.3%.

2015 versus 2014:  For the year ended December 31, 2015 our acquisition expense ratio was 29.3%, approximately level with the prior year’s acquisition expense ratio of 29.1%.

General and administrative expense ratio

2016 versus 2015:  Our general and administrative expense ratio was 3.8% for the year ended December 31, 2016, compared to 3.0% for the year ended December 31, 2015. The increase in the general and administrative expense ratio was driven by start-up expenses and additional employee expenses resulting from the growth and expansion of our U.S. and European insurance programs and coinsurance line.

2015 versus 2014:  For the year ended December 31, 2015, our general and administrative expense ratio was 3.0%, compared to 8.3% for the year ended December 31, 2014. The general and administrative expense ratio in 2014 was impacted by start-up expenses associated with the inception of our operations. These expenses were matched against partial year premium earnings resulting in a comparatively higher ratio, which is not unusual for the first year of operations.

Combined ratio

2016 versus 2015:  For the year ended December 31, 2016, our combined ratio was 101.7%, compared to 102.1% for the year ended December 31, 2015. In 2016, the 1.1 point reduction in the loss ratio was partially offset by the 0.8 point increase in the general and administrative expense ratio versus the prior period, as described above.

2015 versus 2014:  For the year ended December 31, 2015, our combined ratio was 102.1%, compared to 105.2% for the year ended December 31, 2014. In 2015, the 5.3 point reduction in the general and administrative expense ratio was partially offset by the 2.0 point increase in the loss ratio versus the prior period, as described above.

Investing results

The following table summarizes the components of total investment income:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Interest and dividend income	$122,378	$94,619	$27,301
Investment management fees	(19,554)	(17,405)	(9,052)
Other investment expenses	(13,006)	(4,356)	—

Net interest income(1)	89,818	72,858	18,249
Net unrealized gains (losses)	105,126	(83,090)	(22,280)
Net realized gains (losses)	(24,483)	1,753	(5,350)
Investment performance fees	(24,065)	—	—

Net investment income (loss)(1)	$146,396	$(8,479)	$(9,381)
Opening net invested assets	1,247,453	1,143,632	—
Closing net invested assets	1,664,688	1,247,453	1,143,632

Average net invested assets(2)	1,456,071	1,195,543	571,816
Net interest income return on average net invested assets(1)	6.2%	6.1%	3.2%
Net investment income return on average net invested assets(1)	10.1%	(0.7)%	(1.6)%

(1)

Our 2014 net interest income return on average net invested assets and net investment income return on average net invested assets are calculated based on the capital contribution received in connection with our initial funding in March 2014. Our 2014 net interest income and net investment loss represent approximately nine months of investment results.

(2)	Average net invested assets are the average of total investments less revolving credit agreement borrowings over the reporting period.

2016 versus 2015:  Net investment income was $146.4 million for the year ended December 31, 2016 compared to a net investment loss of $8.5 million for the year ended December 31, 2015, an increase of $154.9 million. The 2016 net investment income return on average net invested assets was 10.1% as compared to (0.7)% for the prior year. During the course of 2016, high yield bond credit spreads narrowed significantly resulting in a substantial improvement in our unrealized gain (loss) position. In addition, 2016 net interest income benefited from an increase in the average net invested asset base. The net interest income return in 2016 was 6.2%, which was relatively unchanged from the prior period. The 2016 investment income gains noted above were partially offset by $24.5 million of realized losses and $24.1 million in performance fees payable.

2015 versus 2014:  Net investment loss was $8.5 million for the year ended December 31, 2015 and $9.4 million for the year ended December 31, 2014. The 2015 net investment income return on average net invested assets was (0.7)% as compared to (1.6)% for the prior period. While the net investment result between 2015 and 2014 was similar, 2015 generated greater interest income as the capital we raised in our initial funding in March 2014 was more fully deployed. However, the net interest income was offset by increases in net unrealized investment losses and an increase in investment management fees versus 2014. The net interest income return in 2015 was 6.1% for the year ended December 31, 2015 versus 3.2% for the year ended December 31, 2014. The full amount of capital we raised in our initial funding in March 2014 was not immediately deployed, but was invested opportunistically throughout the course of 2014 and 2015.

Growth in basic and diluted book value per share

2016 versus 2015:  Basic and diluted book value per common share was $42.21 at December 31, 2016, a 15.3% increase from $36.61 per share as of December 31, 2015. The growth in book value per share was driven by $146.4 million in net investment income offset in part by an underwriting loss of $8.3 million, as described above. The 2016 underwriting loss was inclusive of $2.9 million in non-recurring expenses relating to the establishment of our U.S. and European insurance platforms.

2015 versus 2014:  Basic and diluted book value per common share was $36.61 at December 31, 2015, a 3.9% decrease from $38.11 per share as of December 31, 2014. The 2015 reduction in book value per share was the result of a net investment loss of $8.5 million and an underwriting loss of $8.2 million during the period. The 2015 investment result was inclusive of $83.1 million of unrealized loss due to mark-to-market changes in the value of our investment portfolios. The 2015 underwriting loss was inclusive of $1.3 million in non-recurring expenses relating to the establishment of our U.S. and European insurance platforms.

Return on average equity

2016 versus 2015:  Our return on average equity was 14.2% for the year ended December 31, 2016, compared to (4.0)% for the year ended December 31, 2015. The increase was driven by net investment income of $146.4 million, offset in part by an underwriting loss of $8.3 million.

2015 versus 2014:  Our return on average equity was (4.0)% for the year ended December 31, 2015, compared to (3.6)% for the year ended December 31, 2014. This reduction was the result of a net investment loss of $8.5 million and an underwriting loss of $8.2 million during the period.

Reconciliation of non-U.S. GAAP financial measures

Adjusted underwriting income (loss) and the adjusted combined ratio are non-U.S. GAAP financial measures. Adjusted underwriting income (loss) is useful in evaluating our underwriting performance, without regard to net investment income (losses) and the start-up costs related to our commencement of operations in 2014 and the establishment of our European and U.S. insurance platforms in 2015 and 2016. We define underwriting income (loss) as net premiums earned, less loss and loss adjustment expenses, acquisition expenses and general and administrative expenses, and we define adjusted underwriting income (loss) as underwriting income (loss) plus other underwriting income (loss) less start-up costs. Our adjusted combined ratio is a key indicator of our profitability, without regard to the start-up costs related to our commencement of operations in 2014 and the establishment of our European and U.S. insurance platforms in 2015 and 2016. We calculate the adjusted combined ratio by dividing the sum of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses less start-up costs by the sum of net premiums earned and other underwriting income (loss).

We use adjusted underwriting income (loss) and the adjusted combined ratio as internal performance measures in the management of our operations because we believe they give us and users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted underwriting (income) loss should not be viewed as a substitute for net income (loss) calculated in accordance with U.S. GAAP, and our adjusted combined ratio should not be viewed as a substitute for our combined ratio. Furthermore, other companies may define these measures differently.

Reconciliation of adjusted underwriting income (loss)

Adjusted underwriting income (loss) reconciles to net income (loss) available to common shareholders for the years ending December 31, 2016, 2015, and 2014 as follows:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Net income (loss) available to common shareholders	$127,100	$(33,698)	$(31,269)
Preferred dividends	19,634	19,633	14,727

Net income (loss) before dividends	146,734	(14,065)	(16,542)
Income tax expense	1	—	—
Net foreign exchange (gains) losses	(4,893)	1,877	1,752
Net investment (income) loss	(146,396)	8,479	9,381
Start-up costs	2,930	1,291	2,329

Adjusted underwriting income (loss)	$(1,624)	$(2,418)	$(3,080)

Reconciliation of the adjusted combined ratio

The adjusted combined ratio reconciles to the combined ratio for the years ending December 31, 2016, 2015 and 2014 as follows:

($ in thousands)	Year Ended December 31,
	2016			2015			2014
	Amount	Adjustment	As Adjusted	Amount	Adjustment	As Adjusted	Amount	Adjustment	As Adjusted

Losses and loss adjustment expenses	$321,581	$—	$321,581	$277,659	$—	$277,659	$70,173	$—	$70,173
Acquisition expenses	136,733	—	136,733	116,441	—	116,441	30,116	$—	30,116
General & admin. Expenses(1)	17,956	(2,930)	15,026	11,929	(1,291)	10,638	8,597	$(2,329)	6,268
Net earned premium	467,970	3,746	471,716	397,852	4,468	402,320	103,477	$—	103,477
Loss ratio	68.7%			69.8%			67.8%
Acquisition expense ratio	29.2%			29.3%			29.1%
General & admin. expense ratio(1)	3.8%			3.0%			8.3%

Combined ratio	101.7%			102.1%			105.2%
Adjusted loss ratio			68.2%			69.0%			67.8%
Adjusted acquisition expense ratio			29.0%			28.9%			29.1%
Adjusted general & admin. expense ratio			3.2%			2.6%			6.1%

Adjusted combined ratio			100.4%			100.5%			103.0%

(1)	Adjustments include start-up costs, which are deducted from general and administrative expenses, and other underwriting income (loss), which is added to net earned premiums.

Critical accounting policies, estimates and recent accounting pronouncements

The preparation of consolidated financial statements in accordance with GAAP requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, insurance and other reserves, reinsurance recoverable, and fair value measurements. We base our estimates on historical experience, where possible, and on various other assumptions that we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and judgments for a relatively new company, like us, are even more difficult to make than those made in a mature company since we have compiled relatively limited historical information through December 31, 2016. Actual results will differ from these estimates and such differences may be material. We believe that the following critical accounting policies affect significant estimates used in the preparation of our consolidated financial statements.

Reserves for losses and loss adjustment expenses

We are required by applicable insurance laws and regulations and GAAP to establish reserves for losses and loss adjustment expenses (“loss reserves”) that arise from the business we underwrite. Loss reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured or reinsured events which have occurred at or before the balance sheet date. Loss reserves do not reflect contingency reserve allowances to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

See Note 7, “Short duration contracts” to our consolidated financial statements for additional information on our reserving process.

At December 31, 2016, 2015 and 2014, our loss reserves, net of unpaid losses and loss adjustment expenses recoverable from reinsurers by type were as follows:

($ in thousands)	December 31,
	2016	2015	2014

Case Reserves	135,426	70,074	12,010
IBNR Reserves	353,865	209,352	51,613

Total net reserves	$489,291	$279,426	$63,623

At December 31, 2016, 2015, and 2014, the loss reserves by major line of business, net of unpaid losses and loss adjustment expenses recoverable, were as follows:

($ in thousands)	December 31,
	2016	2015	2014

Casualty reinsurance	381,535	219,948	48,837
Other specialty reinsurance	81,155	54,210	13,173
Property catastrophe reinsurance	7,050	5,268	1,613
Insurance programs and coinsurance	19,551	—	—

Total net reserves	$489,291	$279,426	$63,623

Ceded reinsurance

In the normal course of business, our insurance subsidiaries may cede premium on a quota share or excess of loss basis through treaty or facultative reinsurance agreements. Our reinsurance subsidiary may also obtain reinsurance whereby another reinsurer contractually agrees to indemnify us for the ceded portion of certain reinsurance risks we had assumed. Such arrangements, where one reinsurer provides reinsurance to another reinsurer, are usually referred to as “retrocessional reinsurance” arrangements. Such arrangements reduce the effect of individual or aggregate losses to the ceding company. In our case, we also cede business to Arch, as an alignment of interest mechanism. Reinsurance recoverable are recorded as assets, predicated on the reinsurers’ ability to meet their obligations under the reinsurance agreements. If the reinsurers are unable to satisfy their obligations under the agreements, our insurance or reinsurance operations would be liable for such defaulted amounts.

We have historically reinsured a portion of our exposures, paying to reinsurers a part of the premiums received on the policies we write. On a consolidated basis, ceded premiums written represented 4.0%, 4.7% and 4.9% of gross premiums written for the years ended December 31, 2016, 2015 and 2014, respectively. We monitor the financial condition of our reinsurers and attempt to place coverages only with substantial, financially sound carriers. If the financial condition of our reinsurers or retrocessionaires deteriorates, resulting in an impairment of their ability to make payments, we will provide for probable losses resulting from our inability to collect amounts due from such parties, as appropriate. We evaluate the credit worthiness of all the reinsurers to which we cede business. If our analysis indicates that there is significant uncertainty regarding our ability to collect amounts due from reinsurers, managing general agents, brokers and other clients, we will record a provision for doubtful accounts. See “Risk factors—Risks related to our company—We are exposed to credit risk related to our cedants and policyholders in certain of our underwriting operations.”

The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control. Although we believe that our underwriting operations have been successful in obtaining adequate reinsurance and retrocessional protection, it is not certain that they will be able to continue to obtain adequate protection at cost effective levels. As a result of such market conditions and other factors, our underwriting operations may not be able to successfully mitigate risk through reinsurance and retrocessional arrangements and may lead to increased volatility in our results of operations in future periods. See “Risk factors—Risks related to our insurance and reinsurance business—The availability of reinsurance and retrocessional coverage may be limited and counterparty credit and other risks associated with our reinsurance arrangements may result in losses which could adversely affect our financial condition and results of operations.”

Premium revenues and related expenses

Premiums written include amounts reported by brokers, ceding companies, program administrators and coinsurers supplemented by our own estimates of premiums where reports have not been received. Premiums written include estimates; such premium estimates are derived from multiple sources which include the historical experience of the underlying business, similar business and available industry information. The determination of premium estimates requires a review of our experience with ceding companies, familiarity with each market, the timing of the reported information, an analysis and understanding of the characteristics of each line of business, and management’s judgment of the impact of various factors, including premium or loss trends, on the volume of business written and ceded to us. On an ongoing basis, our underwriters review the amounts reported by these third parties for reasonableness based on their experience and knowledge of the subject class of business, taking into account our historical experience with the brokers or ceding companies. In addition, reinsurance contracts under which we assume business generally contain specific provisions which allow us to perform audits of the ceding company to ensure compliance with the terms and conditions of the contract, including accurate and timely reporting of information. Based on a review of all available information, management establishes premium estimates where reports have not been received. Premium estimates are updated when new information is received and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined. Premiums written are recorded based on the type of contracts we write. Insurance premiums written are generally recorded at the policy inception. Premiums on our excess of loss and pro rata reinsurance contracts are estimated when the business is underwritten. For excess of loss contracts, premiums are recorded as written based on the terms of the contract. Estimates of premiums written under pro rata contracts are recorded in the period in which the underlying risks incept and are based on information provided by the brokers and the ceding companies.

For multi-year reinsurance treaties which are payable in annual installments, generally, only the initial annual installment is included as premiums written at policy inception due to the ability of the reinsured to commute or cancel coverage during the term of the policy. The remaining annual installments are included as premiums written at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognized at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. Reinstatement premiums, if obligatory, are fully earned when recognized. The accrual of reinstatement premiums is based on an estimate of losses and loss adjustment expenses, which reflects management’s judgment, as described above in “—Reserves for losses and loss adjustment expenses.”

A significant portion of amounts included as premiums receivable, which represent estimated premiums written, net of commissions, are not currently due based on the terms of the underlying contracts. Based on currently available information, management believes that the premium estimates included in premiums receivable will be collectible and, therefore, no provision for doubtful accounts has been recorded on the premium estimates at December 31, 2016.

Reinsurance premiums assumed, irrespective of the class of business, are generally earned on a pro rata basis over the terms of the underlying policies or reinsurance contracts. Contracts and policies written on a “losses occurring” basis cover claims that may occur during the term of the contract or policy, which is typically 12 months. Accordingly, the premium is earned evenly over the term. Contracts which are written on a “risks attaching” basis cover claims which attach to the underlying insurance policies written during the terms of such contracts. Premiums earned on such contracts usually extend beyond the original term of the reinsurance contract, typically resulting in recognition of premiums earned over a 24-month period. Insurance premiums are primarily earned on a pro rata basis over the terms of the policies, generally 12 months.

Certain of our contracts include provisions that adjust premiums or acquisition expenses based upon the experience under the contracts. Premiums written and earned, as well as related acquisition expenses are recorded based upon the projected experience under such contracts.

Retroactive reinsurance reimburses a ceding company for liabilities incurred as a result of past insurable events covered by the underlying policies reinsured. In certain instances, reinsurance contracts cover losses both on a prospective basis and on a retroactive basis and, accordingly, we bifurcate the prospective and retrospective elements of these reinsurance contracts and account for each element separately. Underwriting income generated in connection with retroactive reinsurance contracts is deferred and amortized into income over the settlement period while losses are charged to income immediately. Subsequent changes in estimated or actual cash flows under such retroactive reinsurance contracts are accounted for by adjusting the previously deferred amount to the balance that would have existed had the revised estimate been available at the inception of the reinsurance transaction, with a corresponding charge or credit to income.

Unearned premiums represent the portion of premiums written that is related to the estimated unexpired risk under the policy or contract, as applicable. A portion of premium payments may be refundable if the insured cancels coverage. Premium refunds reduce premiums earned in the consolidated statements of income. Generally, only unearned premiums are refundable.

Acquisition expenses and other expenses related to our underwriting operations that vary with, and are directly related to, the successful acquisition or renewal of business are deferred and amortized over the period in which the premiums are earned. Deferred acquisition costs are carried at their estimated realizable value and take into account anticipated losses and loss adjustment expenses, based on historical and current experience, and anticipated investment income.

In regard to unexpired policies and contracts, a premium deficiency occurs if the sum of anticipated losses and loss adjustment expenses and unamortized acquisition costs exceed unearned premiums and anticipated investment income. A premium deficiency reserve is recorded by charging any unamortized acquisition costs to expenses to the extent required in order to eliminate the deficiency. If the premium deficiency exceeds unamortized acquisition costs then a liability is accrued for the excess deficiency.

No premium deficiency reserves were recorded by us during 2016, 2015 or 2014.

Fair value measurements

Accounting guidance regarding fair value measurements addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP and provides a common definition of fair value to be used throughout GAAP. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants at the measurement date. In addition, it establishes a three-level valuation hierarchy for the disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The level in the hierarchy within which a given fair value measurement falls is determined based on the lowest level input that is significant to the measurement (Level 1 being the highest priority and Level 3 being the lowest priority).

The determination of the existence of an active market for our investment assets is based on whether transactions for the financial instrument occur in such market with sufficient frequency and volume to provide reliable pricing information.

The independent pricing services we engage obtain market quotations and actual transaction prices for securities that have quoted prices in active markets. Each source has its own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of “matrix pricing” in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair value. In addition, pricing vendors use model processes, such as an option-adjusted spread model, to develop prepayment and interest rate scenarios. In certain circumstances, when fair values are unavailable from these independent pricing sources, quotes are obtained directly from broker-dealers who are active in the corresponding markets. When quoted prices are unavailable we use the best available pricing information, which in some cases, particularly for non-standard instruments, will be a modeled valuation provided by HPS. In such cases, HPS uses quantitative and qualitative assessments such as internally modeled values. The modeled values are based on comparisons to peer security and industry-specific market data. Any such valuations supplied by HPS are reviewed for reasonableness by our management.

We review our securities measured at fair value and discuss the proper classification of such investments with investment managers and others. See Note 9, “Fair value” to our consolidated financial statements for a summary of our financial assets and liabilities measured at fair value at December 31, 2016 by valuation hierarchy.

Recent accounting pronouncements

See Note 3(m), “Significant accounting policies—Recent accounting pronouncements” to our consolidated financial statements.

Financial condition, liquidity and capital resources

General

We are a holding company whose assets primarily consist of the shares in our subsidiaries. Generally, we depend on our available cash resources, dividends or other distributions from subsidiaries to make payments, including the payment of dividends on our preference shares and operating expenses we may incur. During the year ended December 31, 2016, we received dividends of $19.3 million from Watford Re, our Bermuda operating subsidiary.

The ability of our regulated operating subsidiaries to pay dividends or make distributions is dependent on their ability to meet applicable regulatory standards. Under Bermuda law, Watford Re is required to maintain an enhanced capital requirement, or ECR, which must equal or exceed its minimum solvency margin (in other words, the amount by which the value of its general business assets must exceed its general business liabilities). Watford Re is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities for general business. Watford Re is prohibited from declaring or paying any dividends during any financial year if it is not in compliance with each of its ECR, minimum solvency margin and minimum liquidity ratio. In any financial year Watford Re is prohibited from declaring or paying dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files, at least seven days before payment of such dividends, with the Bermuda Monetary Authority, or BMA, an affidavit attesting that a dividend would not cause the company to fail to meet its relevant margins. At December 31, 2016, as determined under Bermuda law, Watford Re had statutory capital and surplus of $1.1 billion and Watford Re was in compliance with its ECR, minimum solvency margin and minimum liquidity ratio. Accordingly, Watford Re would be permitted to pay dividends of up to $291.1 million to us during 2017 without the requirement of filing such an affidavit with the BMA. In addition, Watford Re is prohibited, without prior approval of the BMA, from reducing by 15% or more its total statutory capital, as set out in its previous year’s statutory financial statements.

Our U.S. and Gibraltar insurance subsidiaries are subject to similar insurance laws and regulations in the jurisdictions in which they operate. The ability of these insurance subsidiaries to pay dividends or make distributions is also dependent on their ability to meet applicable regulatory standards.

Furthermore, the ability of our operating subsidiaries to pay dividends to us and to intermediate subsidiaries owned by us could be constrained by our dependence on financial strength ratings from independent rating agencies. Our ratings from these agencies depend to a large extent on the capitalization levels of our operating subsidiaries. We believe that we have sufficient cash resources and available dividend capacity to pay required dividends on our preference shares, service our indebtedness and satisfy other current outstanding obligations.

Financial condition

Shareholders’ equity

2016 versus 2015:  As of December 31, 2016, total shareholders’ equity was $957.4 million, a 15.3% increase from $830.3 million as of December 31, 2015. The growth in shareholders’ equity was driven by $146.4 million in net investment income offset in part by an underwriting loss of $8.3 million. The 2016 underwriting loss was inclusive of $2.9 million in non-recurring expenses relating to the establishment of our U.S. and European insurance platforms.

2015 versus 2014:  As of December 31, 2015, total shareholders’ equity was $830.3 million, a 3.9% decrease from $864.3 million as of December 31, 2014. The 2015 reduction in shareholders’ equity was the result of a net investment loss of $8.5 million and an underwriting loss of $8.2 million. The 2015 investment result was inclusive of $83.1 million of unrealized loss due to mark-to-market changes in the value of our investment portfolios. The 2015 underwriting loss was inclusive of $1.3 million in non-recurring expenses relating to the establishment of our U.S. and European insurance platforms.

Investment portfolios

The table below summarizes the credit quality of our total investments as of December 31, 2016, 2015 and 2014, as rated by Standard & Poor’s Financial Services, LLC, or Standard & Poor’s, Moody’s Investors Service, or Moody’s, or Fitch Ratings Inc., or Fitch, as applicable:

($ in thousands)	December 31,
	2016		2015		2014
	Fair Value(1)	% of Total	Fair Value(1)	% of Total	Fair Value(1)	% of Total

U.S. government and government agencies	$196,942	10.2%	$114	—%	$—	—%
A+ and above	26,037	1.4%	—	—%	—	—%
A	2,692	0.1%	—	—%	—	—%
A-	109,860	5.7%	—	—%	—	—%
BBB+	263,215	13.7%	351,547	20.9%	270,359	22.6%
BBB	—	—%	19,516	1.2%	—	—%
BBB-	27,250	1.4%	—	—%	—	—%
BB+	11,571	0.6%	—	—%	9,538	0.8%
BB	74,086	3.9%	13,698	0.8%	33,883	2.8%
BB-	90,551	4.7%	140,179	8.3%	99,440	8.3%
B+	103,313	5.4%	166,917	9.9%	135,763	11.4%
B	136,489	7.1%	268,784	16.0%	254,176	21.3%
B-	192,074	10.0%	254,413	15.1%	86,944	7.3%
CCC+ and below	499,161	26.0%	351,711	20.9%	192,251	16.1%
Not rated	190,308	9.9%	115,854	6.9%	113,676	9.4%

Total	$1,923,549	100.0%	$1,682,731	100.0%	$1,196,030	100.0%

(1)	For individual fixed maturity investments, Standard & Poor’s ratings are used. In the absence of a Standard & Poor’s rating, ratings from Moody’s are used, followed by ratings from Fitch.

The amortized cost and fair value of our total investments balance, summarized by contractual maturity as of December 31, 2016, 2015 and 2014, were as follows:

($ in thousands)	Amortized Cost	Fair Value	% of Fair Value

December 31, 2016
Due in one year or less	$447,137	$446,743	23.3%
Due after one year through five years	900,587	909,235	47.3%
Due after five years through ten years	543,407	533,666	27.8%
Due after ten years	1,260	1,266	0.1%
Asset-backed securities	31,547	30,324	1.5%

Total investments	$1,923,938	$1,921,234	100.0%

December 31, 2015
Due in one year or less	$356,216	$354,448	21.1%
Due after one year through five years	547,716	508,645	30.2%
Due after five years through ten years	856,548	790,666	47.0%
Due after ten years	5,188	3,528	0.2%
Asset-backed securities	28,966	25,444	1.5%

Total investments	$1,794,634	$1,682,731	100.0%

December 31, 2014
Due in one year or less	$278,963	$277,573	23.3%
Due after one year through five years	281,248	272,755	22.8%
Due after five years through ten years	629,632	613,719	51.3%
Due after ten years	8,619	7,660	0.6%
Asset-backed securities	25,269	24,322	2.0%

Total investments	$1,223,731	$1,196,030	100.0%

Actual maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Liquidity and capital resources

Cash flows

Our most significant source of cash is from premiums received from our insureds and reinsureds. Our underwriting operations provide liquidity in that premiums are received in advance, sometimes substantially in advance, of the time losses are paid. The period of time from the occurrence of a claim through the settlement of the resulting liability may extend many years into the future.

Our most significant cash outflow is for claim payments. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various fixed-income investments that earn interest. We also use cash to pay commissions to brokers, as well as to pay for ongoing operating expenses such as salaries, rent and taxes, and dividends on our contingently-redeemable preference shares. We have reinsurance agreements with Arch and others through which we cede a portion of our business. In purchasing reinsurance, we pay part of our premiums to reinsurers and collect cash back when our reinsurers reimburse us for losses subject to our reinsurance coverage.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period.

Sources of liquidity include cash flows from operations, financing arrangements, or routine sales of investments. The following table summarizes our cash flows from operating, investing, and financing activities for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014

Cash and cash equivalents provided by (used for):
Operating activities	$275,088	$302,556	$65,288
Investing activities	(105,997)	(556,837)	(1,208,515)
Financing activities	(195,647)	353,096	1,156,003
Effects of exchange rate changes on foreign currency cash	(7,101)	(1,720)	(1,321)
Change in cash and cash equivalents	$(33,657)	$97,095	$11,455

•

Cash provided by operating activities for the year ended December 31, 2016 decreased from the same period in 2015, due to increases in premiums receivable, funds held by reinsurers and claims payments, which were offset in part by a continued increase in our net premium volumes. Cash provided by operating activities for the year ended December 31, 2015 increased from 2014 due to an increase in premium volume and the timing of premium receipts, claim payments, and insurance and reinsurance balances.

•

Cash used for investing activities for the year ended December 31, 2016 was lower than in the same period for 2015. During 2016, as credit spreads narrowed, we used cash from operations to reduce borrowings in addition to funding our investment portfolios. For the year ended December 31, 2015, cash used for investing activities was lower than for 2014, primarily due to the investment in 2014 of a larger portion of the capital that was raised during our initial funding.

•

Cash used for financing activities for the year ended December 31, 2016 was driven by the repayment of borrowings previously used to purchase investments. Cash provided by financing activities for the year ended December 31, 2015 was related to the increase in revolving credit agreement borrowings used to purchase investments. Cash provided by financing activities for the year ended December 31, 2014 was from capital raised during our initial funding, which involved the issuance of our contingently redeemable preference shares and common shares.

Our investments in certain securities may be illiquid due to contractual provisions or investment market conditions. Changes in general economic conditions could have a material adverse effect on the value and liquidity of securities in our investment portfolios. If we require significant amounts of cash on short notice in excess of anticipated cash requirements, we may have difficulty selling these investments in a timely manner or may be forced to sell or otherwise liquidate them at unfavorable values.

The primary goals of our asset liability management process are to satisfy insurance liabilities and maintain sufficient liquidity to cover fluctuations in projected liability cash flows, including payment of dividends on our preference shares and other debt service obligations. We do not explicitly implement an exact cash flow match in each period. However the substantial degree by which the fair value of our investment portfolios exceeds the expected present value of the net underwriting liabilities, as well as the ongoing cash flow from premiums and contractual principal and interest payments received from our investment portfolios, provide assurance of our ability to fund the payment of claims and to service our other outstanding obligations without having to sell securities at distressed prices. We believe that, generally, the combination of premium receipts and the expected principal and interest payments produced by our predominantly fixed income investment portfolios will adequately fund future claim payments and other liabilities when due.

Capital resources

In addition to the common shares and contingently-redeemable preference shares we issued in our initial funding, we have arranged credit facilities to support our business operations. We believe that we hold sufficient capital to allow us to take advantage of market opportunities and to maintain our financial strength ratings, as well as to comply with all applicable statutory regulations.

We monitor our capital adequacy on a regular basis and will seek to adjust our capital base (up or down) according to the needs of our business. As part of our capital management program, we may seek to raise additional capital or may seek to return capital to our shareholders through share repurchases, cash dividends or other methods (or a combination of such methods). Any such determination will be at the discretion of our board of directors and will be dependent upon our profits, financial requirements and other factors, including legal restrictions, rating agency requirements and such other factors as our board of directors deems relevant. At the present time, we do not expect to repurchase common shares, declare or pay dividends on our common shares or otherwise return capital to our common shareholders for the foreseeable future.

The following table summarizes our consolidated capital position:

($ in thousands)	Year Ended December 31,
	2016		2015		2014
	Amount	% of Total Capital	Amount	% of Total Capital	Amount	% of Total Capital

Preferred shares	$220,253	18.7%	$219,882	20.9%	$219,512	20.3%
Shareholders’ equity	957,371	81.3%	830,348	79.1%	864,344	79.7%

Total capital	$1,177,624	100.0%	$1,050,230	100.0%	$1,083,856	100.0%

The future capital requirements of our business will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Our ability to underwrite is largely dependent upon the quality of our claims paying and financial strength ratings as evaluated by independent rating agencies. In particular, we require (1) sufficient capital to maintain our financial strength ratings, as issued by ratings agencies, at a level considered necessary by management to enable our key operating subsidiaries to compete; (2) sufficient capital to enable our underwriting subsidiaries to meet the capital adequacy tests mandated by regulatory agencies in Bermuda, the United States and other key markets; and (3) sufficient letter of credit and other credit facilities to enable Watford Re to post regulatory and commercially required letters of credit and other forms of collateral that are necessary for it to write business.

To the extent that our existing capital is insufficient to fund our future operating requirements or maintain such ratings, we may need to raise additional funds through financings or limit our growth. However, we can provide no assurance that, if needed, we would be able to obtain additional funds through financing on satisfactory terms or at all. Adverse developments in the financial markets, such as disruptions, uncertainty or volatility in the capital and credit markets, may result in realized and unrealized capital losses that could have a material adverse effect on our results of operations, financial position and our businesses, and may also limit our access to capital required to operate our business.

If we are not able to obtain adequate capital, our business, results of operations and financial condition could be adversely affected, which could include, among other things, the following possible outcomes: (1) potential downgrades in the financial strength ratings assigned by ratings agencies to our operating subsidiaries, which could place those operating subsidiaries at a competitive disadvantage compared to higher-rated competitors; (2) reductions in the amount of business that our operating subsidiaries are able to write in order to meet capital adequacy-based tests enforced by regulatory agencies; and (3) any resultant ratings downgrades could, among other things, affect our ability to write business and increase the cost of bank credit and letters of credit. In addition, under certain of the reinsurance agreements assumed by our reinsurance operations, upon the occurrence of a ratings downgrade or other specified triggering event with respect to our reinsurance operations, such as a reduction in surplus by specified amounts during specified periods, our ceding company clients may be provided with certain rights, including, among other things, the right to terminate the subject reinsurance agreement and/or to require that our reinsurance operations post additional collateral.

In addition to the capital provided by the sale of common shares and preference shares, we may depend on external sources of finance to support our underwriting activities, such as bank credit facilities providing loans and/or letters of credit. As noted above, additional equity or debt financing, if available at all, may be on terms that are unfavorable to us. In the case of equity financings, dilution to our shareholders could result, and, in any case, such securities might have rights, preferences and privileges that are senior to those of our outstanding securities.

Ratings

Watford Re, WICE, WIC, and WSIC each carry a financial strength rating of “A-” (Excellent) from A.M. Best. A.M. Best assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “F” (In Liquidation). “A-” (Excellent) is the fourth highest rating issued by A.M. Best. The “A-” (Excellent) rating is assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligation to policyholders and is not an evaluation directed at investors. See also “Risk factors—Risks related to our insurance and reinsurance business—A downgrade or withdrawal of our financial strength rating by insurance rating agencies could adversely affect the volume and quality of business presented to us and could negatively impact our relationships with clients and the sales of our products.”

The financial strength ratings assigned by A.M. Best have an impact on the ability of Watford Re to attract reinsurance clients, and also on the ability of our insurance subsidiaries to attract and retain program administrators, agents, brokers and insureds. The “A-” (Excellent) rating obtained by Watford Re, WICE, WIC, and WSIC is consistent with our business plan and allows us to actively pursue relationships with the types of cedants, program administrators, agents, brokers and insureds targeted in our marketing plan.

Underwriting, natural and man-made catastrophic events

We target a medium- to long-term, lower volatility underwriting portfolio with tightly-managed natural catastrophe exposure in order to reduce the likelihood that our capital and/or liquidity position would be adversely affected by a catastrophe event. We seek to limit our modeled net probable maximum loss, or PML, for property catastrophe exposures for each peak peril and peak zone from a modeled 1-in-250 year occurrence to no more than 10% of our total capital, which is less than most of our principal reinsurance competitors. As of December 31, 2016 our largest modeled peak peril and zone net occurrence PML was 3.2% of our total capital. Our conscious effort to limit our catastrophe exposure is designed to lower the volatility of our overall underwriting portfolio and to provide greater certainty as to future claims-related payout patterns and timing.

While we seek to limit our exposure to catastrophic events to a level with which we feel comfortable given the liquidity profile of our underwriting portfolio and investment portfolios, we do assume meaningful aggregate exposures to natural and man-made catastrophic events. Catastrophes can be caused by various events, including hurricanes, floods, windstorms, earthquakes, hailstorms, tornadoes, explosions, severe winter weather, fires, droughts and other natural disasters. Catastrophes can also cause losses in non-property business such as workers’ compensation or general liability. In addition to the general nature of the risks inherent in writing property business, we believe that economic and geographic trends affecting insured property, including inflation, property value appreciation and geographic concentration, tend to generally increase the size of losses from catastrophic events over time.

We monitor our exposure to catastrophic events, including earthquake and wind and periodically reevaluate the estimated PML for such exposures. Our estimated PML is determined through the use of modeling techniques, but such estimate does not represent our total potential loss for such exposures. Net PML estimates are net of expected reinsurance recoveries, before income tax and before excess reinsurance reinstatement premiums. Such modeled loss estimates are reflective of the zone indicated and not the entire portfolio. Since hurricanes and windstorms can affect more than one zone and make multiple landfalls, our loss estimates include clash estimates from other zones. Our loss estimates do not represent our maximum exposures and it is highly likely that our actual incurred losses would vary materially from the modeled estimates. There can be no assurances that we will not suffer pre-tax losses greater than 10% of total capital from one or more catastrophic events due to several factors, including the inherent uncertainties in estimating the frequency and severity of such events and the margin of error in making such determinations resulting from potential inaccuracies and inadequacies in the data provided by clients and brokers, the modeling techniques and the application of such techniques or as a result of a decision to change the percentage of shareholders’ equity exposed to a single catastrophic event. In addition, our actual losses may increase if our reinsurers fail to meet their obligations to us or the reinsurance protections purchased by us are exhausted or are otherwise unavailable. See “Risk factors—Risks related to our insurance and reinsurance business.” Depending on business opportunities and the mix of business that may comprise our underwriting portfolio, we may seek to adjust our self-imposed limitations on PML for catastrophe-exposed business.

Contractual obligations and commitments

Letter of credit and revolving credit facilities

On May 19, 2015, Watford Re renewed its letter of credit facility with Lloyds Bank Plc, New York Branch. Upon renewal we opted to reduce the amount of the Lloyds facility from $200.0 million to $100.0 million in order to align with projected usage and reduce fees. On May 19, 2016, the Lloyds facility was renewed through to May 19, 2017. We are currently in discussions to renew the Lloyds facility for an additional one-year term and do not anticipate any issues with maintaining the same or similar terms and conditions as our expiring facility. The principal purpose of the Lloyds facility is to issue, as required, evergreen standby letters of credit in favor of primary insurance or reinsurance counterparties with which we have entered into reinsurance arrangements to ensure that such counterparties are permitted to take credit for reinsurance obtained from us as required under insurance regulations in the United States. The amount of letters of credit issued is driven by, among other things, the timing and payment of catastrophe losses, loss development of existing reserves, the payment pattern of such reserves, the further expansion of our business and the loss experience of such business. When issued, the letters of credit are secured by certificates of deposit or cash. In addition, the Lloyds facility also requires the maintenance of certain covenants, with which we were in compliance at December 31, 2016, 2015 and 2014. At such dates, we had approximately $65.9 million, $65.6 million and $25.9 million, respectively, in outstanding letters of credit, which were secured by certificates of deposit. These collateral amounts are reflected as short-term investments in our consolidated balance sheets.

On June 2, 2015, Watford Re entered into an $800.0 million secured credit facility with Bank of America, N.A. through Watford Trust. Watford Re owns all of the beneficial interests of Watford Trust. The facility expires on June 2, 2018 and is backed by a portion of Watford Re’s non-investment grade portfolio which has been transferred to Watford Trust and which continues to be managed by HPS pursuant to an investment management agreement between HPS and Watford Trust. The purpose of the facility is to provide borrowing capacity, including to purchase loans, securities and other assets and to distribute cash or any such loans, securities or other assets to Watford Re. Borrowings on the facility may be made at LIBOR or an alternative base rate at our option, in either case plus an applicable margin. The applicable margin varies based on the applicable base rate and, in the case of LIBOR rate borrowings, the currency in which the borrowing is denominated. In addition, the facility allows for us to issue, but not to exceed, $400.0 million in evergreen standby letters of credit in favor of primary insurance or reinsurance counterparties with which we have entered into reinsurance arrangements. We pay a fee on each letter of credit equal to the amount available to be drawn under such letter of credit multiplied by an applicable percentage. The applicable percentage varies based on the currency in which the letter of credit is denominated.

At December 31, 2016, Watford Re had $256.6 million and $186.6 million in borrowings and outstanding letters of credit, respectively. At December 31, 2015, Watford Re had $430.4 million and $60.0 million in borrowings and outstanding letters of credit, respectively. The secured credit facility contains various affirmative and negative covenants. As at December 31, 2016 and December 31, 2015, Watford Re was in compliance with all covenants contained in the secured facility.

Pledged and restricted assets

For the benefit of certain Arch entities and other third parties that cede business to us, we are required to post and maintain collateral to support our potential obligations under reinsurance contracts that we write. This collateral can be in the form of either investment assets held in collateral trust accounts or letters of credit. Under our credit facilities, in order for us to have the bank issue a letter of credit to our reinsurance contract counterparty, we must post investment assets or cash as collateral to the bank. In either case, the amounts remain restricted for the duration of the term of the trust or letter of credit, as applicable. See Note 15, “Commitments and contingencies—Letter of credit and revolving credit facilities” to our consolidated financial statements included elsewhere in this prospectus for further details. As of December 31, 2016, 2015 and 2014, we held $547.9 million, $316.5 million and $88.1 million, respectively, in assets pledged as collateral in trusts. As at December 31, 2016, 2015 and 2014, we held $65.9 million, $65.6 million and $25.9 million, respectively, in restricted assets as collateral for issued letters of credit. As of December 31, 2016 and 2015, the borrowed funds were collateralized with approximately $773.9 million and $665.9 million, respectively, of invested assets held in trust.

Contractual obligations and commitments

The following table illustrates our contractual obligations and commitments by due date as of December 31, 2016, 2015, and 2014:

(in thousands)	Payments Due by Period
	Total	Less Than One Year	One Year to Less Than Three Years	Three Years to Less Than Five Years	More Than Five Years

December 31, 2016
Estimated gross payments for losses and loss adjustment expenses(1)	$510,809	$124,276	$155,213	$86,764	$144,556
Revolving credit agreement borrowings(2)	258,861	258,861	—	—	—
Operating lease obligations	2,180	323	646	646	565

Total	$771,850	$383,460	$155,859	$87,410	$145,121

December 31, 2015
Estimated gross payments for losses and loss adjustment expenses(1)	$290,997	$66,358	$90,209	$50,965	$83,465
Revolving credit agreement borrowings(2)	435,278	435,278	—	—	—
Operating lease obligations	2,503	323	646	646	888

Total	$728,778	$501,959	$90,855	$51,611	$84,353

December 31, 2014
Estimated gross payments for losses and loss adjustment expenses(1)	$66,328	$15,880	$20,407	$13,821	$16,220
Revolving credit agreement borrowings(2)	52,398	52,398	—	—	—
Operating lease obligations	2,826	323	646	646	1,211

Total	$121,552	$68,601	$21,053	$14,467	$17,431

(1)

The estimated expected contractual commitments related to the reserves for loss and loss adjustment expenses are presented on a gross basis (not reflecting any corresponding reinsurance recoverable amounts that would be due to us).

(2)

Revolving credit agreement borrowings include borrowings from our custodian bank to purchase securities, which is payable on demand. Therefore we have assumed that these payments will be made within one year, but payment may occur over a longer period of time.

Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses we are ultimately required to pay may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts discussed above. Amounts discussed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on reserves for losses and loss adjustment expenses are reported separately as assets, instead of being netted with the related liabilities, since having purchased reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on reserves for paid and unpaid losses and loss adjustment expenses totaled $24.4 million, $14.1 million, and $3.4 million as of December 31, 2016, 2015, and 2014, respectively.

Inflation

The effects of inflation are considered implicitly in pricing our contracts and policies through the modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Off-balance sheet arrangements

We are not party to any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party that management believes is reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and qualitative disclosures about market risk

We believe we are principally exposed to the following types of market risk:

•	foreign currency risk;

•	interest rate risk;

•	credit spread risk;

•	credit risk;

•	liquidity risk; and

•	political risk.

Foreign currency risk

Underwriting contracts and policies

We have foreign currency exposure related to non-U.S. dollar denominated contracts and policies. Of our gross premiums written from inception, $369.6 million, or 28.2%, were written in currencies other than the U.S. dollar. For these contracts, non-U.S. dollar assets generally offset liabilities in the same non-U.S. dollar currencies resulting in minimal net exposure. As of December 31, 2016, 2015, and 2014, loss and loss adjustment expense reserves included $100.3 million, $55.0 million and $9.7 million, respectively, in foreign currencies.

Investments

We are exposed to foreign currency risk through cash and investments in loans and securities denominated in foreign currencies. Foreign currency exchange rate risk is the potential for adverse changes in the U.S. dollar value of investments (long and short) and foreign currency derivative instruments, which we may employ from a risk management perspective, due to a change in the exchange rate of the foreign currency in which cash and financial instruments are denominated. As of December 31, 2016, 2015, and 2014, our total net long exposure to foreign denominated investments represented 4.3%, 1.7% and 1.9% of our total investment portfolios of $1.9 billion, $1.7 billion and $1.2 billion, respectively.

The following table summarizes the net impact that a 10% increase and decrease in the value of the U.S. dollar against select foreign currencies in which we have written contracts and policies would have had on the value of our shareholders’ equity as of December 31, 2016, 2015, and 2014:

(U.S. dollars in thousands, except per share data)	December 31,
	2016	2015	2014

Assets, net of insurance liabilities, denominated in foreign currencies, excluding shareholders’ equity and derivatives	$20,799	$(17,510)	$4,118
Shareholders’ equity denominated in foreign currencies	(16,081)	(11,496)	—

Net assets denominated in foreign currencies	$4,718	$(29,006)	$4,118
Pre-tax impact of a hypothetical 10% appreciation of the U.S. Dollar against foreign currencies:
Shareholders’ equity	$(472)	$2,901	$(412)
Book value per common share	$(0.02)	$0.13	$(0.02)
Pre-tax impact of a hypothetical 10% decline of the U.S. Dollar against foreign currencies:
Shareholders’ equity	$472	$(2,901)	$412
Book value per common share	$0.02	$(0.13)	$0.02

Interest rate risk

Our investment portfolios include interest rate sensitive securities, such as corporate and sovereign debt instruments and asset-backed securities. One key market risk exposure for any debt instrument is interest rate risk. As interest rates rise, the market value of our fixed-income portfolio may fall, and the opposite is generally true when interest rates fall. Based on historical observations, there is a low probability that all interest rate yield curves would shift in the same direction at the same time. Furthermore, at times interest rate movements in certain credit sectors exhibit a much lower correlation to changes in U.S. Treasury yields. Accordingly, the actual effect of interest rate movements may differ materially from the amounts set forth in the following tables.

The following table estimates the impact that a 50 basis point and 100 basis point increase or decrease in interest rates would have on the value of our non-investment grade and investment grade portfolios at December 31, 2016, 2015, and 2014:

	Interest Rate Shift in Basis Points
(U.S. dollars in millions)	-100	-50	0	+50	+100

December 31, 2016
Total fair value	$1,945	$1,934	$1,924	$1,913	$1,902
Change from base	1.1%	0.5%	—%	(0.6)%	(1.1)%
Change in unrealized value	$21	$10	$—	$(11)	$(22)
December 31, 2015
Total fair value	$1,701	$1,692	$1,683	$1,677	$1,671
Change from base	1.1%	0.5%	—%	(0.4)%	(0.7)%
Change in unrealized value	$18	$9	$—	$(6)	$(12)
December 31, 2014
Total fair value	$1,211	$1,203	$1,196	$1,190	$1,186
Change from base	1.3%	0.6%	—%	(0.5)%	(0.8)%
Change in unrealized value	$15	$7	$—	$(6)	$(10)

Credit spread risk

We invest in credit spread sensitive assets, primarily debt assets. We consider the effect of credit spread movements on the market value of our fixed maturity investments, short-term investments, and certain of our other investments and the corresponding change in market value. As credit spreads widen, the fair value of our fixed income investments falls, and the converse is also true. Based upon historical observations, there is a low probability that credit spreads would change in the same magnitude across asset classes, industries, credit ratings, jurisdictions, and individual instruments. Accordingly, the actual effect of credit spread movements may differ materially from the amounts set forth in the following tables.

The following table summarizes the effect that an immediate, parallel shift in credit spreads in a static interest rate environment would have had on our portfolios at December 31, 2016, 2015, and 2014:

	Percentage Shift in Credit Spreads
(U.S. dollars in millions)	-50%	-10%	0	+10%	+50%

December 31, 2016
Total fair value	$2,030	$1,945	$1,924	$1,903	$1,818
Change from base	5.5%	1.1%	—%	(1.1)%	(5.5)%
Change in unrealized value	$106	$21	$—	$(21)	$(106)
December 31, 2015
Total fair value	$1,878	$1,722	$1,683	$1,644	$1,488
Change from base	11.6%	2.3%	—%	(2.3)%	(11.6)%
Change in unrealized value	$195	$39	$—	$(39)	$(195)
December 31, 2014
Total fair value	$1,306	$1,218	$1,196	$1,174	$1,086
Change from base	9.2%	1.8%	—%	(1.8)%	(9.2)%
Change in unrealized value	$110	$22	$—	$(22)	$(110)

Credit risk

Underwriting contracts and policies

We are exposed to credit risk from our clients relating to premiums receivable under our contracts and policies, and the possibility that counterparties may default on their obligations to us. The risk of counterparty default is partially mitigated by the fact that any amount owed to us from an insurance or reinsurance counterparty would be netted against any losses we would pay in the future. We monitor the collectability of these premiums on a regular basis.

Investments

Our investment strategy is to invest primarily in the debt obligations of non-investment grade corporate issuers. We rely upon our investment managers to invest our funds in debt instruments that provide an attractive risk-adjusted return, but the value we ultimately receive from these debt instruments is dependent upon the performance of the issuers of such obligations. In addition, the securities and cash in our investment portfolios are held with several custodians and prime brokers, subjecting us to the related credit risk from the possibility that one or more of them may default on their obligations to us. Our investment managers regularly monitor the concentration of credit risk with each broker and if necessary, transfers cash or securities among brokers to diversify and mitigate our credit risk.

Liquidity risk

Certain of our investments are, or may become, illiquid. Disruptions in the credit markets may materially affect the liquidity of certain investments including our Level 3 (non-quoted) assets, which as of December 31, 2016, 2015, and 2014 represented 5.0%, 3.9% and 2.0% of our total investments, respectively. If we require significant amounts of cash on short notice in excess of normal cash requirements, which could include the payment of claims expenses or to satisfy a requirement of rating agencies in a period of market illiquidity, certain of our investments may be difficult to sell in a timely manner and may have to be sold or otherwise liquidated for less than what may otherwise have been possible under normal market conditions.

Political risk

We are exposed to political risk to the extent that we underwrite business from entities located in foreign markets; we operate through subsidiaries located in Bermuda, the United States and Gibraltar, and to the extent that HPS or AIM trade securities or assets that are originated, listed, or traded in various U.S. and foreign markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures which may have a material impact on our investment strategy, the value of our investments and our underwriting operations.

We do not currently write political risk coverage in our insurance or reinsurance contracts; however, changes in government law and regulation may impact our underwriting operations.

Business

Our company

We are a global P&C insurance and reinsurance company with approximately $1.2 billion in capital at December 31, 2016 and with operations in Bermuda, the United States and Europe. Our strategy combines a diversified, casualty-focused underwriting portfolio, accessed through our multi-year, renewable strategic relationship with Arch, with a disciplined investment strategy comprising primarily of non-investment grade corporate credit assets, managed by HPS and designed to complement the characteristics of our underwriting portfolio in order to generate attractive risk-adjusted returns for our shareholders.

We were formed in Bermuda in the second quarter of 2013. In March 2014, we raised $1.1 billion in our initial funding and began underwriting reinsurance in the first half of 2014. Our operating subsidiaries all carry a financial strength rating of “A-” (Excellent) with a stable outlook from A.M. Best, which is the fourth highest of 15 ratings that A.M. Best confers. We manage our insurance and reinsurance underwriting through our relationship with Arch, which, through ARL, is one of our founding equity investors. ARL, which is a subsidiary of ACGL, a leading global insurance and reinsurance company whose shares are listed on the NASDAQ Global Select Market under the symbol “ACGL,” invested $100 million in our common shares. ACGL had approximately $10.5 billion in capital at December 31, 2016 and provides a full range of property, casualty and mortgage insurance and reinsurance lines, with a particular focus on writing specialty lines on a worldwide basis through operations in Bermuda, the United States, Canada, Europe, Australia and South Africa.

Our strategic relationship with Arch provides us with unique market access and underwriting expertise based upon our ability to leverage Arch’s global underwriting infrastructure and distribution platform and has enabled us to build a diversified global portfolio of insurance and reinsurance risks.

The majority of our investments are allocated to non-investment grade corporate credit assets managed by HPS, which we refer to as our non-investment grade portfolio. HPS is a global investment platform with a focus on non-investment grade credit. HPS has approximately $39 billion of assets under management as of March 31, 2017. HPS manages our non-investment grade portfolio pursuant to investment guidelines formulated to complement our underwriting portfolio. The primary objective of our non-investment grade investment strategy is to generate attractive risk-adjusted returns comprising both current interest income and capital appreciation, with an emphasis on capital preservation. We refer to the remainder of our invested assets (excluding cash) as our investment grade portfolio, which is managed by AIM, a subsidiary of Arch that manages the investments of Arch’s own funds.

Our main operating subsidiary is Watford Re, a Bermuda-based company that began writing business in early 2014 and is registered as a Class 4 insurer with the Bermuda Monetary Authority, or the BMA. Bermuda is one of the largest insurance and reinsurance centers in the world, particularly for P&C markets, providing insurance and reinsurance capacity for risks on a global basis. Our Bermuda presence gives us direct and efficient access to reinsure these risks. In mid-2015, we formed and capitalized WICE in Gibraltar to conduct business in Europe. In December 2015, WICE began writing business with access to markets across the European Union, targeting both personal lines and commercial lines of P&C insurance.

In late 2015, we formed and capitalized WSIC, a U.S.-based excess & surplus, or E&S, lines insurer. In April 2016, WSIC began writing insurance business in the U.S. E&S market,

concentrating its efforts on commercial lines of property and casualty coverage, which it distributes through specialized insurance agents also known as program managers. We further expanded our U.S. capabilities in August 2016 through the acquisition and capitalization of WIC, which has enabled us to access the larger admitted (or licensed) U.S. insurance market. Between WSIC and WIC we are able to access the entire U.S. P&C insurance market, offering either admitted insurance products or E&S insurance products to service market demand.

Our management team is led by John Rathgeber, a highly respected industry veteran with over 35 years of experience. Mr. Rathgeber served as the Chief Executive Officer of ARC, Arch’s U.S. reinsurance operations, from its inception in 2001 until 2009. Mr. Rathgeber has also served as Vice Chairman of Arch Worldwide Reinsurance Group. In addition, we have recruited a management team that has significant senior leadership and underwriting experience in the insurance and reinsurance industry. We believe our management team’s industry experience is an important competitive advantage.

Since formation, we have meaningfully grown our business, generating sizable underwriting revenue and significant interest income. For the years ended December 31, 2016, 2015 and 2014, we produced $513.8 million, $466.0 million and $274.5 million in net written premiums, respectively. From inception through December 31, 2016, our cumulative net written premium was $1.3 billion. In support of this underwriting portfolio our investment strategy has generated $89.8 million, $72.9 million and $18.2 million in net interest income for the full 2016, 2015 and 2014 calendar years, respectively. Since inception through December 31, 2016, our cumulative interest income was $180.9 million. We believe that we are well-positioned to continue delivering prudent growth by balancing our complementary underwriting and investment strategies.

Competitive strengths

Global insurance and reinsurance company

We are a highly-rated global insurance and reinsurance company with a strong balance sheet and access to the key global insurance markets in Bermuda, Europe and the United States. We benefit from a multi-year, renewable strategic relationship with Arch, which distributes our products through its global platform in accordance with our underwriting guidelines. The recent establishment of our U.S. and European insurance operations enables direct distribution of our products to our targeted clients, providing us with the flexibility to write on an insurance, reinsurance, or retrocessional basis depending upon the risk-adjusted pricing of particular markets.

Our book of specialty P&C lines is diversified by both territory and line of business. We believe our prudently underwritten, diversified, global book of insurance and reinsurance business is a competitive advantage.

Differentiated, balanced business model

We operate a differentiated, innovative business model compared to traditional insurers and reinsurers. The innovation in our total return business model is the marriage of the income generation potential of higher-coupon, corporate credit fixed-income investments with the underwriting of primarily lower volatility, medium- to long-tail casualty business. Our model is designed to create relatively stable and predictable cash flows from both underwriting and interest income to meet our underwriting liabilities, which should allow us to avoid being forced to sell assets at inopportune times.

Our dynamic, integrated approach to our underwriting and investments is reflected throughout our organization and enables us to be nimble and creative in evaluating risks on both sides of our balance sheet. We continuously evaluate both underwriting and investment opportunities, and can increase or decrease our underwriting premium, adjust our mix of the underwriting portfolio, adjust investment leverage and/or adjust our mix of investment assets depending upon underwriting market conditions, credit market conditions or both.

We believe this hybrid approach makes us better equipped to navigate industry underwriting cycles than traditional insurance and reinsurance companies. When facing soft phases of the insurance and/or reinsurance cycles, we maintain the opportunity to generate higher returns from investment income. During hard phases of the insurance and/or reinsurance cycles, we have the ability to increase our business volume to capture higher rate levels in the market.

Our relationship with Arch

We believe that our strategic relationship with Arch provides us with a meaningful competitive advantage in both access and expense for our reinsurance business and in launching our recently initiated insurance business. We believe that our ability to leverage Arch’s expertise, global reach, broad distribution network and industry stature provides us with attractive underwriting opportunities that many of our principal competitors do not have the resources or infrastructure to access.

As a result of our relationship with Arch, we are able to access Arch’s worldwide platform on a variable cost basis, thus avoiding the fixed expense of maintaining our own global underwriting infrastructure. In addition to its $100 million equity investment in our company and its assumption of a minimum 15% share of risks underwritten by us, Arch is aligned with us through the premium-based fees it receives and also through Arch’s increased ability to provide solutions to clients by offering our products in addition to its own.

Strong balance sheet

We have a strong balance sheet, unencumbered by many of the legacy exposures the industry assumed in the past, and we are committed to preserving our financial strength. In addition, we utilize low operating leverage and have limited catastrophe exposure. As of December 31, 2016 our total assets were $2.4 billion and our invested assets totaled $1.9 billion across our investment strategies. Our $1.2 billion total capitalization (including our preference shares) provides us with the flexibility to engage in attractive underwriting and investment opportunities while maintaining our financial strength.

Variable cost structure

For our underwriting operations, we are able to access Arch’s worldwide platform which allows us to operate on a predominantly premium-based, variable-cost expense structure, incurring operational and underwriting expense only as premiums are written, thus avoiding the fixed expense of maintaining our own global underwriting staff and infrastructure. Our fixed costs are largely limited to supporting enterprise risk management and corporate management functions. This is a meaningful advantage versus other industry participants who face rising expense ratios as market cycles cause premium volumes to decline. This variable cost structure provides us flexibility in managing expenses, which is of particular benefit in the highly competitive, cyclical reinsurance markets in which we operate and for our newly-formed insurance operations as we ramp up their premium writings. Further, to the extent Arch continues to develop and grow its platform and capabilities, we benefit through increased opportunities to write attractive business without adding to our fixed-cost expenses.

Similarly, we have outsourced our investment management to HPS and AIM and we feel that the structure of the compensation we pay to these managers, comprising a variable, asset-based component in both cases and an incentive-based fee for HPS, provides benefits to us both in terms of aligning interests and providing cost-effective access to the expertise required to execute our chosen investment strategy.

Experienced management team

Our senior management team has an average of over 25 years of experience in the insurance industry. Our senior management team is led by John Rathgeber, who has over 35 years of experience in the reinsurance industry as an underwriter, actuary, risk manager and senior executive. Mr. Rathgeber helped found ARC, Arch’s U.S. Reinsurance operations, where he served as the Chief Executive Officer from its inception in 2001 until the fall of 2009, at which point he assumed the role of Vice Chairman of Reinsurance for Arch, the position he retained until leaving Arch to join Watford in early 2014.

In addition, our management team includes our Chief Operating Officer, Chief Financial Officer, and Chief Risk Officer. Our team has significant senior leadership and underwriting experience in the insurance and reinsurance industry with vast expertise in operations, financial analysis and reporting, treasury, risk management and actuarial analysis.

Our board of directors has deep insurance, reinsurance and financial services industry experience

We have an experienced board of directors comprising accomplished industry veterans who collectively bring decades of experience from their prior roles operating and working in insurance, reinsurance and other financial services companies. Our board of directors currently consists of three independent directors, two directors appointed by Arch and our Chief Executive Officer.

Strategy

Execute a dynamic business model focused on total returns

We are a total return-driven insurance and reinsurance company. We strive to deliver attractive long-term returns to our shareholders by writing a diversified underwriting portfolio through a proven, disciplined approach, augmented by an investment strategy designed to complement our target business mix and comprising primarily non-investment grade fixed-income corporate credit assets. We feel that this combination enhances our opportunity to thoughtfully deploy our capital in the most effective manner and to produce attractive risk-adjusted returns across both sides of the balance sheet, thereby maximizing the total return for our shareholders.

Build an insurance platform that supplements our reinsurance business

In 2015, we expanded our platform to include P&C insurance business in the United States and European markets. The business we access at the insurance level generally has lower acquisition costs than similar business accessed at the reinsurance level, and provides other operating efficiencies. In addition, we expect that our insurance business will produce further diversification benefits resulting in lower volatility of our underwriting results. We produced $55.9 million and $10.2 million of net written insurance premiums in 2016 and 2015, respectively. We intend to continue to grow our insurance business opportunistically by leveraging our strategic relationship with Arch.

Capitalize on the expertise and infrastructure of Arch, our exclusive underwriting manager

We have partnered with Arch to source and manage our underwriting portfolio in accordance with our underwriting guidelines. We believe this relationship will enable us to execute our chosen, casualty-focused underwriting strategy based on its expertise in our target lines of business. This arrangement provides us with access to Arch’s global underwriting infrastructure and distribution platform, and has allowed us to quickly build a global portfolio of diversified insurance and reinsurance risks.

Pursue an investment approach that complements our underwriting strategy

Our investment strategy seeks to generate attractive risk-adjusted returns comprising both income and capital appreciation with an emphasis on capital preservation. This investment strategy complements our underwriting portfolio, which predominantly targets medium- to long-tail casualty business. The non-investment grade portfolio, which is managed by HPS, consists of high yielding corporate credit assets. Our goal in pursuing this strategy is to generate superior investment returns through disciplined and prudent credit risk analysis and proper pricing for the risk assumed. We seek to achieve risk-adjusted returns that exceed those of typical reinsurer investment portfolios while also producing stable cash flows from scheduled interest payments. Our lower volatility, casualty-focused underwriting portfolio should have predictability in terms of the timing of payments to insurance claimants, thereby mitigating the risk of having to sell assets during times of temporary investment market stresses.

Maintain a robust risk management program

We have a strong risk management function, overseen by our Chief Risk Officer. We benefit from our ability to leverage the risk management infrastructures in place within each of Arch and HPS. We regularly receive relevant exposure and modeling information from Arch and HPS. On that data we overlay our proprietary analytics, tailored risk appetites and controls for an integrated approach to monitoring and reviewing our exposures. We maintain active oversight of our underwriting and investment management service providers at both the management and board level.

Conservative approach to underwriting risk

We have designed our underwriting and investment strategies toward the goal of maintaining our balance sheet strength on a long-term basis through varying phases of market cycles.

We target a medium- to long-term, lower volatility underwriting portfolio with tightly-managed natural catastrophe exposure. We seek to limit our modeled PML for property catastrophe exposures for each peak peril and peak zone from a 1-in-250 year occurrence to no more than 10% of our total capital, which is less than most of our principal reinsurance competitors. As of December 31, 2016 this modeled net occurrence PML was 3.2% of our total capital. Our conscious effort to limit our catastrophe exposure lowers the volatility of our overall underwriting portfolio and provides greater certainty as to future claims-related payout patterns and timing.

We have a robust process for setting loss reserves, leveraging the established processes and procedures employed by Arch, making our own analyses and judgments, and through periodic reviews by external actuarial firms. We also regularly monitor our investment portfolios, including performance of the underlying credits, overall liquidity and how well that liquidity matches with the projected claims payments related to our underwriting portfolio. Being prudent stewards of our balance sheet allows us to maintain the confidence of all of our constituents and thereby to position ourselves to better achieve our goals.

Our operations

Underwriting operations

Through our underwriting operations we are able to offer a variety of P&C insurance and reinsurance products on a global basis. We target an underwriting portfolio that is diversified by line of business and geography, with a focus on medium- to long-tail casualty business. Given the recent inception of our insurance operations, our underwriting portfolio to-date has been predominantly reinsurance, although we expect our insurance writings to increase going forward. We have built a diversified, low-volatility portfolio by purposely limiting our modeled natural catastrophe exposure to a level lower than many other insurers and reinsurers. Our strategy is to operate in lines of business in which underwriting skill and specialized knowledge can make a meaningful difference in operating results.

We have been well-received in the market and successful in accessing what we believe is attractive business. Our access to Arch’s worldwide distribution network and broad underwriting expertise allows us to take advantage quickly of opportunities as they emerge and facilitates our ability to adapt strategically our mix of business by geography, product line or type. In addition, as a result of our “A-” (Excellent) A.M. Best rating and strong balance sheet, we are well-positioned to increase our premium volume in favorable market cycles, creating additional attractive underwriting opportunities.

We have built a diversified portfolio of medium- to long-tail commercial lines casualty, other specialty and property risks. Our underwriting operations focus on the following areas:

•

Casualty reinsurance:  coverage provided to ceding company clients on third-party liability and workers’ compensation exposures, primarily on a treaty basis. Business written includes coverages such as: executive assurance, medical malpractice liability, other professional liability, workers’ compensation, excess and umbrella liability and excess auto liability.

•

Other specialty reinsurance:  coverage provided to ceding company clients for personal and commercial auto (other than excess auto liability), mortgage, surety, accident and health, workers’ compensation catastrophe, agriculture and marine and aviation.

•	Property catastrophe reinsurance: protects ceding company clients for most catastrophic losses that are covered in the underlying policies. Perils covered may include hurricane,

earthquake, flood, tornado, hail and fire, and coverage for other perils on a case-by-case basis. Property catastrophe reinsurance provides coverage on an excess of loss basis when aggregate losses and loss adjustment expense from a single occurrence of a covered peril exceed the retention specified in the contract.

•

Insurance programs and coinsurance:  targeting program managers and/or coinsurers with unique expertise and niche products offering primary and excess general liability, umbrella liability, professional liability, workers’ compensation, personal and commercial automobile, inland marine and property business with minimal catastrophe exposure.

We operate and monitor our lines of business through our underwriting segment. Net premiums written by type of business are provided below:

	Year Ended December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%

	($ in thousands)
Casualty reinsurance	$313,600	61.0%	$320,620	68.8%	$179,054	65.2%
Other specialty reinsurance	132,816	25.9%	122,703	26.3%	86,122	31.4%
Property catastrophe reinsurance	11,463	2.2%	12,440	2.7%	9,280	3.4%
Insurance programs and coinsurance	55,909	10.9%	10,196	2.2%	0	0.0%

Total	$513,788	100.0%	$465,959	100.0%	$274,456	100.0%

Reinsurance operations

Watford Re is a licensed, Class 4 Bermuda-based reinsurer operating under the supervision of the BMA. Arch serves as our exclusive reinsurance portfolio manager and provides reinsurance-related services including exposure modeling, loss reserve recommendations, claims handling and other related services as part of our long-term services agreements with them. All reinsurance contracts are bound on our behalf by designated employees made available to us by Arch, or, in certain circumstances, by Watford Re management.

We assume reinsurance from third-party cedants or from Arch entities on a reinsurance or retrocessional basis. The retrocessions from Arch are from its reinsurance operations in the United States, Bermuda, Europe, and Australia, levering Arch’s distribution and local expertise in its markets. We also have provided, and may continue to provide, reinsurance to Arch’s insurance operations in the United States, the United Kingdom and elsewhere.

Insurance operations

In 2015 and 2016, we established insurance operations in Europe and the United States. These insurance operations provide additional points of access to our target lines of business, with the potential added benefit for lower acquisition costs and other distribution efficiencies. All of our insurance subsidiaries carry our A.M. Best “A-” (Excellent) rating and through them we pursue insurance product lines similar to those we target through our reinsurance operations.

In the United States, our principal insurance subsidiaries are WSIC and its wholly owned subsidiary, WIC, both of which are domiciled in New Jersey. WSIC is an eligible E&S lines insurer in all 50 states and the District of Columbia. WIC is an admitted insurer in all 50 states and the District of Columbia. Following our acquisition of WIC in 2016, we are in the process of transferring its licenses and also expanding its line of business authorizations. Both WSIC and WIC are located in Morristown, New Jersey. Through WSIC and WIC we have the flexibility to access both the E&S and admitted segments of the U.S. P&C market. Our U.S. insurance subsidiaries concentrate primarily on commercial casualty lines of insurance and have initiated writing business through select program managers.

Our insurance operations in Europe are conducted through WICE, which has its principal office in the British Overseas Territory of Gibraltar. WICE was formed to provide access to insurance risks across the European Union. WICE concentrates on U.K. and Western European risks, predominantly in personal lines of insurance but will also entertain commercial casualty lines.

Our goal is to be a valued, long-term capacity partner with a select group of well-established, proven program managers, with our integrated total return strategy providing them with competitive solutions for their clients. We have a strong market position as an “A-” rated carrier with approximately $1.2 billion in capital. Many of the insurers providing capacity to program managers are neither as substantially capitalized nor as highly rated as we are; having a strong insurance partner gives program managers an edge when promoting products to clients.

We believe that our ability to enter insurance markets on a largely variable cost basis, unburdened by the fixed costs that would otherwise be required to create a standalone insurance operation, provides us with another significant and fundamental advantage. We benefit from Arch’s industry contacts and market acumen to identify, attract, and retain those program managers who satisfy our guidelines in terms of reputation, technical track record and quality of administration. While we benefit from Arch’s infrastructure, our acquisition and administrative costs are largely based on premiums actually produced.

Subject to our overall underwriting guidelines, on our behalf, Arch thoroughly diligences each prospective program manager and approves underwriting guidelines for each specific line and class of business before delegation of the underwriting and/or claims-handling authority to any such program manager. We believe that by stringently vetting potential program managers we can advantageously and efficiently access a broad customer base while maintaining underwriting control and discipline. On an ongoing basis, we and Arch monitor the business produced and financial condition of each program manager through periodic audits of underwriting, claims and operations.

Sourcing and underwriting

We have a strategic relationship pursuant to which Arch assists us in our pursuit of a highly disciplined underwriting approach, targeting lines of business that we believe will allow us to generate attractive risk-adjusted returns throughout industry market cycles.

Our strategy is to operate in lines of business in which underwriting expertise can make a meaningful difference in operating results. We are opportunistic in our pursuit of underwriting risks and binding business where we believe we have a competitive advantage in risk evaluation, distribution, investment strategy, or a combination of these factors. Our recent establishment of U.S. and European insurance operations enables us to directly access similar types of underlying risk premium as we underwrite as reinsurance, with what we believe to be better risk-adjusted pricing. Accessing premium through our insurance operations should also provide the benefit of lower acquisitions costs.

Our underwriting philosophy is based on prudent risk selection, risk diversification, and comprehensive pricing analysis. We believe that the key to our approach is adherence to underwriting rigor across all types of business we underwrite. We employ a disciplined, analytical approach to underwriting. As part of the underwriting process, a variety of factors are typically assessed, including: (i) adequacy of underlying rates combined with the expected return on equity for a given insurance or reinsurance program; (ii) the industry reputation, track record, perceived financial strength and stability of the proposed client, or program manager in the case of our insurance business; (iii) the likelihood of establishing a long-term relationship with the client or program manager; (iv) the specialized knowledge and access to business that they possess; (v) the geographic area in which the client or program manager does business, together with our aggregate exposures in that area; (vi) historical loss data for the client or program manager; and (vii) projections of future loss frequency and severity.

Pursuant to our underwriting guidelines, we target an underwriting portfolio with tightly-managed natural catastrophe exposure. We currently seek to limit our modeled PML for property catastrophe exposures for each peak peril and peak zone from a 1-in-250 year occurrence to no more than 10% of our total capital, which is less than most of our principal reinsurance competitors. Our conscious effort to limit our catastrophe exposure lowers the volatility of our overall underwriting portfolio and provides greater certainty as to future claims-related payout patterns and timing, dovetailing well with our non-investment grade investment strategy by minimizing the possibility of needing to sell investments at inopportune times in the investment market cycles.

We believe that our experienced senior management, combined with Arch’s underwriting expertise and broad market access, allows us to identify business with attractive risk-reward characteristics. As new underwriting opportunities are identified, we explore the suitability of underwriting the new business in order to take advantage of perceived market trends, particularly in lines of business for which Arch already possesses deep underwriting expertise.

Policy service and claims management

Arch provides underwriting services, portfolio management, exposure modeling, loss reserve recommendations, claims-handling, legal oversight, regulatory compliance, policy issuance and development, underwriting systems review, program manager audits, accounting support and administrative support, in each case, subject to the terms and conditions of our services agreements with Arch, including our underwriting and operational guidelines, as well as the oversight of our management and board of directors.

We believe that claims-handling is an important component of customer service through which we can differentiate ourselves from our competitors. The ability to handle claims in accordance with industry best practices and standards fosters credibility in the market both with customers and with program managers. Through this arrangement with Arch, we gain access on a very cost-effective basis to highly experienced underwriting, claims, and support function professionals and benefit from the exemplary customer service reputation Arch has earned over its 16-year history.

In administering claims on our behalf, Arch may engage third-party claims-handling firms to monitor, adjust and pay claims up to designated approval levels. Arch provides close supervision over any such third-party managers. Claims-handling firms are monitored and audited on an ongoing basis. When considering any proposed claims-handling delegation, Arch evaluates the candidate’s expertise, track record, staffing adequacy, reputation and licensing as required.

Reinsurance relationships

We have entered into outward quota share reinsurance agreements with Arch for each of our operating subsidiaries, which we believe provides a strong alignment of interest through Arch’s assuming a direct and meaningful sharing of the risk it underwrites for us. Subject to limited exceptions, Arch participates in a minimum 15% interest in all risks written by us, either by its own original participation, writing a companion line with us, or by accepting a minimum 15% quota share participation on all other contracts.

From time to time, we purchase third-party reinsurance when deemed advantageous from a portfolio management standpoint. We only use reinsurers carrying an “A-” or higher rating from A.M. Best or Standard & Poor’s or, alternatively, reinsurers that provide sufficient collateral to mitigate credit risk exposure.

Investment operations

Overview

Our invested assets are allocated between our non-investment grade portfolio and our investment grade portfolio. As of December 31, 2016, our non-investment grade portfolio represented approximately 76.7% of our invested assets and our investment grade portfolio represented approximately 23.3% of our invested assets. Our investment operations are monitored by our Chief Risk Officer and the investment committee of our board of directors.

Our non-investment grade portfolio is comprised principally of corporate credit assets managed by HPS. Our non-investment grade investment strategy and guidelines are formulated to complement our underwriting portfolio, being designed to meet the projected payout characteristics of the medium- to long-tail, lower-volatility underwriting portfolio we underwrite.

The remainder of our invested assets (excluding cash) is invested in an investment grade portfolio managed by AIM.

Background on HPS

HPS is a global investment firm with a focus on non-investment grade credit. Established in 2007, HPS has over 100 investment professionals and over 250 total employees. HPS manages capital for sophisticated investors, including financial institutions, public and corporate pension funds, sovereign wealth funds, funds of funds, endowments, foundations and family offices, as well as individuals. HPS is headquartered in New York with ten additional offices globally. HPS has approximately $39 billion of assets under management as of March 31, 2017.

HPS was originally formed as a unit of Highbridge, a subsidiary of JPMorgan Asset Management Holdings Inc., and formerly known as Highbridge Principal Strategies, LLC. In March 2016, the principals of HPS acquired the firm from JPMorgan Asset Management Holdings Inc., which retained Highbridge’s hedge fund strategies.

Investment strategy.  To execute the non-investment grade component of our investment strategy, we mandated HPS with a strategy that we believe provides us with risk-adjusted returns that are both attractive and appropriate given our underwriting portfolio. Our non-investment grade portfolio seeks to generate attractive risk-adjusted returns comprising both current interest income and capital appreciation, with an emphasis on capital preservation. This strategy seeks to invest primarily in corporate credit assets, including bank loans and high yield bonds, and may also invest in other instruments such as mezzanine debt, equities, credit default swaps, structured credit instruments and other derivative products. Pursuant to our investment guidelines, HPS may also hedge our portfolio to reduce volatility and protect against systemic risks and may also take opportunistic short positions. Through this strategy, we seek to achieve risk-adjusted returns that exceed those of typical reinsurer investment portfolios by focusing on non-investment grade assets, with the flexibility to invest a limited portion of this portfolio in less liquid assets. HPS is also permitted to invest, from time to time, a portion of our portfolio in investment funds managed by HPS. HPS may also utilize other investment instruments, subject to our investment guidelines.

In undertaking this strategy, based on the interest rate and/or credit spread environment as of any given quarter-end, we may periodically be required to absorb mark-to-market movements in our asset valuation on our financial statements. Our model is designed to create relatively stable and predictable cash flows from both underwriting and interest income to meet insurance liabilities, which should allow us to avoid being forced to sell assets at inopportune times.

The following chart describes the composition of our non-investment grade portfolio as of December 31, 2016.

Our investment guidelines permit HPS to utilize leverage in managing assets of Watford Re and Watford Trust (but not WICE, WSIC or WIC). Any such leverage, expressed as the excess of the value of the long investments of the portfolio of Watford Re or Watford Trust (valued using the methodologies set forth in Watford Re’s or Watford Trust’s investment management agreement with HPS, as applicable, and referred to as the Long Market Value), as applicable, over the net asset value of the portfolio as a percentage of the net asset value of the portfolio, is generally not to exceed 80%. See “Certain relationships and related party transactions—Agreements with HPS—Investment management agreements.” Leverage may take a variety of forms, including borrowings to purchase additional assets, trading on margin total return swaps and other derivatives, and the use of inherently leveraged instruments. Depending on the extent of the leverage utilized for our non-investment grade portfolio, the net value of our investment assets will increase or decrease at a greater rate than if leverage were not utilized.

The following chart shows the use of borrowings in our non-investment grade portfolio since 2014 and the Credit Suisse High Yield Index’s Spread-to-Worst since 2014. The Spread-to-Worst of the index is defined as the weighted average spread-to-worst of the bonds included in the index, where the “spread-to-worst” for each bond is the difference between the yield-to-worst for that bond and the yield of a U.S. Treasury security with a comparable maturity. The yield-to-worst for each bond is determined by computing the yield for that bond at all possible principal repayment dates, including the maturity date and each redemption date. The minimum of these calculated yields is the “yield-to-worst,” provided that, by definition, the yield must be above the yield of a U.S. Treasury security with a maturity date comparable to the bond’s yield-to-worst principal repayment date.

As demonstrated by the chart, our usage of borrowings to purchase additional assets in the non-investment grade portfolio increased as the Credit Suisse High Yield Index’s Spread-to-Worst widened, reflecting HPS’s view that these periods presented more attractive investment opportunities.

In the chart above, the term Borrowing Ratio represents borrowings to purchase investments divided by the market value of the non-investment grade portfolio net of these borrowings. From time to time, HPS takes short positions, and hedges or leverages the portfolio exposure through derivative instruments or otherwise. The chart above does not reflect the value of short positions or leverage inherent in derivative positions, and thus may not be fully reflective of the market exposure of the portfolio at any given time.

Our non-investment grade portfolio may purchase or short-sell securities without an offsetting position in a related security based on HPS’s determination that a particular security is undervalued or overvalued. Our non-investment grade portfolio may engage in interest rate hedging using swaps, treasuries, interest rate futures or other derivative instruments. Additionally, our non-investment grade portfolio may employ single name and index credit derivatives in an attempt to hedge credit exposure.

HPS combines a disciplined investment approach with a substantial platform for transaction sourcing. Through this platform, HPS’s investment professionals seek to identify and invest in a select number of investment opportunities. HPS is required to adhere to our non-investment grade portfolio’s investment guidelines and provides us with regular non-investment grade portfolio risk and performance updates, and provides a risk and performance review to our board of directors on a quarterly basis.

HPS’s investment process is driven by a rigorous investment screening and selection process, with the stated objective of generating attractive risk-adjusted returns comprising both current interest income and capital appreciation, with an emphasis on capital preservation. As part of HPS’s investment process, HPS manages our non-investment grade portfolio in accordance with the non-investment grade investment guidelines. HPS’s investment process emphasizes fundamental analysis and due diligence by seeking to evaluate potential investments based upon review and analysis of available public and private information including: (i) historical financial information; (ii) financial projections; (iii) business, sector and industry diligence; and (iv) legal analysis of the company and investment documentation. When possible, HPS seeks to achieve robust asset coverage in its investments.

Since our inception in 2014, HPS has methodically deployed the capital that we have allocated to the non-investment grade portfolio as market opportunities have arisen. The investments in our non-investment grade portfolio in 2014 were predominantly leveraged loans, based on HPS’s then-current view of the relative value of those assets versus bonds. Since that time, the proportion in bonds has grown to approximately one-half of the non-investment grade portfolio as of December 31, 2016, which is in line with our investment targets.

The following chart shows the size and composition of our non-investment grade portfolio since the commencement of portfolio operations in 2014.

Investment grade portfolio

Our underwriting business requires that we maintain a certain portion of our overall investment portfolios in investment grade securities and liquid short-term investments. We hold a certain amount of investment grade securities and short-term investments, largely to satisfy regulatory capital requirements for our insurance subsidiaries or to post as collateral for certain of Watford Re’s clients for commercial reasons or to obtain regulatory credit for the reinsurance they purchase. We have engaged AIM to manage these assets pursuant to our investment grade investment guidelines. Watford Re and each of our operating subsidiaries have entered into investment management agreements with AIM. See “Certain relationships and related party transactions—Agreements with Arch—Investment management agreements.”

As of December 31, 2016, we had $1.9 billion of invested assets, with $448.3 million in the investment grade portfolio, including assets acquired with borrowings. The following chart describes the composition of our investment grade portfolio as of December 31, 2016.

Industry overview

Background

Insurance and reinsurance companies derive substantially all of their revenues from net earned premiums, interest income and net gains and losses from investment securities. Gross written premiums represent amounts, net of acquisition costs, received from policyholders (in insurance) and ceding companies (in reinsurance). Net earned premiums represent the portion of net premiums (gross written premiums less premiums ceded for reinsurance purchased from third parties) which are recognized as revenue over the period of time that coverage is provided (i.e., ratably over the life of the policy). In underwriting operations, “float” arises when premiums are received before losses and other expenses are paid, an interval that sometimes extends over many years. During that time, the insurer invests the premiums, earns interest income and may generate capital gains and losses.

The type of coverage and source of premiums are often classified based on how long an insurer may have between the policy period and when losses are settled under the policy. The length of time between receiving premiums and paying out claims, commonly referred to as the “tail,” can significantly affect how profitable float can be. Long-tail losses pay out over longer periods of time, providing the insurance or reinsurance company the opportunity to generate significant investment earnings. Short-tail losses pay out over shorter periods of time, providing the insurance or reinsurance company with a reduced opportunity to generate investment earnings. As of December 31, 2016, the modeled duration of our claims reserves was approximately 4.0 years.

The broader P&C insurance and reinsurance market has long been subject to market cycles. “Soft” markets occur when the supply of insurance capital in a given market or territory is greater than the amount of insurance capital necessary to meet the coverage needs of the insureds in that market. When this occurs, insurance prices tend to decline and policy terms and conditions become more favorable to the insured. Conversely, there are periods when there is not enough insurance capital in the market to meet that insurance need, leading to a “hard” market during which insurance prices generally rise and policy terms and conditions become more favorable to the insurer.

Reinsurance

Reinsurance is an arrangement in which a reinsurance company agrees to indemnify an insurance company, the “cedant,” against all or a portion of the insurance exposures underwritten by the cedant under one or more insurance underlying contracts. Reinsurance does not discharge the cedant from its liability to policyholders; rather, it reimburses the cedant for covered losses. Reinsurance can provide a cedant with several benefits, including a reduction in its net liability on individual exposures or classes of exposures or a reduction in operating leverage as measured by the ratio of net premiums and reserves to capital. Reinsurance also provides a cedant with additional underwriting capacity by permitting it to accept larger exposures and write more business than otherwise would be acceptable to policyholders or regulators relative to the cedant’s financial resources. Cedants can use reinsurance to manage their overall risk profile or to create additional underwriting capacity, allowing them to accept larger risks or to write more business than would otherwise be possible, absent an increase in their capital or surplus. Reinsurers may also purchase reinsurance. Such transactions are termed “retrocessions” with the ceding (purchasing) reinsurer being the “retrocedant” and the assuming (selling) reinsurer the “retrocessionaire.” Other than terminology, reinsurance and retrocession operate in a similar manner.

According to A.M. Best, non-life net premiums written in the global reinsurance market has grown by 18.5% to $146 billion from 2011 to 2015. As indicated in the chart below, reinsurance industry capital has increased in recent years primarily due to favorable loss reserve development and the lack of major catastrophe events recently.

Source: Aon Benfield Analytics

Given the increase in dedicated reinsurance capital and the slower increase in reinsurance net premiums written, the global reinsurance market has seen a decrease in projected underwriting profitability. This represents an advantage for total return insurers such as Watford who have an increased potential to generate higher returns from investment income than traditional reinsurers.

Insurance

P&C insurance companies provide insurance coverage under a policy in exchange for premiums paid by the customer. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, that are covered under the insurance contract. Property insurance, which covers the insured for losses to the insured’s property, is generally considered to be short-tailed. Casualty insurance, which covers the insured against liability claims by third parties, is generally considered to be medium- to long-tailed.

In 2015, global P&C direct premiums written totaled approximately $2.02 trillion and according to A.M. Best, the U.S. P&C insurance industry is the largest P&C market in the world by premium volume. In 2015, the U.S. P&C insurance market generated $591 billion, or approximately 29% of P&C direct premiums written worldwide. In the nine months ended September 30, 2016, the U.S. P&C insurance market generated approximately $464 billion in direct premiums written.

Source: Prepared by management based on information obtained from A.M. Best

The U.S. P&C insurance industry is further subdivided between the standard lines market (also referred to as the admitted market) and the non-standard lines market (also referred to as the non-admitted, excess-and-surplus lines or E&S market). Admitted insurers are those that hold licenses to write the particular lines (types) of insurance coverage in each state in which they write business, and they thereby are subject to each such state’s regulatory authority. In contrast, E&S insurers receive broad permission to write excess-and-surplus lines business from the regulator in each state in which they write business, but are subject to certain rules that govern the E&S market, such as no admitted insurer being willing to write the coverage on equivalent terms.

In 2015, E&S direct premiums written in the U.S. P&C insurance market totaled approximately $41 billion. This market functions as a supplemental market that covers hard-to-place, higher-risk and unique classes of business that do not fit standard lines insurers’ underwriting guidelines. Unlike admitted insurers, E&S insurers are subject to only limited rate and form regulations by the state insurance regulators. E&S insurance companies may negotiate price and coverage on a risk-by-risk basis whereas standard lines insurance carriers are subject to various regulations, including rate and policy form filings, which limit price and coverage flexibility. This allows the unique qualities of the underlying risk to be fully evaluated and underwritten and provides the E&S insurer with greater flexibility to customize pricing and terms and conditions to meet the needs of the insured. Competition in the E&S market tends to focus less on price than in the standard lines insurance market and more on other value-based considerations such as availability, terms of coverage, customer service and underwriting expertise. Because of these characteristics, the E&S market is attractive to us and provides us with flexibility in product design where we feel that our integrated strategy gives us a competitive advantage in devising client solutions.

Competition

Insurers and reinsurers generally compete on the basis of many factors, including premium charges, general reputation, perceived financial strength, terms and conditions of the products offered, general service level, speed of claims payment, experience in the particular line of insurance to be written and ratings assigned by independent rating agencies. We and our operating subsidiaries all carry a financial strength rating of “A-” (Excellent) from A.M. Best.

The insurance and reinsurance industry is highly competitive. We compete with major U.S. and non-U.S. insurers and reinsurers, many of which have greater financial, marketing and management resources than we do, as well as other potential providers of capital willing to assume insurance or reinsurance risk. We also compete with new companies that continue to be formed to enter the insurance and reinsurance markets. In addition, continued consolidation within the industry will further enhance the already competitive underwriting environment. These consolidated entities may use their enhanced market power and broader capital base to negotiate price reductions for products and services that compete with ours and we may experience rate declines and possibly write less business. In our underwriting business, we compete with insurers that provide specialty P&C lines of insurance and reinsurance, including, among others: Aspen Insurance Holdings Limited, AXIS Capital Holdings Limited, Berkshire Hathaway, Inc., Chubb Limited, Everest Re Group Ltd., Fairfax Financial Holdings Limited, Greenlight Capital Re, Ltd., Hannover Rückversicherung AG, Lloyd’s, Markel Corporation, Munich Re Group, PartnerRe Ltd., RenaissanceRe Holdings Ltd., Third Point Reinsurance Ltd., Transatlantic Reinsurance Company, Validus Holdings Ltd. and XL Group Ltd.

See “Risk factors—Risks related to our insurance and reinsurance business—We operate in a highly competitive environment and we may not be able to compete successfully in our industry.”

Employees

In accordance with our strategy to maintain an efficient operational structure with minimal fixed expenses, we have chosen to operate largely through experienced service partners, each of which is paid on a variable-cost basis and which are monitored by our senior management team.

As of March 31, 2017, we had six full-time employees, five of whom were based in Bermuda and one of whom was based in the United States. In addition, pursuant to our services agreements with Arch, as of March 31, 2017, there were 34 designated employees of both Arch and us who were provided to us on a non-exclusive basis to perform various services in connection with our insurance and reinsurance operations (including five that were designated as officers of WSIC and/or WIC and, in such capacities, negotiate and bind reinsurance, execute documentation and perform other related functions for WSIC and/or WIC, as applicable). We believe that our employee relations are good. None of our employees are subject to collective bargaining agreements and we are not aware of any current efforts to implement such agreements.

Facilities

Our headquarters is located in leased office space that we maintain at Waterloo House in Hamilton, Bermuda. This lease runs through September 2, 2023 and we have the option to renew it for up to an additional ten years. We also maintain an office for our U.S.-based insurance subsidiaries in Morristown, New Jersey. Our Gibraltar insurance subsidiary currently operates from a shared office arrangement. We believe this office space will be sufficient for us to conduct our operations for the foreseeable future.

Information technology

Pursuant to our services agreements with Arch, Arch is responsible for the connectivity and maintenance of our information technology systems in Bermuda, the United States and Europe. These are the same systems that Arch utilizes for its own operations, accounting and to service its underwriting portfolios. Arch maintains the secure information technology environment, including secure Internet connections and electronic data transmission.

Such information technology and application systems are an important part of our underwriting process and our ability to compete successfully. We license the majority of our systems and data from third parties. Arch’s information technology team constantly monitors the system for breaches or failures, including those resulting from a cyber attack on us or our business partners and service providers.

We use our information technology systems to process, transmit, store and protect our electronic information, financial data and proprietary models that we utilize in our business and for the communications between our employees and our business, banking and investment partners.

Arch has established and implemented security measures, controls and procedures that it believes are appropriate to safeguard its and our information technology systems and to prevent unauthorized access to such systems and any data processed or stored in such systems, and our system is periodically evaluated and tested by expert third parties for the adequacy of such systems, controls and procedures. In addition, we have established, and continue to augment, a business continuity plan which is designed to ensure that we are able to maintain all aspects of our key business processes functioning in the midst of certain disruptive events, including any disruptions to or breaches of our information technology systems. Our business continuity plan has been tested and evaluated for adequacy.

Legal proceedings

There is no litigation currently pending or, to the knowledge of management, contemplated against us or any of our officers or directors in their capacity as such.

Our corporate structure

The following chart presents a summary overview of our corporate structure.

Regulation

Bermuda insurance regulation

The Insurance Act, pursuant to which the BMA regulates Watford Re, provides that no person shall carry on insurance or reinsurance business in or from within Bermuda, unless registered under the Insurance Act by the BMA. The Insurance Act does not distinguish between insurers and reinsurers: companies are registered under the Insurance Act as “insurers.” The Insurance Act uses the defined term “insurance business” to include reinsurance.

The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance or reinsurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time.

The Insurance Act imposes solvency and liquidity standards on Bermuda insurance and reinsurance companies, as well as auditing and reporting requirements. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance and reinsurance companies.

Certain significant aspects of the Bermuda insurance and reinsurance regulatory framework are set forth below.

Classification of insurers

The Insurance Act distinguishes between insurers and reinsurers carrying on long-term business, insurers and reinsurers carrying on general business and insurers and reinsurers carrying on special purpose business. There are six classifications of insurers and reinsurers carrying on general business, ranging from Class 1 insurers (pure captives subject to the lightest regulation) to Class 4 insurers (large commercial carriers subject to the most stringent regulation). Watford Re is licensed as a Class 4 insurer in Bermuda and is regulated as such under the Insurance Act.

Classification as a Class 4 insurer

A body corporate is registrable as a Class 4 insurer where (i) it has at the time of its application for registration, or will have before it carries on insurance or reinsurance business, a total statutory capital and surplus of not less than U.S. $100 million; and (ii) it intends to carry on general insurance and/or reinsurance business, including excess liability business or property catastrophe reinsurance business.

Minimum paid up share capital

Class 4 insurers are required to maintain fully paid-up share capital of at least U.S. $1 million.

Principal office and principal representative

As a Class 4 insurer, Watford Re is required to maintain a head and a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purposes of the Insurance Act, the principal office of Watford Re is located at Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda. Watford Re’s principal representative is Marsh IAS Management Services (Bermuda) Ltd.

Without a reason acceptable to the BMA, a Class 4 insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so.

It is the duty of the principal representative to forthwith notify the BMA where the principal representative reaches the view that there is a likelihood of the Class 4 insurer becoming insolvent, or on it coming to the knowledge of the principal representative, or the principal representative has reasonable grounds for believing that a reportable “event” has occurred. Examples of a reportable “event” include a failure by the Class 4 insurer to comply substantially with a condition imposed upon it by the BMA relating to a solvency margin or a liquidity or other ratio, a significant loss reasonably likely to cause the Class 4 insurer to fail to comply with its enhanced capital requirement (discussed below) and the occurrence of a “material change” (as such term is defined under the Insurance Act) in its business operations.

Within 14 days of such notification to the BMA, the principal representative must furnish the BMA with a written report setting out all the particulars of the case that are available to the principal representative.

Where there has been a significant loss which is reasonably likely to cause the Class 4 insurer to fail to comply with its enhanced capital requirement, the principal representative must also furnish the BMA with a capital and solvency return reflecting an enhanced capital requirement prepared using post-loss data. The principal representative must provide this within 45 days of notifying the BMA regarding the loss.

Furthermore, where a notification has been made to the BMA regarding a material change, the principal representative has 30 days from the date of such notification to furnish the BMA with unaudited interim statutory financial statements in relation to such period as the BMA may require, together with a general business solvency certificate in respect of those statements.

Head office

As a Class 4 insurer, Watford Re is required to maintain its head office in Bermuda and its insurance business must be directed and managed from Bermuda. In determining whether Watford Re satisfies this requirement, the BMA shall consider, among other things, the following factors: (i) where the underwriting, risk management and operational decision making of Watford Re occurs; (ii) whether the presence of senior executives who are responsible for, and involved in, the decision making related to the insurance business of Watford Re are located in Bermuda; and (iii) where meetings of the board of directors of Watford Re occur. In making its determination, the BMA may also have regard to: (i) the location where management of Watford Re meets to effect policy decisions of Watford Re; (ii) the residence of the officers, insurance managers or employees of Watford Re; and (iii) the residence of one or more directors of Watford Re in Bermuda. This provision does not apply to an insurer that has a permit to conduct business in Bermuda under the Companies Act or the Non-Resident Insurance Undertakings Act 1967.

Loss reserve specialist

As a Class 4 insurer, Watford Re is required to appoint an individual approved by the BMA to be its loss reserve specialist. In order to qualify as an approved loss reserve specialist, the applicant must be an individual qualified to provide an opinion in accordance with the requirements of the Insurance Act and the BMA must be satisfied that the individual is fit and proper to hold such an appointment.

A Class 4 insurer is required to submit annually an opinion of its approved loss reserve specialist with its capital and solvency return. The loss reserve specialist’s opinion must state, among other things, whether or not the aggregate amount of technical provisions shown in the statutory economic balance sheet as at the end of the relevant financial year: (i) meets the requirements of the Insurance Act and (ii) makes reasonable provision for the total technical provisions of the insurer or reinsurer under the terms of its insurance or reinsurance contracts and agreements.

Annual financial statements

Watford Re is required to prepare and submit, on an annual basis, audited GAAP and statutory financial statements, as defined below.

The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer or reinsurer.

In addition, Watford Re is also required to prepare and submit to the BMA financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards, or GAAP financial statements. Watford Re’s annual GAAP financial statements and the auditor’s report thereon, and the statutory financial statements are required to be filed with the BMA within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA). The statutory financial statements do not form a part of the public records maintained by the BMA, but the GAAP financial statements are available for public inspection.

Declaration of compliance

At the time of filing its statutory financial statements, a Class 4 insurer is also required to deliver to the BMA a declaration of compliance, in such form and with such content as may be prescribed by the BMA, declaring whether or not the Class 4 insurer has, with respect to the preceding financial year: (i) complied with all requirements of the minimum criteria applicable to it; (ii) complied with the minimum margin of solvency as at its financial year end; (iii) complied with the applicable enhanced capital requirements as at its financial year end; (iv) complied with applicable conditions, directions and restrictions on, or approvals granted to, the Class 4 insurer; and (v) complied with the minimum liquidity ratio as at its financial year end. The declaration of compliance is required to be signed by two directors of the Class 4 insurer and if the Class 4 insurer has failed to comply with any of the requirements referenced in (i) through (v) above, the Class 4 insurer will be required to provide the BMA with particulars of such failure in writing. A Class 4 insurer shall be liable to a civil penalty by way of a fine for failure to comply with a duty imposed on it in connection with the delivery of the declaration of compliance.

Annual statutory financial return and annual capital and solvency return

As a Class 4 insurer, Watford Re is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the BMA). The statutory financial return of a Class 4 insurer shall consist of: (i) an insurer information sheet; (ii) an auditor’s report; (iii) the statutory financial statements; and (iv) notes to the statutory financial statements.

The insurer information sheet shall state, among other matters: (i) whether the general purpose financial statements of Watford Re for the relevant year have been audited and an unqualified opinion issued; (ii) the minimum margin of solvency applying to Watford Re and whether such margin was met; (iii) whether or not the minimum liquidity ratio applying to Watford Re for the relevant year was met; and (iv) whether or not Watford Re has complied with every condition attached to its certificate of registration. The insurer information sheet shall state if any of the questions identified in items (ii), (iii) or (iv) above is answered in the negative, whether or not Watford Re has taken corrective action in any case and, where Watford Re has taken such action, describe the action in an attached statement.

The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to make this certification.

Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

In addition, each year Watford Re is required to file with the BMA a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises Watford Re’s Bermuda Solvency Capital Requirement, or BSCR, model or an approved internal capital model in lieu thereof (more fully described below), a schedule of fixed income and equity investments by BSCR rating, a schedule of funds held by ceding reinsurers in segregated accounts/trusts by BSCR rating, a schedule of net loss and loss expense provisions by line of business, a schedule of geographic diversification of net loss and loss expense provisions, a schedule of premiums written by line of business, a schedule of geographic diversification of net premiums written by line of business, a schedule of risk management, a schedule of fixed income securities, a schedule of commercial insurer’s solvency self-assessment, a schedule of catastrophe risk return, a schedule of loss triangles or reconciliation of net loss reserves, a schedule of eligible capital, a statutory economic balance sheet, the loss reserve specialist’s opinion, a schedule of regulated non-insurance financial operating entities, a schedule of solvency, a schedule of particulars of ceded reinsurance, a schedule of cash and cash equivalent counterparty analysis, a schedule of currency risk and a schedule of concentration risk.

Neither the statutory financial return nor the capital and solvency return is available for public inspection.

Quarterly financial return

As a Class 4 insurer, Watford Re is required to prepare and file quarterly financial returns with the BMA on or before the last day of the months of May, August and November of each year. The quarterly financial returns consist of: (i) quarterly unaudited financial statements for each financial quarter (which must minimally include a balance sheet and income statement and must also be recent and not reflect a financial position that exceeds two months); (ii) a list and details of material intra-group transactions that Watford Re is a party to and Watford Re’s risk concentrations that have materialized since the most recent quarterly or annual financial returns, details surrounding all intra-group reinsurance and retrocession arrangements and other intra-group risk transfer insurance business arrangements that have materialized since the most recent quarterly or annual financial returns; and (iii) details of the ten largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures exceeding 10% of Watford Re’s statutory capital and surplus.

Public disclosures

Pursuant to recent amendments to the Insurance Act all commercial insurers, reinsurers, insurance groups and reinsurance groups are required to prepare and file with the BMA, and also publish on their website, a financial condition report. The BMA has discretion to approve modifications and exemptions to the public disclosure rules, on application by the insurer or reinsurer if, among other things, the BMA is satisfied that the disclosure of certain information will result in a competitive disadvantage or compromise confidentiality obligations of the insurer or reinsurer.

Independent approved auditor

A Class 4 insurer must appoint an independent auditor who will audit and report on the Class 4 insurer’s GAAP financial statements and provide audit assurance that its statutory financial statements were derived from its GAAP financial statements, each of which are required to be filed annually with the BMA.

Non-insurance business

No Class 4 insurer may engage in non-insurance business, unless that non-insurance business is ancillary to its core business. Non-insurance business means any business other than insurance or reinsurance business and includes carrying on investment business, managing an investment fund as operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities and carrying on the business of management, sales or leasing of real property.

Minimum solvency margin and enhanced capital requirements

The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin, or MSM.

The MSM that must be maintained by a Class 4 insurer with respect to its general business is the greater of (i) $100 million or (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums) or (iii) 15% of net loss and loss expense provisions and other insurance reserves or (iv) 25% of the ECR as reported at the end of the relevant year.

Class 4 insurers are also required to maintain available statutory economic capital and surplus at a level equal to or in excess of its ECR which is established by reference to either the BSCR model or an approved internal capital model.

The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of Watford Re’s business. The BSCR formula establishes capital requirements for ten categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.

While not specifically referred to in the Insurance Act (or required thereunder), the BMA has also established a target capital level, or TCL, for each Class 4 insurer equal to 120% of its ECR. The TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.

Any Class 4 insurer which at any time fails to meet its MSM requirements must, upon becoming aware of such failure, immediately notify the BMA and, within 14 days thereafter, file a written report with the BMA containing particulars of the circumstances that gave rise to the failure and setting out its plan detailing specific actions to be taken and the expected timeframe in which Watford Re intends to rectify the failure.

Any Class 4 insurer which at any time fails to meet its applicable enhanced capital requirement shall upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and within 14 days of such notification file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which Watford Re intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with: (i) unaudited statutory economic balance sheets and unaudited interim statutory financial statements prepared in accordance with GAAP covering such period as the BMA may require; (ii) the opinion of a loss reserve specialist in relation to the total general business insurance technical provisions as set out in the economic balance sheet, where applicable; (iii) a general business solvency certificate in respect of the financial statements; and (iv) a capital and solvency return reflecting an enhanced capital requirement prepared using post-failure data where applicable.

Eligible capital

To enable the BMA to better assess the quality of the Class 4 insurer’s capital resources, a Class 4 insurer is required to disclose the makeup of its capital in accordance with the “3-tiered eligible capital system.” Under this system, all of the Class 4 insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified Tier 1 Capital and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 4 insurer’s MSM, ECR and TCL.

The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, and amendments thereto. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.

Minimum liquidity ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers and reinsurers. A Class 4 insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable, funds held by ceding reinsurers and any other assets which the BMA, on application in any particular case made to it with reasons, accepts in that case.

Certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans.

The relevant liabilities include total general business insurance and reinsurance reserves and total other liabilities less deferred income tax and letters of credit and guarantees.

Code of conduct

The Insurance Code of Conduct, or the Insurance Code prescribes the duties, standards, procedures and sound business principles which must be complied with by all insurers and reinsurers registered under the Insurance Act. Failure to comply with the requirements of the Insurance Code will be taken into account by the BMA in determining whether an insurer or reinsurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act, may result in the BMA exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer or reinsurer’s BSCR or approved internal model.

Restrictions on dividends and distributions

A Class 4 insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where a Class 4 insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, a Class 4 insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet), unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda-resident director if any of the Class 4 insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

Reduction of capital

A Class 4 insurer may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid in share capital and its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

A Class 4 insurer seeking to reduce its statutory capital by 15% or more, as set out in its previous year’s financial statements, is also required to submit an affidavit signed by at least two directors (one of whom must be a Bermuda-resident director if any of the Class 4 insurer’s directors are resident in Bermuda) and the principal representative stating that the proposed reduction will not cause it to fail its relevant margins and such other information as the BMA may require. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

Supervision, investigation and intervention

The BMA may, by notice in writing served on a registered person or a designated insurer or reinsurer, require the registered person or designated insurer or reinsurer to provide such information and/or documentation as the BMA may reasonably require with respect to matters that are likely to be material to the performance of its supervisory functions under the Insurance Act. In addition, it may require the auditor, underwriter, accountant or any other person with relevant professional skill of such registered person or a designated insurer or reinsurer to prepare a report on any aspect pertaining thereto. In the case of a report, the person so appointed shall immediately give the BMA written notice of any fact or matter of which he becomes aware or which indicates to him that any condition attaching to his registration under the Insurance Act is not or has not, or may not be or may not have been fulfilled and that such matters are likely to be material to the performance of its functions under the Insurance Act. If it appears to the BMA to be desirable in the interests of the clients of a registered person or relevant insurance or reinsurance group, the BMA may also exercise these powers in relation to subsidiaries, parent companies and other affiliates of the registered person or designated insurer or reinsurer.

If the BMA deems it necessary to protect the interests of the policyholders or potential policyholders of an insurer, reinsurer, insurance group or reinsurance group, it may appoint one or more competent persons to investigate and report on the nature, conduct or state of the insurer, reinsurer, insurance group or reinsurance group’s business, or any aspect thereof, or the ownership or control of the insurer, reinsurer, insurance group or reinsurance group. If the person so appointed thinks it necessary for the purposes of his investigation, he may also investigate the business of any person who is or has been, at any relevant time, a member of the insurance group or reinsurance group or of a partnership of which the person being investigated is a member. In this regard, it shall be the duty of every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister, attorney or insurance manager to produce to the person appointed such documentation as he may reasonably require for the purpose of the investigation, and to attend and answer questions relevant to the investigation and to otherwise provide such assistance as may be necessary in connection therewith.

Where the BMA suspects that a person has failed to properly register under the Insurance Act or that a registered person or designated insurer or reinsurer has failed to comply with a requirement of the Insurance Act or that a person is not, or is no longer, a fit and proper person to perform functions in relation to a regulated activity, it may, by notice in writing, carry out an investigation into such person (or any other person connected thereto). In connection therewith, the BMA may require every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister, attorney or insurance manager to make a report and produce such documents in his care, custody and control and to attend before the BMA to answer questions relevant to the BMA’s investigation and to take such actions as the BMA may direct. The BMA may also enter any premises for the purposes of carrying out its investigation and may petition the court for a warrant if: (i) it believes a person has failed to comply with a notice served on him; (ii) there are reasonable grounds for suspecting the incompleteness of any information or documentation produced in response to such notice; or (iii) that its directions will not be complied with or that any relevant documents would be removed, tampered with or destroyed.

If it appears to the BMA that the business of the registered insurer or reinsurer is being conducted in a way that there is a significant risk of the insurer or reinsurer becoming insolvent or unable to meet its obligations to its policyholders, or that the insurer or reinsurer is in breach of the Insurance Act or any conditions imposed upon its registration, or the minimum criteria stipulated in the Insurance Act is not or has not been fulfilled in respect of a registered insurer or reinsurer, or that a person has become a controller without providing the BMA with the appropriate notice or in contravention of a notice of objection, or the registered insurer or reinsurer is in breach of its ECR, the BMA may issue such directions as it deems desirable for safeguarding the interests of the policyholders or potential policyholders of the insurer, reinsurer, insurance group or reinsurance group. The BMA may, among other things, direct an insurer or reinsurer: (i) not to take on any new insurance or reinsurance business; (ii) not to vary any insurance or reinsurance contract if the effect would be to increase its liabilities; (iii) not to make certain investments; (iv) to realize certain investments; (v) to maintain or transfer to the custody of a specified bank, certain assets; (vi) not to declare or pay any dividends or other distributions or to restrict the making of such payments; (vii) to limit its premium income; (viii) not to enter into any specified transaction with any specified persons or persons of a specified class; (ix) to provide such written particulars relating to the financial circumstances of the insurer or reinsurer as the BMA thinks fit; (x) to obtain the opinion of a loss reserve specialist and to submit it to the BMA; and (xi) to remove a controller or officer.

Fit and proper controller

The BMA maintains supervision over the controllers of all registered insurers and reinsurers in Bermuda.

A controller includes: (i) the managing director of the registered insurer, reinsurer or its parent company; (ii) the chief executive of the registered insurer, reinsurer, or of its parent company; (iii) a 10%, 20%, 33% or 50% shareholder controller; and (iv) any person in accordance with whose directions or instructions the directors of the registered insurer, reinsurer, or of its parent company are accustomed to act.

The definition of shareholder controller is set out in the Insurance Act, but generally refers to: (i) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer, reinsurer, or its parent company; (ii) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer, reinsurer, or its parent company; or (iii) a person who is able to exercise significant influence over the management of the registered insurer, reinsurer, or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders’ meeting.

A shareholder controller that owns 10% or more, but less than 20% of the shares as described above is defined as a 10% shareholder controller. A shareholder controller that owns 20% or more, but less than 33% of the shares as described above is defined as a 20% shareholder controller. A shareholder controller that owns 33% or more but less than 50% of the shares as described above is defined as a 33% shareholder controller. A shareholder controller that owns 50% or more of the shares as described above is defined as a 50% shareholder controller.

As our shares are currently not traded on a recognized stock exchange (i.e., private companies), the Insurance Act prohibits any person from becoming a controller of any description, unless he or she has first served on the BMA notice, in writing, stating that he or she intends to become such a controller and the BMA has either, before the end of 45 days following the date of notification, provided notice to the proposed controller that it does not object to his or her becoming such a controller or the full 45 days has elapsed without the BMA filing an objection. A shareholder controller of such insurer or reinsurer shall not reduce or dispose of its holdings such that it will cease to be a 50%, 33%, 20% or 10% shareholder unless that shareholder controller has served on the BMA a notice in writing that it intends to do so. Any person who contravenes the Insurance Act by failing to give notice or knowingly becoming a controller of any description before the required 45 days has elapsed, or disposing of shares and as a result ceasing to be a shareholder controller without notifying the BMA of their intention to do so, is guilty of an offense and liable to a fine of U.S.$25,000 on summary conviction.

Once our shares are traded on a recognized stock exchange, which includes NASDAQ, any person who becomes a 10%, 20%, 33% or 50% shareholder controller of us shall be required, within 45 days, to notify the BMA in writing that he or she has become such a controller. A shareholder controller is also required to serve notice in writing on the BMA within 45 days of reducing or disposing of shares such that it ceases to be a 50%, 33%, 20% or 10% shareholder controller. Any person who fails to give any such notice is guilty of an offence and shall be liable on summary conviction to a fine of U.S.$25,000.

The BMA may file a notice of objection to any person who has become a controller of any description where it appears that such person is not or is no longer, a fit and proper person to be a controller of the registered insurer or reinsurer. Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection and the reasons for which it appears that the person is not or no longer considered a fit and proper person. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA, which shall be taken into account by the BMA in making their final determination. Any person who continues to be a controller of any description after having received a notice of objection shall be guilty of an offense and shall be liable on summary conviction to a fine of U.S.$25,000 (and a continuing fine of U.S.$500 per day for each day that the offense is continuing) or, if convicted on indictment, to a fine of U.S.$100,000 or two years in prison or both.

Notification of material changes

All registered insurers and reinsurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance or reinsurance business being part of a scheme falling within, or any transaction relating to a scheme of arrangement under, Section 25 of the Insurance Act or Section 99 of the Companies Act; (ii) the amalgamation with or acquisition of another firm; (iii) engaging in unrelated business that is retail business; (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance or non-reinsurance business which offers services and products to persons who are not affiliates of the insurer or reinsurer; (v) outsourcing all or substantially all of the company’s actuarial, risk management compliance and internal audit functions; (vi) outsourcing all or a material part of an insurer or reinsurer’s underwriting activity; (vii) the transfer other than by way of reinsurance of all or substantially all of a line of business; (viii) the expansion into a material new line of business; (ix) the sale of an insurer or reinsurer; and (x) outsourcing the role of the chief executive or senior executive performing the duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

No registered insurer or reinsurer shall take any steps to give effect to a material change, unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.

Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue a formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making their final determination.

Notification by registered person of change of controllers and officers

Watford Re, as a Class 4 insurer, is required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the Class 4 insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer or reinsurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Group supervision

The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor. An insurance group is defined as a group of companies that conducts insurance business. The Authority may make such determination where it ascertains that: (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long-term insurer or another class of insurer designated by order of the BMA); (ii) where the insurance group is not headed by a “specified insurer,” where it is headed by a parent company which is incorporated in Bermuda; or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer, or the Designated Insurer, and it shall give to the Designated Insurer and other applicable insurance regulatory authority written notice of its intention to act as group supervisor. Before the BMA makes a final determination whether or not to act as group supervisor, it shall take into account any written representations made by the Designated Insurer submitted within such period as is specified in the notice.

The BMA may exclude any company that is a member of an insurance group from group supervision on the application of the Designated Insurer, or on its own initiative, provided the BMA is satisfied that: (i) the company is situated in a country or territory where there are legal impediments to cooperation and exchange of information; (ii) the financial operations of the company have a negligible impact on insurance group operations; or (iii) the inclusion of the company would be inappropriate with respect to the objectives of group supervision.

The BMA may, on its own initiative or on the application of the relevant Designated Insurer, include within group supervision a company that is a member of the group that is not on the Register of Group Particulars (described below) if it is satisfied the financial operations of the company in question may have a material impact on the insurance group’s operations and its inclusion would be appropriate having regard to the objectives of group supervision.

Once the BMA has been designated as group supervisor, the Designated Insurer must ensure that the insurance group of which it is a member appoints: (i) an individual approved by the

BMA who is qualified as a group actuary to provide an opinion on the insurance group’s insurance technical provisions in accordance with the requirements of Schedule XIV “Group Statutory Economic Balance Sheet” of the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011; and (ii) an auditor approved by the BMA to audit the financial statements of the group.

Pursuant to its powers under the Insurance Act, the BMA will maintain a register of particulars for every insurance group, or the Register of Group Particulars, for which it acts as the group supervisor, detailing the names and addresses of: (i) the Designated Insurer; (ii) each member company of the insurance group falling within the scope of group supervision; (iii) the principal representative of the insurance group in Bermuda; (iv) other competent authorities supervising other member companies of the insurance group; and (v) the insurance group auditors. The Designated Insurer must immediately notify the BMA of any changes to the above details entered on the Register of Group Particulars.

As group supervisor, the BMA will perform a number of supervisory functions including: (i) coordinating the gathering and dissemination of relevant or essential information for going concerns and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out assessments of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above.

The BMA may, for the purposes of group supervision, make rules applying to Designated Insurers which take into account any activities of the insurance group of which they are members or of other members of the insurance group. Such rules may make provision for the assessment of the financial situation of the insurance group; the solvency position of the insurance group (including the imposition of prudential standards in relation to enhanced capital requirements, capital and solvency returns, insurance reserves and eligible capital that must be complied with by the Designated Insurers); the system of governance and risk management of the insurance group; intra-group transactions and risk concentrations; and supervisory reporting and disclosure in respect of the insurance group.

Watford Re was designated by the BMA as a Designated Insurer on May 5, 2017 and as such we are currently subject to group supervision.

Disclosure of information

In addition to powers under the Insurance Act to investigate the affairs of an insurer or reinsurer, the BMA may require certain information from an insurer or reinsurer (or certain other persons) to be produced to the BMA. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda if it is satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities and that such cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.

Cancellation of insurer or reinsurer’s registration

An insurer or reinsurer’s registration may be cancelled by the BMA on certain grounds specified in the Insurance Act. Failure by the insurer or reinsurer to comply with its obligations under the Insurance Act, or if the BMA believes that the insurer or reinsurer has not been carrying on business in accordance with sound insurance or reinsurance principles, would be such grounds.

Certain other Bermuda law considerations

All Bermuda exempted companies are exempt from certain Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, exempted companies may not participate in certain business transactions, including: (i) the acquisition or holding of land in Bermuda except that required for their business held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Economic Development granted in his discretion, land by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of B.D.$50,000 without the consent of the relevant Ministers; (iii) the acquisition of any bonds or debentures secured by any land in Bermuda, other bonds or debentures issued by the Bermuda government or a public authority; or (iv) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Economic Development. Generally, it is not permitted without a special license granted by the Minister to insure or reinsure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

All Bermuda companies must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities.

United States insurance regulation

General

In common with other insurers, our U.S.-based subsidiaries are subject to extensive governmental regulation and supervision in the various states and jurisdictions in which they are domiciled and licensed and/or approved to conduct business. The laws and regulations of the state of domicile have the most significant impact on operations. This regulation and supervision is designed to protect policyholders rather than investors. Generally, regulatory authorities have broad regulatory powers over such matters as licenses, standards of solvency, premium rates, policy forms, marketing practices, claims practices, investments, security deposits, methods of accounting, form and content of financial statements, reserves and provisions for unearned premiums, unpaid losses and loss adjustment expenses, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In addition, transactions among affiliates, including reinsurance agreements or arrangements, as well as certain third-party transactions, require prior regulatory approval from, or prior notice to and no disapproval by, the applicable regulator under certain circumstances. Certain insurance regulatory requirements are highlighted below. In addition, regulatory authorities conduct periodic financial, claims and market conduct examinations.

Increased federal or state regulatory scrutiny could lead to new legal precedents, new regulations, new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results.

Credit for reinsurance

Except for certain mandated provisions that must be included in order for a ceding company to obtain credit for reinsurance ceded, the terms and conditions of reinsurance agreements generally are not subject to regulation by any governmental authority. This contrasts with admitted primary insurance policies and agreements, the rates and terms of which generally are regulated by state insurance regulators.

Certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, provide that only the state in which a primary insurer is domiciled may regulate the financial statement credit for reinsurance taken by that primary insurer.

A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its U.S. statutory-basis financial statements. In general, credit for reinsurance is allowed in the following circumstances: if the reinsurer is licensed in the state in which the primary insurer is domiciled; if the reinsurer is an “accredited” or otherwise approved reinsurer in the state in which the primary insurer is domiciled; in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets certain financial requirements; or if none of the above applies, to the extent that the reinsurance obligations of the reinsurer are collateralized appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.

WIC is an admitted insurer in 50 states and the District of Columbia. WSIC is eligible to issue insurance on an excess and surplus lines basis in 50 states and the District of Columbia, and is an authorized insurer in one state. Watford Re does not expect to become licensed, accredited or so approved in any U.S. jurisdiction.

Holding company acts

All states have enacted legislation that regulates insurance holding company systems. These regulations generally provide that each insurance company in the system is required to register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the system. All transactions within a holding company system affecting insurers must be fair and reasonable. Notice to the state insurance departments is required prior to the consummation of certain material transactions between an insurer and any entity in its holding company system. In addition, certain of such transactions cannot be consummated without the applicable insurance department’s prior approval, or its failure to disapprove after receiving notice. The holding company acts also prohibit any person from directly or indirectly acquiring control of a U.S. insurance company unless that person has filed an application with specified information with the insurance company’s domiciliary commissioner and has obtained the commissioner’s prior approval. Under most states’ statutes, including New Jersey (the state of domicile of our U.S. insurance subsidiaries), acquiring 10% or more of the voting securities of an insurance company or its parent company is presumptively considered an acquisition of control of the insurance company, although such presumption may be rebutted, as was the case for us, with Arch filing a disclaimer of control in connection with WSIC and WIC. Accordingly, any person or entity that acquires, directly or indirectly, 10% or more of our voting securities without the prior approval of the commissioner will be in violation of these laws and may be subject to injunctive action requiring the disposition or seizure of those securities by the commissioner or prohibiting the voting of those securities, or to other actions that may be taken by the commissioner. In 2010, the National Association of Insurance Commissioners, or the NAIC, adopted amendments to the Insurance Holding Company System Regulatory Act and Regulation, which, among other changes, introduce the concept of “enterprise risk” within an insurance holding company system. If and when the amendments are adopted by a particular state, the amended Insurance Holding Company System Regulatory Act and Regulation would impose more extensive informational requirements on parents and other affiliates of licensed insurers or reinsurers with the purpose of protecting them from enterprise risk, including requiring an annual enterprise risk report by the ultimate controlling person identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies. The amended Insurance Holding Company System Regulatory Act also requires any controlling person of a U.S. insurance company seeking to divest its controlling interest in the insurance company to file with the commissioner a confidential notice of the proposed divestiture at least 30 days prior to the cessation of control; after receipt of the notice, the commissioner shall determine those instances in which the parties seeking to divest or to acquire a controlling interest will be required to file for or obtain approval of the transaction. The amended Insurance Holding Company System Regulatory Act and Regulation must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers and reinsurers. To date, every state and the District of Columbia have enacted legislation adopting the amended Insurance Holding Company System Regulatory Act in some form.

Enterprise risk

The NAIC has increased its focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. “Enterprise risk” is defined as any activity, circumstance, event or series of events involving one or more affiliates of an insurer that, if not remedied promptly, is likely to have a material adverse effect upon the financial condition or the liquidity of the insurer or its insurance holding company system as a whole. As noted above, in 2010, the NAIC adopted amendments to its Model Insurance Holding Company System Regulatory Act and Regulation, which include, among other amendments, a requirement for the ultimate controlling person to file an enterprise risk report annually. In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment, or ORSA, Model Act, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC’s ORSA Guidance Manual. The ORSA Model Act provides that domestic insurers, or their insurance group, must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. The ORSA Model Act also provides that, no more than once a year, an insurer’s domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and/or the insurance group of which it is a member. If and when the ORSA Model Act is adopted by an individual state, the state may impose additional internal review and regulatory filing requirements on licensed insurers and their parent companies.

Regulation of dividends and other payments from insurance subsidiaries

The ability of an insurer to pay dividends or make other distributions is subject to insurance regulatory limitations of the insurance company’s state of domicile. Generally, such laws limit the payment of dividends or other distributions above a specified level. Dividends or other distributions in excess of such thresholds are “extraordinary” and are subject to prior regulatory approval. Such dividends or distributions may be subject to applicable withholding or other taxes. See “Management’s discussion and analysis of financial condition and results of operations—Financial condition, liquidity and capital resources—Liquidity and capital resources” and Note 20, “Statutory information,” of the notes accompanying our financial statements.

Insurance regulatory information system ratios

The NAIC Insurance Regulatory Information System, or the IRIS, was developed by a committee of state insurance regulators and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 13 property/casualty industry ratios (referred to as IRIS ratios) and specifies usual ranges and identifies unusual values for each ratio. Departure from the usual values of the IRIS ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business.

Accreditation

The NAIC has instituted its Financial Regulation Accreditation Standards Program, or FRASP, in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce such items in order to become an “accredited” state. If a state is not accredited, other states may not accept certain financial examination reports of insurers prepared solely by the regulatory agency in such unaccredited state. New Jersey, the state in which our insurance subsidiaries are domiciled, is an accredited state.

Risk-based capital requirements

In order to enhance the regulation of insurer solvency, the NAIC adopted in December 1993 a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. These risk-based capital requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; declines in asset values arising from credit risk; and declines in asset values arising from investment risks.

An insurer will be subject to varying degrees of regulatory action depending on how its statutory surplus compares to its risk-based capital calculation. For equity investments in an insurance company affiliate, the risk-based capital requirements for the equity securities of such affiliate would generally be our U.S.-based subsidiaries’ proportionate share of the affiliate’s risk-based capital requirement.

Under the approved formula, an insurer’s total adjusted capital is compared to its authorized control level risk-based capital. If this ratio is above a minimum threshold, no company or regulatory action is necessary. Below this threshold are four distinct action levels at which a regulator can intervene with increasing degrees of authority over an insurer as the ratio of surplus to risk-based capital requirement decreases. The four action levels include: insurer is required to submit a plan for corrective action; insurer is subject to examination, analysis and specific corrective action; regulators may place insurer under regulatory control; and regulators are required to place insurer under regulatory control.

Each of our U.S. subsidiaries’ surplus (as calculated for statutory purposes) is above the risk-based capital thresholds that would require either company or regulatory action.

Guaranty funds and assigned risk plans

Most states require all admitted insurance companies to participate in their respective guaranty funds which cover certain claims against insolvent insurers. Solvent insurers licensed in these states are required to cover the losses paid on behalf of insolvent insurers by the guaranty funds and are generally subject to annual assessments in the states by the guaranty funds to cover these losses. Participation in state-assigned risk plans may take the form of reinsuring a portion of a pool of policies or the direct issuance of policies to insureds. The calculation of an insurer’s participation in these plans is usually based on the amount of premium for that type of coverage that was written by the insurer on a voluntary basis. Assigned risk pools tend to produce losses which result in assessments to insurers writing the same lines on a voluntary basis.

Federal regulation

Although state regulation is the dominant form of regulation for insurance and reinsurance business, the federal government in recent years has shown some concern over the adequacy of state regulation. It is not possible to predict the future impact of any potential federal regulations or other possible laws or regulations on our U.S.-based subsidiaries’ capital and operations, and such laws or regulations could materially adversely affect their business. In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control, or OFAC. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act created the Federal Insurance Office, or FIO, within the Department of Treasury, which is not a federal regulator or supervisor of insurance, but monitors the insurance industry for systemic risk, administers the Terrorism Risk Insurance Program Reauthorization Act of 2015, or TRIPRA, consults with the states regarding insurance matters and develops federal policy on aspects of international insurance matters. In addition, FIO is authorized to assist the Treasury Secretary in negotiating “covered agreements” between the U.S. and one or more foreign governments or regulatory authorities that address insurance prudential measures. Where a state law is inconsistent with a “covered agreement” and provides less favorable treatment to foreign insurers than U.S. companies, the FIO Director may preempt conflicting state law. In 2013, the FIO issued two reports relating to the insurance industry, one on modernization of the insurance regulatory system and one on the impact of Part II of the Nonadmitted and Reinsurance Reform Act of 2010. In December 2014, the FIO issued a report on the vital role that the global reinsurance market plays in supporting insurance in the United States. The impact that these reports will have on the regulation of insurance, if any, is yet to be determined. The Dodd-Frank Act also created a uniform system for non-admitted insurance premium tax payments based on the home state of the policyholder and provides for single state regulation for financial solvency and credit for reinsurance as discussed above.

The Dodd-Frank Act established the Consumer Finance Protection Bureau, or the CFPB, to regulate the offering and provision of consumer financial products and services under federal law. Pursuant to the Dodd-Frank Act, the CFPB is charged with rulemaking and enforcement with respect to enumerated consumer laws. The Dodd-Frank Act also granted to the CFPB certain supervisory powers with respect to “covered persons” and “service providers,” as defined by the Act.

Terrorism Risk Insurance Program Reauthorization Act of 2015

The Terrorism Risk Insurance Act of 2002 was amended and extended again by TRIPRA through December 31, 2020. TRIPRA provides a federal backstop for insurance-related losses resulting from certain acts of terrorism on U.S. soil or against certain U.S. air carriers, vessels or foreign missions. Under TRIPRA, all U.S.-based property and casualty insurers are required to make terrorism insurance coverage available in specified commercial property and casualty insurance lines. Under TRIPRA, the federal government will pay 85% of covered losses after (i) aggregate industry insured losses resulting from the act of terrorism exceeds a statutorily prescribed program trigger, and (ii) an insurer’s losses exceed a deductible determined by a statutorily prescribed formula, up to a combined annual aggregate limit for the federal government and all insurers of $100 billion. The program trigger for calendar year 2015 is $100 million and will increase by $20 million per year until it becomes $200 million in 2020. Beginning January 1, 2016, the 85% federal share will decrease by 1% per year until it becomes 80% in 2020. If an act (or acts) of terrorism result in covered losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses. An insurer’s deductible for each year is based on the insurer’s (together with those of its affiliates) direct commercial earned premiums for property and casualty insurance, excluding certain lines of business such as commercial auto, surety, professional liability and earthquake lines of business, for the prior calendar year multiplied by a specified percentage. The specified percentage for 2015 through 2020 is 20%. Our U.S.-based property and casualty insurers, WIC and WSIC, are subject to TRIPRA.

The Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act of 1999, or the GLBA, which implements fundamental changes in the regulation of the financial services industry in the United States, was enacted on November 12, 1999. The GLBA permits mergers that combine commercial banks, insurers and securities firms under one holding company, a “financial holding company.” Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities, that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities.

Until the passage of the GLBA, the Glass-Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956 had restricted banks from being affiliated with insurers. Since passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may affect our U.S. subsidiaries’ product lines by substantially increasing the number, size and financial strength of potential competitors.

The GLBA also imposes privacy requirements on financial institutions, such as insurance companies, including obligations to protect and safeguard consumers’ nonpublic personal information and records, and limitations on the re-use of such information. Federal regulatory agencies have issued Interagency Guidelines Establishing Information Security Standards, or “Security Guidelines,” and interagency regulations regarding financial privacy, or “Privacy Rule,” implementing sections of GLBA. The Security Guidelines establish standards relating to administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity, and the proper disposal of consumer information. The Privacy Rule limits a financial institution’s disclosure of nonpublic personal information to unaffiliated third parties unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure. The Privacy Rule also requires that privacy notices provided to customers and consumers describe the financial institutions’ policies and practices to protect the confidentiality and security of the information. Many states have enacted legislation implementing GLBA and establishing information security regulation. Many states have enacted privacy and data security laws which impose compliance obligations beyond GLBA, including obligations to protect social security numbers and provide notification in the event that a security breach results in a reasonable belief that unauthorized persons may have obtained access to consumer nonpublic information.

Legislative and regulatory proposals

From time to time, various regulatory and legislative changes have been, and will be, proposed in the insurance and reinsurance industry. Among the proposals that have been considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and the NAIC. In addition, there are a variety of proposals being considered by various state legislatures. Two ongoing areas of work at the NAIC are model rules relating to corporate governance and consideration of enhanced methods of group supervision.

Gibraltar insurance regulation

General

The Gibraltar Financial Services Commission, or the GFSC, regulates insurance and reinsurance companies, firms carrying out insurance mediation activities and insurance managers operating in Gibraltar. Insurance and reinsurance companies operate principally under the Financial Services (Insurance Companies) Act 1987 and, since 1 January 2016, also under the Financial Services (Insurance Companies) (Solvency II Directive) Act 2015. Insurance intermediaries and insurance managers operate principally under the Financial Services (Investment & Fiduciary Services) Act 1989. In addition, insurance companies, intermediaries and managers are subject to a range of further laws and regulations.

On July 28, 2015, WICE was licensed by the GFSC. It holds permissions to write the following classes and is authorized to do business in the following territories:

•	United Kingdom: 3 (Land Vehicles), 10 (Motor Vehicle Liability);

•	France: 1 (Accident), 3 (Land Vehicles), 8 (Fire and Natural Forces), 9 (Damage to Property), 10 (Motor Vehicle Liability), 13 (General Liability); and

•	Ireland: 1 (Accident), 3 (Land Vehicles), 8 (Fire and Natural Forces), 9 (Damage to Property), 10 (Motor Vehicle Liability), 13 (General Liability).

The GFSC’s mission statement states that its mission is “to provide financial services regulation in an effective and efficient manner in order to promote good business, protect the public from financial loss and enhance Gibraltar’s reputation as a quality financial centre.” Underpinning this mission statement, the GFSC’s regulatory objectives are the promotion of market confidence, the reduction of systemic risk, the promotion of public awareness, the protection of the good reputation of Gibraltar, the protection of consumers, the reduction of financial crime.

The GFSC is responsible both for supervising the application of prudential standards and the conduct of firms across the Gibraltar financial services sector. This includes, but is not limited to banks, insurance companies, insurance intermediaries, e-money issuers, payment service institutions, investment firms, fund service providers, funds, fiduciary service providers and auditors.

Gibraltar financial service firms, including insurance and reinsurance companies, which passport their services into another EU member state, are also subject to the conduct and general good provision in that member state, as set out by the host state regulator.

Financial resources

WICE is required to have adequate financial assets and to file quarterly returns to the GFSC. WICE adopts the Standard Formula as postulated under Solvency II to calculate its regulatory solvency capital requirement, or SCR. In addition to this, WICE is required to carry out its own risk and solvency assessment, or ORSA, at least annually, taking into account its specific risk profile and risk appetite to formulate an internal view of the appropriate level of capital.

The calculation of the SCR takes account of market risk, insurance risk (underwriting and reserving), counterparty risk and operational risk. The ORSA also takes accounts of other risks facing the business, such as liquidity risk and group risk.

The GFSC requires insurance and reinsurance companies to maintain an appropriate buffer above the SCR, but this is not prescriptive. The buffer is expected to be appropriate to the risk profile and type of business written.

WICE maintains a level capital which is above both the SCR and the internally derived view of capital required.

Financial services compensation scheme

The Financial Services Compensation Scheme, or FSCS, is a scheme established under FSMA to compensate eligible policyholders of insurance and reinsurance companies who may become insolvent. The FSCS is funded by the levies that it has the power to impose on all insurers and reinsurers. As a motor insurer writing into the U.K. market, WICE contributes to the FSCS.

Motor insurance bureau

The Motor Insurance Bureau in the United Kingdom, or MIB, and the Motor Insurance Bureau Ireland, or MIBI, provide compensation where an individual is injured by an uninsured driver. As an insurance and reinsurance company writing motor business into the U.K. and Ireland, WICE is a member of both the MIB and the MIBI and pays the appropriate levies.

Additional restrictions

When granting a license, the GFSC issues a Notice of Requirements, or NOR, which imposes further restrictions on a licensee over and above those set out in legislation. The key restrictions applicable to WICE include the following:

Restriction on business to be written

WICE is required to obtain prior written approval of the GFSC if it plans to make any significant change to the business that it writes.

Restrictions on transactions with connected parties

WICE is required to obtain prior written consent from the GFSC if it enters into certain transactions with connected parties. This includes: (i) agreements which will result in payments in excess of $40,000; (ii) the acquisition of property in excess of $40,000; (iii) other property-related arrangements including, but not limited to, mortgages, charges and leases above $40,000; (iv) undertaking any liability to meet an obligation of a connected party; (v) loans to connected parties exceeding $40,000; and (vi) entering into or varying a reinsurance agreement with a connected party without giving the GFSC 14 days prior written notice.

Changes to WICE’s operations

WICE must inform the GFSC of any significant change in its insurance or reinsurance arrangements, a change in the name of its bankers or the address of the branch where the account is held, or a change in its auditors.

Provision of information

WICE must send to the GFSC, within 14 days, copies of insurance or reinsurance agreements, agreements for the provision of insurance management services or changes to agreements and new or revised agreements with investment managers.

Restriction on dividends

WICE is required to notify the GFSC of any proposal to declare or pay a dividend and is required to provide relevant financial information which has been considered by its board of directors in considering this proposal. WICE is not permitted to pay any such dividend within 14 days of this notice.

In order to obtain regulatory approval for the payment of a dividend, WICE must demonstrate that it will continue to meet its SCR and its internal view of capital following the payment of such dividend.

Other matters

The NOR imposes a requirement on WICE to comply with certain other matters:

•	A business plan must be submitted prior to December 1 of each financial year;

•	WICE must obtain an annual independent actuarial review of loss reserves;

•	WICE must provide the GFSC with a copy of any management report provided by its auditors within two weeks of receipt;

•	WICE must submit to the GFSC copies of board of director and committee minutes and board of directors and committee packs on a quarterly basis once the meetings have been held; and

•	WICE must hold quarterly meetings of its board of directors.

European Union considerations

Through its authorization in Gibraltar, a British Overseas Territory of the U.K. and therefore able to utilize certain rights available to Member States of the EU, WICE’s authorization is recognized throughout the European Economic Area, subject only to certain notification and application requirements. This authorization enables WICE to provide services or to establish a branch in any other Member State of the EU, where such entity will be subject to the insurance regulations of each such Member State with respect to the conduct of its business in such Member State, but remain subject only to the financial, prudential and operational supervision by the GFSC. The framework for the passporting of services and the establishment of branches in Member States of the EU was generally set forth, and remains subject to, directives adopted by the Council, the legislative body of the European Union, which directives are then implemented in each Member State. WICE currently passports under the Freedom of Services provisions into the United Kingdom, France and Ireland.

The recent U.K. referendum in favor of an exit from the European Union, commonly referred to as “Brexit,” may adversely impact our European operations by limiting or removing WICE’s current ability to flexibly transact insurance business across the borders of European Union members. Alternative avenues to distribute our insurance products in Europe exist but may prove to be more costly and/or less economical, and a reduction in premium writings from Europe would have an adverse effect on our business, financial condition and results of operations.

Management

The following table sets forth the names, ages as of December 31, 2016 and positions of the individuals who will serve as our directors and executive officers upon the completion of this public offering.

Name	Age	Title and Position

Executive Officers and Directors
John F. Rathgeber	62	Chief Executive Officer and Director
Walter Harris	65	Chairman of the Board and Director
Francois Chavel	70	Director
Marc Grandisson	49	Director
Nicolas Papadopoulo	54	Director
Garth Lorimer Turner	50	Director
Robert Hawley	47	Chief Financial Officer
Jon Levy	41	Chief Risk Officer
Laurence B. Richardson, II	58	Chief Operating Officer
Alexandre Scherer	49	Chief Executive Officer, WSIC and WIC

Biographical information

Biographical information on our directors and executive officers is set forth below.

John Rathgeber, Chief Executive Officer and Director.  Mr. Rathgeber has served as our Chief Executive Officer and director since January 2014 and also serves as a member of our strategy committee. From October 2009 to January 2014, Mr. Rathgeber was Vice Chairman of the Arch Worldwide Reinsurance Group and Chairman of Arch Reinsurance Company. He served as President and Chief Executive Officer of Arch Reinsurance Company for eight years beginning with its formation in December 2001. Prior to joining Arch Reinsurance Company, Mr. Rathgeber was Executive Vice President of the Financial Solutions Business Unit of St. Paul Re, the reinsurance operation of the St. Paul Companies. From 1996 until 1998, he served as Senior Vice President in the Non-Traditional Underwriting Department of F&G Re Inc., the reinsurance operation of USF&G Corp., and from November 1992 until 1996, Mr. Rathgeber was Vice President of Non-Traditional reinsurance at F&G Re. Mr. Rathgeber started his career at Prudential Re, the reinsurance operation of The Prudential Insurance Company of America, in 1980 and worked there until 1992. During that time, he held various underwriting positions and was also a director in Prudential Re’s Actuarial Department. He is a former Chairman of the Reinsurance Association of America and currently serves on its board of directors. Mr. Rathgeber received a B.A. from Williams College. He is a Chartered Property and Casualty Underwriter, a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

We believe Mr. Rathgeber’s qualifications to serve on our board of directors include his many decades of insurance and reinsurance industry executive-level leadership and underwriting experience as well as his actuarial expertise.

Walter Harris, Chairman of the Board and Director.  Mr. Harris has served as our Chairman of the Board and director since March 2014 and also serves as a member of our strategy committee. Since October 2014, Mr. Harris has been President and Chief Executive Officer of FOJP Service Corporation, a provider of insurance and risk management advisory services to major healthcare organizations, and President and Chief Executive Officer of Hospitals Insurance Company, Inc., a provider of medical professional liability insurance to physicians and hospitals. Before joining FOJP Service Corporation and Hospitals Insurance Company, Mr. Harris served as Senior Advisor and Vice Chairman Emeritus to Alliant Insurance Services, Inc., one of the largest insurance brokerage firms in the United States from December 2010 to May 2013. Prior to joining Alliant, he served as Chairman and Chief Executive Officer of T&H Group, one of the largest privately held insurance brokerage firms in the United States, from 1980 until its acquisition by Alliant in 2010. Mr. Harris has also served as an advisor to investors in insurance entities as well as special counsel to several major insurance coverage litigations. He is currently a director of Loews Corp. and chairman of its audit committee. Mr. Harris received a B.A. from Stanford University, a J.D. from the University of California, Berkeley and an LLM in Taxation from the N.Y.U. School of Law.

We believe Mr. Harris’s qualifications to serve on our board of directors include his extensive background in the insurance industry, substantial board experience and his broad strategic and operational leadership.

Francois Chavel, Director.  Mr. Chavel has served as our director since March 2014. Mr. Chavel most recently served as Chairman and Chief Executive Officer of AXA America Corporate Solutions, the U.S. P&C insurance operation of AXA S.A., and its subsidiaries from February 2003 to February 2007. Mr. Chavel was responsible for winding down approximately $2 billion of reinsurance/insurance liabilities after AXA S.A. decided to exit the reinsurance and P&C insurance businesses in the United States. Prior to his role at AXA, Mr. Chavel served as Director, President, Chief Executive Officer and Chairman of the Executive Committee of SOREMA N.A. Holding Group, which was the reinsurance arm of the largest mutual insurance group in France prior to its sale to SCOR Group, a French-based group of financial services companies, primarily focused on reinsurance, in 2001. Prior to SOREMA, Mr. Chavel served as Executive Vice President and Chief Operating Officer of SCOR US Corp, SCOR Group’s provider of insurance and reinsurance in the United States, in addition to holding various other positions from 1973 until 1988. Mr. Chavel received an M.S. from École Supérieure des Travaux Publics in Paris, France.

We believe Mr. Chavel’s qualifications to serve on our board of directors include his broad and deep knowledge of the insurance and reinsurance industry, earned through many years of executive-level insurance and reinsurance industry leadership.

Marc Grandisson, Director.  Mr. Grandisson has served as our director since March 2014 and also serves as a member of our strategy committee. Mr. Grandisson has served as President and Chief Operating Officer of Arch Capital Group Ltd. since January 1, 2016. Prior to that, he was the Chairman and Chief Executive Officer of Arch Worldwide Reinsurance Group, Arch Capital Group Ltd.’s reinsurance operations, from 2005 until 2015 and the Chairman and Chief Executive Officer of Arch Worldwide Mortgage Group, Arch Capital Group Ltd.’s global mortgage insurance and reinsurance operations, from February 2014 until December 2015. Prior to November 2005, he served in a number of positions at Arch Reinsurance Ltd., Arch Capital Group Ltd.’s Bermuda-based specialty P&C reinsurer, including as President from April 2004 until November 2005, Chief Executive Officer from February 2005 until November 2005, Chief Operating Officer from April 2004 to February 2005 and Senior Vice President, Chief Underwriting Officer and Chief Actuary from October 2001 until March 2004. From March 1999 until October 2001, Mr. Grandisson was employed as Vice President and actuary of the reinsurance division of Berkshire Hathaway. From July 1996 until February 1999, Mr. Grandisson was employed as Vice President-Director of F&G Re Inc., the reinsurance operation of USF&G Corp. From July 1994 until July 1996, Mr. Grandisson was employed as an actuary for F&G Re Inc. Prior to that, Mr. Grandisson was employed as an actuarial assistant of Towers

Watson. Mr. Grandisson received a B.Sc. from Université Laval in Canada and an M.B.A. degree from The Wharton School of the University of Pennsylvania. He is also a Fellow of the Casualty Actuarial Society.

We believe Mr. Grandisson’s qualifications to serve on our board of directors include his many years of executive-level reinsurance industry leadership, his broad and deep insurance and reinsurance industry underwriting experience and his actuarial expertise.

Nicolas Papadopoulo, Director.  Mr. Papadopoulo has served as our director since March 2014. Since July 2014, Mr. Papadopoulo has served as the Chief Executive Officer of Arch Reinsurance Group, an officer position of Arch Capital Group Ltd. Mr. Papadopoulo also serves as a member of our strategy committee. Prior to July 2014, Mr. Papadopoulo served as President and Chief Executive Officer of Arch Reinsurance Ltd. since November 2005. Prior to November 2005, Mr. Papadopoulo served as chief underwriting officer of Arch Reinsurance Ltd. from October 2004. Mr. Papadopoulo joined Arch Reinsurance Ltd. in December 2001 as Senior Global Property Underwriter. Prior to joining Arch Reinsurance Ltd., he held various positions at Sorema N.A. Reinsurance Group, a U.S. subsidiary of Groupama S.A., a Paris-based global insurance group, from 1990, including Executive Vice President and Chief Underwriting Officer beginning in 1997. Prior to 1990, Mr. Papadopoulo was an insurance examiner with the Ministry of Finance, Insurance Department, in France. Mr. Papadopoulo graduated from École Polytechnique in France in 1986 and École Nationale de la Statistique et de l’Administration Économique in France with the French equivalent of a Ph.D. in 1989. He is also a member of the International Actuarial Association and a fellow at the French Actuarial Society.

We believe Mr. Papadopoulo’s qualifications to serve on our board of directors include his many years of executive-level reinsurance industry leadership, his deep insurance and reinsurance industry underwriting experience as well as his actuarial expertise.

Garth Lorimer Turner, Director.  Mr. Lorimer Turner has served as our director since March 2014. Mr. Lorimer Turner currently serves as Co-Founder and Director of Cohort Limited, a Bermuda company founded in July 2012 which provides corporate management and consultancy services to offshore companies and funds and acts as a Trading Member of the Bermuda Stock Exchange. From August 2001 to July 2012, Mr. Lorimer Turner served as Managing Director of Jupiter Asset Management (Bermuda) Limited, a wholly-owned subsidiary of Jupiter Fund Management Plc, a leading U.K. fund management group listed on the London Stock Exchange with products that range from unit trusts to investment companies and offshore funds. Mr. Lorimer Turner received an LL.B. from the University of Southampton, England and Law Society Finals from the College of Law at Lancaster Gate in London. Mr. Lorimer Turner is a qualified lawyer in England & Wales and Hong Kong and a Bermuda qualified barrister and attorney.

We believe Mr. Lorimer Turner’s qualifications to serve on our board of directors include his extensive experience in the investment and broader financial services industries and his general financial and business acumen, all of which have provided him with significant expertise relevant to our business model which combines insurance and reinsurance underwriting with an investment strategy designed to complement our target business mix.

Robert Hawley, Chief Financial Officer.  Mr. Hawley has served as our Chief Financial Officer since July 2015. Mr. Hawley has close to 20 years of professional experience in public accounting and reinsurance. Prior to joining our company, he held the position of Vice President, Corporate Treasury Manager at XL Group Ltd. from January 2010 to July 2014. At

XL Group Ltd., he was responsible for capital and collateral management, including debt capital market and credit facility transactions. From 2006 to 2009, Mr. Hawley worked at RenaissanceRe Holdings Ltd., Bermuda, as the Assistant Treasurer where his role included treasury, rating agency and investor relations management. From 2002 to 2006, he worked as Assistant Vice President, Account Executive at Marsh & McLennan Companies Inc., Bermuda and was responsible for management of several Fortune 500 captive insurance companies. Prior to that, Mr. Hawley was a Corporate Advisory Services Manager at KPMG LLP, London, Canada, from 1995 to 2002. Mr. Hawley is a Chartered Professional Accountant, Chartered Accountant and a member of the Chartered Professional Accountants of Ontario, Canada. Mr. Hawley received an Advanced Business Accounting Diploma from Fanshawe College, Ontario, Canada.

Jon Levy, Chief Risk Officer.  Mr. Levy has served as our Chief Risk Officer since March 2014. Mr. Levy has over 18 years of insurance experience, most recently with Endurance Specialty Holdings Ltd., where he worked from July 2008 to March 2014, most recently serving as Senior Vice President and Chief Pricing Actuary of Global Insurance. His prior roles within Endurance include Chief Pricing Actuary of Bermuda Insurance, after joining Endurance in 2008 as its Corporate Actuary. Prior to Endurance, Mr. Levy was a Senior Consultant at Tillinghast (now Towers Watson) in Philadelphia where he provided consulting services for domestic and international insurers and reinsurers, as well as asbestos and pollution liability analyses for corporate and insurance clients. Prior to Tillinghast, Mr. Levy spent five years with ACE INA in Philadelphia, including three years in its run-off claims division, Brandywine Holdings. Mr. Levy holds an A.B. from Lafayette College. He is also a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

Laurence B. Richardson, II, Chief Operating Officer.  Mr. Richardson has served as our chief operating officer since January 2017. From March 2012 to January 2017, he held the position of Senior Vice President–Capital Markets at Arch Capital Group Ltd., where he primarily focused on convergence transactions through which reinsurance risk is transferred to capital markets investors. In such capacity, Mr. Richardson was involved in the formation and launch of our company. Mr. Richardson was seconded to our company by Arch Capital Group Ltd. from July 1, 2016 to January 3, 2017. Prior to joining Arch Capital Group Ltd., Mr. Richardson held the position of Senior Vice President in the Ventures Group at RenaissanceRe, which develops and structures non-traditional reinsurance products, makes strategic investments and creates and manages RenaissanceRe’s joint ventures and other managed vehicles, including Top Layer Re, DaVinci Re, Timicuan Re, Starbound Re-I, Starbound Re-II and Channel Re. Mr. Richardson had joined RenaissanceRe in mid-2001.

Prior to joining RenaissanceRe, Mr. Richardson was an investment banker with over 15 years of experience in the structured products and securitization arena, having been employed at a number of nationally recognized Wall Street firms, including the investment banks of E. F. Hutton & Co., Donaldson, Lufkin & Jenrette Securities Corporation, and Alex Brown & Sons, Incorporated and prior thereto was an attorney with the law firm Thacher, Proffitt & Wood LLP. Mr. Richardson graduated from the University of Virginia with both B.S. and J.D. degrees.

Alexandre Scherer, Chief Executive Officer of WSIC and WIC.  Alexandre Scherer has served as the President and Chief Executive Officer of WSIC and WIC since September 2015 and August 2016, respectively. He is the head of our U.S. insurance operations. Mr. Scherer has over 23 years of experience in the insurance and reinsurance industry, including 11 years with AXA Insurance Company, a subsidiary of AXA S.A., of which he served eight years as President, Chief Executive Officer and director, as well as three years as Executive Vice President and

Chief Operating Officer. Mr. Scherer also served as President and Chief Executive Officer, as well as Executive Vice President and Chief Operating Officer, of AXA Liabilities Managers, Inc., a subsidiary of AXA S.A. specializing in non-life insurance and reinsurance legacy business acquisition and management. Prior to that, he served as Vice President, Alternative Risk Transfer Underwriter, as well as Risk Manager, at AXA Reinsurance Company. Mr. Scherer also served as Second Vice President of Sorema North America and Underwriter and Head of Alternative Risk Transfer of Sorema SA. Mr. Scherer holds a degree of Diplome d’Ingenieur from École Centrale Paris in France. He is a Qualified Actuary from the French Actuaries Institute (France) and a Member of the American Academy of Actuaries.

Director independence

The listing standards of the NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. In addition, the listing standards of the NASDAQ Stock Market require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that the compensation committee members satisfy independence criteria set forth in Rule 5605(d) of the NASDAQ Stock Market rules. The listing standards of the NASDAQ Stock Market further provide that a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has affirmatively determined that  meet the definition of “independent director” under the applicable rules of the NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including beneficial ownership of our common shares. As a result, in accordance with listing standards of the NASDAQ Stock Market, a majority of our directors are independent.

Family relationships

There is no family relationship between any director or executive officer and any other director or executive officer or any person nominated to become a director or executive officer.

Board composition

Our business and affairs are managed under the direction of our board of directors, which, pursuant to the common shareholders agreement, is comprised of seven directors. Any director may be removed by the shareholders for cause (as such term is defined in the bye-laws) upon the affirmative vote of the holders of a majority of the total combined voting power of the issued and outstanding shares entitled to vote for the election of directors. Additionally, directors appointed by Arch may be removed by Arch without cause.

Upon the completion of this public offering, in accordance with the terms of our bye-laws, our board of directors will be divided into three classes, designated Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our bye-laws further provide that the authorized number of directors may be increased by resolution adopted by the affirmative vote of a majority of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Pursuant to the terms of our bye-laws and the common shareholders agreement entered into in connection with our original private placement in March 2014, Arch is entitled to appoint two individuals to our board of directors. See “Certain relationships and related party transactions—Common shareholders agreement—Arch board seats” and “Description of share capital—Certain bye-law provisions—Number of directors.” Marc Grandisson and Nicolas Papadopoulo have been appointed by Arch to our board of directors in accordance with our bye-laws and the common shareholders agreement.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Committees of the board of directors

Our board of directors has an audit committee, compensation committee, investment committee, risk committee, strategy committee and underwriting committee and will establish a nominating and corporate governance committee upon the completion of this public offering. Our board of directors may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors has the composition and responsibilities described below.

Audit committee

Upon the completion of this public offering, our audit committee will consist of  ,  and  .  will serve as the chairperson of our audit committee. Our board of directors has determined that  ,  and satisfy the criteria for “independence” under Rule 10A-3 under the Exchange Act and the applicable listing standards established by the NASDAQ Stock Market. Our audit committee, pursuant to its written charter, among other things, assists the board of directors in the oversight of: (i) the integrity of our financial statements; (ii) the effectiveness of the internal control over financial reporting; (iii) the independent auditor’s qualifications and independence; (iv) the performance of our internal audit function; (v) our compliance with legal and regulatory requirements; and (vi) the performance of our compliance function.

We expect that  will be designated as our “audit committee financial expert,” as that term is defined in the rules of the SEC.

Compensation committee

Upon the completion of this public offering, our compensation committee will consist of  ,  and  .  will serve as the chairperson of our compensation committee. Our board of directors has determined that  ,  and   satisfy the criteria for “independence” under the applicable listing standards established by the NASDAQ Stock Market. Our compensation committee, pursuant to its written charter, among other things, assists the board of directors’ responsibility with respect to the oversight of: (1) setting the compensation of our executive officers; (2) reviewing and making recommendations to the full board of directors regarding compensation of the board of directors; and (3) performing such other duties and responsibilities as may be consistent with the provisions of its charter.

Nominating and corporate governance committee

Upon the completion of this public offering, our board of directors will establish a nominating and corporate governance committee, which will comprise  ,  and  .  will serve as the chairperson of our nominating and corporate governance committee. Our board of directors has determined that  ,   and   satisfy the criteria for “independence” under the applicable listing standards established by the NASDAQ Stock Market. The nominating and corporate governance committee, pursuant to its written charter, among other things, will be responsible for: (1) identifying individuals qualified to become members of our board of directors and recommending candidates for election to our board of directors; (2) reviewing the composition of the board of directors and its committees; (3) developing and recommending to the board of directors corporate governance guidelines that are applicable to us; and (4) and leading the board of directors in its annual review of performance.

Investment committee

Upon the completion of this public offering, our investment committee will consist of  , Walter Harris, John Rathgeber and Marc Grandisson.  will serve as the chairperson of the investment committee. Each member of the investment committee has knowledge or experience relating to corporate and other financial matters. Our investment committee, pursuant to its written charter, among other things, oversees the board of directors’ responsibilities relating to our investing affairs and recommends to the board of directors financial policies, strategic investments and overall investment policy, including review of manager selection, benchmarks, risk components and investment performance.

Risk committee

Upon the completion of this public offering, our risk committee will consist of  , Nicolas Papadopoulo, Garth Lorimer Turner and John Rathgeber. Garth Lorimer Turner will serve as the chairperson of the risk committee. Each member of the risk committee has knowledge or experience relating to investment risk, underwriting risk, and operational risk. Our risk committee, pursuant to its written charter, among other things, oversees our board of directors’ responsibilities related to overall risk appetite, risk tolerances, and risk policies.

Strategy committee

Upon the completion of this public offering, our strategy committee will consist of John Rathgeber, Walter Harris, Nicolas Papadopoulo and Francois Chavel. John Rathgeber will serve as the chairperson of the strategy committee. Our strategy committee, pursuant to its written charter, manages our strategic direction within limits agreed, from time to time, with the board of directors. Subject to the foregoing, the strategy committee has primary authority for our strategy and operations, except for those matters reserved to the board of directors or any board committee, from time to time.

Underwriting committee

Upon the completion of this public offering, our underwriting committee will consist of Nicolas Papadopoulo, John Rathgeber and Francois Chavel. Nicolas Papadopoulo will serve as the chairperson of the underwriting committee. Our underwriting committee, pursuant to its written charter, among other things, assists the board of directors in reviewing and evaluating our policies, guidelines, performance, risk management, processes and procedures relating to our underwriting risks.

Director compensation

Prior to this offering, we paid an annual cash retainer to Margaret Cannella (who passed away in November 2016), Francois Chavel and Garth Lorimer Turner of $90,000 per year for their service as members of the board of directors and any committees thereof. We also paid an annual cash retainer to Walter Harris of $125,000 per year for his service as chairman of the board of directors and any committees thereof. We did not pay any cash or equity director compensation to John Rathgeber, as he is compensated as an employee of our company. Prior to this offering, we also have not paid any cash or equity compensation to directors appointed by Arch to serve on our board of directors. All directors were reimbursed for reasonable out-of-pocket expenses incurred for their service as members of the board of directors and any committees of the board of directors.

Upon the completion of this public offering, each of our directors (other than Mr. Rathgeber and  ) will receive the following compensation for services as a director:

•	An annual cash retainer of $ , commencing upon the completion of this offering and prorated for 2017; and

•	An annual grant of pursuant to the 2017 Plan.

The chairman of our board of directors and directors serving as a chairperson of any of our standing committees will each receive an additional annual cash retainer of $   per committee. We will reimburse our directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of directors and committee meetings.

The table below indicates the elements and total value of all compensation earned by directors who served on our board of directions in the fiscal year ended December 31, 2016.

2016 Director Summary Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

John F. Rathgeber	$0						$0
Walter Harris	$125,000						$125,000
Margaret Cannella(1)	$90,000						$90,000
Francois Chavel	$90,000						$90,000
Marc Grandisson	$0						$0
Nicolas Papadopoulo	$0						$0
Garth Lorimer Turner	$90,000						$90,000

(1)	Ms. Cannella served as a director from March 2014 until she passed away on November 24, 2016.

Compensation committee interlocks and insider participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of another entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

Upon the completion of this public offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NASDAQ Stock Market. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NASDAQ Stock Market.

Executive compensation

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation.

Compensation policies and practices and risk management

When establishing and reviewing our compensation philosophy and programs, we consider whether such programs align the interests of our directors and officers with our interests and those of our shareholders and whether such programs encourage unnecessary or excessive risk taking. Base salaries are fixed in amount and, consequently, we do not see them as encouraging risk taking. Employees are also eligible to receive a portion of their total compensation in the form of annual cash bonus awards. While the annual cash bonus awards focus on achievement of annual goals and could encourage the taking of short-term risks at the expense of long-term results, our annual cash bonus awards may represent only a portion of eligible employees’ total compensation and are tied to both corporate performance measures and the executive officer’s individual performance and are at the discretion of our compensation committee. We believe that the annual cash bonus awards appropriately align the interests of our directors and officers with our interests and those of our shareholders and balance risk with the desire to focus eligible employees on specific goals important to our success and do not encourage unnecessary or excessive risk taking.

Upon the completion of this public offering, we will also provide our named executive officers and other members of senior management long-term equity awards to help further align their interests with our interests and those of our shareholders. See “—Summary compensation table” below for information regarding our named executive officers and “—2017 Plan” below for additional discussion regarding our equity incentive plan. We believe that these awards will not encourage unnecessary or excessive risk taking, since the awards will generally be provided at the beginning of an employee’s tenure or at various intervals to award achievements or provide additional incentive to build long-term value and will generally be subject to vesting schedules to help ensure that executives and members of senior management have significant value tied to our long-term corporate success and performance.

We believe our compensation philosophy and programs encourage employees to strive to achieve both short- and long-term goals that are important to our success and building shareholder value, without promoting unnecessary or excessive risk taking. We will review our compensation policies and practices periodically to determine whether such policies and practices are appropriate in light of our risk management objectives.

Summary compensation table

The following table shows the compensation earned by John F. Rathgeber, Robert Hawley and Jon Levy (collectively, the “named executive officers”) for the year ended December 31, 2016.

Our compensation packages for our named executive officers primarily consist of salary and annual bonuses.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

John F. Rathgeber	2016
Chief Executive Officer
Robert Hawley	2016
Chief Financial Officer
Jon Levy	2016
Chief Risk Officer

2017 Plan

In connection with the completion of this public offering, we intend to adopt the 2017 Plan to be effective immediately prior to the date the offering is consummated. We will provide information concerning the 2017 Plan in an amendment to this registration statement.

Employment agreements

Although we currently have employment agreements with each of our executive officers, we intend to enter into new agreements prior to the completion of this public offering which will supersede and replace existing employment agreements. We are still in the process of developing, approving and implementing the agreements and will describe the material terms of our employment arrangements with executive officers in this section when those terms are known.

401(k) plan

We offer a tax-qualified 401(k) plan to all employees (including our named executive officers) for retirement savings. Under this plan, employees are allowed to defer and invest up to 100% of their cash earnings, subject to the maximum 401(k) contribution amount (which, in 2016, was $18,000 for those under 50 years of age and $24,000 for those 50 years of age or older). Contributions can be invested in a diversified selection of mutual funds.

In order to encourage participation and to provide a retirement planning benefit to employees, we also provide a discretionary profit sharing contribution of 4% of an employees’ eligible compensation, provided that profit share contributions are limited to the lesser of 4% of an employee’s compensation or, in 2016, $9,000. All new employee contributions are fully vested immediately upon entry to the plan.

Principal shareholders

The following table sets forth certain information regarding the beneficial ownership of our common shares as of March 31, 2017 and immediately after the closing of this offering, by:

•	each person who is known by us to beneficially own more than 5% of our common shares;

•	each of our directors;

•	each of the named executive officers; and

•	all of our directors and executive officers as a group.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on 22,682,875 common shares outstanding as of March 31, 2017. The table below assumes that there are  common shares outstanding immediately following the closing of this offering. We have assumed for purposes of the table below that the underwriters will not exercise their option to purchase additional shares.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days of March 31, 2017. The table does not include 1,704,691 common shares that are issuable upon the exercise of warrants outstanding as of March 31, 2017, as these warrants will not become exercisable until the completion of this offering. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by the beneficial owner.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda.

Name and address of beneficial owner	Common shares beneficially owned before offering		Common shares beneficially owned after offering
	Number	Percentage	Number	Percentage

Arch Reinsurance Ltd.	2,500,000	11.0%
Named executive officers and directors:
John F. Rathgeber	12,500	*
Walter Harris	27,500	*
Nicolas Papadopoulo	62,500	*
Marc Grandisson	125,000	*
Laurence B. Richardson, II	2,500	*
Francois Chavel
Robert Hawley
Jon Levy
Garth Lorimer Turner
All named executive officers and directors as a group:	230,000	1.0%

*	Denotes less than 1%.

Certain relationships and related party transactions

Agreements with Arch

We and/or our operating subsidiaries have entered into agreements with Arch as described below.

Services agreements

Services agreements with our operating subsidiaries.  Our operating subsidiaries have entered into services agreements with Arch. Specifically, each of Watford Re and WICE has entered into a separate services agreement with Arch Underwriters Ltd., or AUL, and each of WSIC and WIC has entered into a separate services agreement with Arch Underwriters Inc., or AUI. Under the services agreements, AUL or AUI, as applicable, has the exclusive right to source, manage and supervise our underwriting portfolios and has agreed to provide the services and exercise the authorities specified therein, including, but not limited to: (i) soliciting and negotiating insurance and reinsurance contracts; (ii) with respect to Watford Re and WICE, providing underwriting recommendations and approvals/disapprovals of underwriting; (iii) retaining service providers in the ordinary course and establishing fees to be paid to such service providers by us or for our account in connection with services as may be needed from time to time; (iv) with respect to Watford Re and WIC, maintaining on our behalf, with our funds or letters of credit, any collateral accounts required in support of our reinsurance business underwritten pursuant to the services agreements; (v) invoicing and collections with respect to insurance and reinsurance for WSIC, WIC and WICE, actuarial assistance, loss reserve recommendations, claims management or, with respect to WSIC and WIC, claims recommendation services, and other administrative services with respect to our underwriting business; and (vi) making available certain employees who underwrite and bind contracts on our behalf in accordance with the agreed underwriting guidelines (provided that with respect to WSIC and WIC, certain functions are required to be performed by certain officers of WSIC and WIC).

Each services agreement has an initial term ending on December 31, 2020. Thereafter, the term will continue to renew for successive five-year periods unless either party gives notice to not renew at least 24 months before the end of the then-current term. Each services agreement is subject to termination upon the occurrence of certain events, including, without limitation (i) termination by us (x) upon a downgrade by the applicable rating agency of our rating below “A-” (or equivalent) caused primarily by and attributed to actions of AUL or AUI, as applicable, (unless such downgrade would not be reasonably likely to have an adverse effect on our ability to write business), (y) if AUL or AUI, as applicable, intentionally breaches the underwriting guidelines and such breach could reasonably be expected to have a material adverse effect on us, subject to a cure period, or (z) if AUL or AUI, as applicable, fails to exercise the standard of care set forth in the services agreement, subject to a cure period, and (ii) termination by AUL or AUI, as applicable (x) upon any material failure by us to comply with certain obligations set forth in the services agreement, subject to a cure period, (y) upon the non-payment by us of a material amount due to AUL or AUI, as applicable, under the services agreement, subject to a cure period, or (z) in the event that AUL or AUI, as applicable, determines that the termination of such services agreement is necessary or advisable to comply with any current or future laws, rules, regulations or legal requirements applicable to AUL or AUI, as applicable.

Under the services agreements, we have agreed to indemnify AUL or AUI, as applicable, and their members, managers, officers, partners, affiliates and employees from and against losses suffered or sustained by such parties except to the extent such losses resulted from an action or inaction, or mistake of judgment, taken by any such party that constituted fraud, gross negligence or intentional misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction. Neither of AUL or AUI, as applicable, nor their members, managers, officers, partners, affiliates or employees are liable to us for any losses suffered by us in connection with any matters to which the services agreements relate, including, but not limited to, underwriting losses, except those losses resulting from (x) their gross negligence or intentional misconduct or (y) material intentional breaches of the underwriting guidelines, subject to a cure period.

Under each services agreement, we have agreed to pay AUL or AUI, as applicable, certain fees, including the following:

•	Underwriting fees.

•	Under the services agreement pursuant to which AUL provides services to Watford Re, AUL receives an underwriting fee payable quarterly in arrears and calculated based on net earned premium.

•

Under the services agreements pursuant to which AUL or AUI, as applicable, provides services to WSIC, WIC and WICE, AUL or AUI, as applicable, receives an underwriting fee payable quarterly in arrears and calculated based on gross earned premium.

•	Profit commissions.

•

Under the services agreement relating to Watford Re, AUL receives a profit commission for each underwriting year, calculated annually, earned over four years and paid in arrears and thereafter adjusted annually over the ensuing fifteen years. The profit commission for any underwriting year is payable only if for the contracts bound by us or on our behalf for such underwriting year and the contracts ceded to us by Arch for such underwriting year (i) (a) the sum of losses, loss adjustment expenses, extra-contractual obligations and acquisition expenses, less (b) the sum of underwriting investment income and, in the case of reinsurance, net retrocessional recoveries, is less than (ii) a specified percentage of net earned premium, and in such event the amount of the profit commission will be one-half of the amount by which (ii) exceeds (i) (but not less than zero). Net retrocessional recoveries are the amount, if greater than zero, by which ceded loss exceeds premiums and commissions on business we retrocede to third parties. Underwriting investment income is based on the product of cash flows related to underwriting and claims activity and a thirteen-month average of certain United States Treasury note rates, but not less than zero.

•

Under the services agreements relating to WSIC, WIC and WICE, AUL or AUI, as applicable, receives a profit commission for each underwriting year, calculated annually, earned over four years and paid in arrears and thereafter adjusted annually over the ensuing fifteen years. The profit commission for any underwriting year is payable only if for the contracts issued by or on behalf of WSIC, WIC or WICE, as applicable, for such underwriting year (i) (a) the sum of losses, loss adjustment expenses, extra-contractual obligations and acquisition expenses, less (b) underwriting investment income, is less than (ii) a specified percentage of net earned premium (net of earned premium ceded under outward reinsurance), and in such event the amount of the profit commission will be one-half of the amount by which (ii) exceeds (i) (but not less than zero). Underwriting investment income is based on the product of cash flows related to underwriting and claims activity and a thirteen-month average of certain United States Treasury note rates, but not less than zero.

•

Profit commissions on quota share cessions of business from WSIC, WIC and WICE to Watford Re are payable to AUL by Watford Re. Such cessions are deducted in the computations of profit commissions paid by WSIC, WIC and WICE.

•

In certain circumstances, including, among others, if we direct the services provider to take any actions or make any changes that we believe are necessary to satisfy a rating agency requirement and such actions or changes are inconsistent with the underwriting guidelines, the services provider may elect, within five business days of the later of the day such business is bound or the services provider becomes aware of such business, to exclude any underwriting results arising from such business from the determination of its profit commission.

•	With regard to loss portfolio transfers or other non-traditional business, the profit commissions may be based on net cash received rather than net earned premium.

•	Run-off fee. AUL or AUI, as applicable, is also entitled to receive a run-off fee after termination of the applicable services agreement (except where termination is due to willful breaches by the services provider of underwriting guidelines or if the services provider is unable to service in-force business post-termination) in respect of its post-termination servicing of pre-termination business equal to a specified percentage per quarter, payable in arrears, of the average unearned premiums and loss reserves for pre-termination business in-force during such quarter. At our option we may seek competitive quotes for run-off services, and in such case the run-off fee will be adjusted accordingly (up or down).

In addition, under the services agreement with Watford Re, Watford Re pays a designated employee fee equal to the product of (i) the retained percentage under the outward retrocession agreement from Watford Re to ARL and (ii) a specified fixed amount per annum per designated employee in respect of the services of the employees that Arch makes available to Watford Re. The amount of this fee is deducted from the underwriting fee otherwise due under the Watford Re services agreement. Under the services agreements with WSIC, WIC and WICE, our subsidiary reimburses AUL or AUI, as applicable, based on a factor of the compensation of employees made available to our subsidiary.

In addition, under each of the services agreements, we are required to reimburse AUL or AUI as applicable, for certain other expenses described in the applicable services agreement, including the out-of-pocket expenses incurred directly in connection with or pursuant to AUL or AUI’s, as applicable, performance of services pursuant to, and exercise of its duties under, the applicable services agreements.

Arch shares a portion of its fees received under the above-described services agreements with HPS pursuant to separate fee sharing agreements, such that Arch and HPS generally have similar shares of the combined fee revenues of the two parties with respect to the services that they provide to Watford Re and certain of our other operating subsidiaries.

Pursuant to separate guarantee agreements, ACGL has guaranteed the performance of AUL under the services agreement among AUL, Watford Holdings and Watford Re, and Arch Capital Group (U.S.) Inc., a Delaware holding company indirectly wholly-owned by ACGL, has guaranteed the performance of AUI under the services agreement between AUI and WIC and under the services agreement between AUI and WSIC.

Underwriting guidelines

Each of the services agreements between AUL or AUI, as applicable, and our operating subsidiaries contains underwriting guidelines with respect to the business to be incepted by the applicable operating subsidiary pursuant to such services agreement. In each case, the underwriting guidelines do not apply to certain excluded business as described in the applicable services agreement.

Watford Re

The underwriting guidelines relating to Watford Re require that the PML arising from natural catastrophes be modeled for each peak peril and peak zone in Watford Re’s portfolio consistent with the modeling approach then used by affiliates of AUL in their reinsurance business. The modeled PML for a 1-in-250 year occurrence for each peak peril and peak zone is targeted to not exceed 10% of Watford Re’s total capital. Certain business is excluded from the modeled PML. Modeled PML arising from any man-made realistic disaster scenario, or RDS, is targeted to not exceed 10% of Watford Re’s total capital except for pandemic, nuclear, biological, chemical and radiological terrorism, terrorism and credit political risks where the target limit is 15% of Watford Re’s total capital. For each line of business, the RDS used to monitor our portfolio will be the same as the RDS used by affiliates of AUL to monitor their reinsurance portfolios. The largest known aggregate limit exposed per original name insured will be monitored for each line of business in Watford Re’s portfolio, with a soft limit of 5% of Watford Re’s total capital.

The underwriting guidelines applicable to Watford Re permit all lines of business written or targeted by the Arch insurance and reinsurance companies and permitted to be written pursuant to Watford Re’s Bermuda insurance license and permit Watford Re to assume business on both a proportional and non-proportional basis, write both treaty and facultative reinsurance and write insurance business.

WSIC, WIC and WICE

The underwriting guidelines relating to WSIC, WIC and WICE require that the PML arising from natural catastrophes be modeled for each peak peril and peak zone in the applicable company’s portfolio consistent with the modeling approach then used by affiliates of AUI or AUL, as applicable, in their reinsurance business. The modeled PML, net of all reinsurances, for a 1-in-250 year occurrence for each peak peril and peak zone is targeted to not exceed 10% of the applicable company’s policyholders’ surplus. Modeled PML, net of all reinsurances, arising from any RDS is targeted to not exceed, net of all reinsurances, 10% of the applicable company’s policyholders’ surplus. For each line of business, the RDS used to monitor the applicable company’s portfolio will be the same as the RDS used by affiliates of AUI or AUL, as applicable, to monitor their reinsurance portfolios. The largest known aggregate limit exposed per original named insured will be monitored for each line of business in the applicable company’s portfolio with a soft limit of 5% of the applicable company’s policyholders’ surplus, net of all reinsurances.

The underwriting guidelines of each of WSIC and WIC permit each of WSIC and WIC to write all individual lines of business permitted by its insurance license. The underwriting guidelines of WICE permit WICE to write all lines of business written or targeted by the Arch insurance and reinsurance companies and permitted by WICE’s insurance license. Each of WSIC, WIC and WICE writes insurance business and WIC may also write reinsurance business. In addition, the underwriting guidelines for each of WSIC, WIC and WICE permit AUL or AUI, as applicable, to negotiate policy-specific or program-specific outward reinsurance up to an amount of $20,000,000 limit any one risk and/or any one occurrence and up to 25% of such policy’s or program’s estimated gross premium. Any program-specific outward reinsurance with estimated annual ceded premium in excess of such amount, and any whole account outward reinsurance may be bound only with the approval of the underwriting committee (in the case of WICE) or the applicable company’s chief executive officer (in the case of WIC and WSIC).

For the years ended December 31, 2016, 2015 and 2014, we incurred fees and expenses related to designated employees of $8.6 million, $4.4 million and $1.3 million, respectively, in aggregate to Arch under the services agreements with our operating subsidiaries, excluding other expenses reimbursed.

Services agreements for formation services.

Each of Watford Holdings U.S. on the one hand and Watford Holdings and Watford Re collectively on the other hand has entered into services agreements with each of ARC and ACS in connection with the formation of WSIC and WIC. Pursuant to such services agreements, ARC or ACS, as applicable, provides the applicable Watford entity with assistance in the formation, licensing, tax planning, staffing, securing of premises, systems (hardware and software) procurement and set up and other legal and logistical matters in connection with WSIC and WIC.

Under the services agreements with ACS, the applicable Watford entities agree to reimburse ACS no less frequently than on a quarterly basis for all expenses incurred in provision of the services on the following bases: (i) at a specified percentage of cost for expenses in connection with third-party legal, tax, financial and accounting advice and the advice of other consultants and experts, and expenses of, or incurred in connection with obtaining, any third-party service provider on behalf of the applicable Watford entity; (ii) at a specified percentage of cost with regard to all disbursements for goods procured on behalf of the applicable Watford entity; and (iii) with regard to time spent by each officer or employee on behalf of the applicable Watford entity during any period of time, an amount equal to a specified percentage of such officer’s or employee’s allocated costs for such period of time.

Under the services agreements with ARC, the applicable Watford entities agree to reimburse ARC no less frequently than on a quarterly basis for all expenses incurred in provision of the services on the following bases: (i) at cost for expenses in connection with third-party legal, tax, financial and accounting advice and the advice of other consultants and experts, and expenses of, or incurred in connection with obtaining, any third-party service provider on behalf of the applicable Watford entity; (ii) at cost with regard to all disbursements for goods procured on behalf of the applicable Watford entity; and (iii) with regard to time spent by each officer or employee on behalf of the applicable Watford entity during any period of time, an amount based on a specified multiple times such officer’s or employee’s allocated costs for such period of time.

For the years ended December 31, 2016, 2015 and 2014, our non-operating subsidiaries incurred, in aggregate under these services agreements, $3.5 million, $1.1 million and $Nil, respectively, in expenses payable to Arch.

Reinsurance and retrocession agreements

Outward quota share retrocession and reinsurance agreements

Our operating subsidiaries have entered into outward quota share retrocession or reinsurance agreements with Arch. Specifically, each of Watford Re and WICE has entered into a separate outward quota share retrocession or reinsurance agreement with ARL, and each of WSIC and WIC has entered into a separate outward quota share reinsurance agreement with ARC.

Under the Watford Re outward quota share retrocession agreement Arch currently accepts a 15% quota share participation in all insurance and/or reinsurance contracts assumed by Watford Re other than: (i) certain contracts of reinsurance and retrocession agreements ceded from affiliates of Arch to us; (ii) business that, pursuant to the terms of the services agreement with Arch, has been excluded from the calculation of Arch’s profit commission including, without limitation, business provided by third parties engaged by us to act as our agents to source reinsurance opportunities in the event it is projected that we will not achieve at least a minimum amount of written premiums reinsured by us for a given calendar year; and (iii) insurance or reinsurance contracts in which Arch separately directly holds a minimum interest equal to or greater than the product of the applicable ceded percentage under the Watford Re outward quota share retrocession agreement and the sum of Watford Re’s and Arch’s percentage participation on such contracts. Arch may reduce its quota share participation in such contracts written by Watford Re, subject to such reduction not resulting in a downgrade of the initial financial strength rating issued by an applicable rating agency. The applicable agency is to be agreed upon from time to time by mutual consent of us and Arch. Until March 25, 2018, any such reduction in Arch’s quota share participation may not result in a downgrade of our financial strength rating below the level of “A,” if applicable.

Under each of the WSIC, WIC and WICE outward quota share reinsurance agreements, Arch accepts between a 15% and 50% quota share participation, at the election of Arch, in all insurance contracts issued by or on behalf of such insurance subsidiary other than business that pursuant to the terms of the applicable services agreement with Arch has been excluded from the calculation of Arch’s profit commission including, without limitation, in the cases of WSIC and WIC, business provided by third parties engaged by our insurance subsidiaries to act as their agents to source insurance opportunities in the event it is projected that such insurance subsidiary will not achieve at least a minimum amount of written premiums for a given calendar year.

Arch is required to reimburse us for their share of underlying acquisition expenses and pay us certain fees specified in the outward quota share retrocession and reinsurance agreements, and we are required to pay to Arch its quota share of premiums received by us. For the years ended December 31, 2016, 2015 and 2014, we ceded written premiums totaling $13.8 million, $22.0 million and $14.1 million, respectively, to Arch under the several outward quota share retrocession and reinsurance agreements, excluding expenses reimbursed.

Inward retrocession agreements from Arch

Arch cedes business to us pursuant to inward retrocession agreements our operating subsidiaries have entered into with Arch. Pursuant to these inward retrocession agreements with Arch, Arch pays us the requisite premium and we pay Arch ceding fees based on the business ceded and the applicable retrocession agreement. We are required to post collateral for the benefit of Arch pursuant to the inward retrocession agreements between our operating subsidiaries and Arch. We currently post collateral to Arch in connection with such inward retrocession agreements pursuant to letters of credit and trust agreements entered into between the applicable Arch ceding entity, as beneficiary, Watford Re, as grantor, and HSBC Bank USA, National Association, or the Bank of New York Mellon, as trustee.

For the years ended December 31, 2016, 2015 and 2014, in addition to our share of underlying acquisition expenses, we incurred ceding fees to Arch, in aggregate, of $16.5 million, $13.7 million and $4.2 million, respectively, under these inward retrocession agreements, excluding expenses reimbursed.

Investment management agreements

Each of Watford Re, WICE, WSIC and WIC has entered into a separate investment management agreement with AIM pursuant to which AIM manages its investment grade investment portfolio. In general, each investment management agreement with AIM provides that AIM is responsible for the investment and reinvestment of our investment grade assets pursuant to agreed investment grade investment guidelines specified in such investment management agreement with AIM. AIM is entitled to engage one or more third-party managers to manage, under the supervision and oversight of AIM, any portion of such investments. Each of the Watford Re, WICE, WSIC and WIC investment management agreements with AIM has a one-year term. Thereafter, each agreement renews for successive one-year periods; provided, however, that either we or AIM may terminate any of the investment management agreements with AIM at any time upon 45 days prior written notice. Each party has agreed to indemnify the other party for losses arising from or caused by its negligence or material breach, except to the extent that such losses arise from, or are caused by, the non-breaching party’s acts or omissions. Each investment management agreement with AIM provides that AIM is entitled to asset management fees calculated based on the assets managed and fees for investment-related administrative and risk analytics support services.

As of December 31, 2016, 2015 and 2014, we held $248.7 million, $Nil and $Nil, respectively, of investment grade assets managed by AIM. For the years ended December 31, 2016, 2015 and 2014, we incurred $0.2 million, $Nil and $Nil, respectively, in aggregate fees payable to AIM under the investment management agreements with AIM.

Insurance management services agreement with Artex and Arch

In 2015, WICE and AUL entered into an insurance management services agreement with Artex Risk Solutions (Gibraltar) Limited (formerly known as Quest Insurance Management (Gibraltar) Limited), or Artex, pursuant to which Artex provides services to WICE relating to management, secretarial, governance, underwriting, claims, reinsurance, financial management, investment, regulatory, compliance, risk management and Solvency II. In exchange for these services, we pay Artex fees based on WICE’s gross written premiums, subject to a minimum amount of £150,000 per annum and a maximum amount of £400,000 per annum, in each case subject to an inflation increase on an annual basis. The insurance management services agreement may be terminated by either Artex or WICE upon twelve months prior written notice; provided that the agreement is subject to earlier termination by WICE or Artex upon the occurrence of certain events.

For the years ended December 31, 2016, 2015 and 2014, we paid, in the aggregate, $0.2 million, $0.1 million and $Nil, respectively, in fees to Artex under the insurance management services agreement. For each of the years ended December 31, 2016, 2015 and 2014, we paid no fees to Arch under the insurance management services agreement.

Other agreements

ARL purchased 2,500,000 of our common shares in our original private placement. In connection therewith, ARL entered into the common shareholders agreement and the common share registration rights agreement, each of which grant ARL certain rights in connection with its ownership of our common shares, and received warrants to acquire additional shares. See “—Common shareholders agreement,” “—Common share registration rights agreement” and “—Our original private placement—Warrants” below.

From time to time, we have entered into arrangements with Arch whereby Arch has seconded employees to us when and as we need their services and we have reimbursed Arch for the costs and expenses of such seconded employees. For the years ended December 31, 2016, 2015 and 2014, we reimbursed Arch for various expenses in the amount of $0.8 million, $0.4 million and $0.3 million, respectively, in connection with the secondment to us of employees by Arch.

Agreements with HPS

Investment management agreements

We have entered into separate investment management agreements with HPS for Watford Re, Watford Trust and each of our insurance subsidiaries, pursuant to which HPS manages our non-investment grade portfolio as described in each such agreement.

For Watford Re, which has the majority of our invested assets, other than a small portion of Watford Re’s assets that are held in cash or cash equivalents and the portion of Watford Re’s assets that must be held in investment grade securities for the purpose of posting collateral into trusts for the benefit of cedants, HPS manages all of Watford Re’s invested assets in non-investment grade corporate credit assets, including bank loans and high yield bonds, and may also invest in other instruments such as mezzanine debt, equities, credit default swaps, structured credit instruments and other derivative products pursuant to the non-investment grade investment guidelines.

HPS manages assets of Watford Trust in non-investment grade corporate credit assets, including bank loans and high yield bonds, and may also invest in other instruments such as mezzanine debt, equities, credit default swaps, structured credit instruments and other derivative products pursuant to the non-investment grade investment guidelines and subject to the secured credit facility with Bank of America, N.A.

Our U.S. insurance subsidiaries each have investment portfolios; not less than half of each such investment portfolio must comprise investment grade assets, which are currently managed by AIM. The remainder of the assets is managed by HPS in non-investment grade corporate credit assets.

As set forth in each of the investment management agreements with HPS, HPS is required to adhere to the non-investment grade investment guidelines relating to each such investment management agreement when managing our non-investment grade portfolio, which guidelines can only be amended upon the mutual agreement of us, HPS and, except with respect to the investment management agreement relating to Watford Trust, Arch. The non-investment grade investment guidelines under the investment management agreement relating to Watford Re contain certain parameters and limitations, including the following:

•

Composition of Investments:  The assets of Watford Re in the non-investment grade portfolio are primarily invested in corporate debt instruments, including bank loans and high yield bonds, but may also include other instruments, including mezzanine debt, equities, credit default swaps, structured credit instruments and other derivative products. The assets of Watford Re in the non-investment grade portfolio may be hedged to reduce volatility and protect against systemic risks primarily through credit derivative products including indices. In addition, the assets of Watford Re in the non-investment grade portfolio may include short positions (for example, opportunistic short positions in issuers that display deteriorating fundamentals or in securities or derivatives that appear mispriced).

•

Concentration of Investments:  Other than cash and cash equivalents, generally no single investment is expected to comprise more than 7.5% of the aggregate value of the Long Market Value (as defined in “Business—Our operations—Investment opportunities—Investment strategy”), although HPS may make a limited number of investments that exceed this amount, each of which may comprise up to 10% of the Long Market Value. Positions in excess of 7.5% of Long Market Value may not aggregate to more than 30% of Long Market Value. Each such determination is made at the time of the applicable investment. Positions established primarily for hedging purposes (including, without limitation, index positions) are not subject to this limit. For the avoidance of doubt, capital structure arbitrage positions in an issuer are deemed separate investments for the purposes of calculating this limit.

•

Leverage:  HPS may utilize leverage in order to increase its investment capacity. Leverage may take a variety of forms, including total return swaps and other derivatives, loans for borrowed money, trading on margin and the use of inherently leveraged instruments. Subject to certain exceptions, leverage, expressed as the excess of the Long Market Value of the portfolio over the net asset value of the portfolio as a percentage of the net asset value of the portfolio, will generally not exceed 80%.

•

Equity:  HPS’s research and investment process may sometimes present attractive common or preferred equity opportunities. Generally, the equity strategy is focused on either a value-oriented approach or a catalyst to a realization event. Examples of such catalysts can include restructurings, lawsuits, and regulatory changes, among other examples. It is not expected that the equity investments will represent more than 10% of the Long Market Value.

•	Monitoring: HPS provides monthly risk and performance reports to Watford Re regarding the investment performance of HPS and reviews risk and performance in detail with Watford Re on a quarterly basis.

•

Tax Considerations:  HPS may not intentionally or with reckless disregard take any action with respect to the assets of Watford Re in the non-investment grade portfolio which would cause Watford Re to be engaged, or deemed to be engaged, in a United States trade or business for United States federal income tax purposes or to be subject to United States federal income tax on a net income basis or income tax on a net income basis in any other jurisdiction, or otherwise result in material adverse tax consequences to Watford Re; provided, however, that HPS will be deemed to have satisfied the requirements of this paragraph if HPS complies with the non-investment grade investment guidelines or has obtained written advice from counsel that such investment or transaction will not result in any effectively connected income to Watford Re.

The non-investment grade investment guidelines under Watford Trust’s and our insurance subsidiaries’ respective investment management agreements with HPS also provide certain limitations relating to, among other things, the composition of investments, concentration of investments, leverage, equity, monitoring and tax considerations. As they relate to the concentration of investments, such non-investment grade investment guidelines provide that generally, no single investment of Watford Trust or one of our insurance subsidiaries will comprise more than 7.5% of the aggregate value of the long investments of Watford Trust or WICE, as applicable, or the total asset value of the non-investment grade portfolio and the investment grade portfolio of WSIC or WIC, as applicable. In each case, a limited number of single investments may exceed this amount. Such investments may individually comprise up to 10% but may collectively not exceed more than 30% of, in the case of Watford Trust or WICE, the aggregate value of its long investments, or in the case of WSIC or WIC, the total asset value of its non-investment grade portfolio and its investment grade portfolio. However, with respect to Watford Trust and WICE, to the extent permitted, positions established primarily for hedging purposes are not included in these limits. As they relate to leverage, the non-investment grade investment guidelines provide that HPS may use leverage in order to increase investment capacity for Watford Trust’s (subject to the terms of the secured credit facility with Bank of America, N.A.) investments, so long as leverage, expressed as the excess of the Long Market Value of the portfolio over the net asset value of the portfolio as a percentage of the net asset value of the portfolio, does not exceed 80%. HPS is not permitted to use leverage for WICE’s, WIC’s or WSIC’s investments.

Each of the investment management agreements with HPS has an initial term ending on December 31, 2020. Thereafter, the terms will continue to renew for successive five-year periods unless either we or HPS gives notice to not renew at least 24 months before the end of the then-current term. The investment management agreements with HPS relating to Watford Trust, WSIC and WIC will terminate automatically upon the termination or expiration of Watford Re’s investment management agreement with HPS. Each of the investment management agreements with HPS is subject to termination by us or by HPS upon the occurrence of certain events, including, but not limited to: (i) termination by us (x) other than in the case of Watford Trust, upon a downgrade in our financial strength rating by the applicable rating agency below “A-” (or equivalent) caused primarily by and attributed by such rating agency to HPS’s investment strategy (unless such downgrade would not be reasonably likely to have an adverse effect on us or our ability to underwrite and bind insurance and/or reinsurance policies, as applicable), (y) if HPS intentionally breaches the non-investment grade investment guidelines related to the applicable investment management agreement and such breach could reasonably be expected to have a material adverse effect on us, subject to a cure period, or (z) if HPS fails to exercise substantially the same standard of care and apply substantially similar investment making and risk management processes as it applies to its other clients pursuing substantially similar investment strategies, taking into account certain considerations as outlined in the investment management agreements, subject to a cure period, and (ii) termination by HPS (w) upon the non-renewal or termination of our services agreements with Arch, (x) upon any material non-compliance by us with any material law or regulation applicable to us, subject to a cure period, (y) upon the non-payment by us of a material amount due to HPS under any of the investment management agreements with HPS, subject to a cure period or (z) upon the determination by HPS that the termination of any of the investment management agreements is necessary or advisable to comply with the Bank Holding Company Act, the Dodd-Frank Act or any other current or future laws, rules, regulations or legal requirements applicable to HPS or its affiliates.

Under the terms of the investment management agreements with HPS, we generally will indemnify and hold harmless an HPS Indemnified Person from and against any HPS-related Losses suffered or sustained by such HPS Indemnified Person, except to the extent such HPS-related Losses resulted from an action or inaction, or mistake of judgment, taken by an HPS Indemnified Person that constituted fraud, gross negligence or intentional misconduct, in each case, as determined in a final, non-appealable judgment by a court of competent jurisdiction. See “Risk Factors—Risks related to our investments—Errors or misconduct by employees of our Investment Managers or their third-party service providers could cause significant losses to our investments.”

In addition, the investment management agreements provide that no HPS Indemnified Person will be liable to us for any HPS-related Losses suffered by us in connection with any matters to which the investment management agreements with HPS relate, including, but not limited to, trading losses, except those HPS-related Losses resulting from (x) such HPS Indemnified Person’s gross negligence or intentional misconduct or (y) material intentional breaches of the investment guidelines by HPS, which breaches are not cured within 90 days of the earlier of (A) the date on which HPS becomes aware of such breach, and (B) the date on which we notify HPS of such breach. The investment management agreements provide that no breach of the investment guidelines shall be deemed to have occurred if: (i) we have agreed in writing to an amendment to such investment guidelines such that HPS’s actions under the amended investment guidelines would not constitute a breach of such guidelines; or (ii) such actions were approved by our Chief Executive Officer or Chief Risk Officer in writing; or (iii) such actions were taken pursuant to our instructions.

Pursuant to the investment management agreements with HPS, HPS receives management fees at an annual rate of 1.5% of the aggregate net asset value of the assets that are managed by HPS, payable quarterly in arrears. For purposes of calculating the management fees, net asset value is determined by HPS in accordance with the investment management agreements and is measured before reduction for any management fees, performance fees or any expense reimbursement and as adjusted for any non-routine intra-month withdrawals. We have also agreed to reimburse HPS for certain expenses related to the management of our non-investment grade portfolio as set forth in the investment management agreements.

As further set out in the investment management agreements with HPS, HPS also receives performance fees equal to 15% of the Income (as defined in the investment management agreements relating to Watford Re, WICE and Watford Trust) or Aggregate Income (as defined in the investment management agreements relating to WSIC and WIC), as applicable, if any, on the assets managed by HPS, calculated and payable as of each fiscal year-end and the date on which the investment management agreements are terminated and not renewed. No performance fees will be paid to HPS if the high water mark (as described in the investment management agreements with HPS) is not met.

HPS shares a portion of the management fees and performance fees with Arch pursuant to a separate fee sharing agreement, such that Arch and HPS generally have similar shares of the combined fee revenues of the two parties with respect to the services that they provide to Watford Re.

As of December 31, 2016, 2015 and 2014, we have $1.5 billion, $1.5 billion and $1.1 billion, respectively, of non-investment grade corporate credit assets managed by HPS. For the years ended December 31, 2016, 2015 and 2014, we incurred, in the aggregate under all of the investment management agreements with HPS, $24.1 million, $Nil and $Nil in performance fees, respectively, and $16.3 million, $16.0 million and $8.9 million in management fees, respectively. For the years ended December 31, 2016, 2015 and 2014, we incurred, in the aggregate under all of the investment management agreements with HPS, $40.4 million, $16.0 million and $8.9 million, respectively, in fees payable to HPS.

Other agreements

In March 2014, in connection with our original private placement, HPS received warrants to acquire shares. See “—Our original private placement—Warrants” below.

Our original private placement

Common and preference shares

In March 2014, we issued and sold an aggregate of 22,682,875 common shares at a price per share of $40.00 for an aggregate purchase price of $907.3 million and an aggregate of 9,065,200 8 1/2% cumulative redeemable preference shares at a price per share of $24.50 for an aggregate purchase price of $222.1 million. We refer to this transaction as our original private placement. The following table sets forth the number of common shares that we issued to our directors, executive officers and 5% common shareholders and their affiliates in our original private placement:

	Number of common shares	Aggregate purchase price for common shares ($)

Arch Reinsurance Ltd.	2,500,000	$100,000,000
John F. Rathgeber	12,500	500,000
Walter Harris	27,500	1,100,000
Marc Grandisson	125,000	5,000,000
Nicolas Papadopoulo	62,500	2,500,000
Laurence B. Richardson, II	2,500	100,000

None of our directors or executive officers, or any of their affiliates, or any 5% common shareholder directly owns any of our 8 1/2% cumulative redeemable preference shares. An affiliate of Arch Reinsurance Ltd. owns an aggregate of 600,000 preference shares or approximately 6.6% of our preference shares. These preference shares were acquired in our original private placement by a joint venture in which ACGL participated and subsequently acquired control over in May 2015. Following such acquisition of control, this affiliate of Arch Reinsurance Ltd. received preferred dividends totaling $1,275,000, $1,275,000 and $956,250 during the fiscal years ended December 31, 2016, 2015, and 2014, respectively.

Warrants

In connection with our original private placement, we issued to ARL warrants to purchase up to 975,503 of our common shares and to HPS warrants to purchase up to 729,188 of our common shares. The warrants expire on March 31, 2020, and are exercisable at any time following this offering. The exercise price of the warrants is determined on the date of exercise so that, if all such warrants then outstanding were exercised in full on such exercise date in respect of the common shares then subject to such warrants, initial holders who purchased common shares in our original private placement would achieve a 15% target return (including dilution from such warrants and excluding dilution from start-up expenses related to our formation and original private placement or any warrants we may issue in the future) from March 25, 2014, the initial closing of our original private placement, through the date of such exercise, based on the $40.00 initial purchase price per common share paid by such initial holders and the market value of the common shares that would be necessary for the initial holders to achieve such target return if the initial holders disposed of their common shares on the date of such exercise.

The warrants provide that, at the holder’s request and at our option and in our sole discretion, the holder may, subject to certain conditions, receive cash in lieu of common shares upon exercise of the warrants. The amount of the cash payment is calculated by multiplying (i) the number of common shares for which the warrant is being exercised by (ii) the volume weighted average price per common share for the 20 trading days immediately prior to (but not including) the date of exercise less the strike price. We are not, however, required to net cash settle the warrants.

Common shareholders agreement

All of the current holders of our common shares are party to a common shareholders agreement, which contains provisions that govern the rights and obligations of the common shareholders as security holders, including, but not limited to, transfer restrictions, corporate governance and other matters as described below and set out in the common shareholders agreement.

Restrictions on transfers

Pursuant to the common shareholders agreement, Arch has agreed that, prior to the earlier of (i) March 24, 2019 and (ii) the first anniversary of this offering, subject to limited exceptions, including in the case of the services agreements with Arch and the right to participate in any tender or other offer made to all holders of common shares, Arch will not sell any common shares purchased by it in our original private placement other than transfers to affiliates without the consent of our board of directors.

Pre-emptive rights

Arch currently has a preemptive right to purchase up to its pro rata portion of any new equity securities or securities convertible into or exercisable or exchangeable for equity securities that we may, from time to time, propose to issue and sell, subject to certain exceptions. Arch’s preemptive right will terminate on the first day following the consummation of this offering.

Arch board seats

The common shareholders agreement provides that our initial board of directors shall be comprised of seven (7) directors and that Arch has the right to appoint two (2) individuals to serve as directors on our board of directors until the earlier of the date that (i) the services agreement between Arch and Watford Re is terminated and (ii) the number of common shares that Arch owns is less than seventy-five percent (75%) of the number of common shares originally purchased by Arch in our original private placement in March 2014 (as adjusted for stock splits, stock dividends or similar events). From and after such date, Arch will have the right to appoint one individual to serve as a director on our board of directors until the date that (A) if the services agreement between Arch and Watford Re is then in effect, the number of common shares that Arch owns is less than fifty percent (50%) of the number of common shares originally purchased by Arch in our original private placement in March 2014 (as adjusted for stock splits, stock dividends or similar events) and (B) if the services agreement between Arch and Watford Re is not then in effect, the number of common shares that Arch owns either (x) is less than fifty percent (50%) of the number of common shares originally purchased by Arch (as adjusted for stock splits, stock dividends or similar events) or

(y) comprises less than five percent (5%) of our outstanding common shares, at which time Arch’s rights to appoint a director to our board of directors shall terminate.

So long as Arch is entitled to appoint at least one director to our board of directors, the affirmative vote of at least one (1) director appointed by Arch is required for our board of directors to take any action to: (i) increase the number of members of our board of directors; (ii) form or create any subsidiaries or branches; (iii) change our name or the name of any of our subsidiaries; (iv) appoint or remove or replace our Chief Executive Officer or the Chief Executive Officer of any of our subsidiaries; (v) or appoint or remove or replace our Chief Risk Officer or the Chief Risk Officer of any of our subsidiaries. Upon the consummation of this offering, the affirmative vote of a director appointed by Arch will no longer be required to appoint or remove or replace our Chief Risk Officer or the Chief Risk Officer of any of our subsidiaries.

In addition, Arch is entitled to have at least one (1) director appointed by Arch serve on each committee of the board of directors; provided that upon the consummation of this offering, the director appointed by Arch that serves on any committee of the board of directors that is subject to independence requirements for membership on such committee under the Exchange Act or the rules and regulations of the NASDAQ Stock Market shall be a person that satisfies such independence requirements.

Directors appointed by Arch are not entitled to vote upon matters before the board of directors that relate to: (i) the services agreements with Arch or other matters directly and primarily affecting Arch in a capacity other than as a shareholder or director; or (ii) the termination of the investment management agreement between HPS and Watford Re, or any amendments to the fee arrangements contained therein. A director appointed by Arch may be removed at any time without cause by Arch or for cause in accordance with our bye-laws.

Unless sooner terminated in accordance with its terms or extended by the parties, the common shareholders agreement will terminate ten (10) years after the date of consummation of this offering.

Common share registration rights agreement

All of the current holders of our common shares are party to a common share registration rights agreement, which contains provisions that govern the rights and obligations of our common shareholders and holders of our warrants as security holders with respect to any registration of our common shares, including lock-up agreements and granting all such common shareholders and holders of warrants “piggyback” rights to include securities in a registration statement of ours filed with the SEC under the Securities Act.

“Piggyback” registration rights

Beginning 180 days after the effective date of this offering, the common shareholders and holders of warrants that are parties to the common share registration rights agreement will be entitled to unlimited “piggyback” registration rights for offerings of common shares for so long as they remain issued and outstanding and continue to constitute Registrable Securities (as such term is defined in the common share registration rights agreement) (which Registrable Securities will cease to be such once such securities may be resold under Rule 144).

Shelf registrations

At such time as we have qualified to register our securities on Form S-3 or any successor form, Arch will have the right to (i) request that we file a shelf registration statement with respect to the Registrable Securities held by the common shareholders and warrantholders that are parties to the common share registration rights agreement and (ii) deliver up to three (3) shelf take-down notices for underwritten secondary offerings of the securities owned by it and included in such shelf registration statement.

Lock-up agreements

To the extent not inconsistent with applicable law and subject to certain limitations and exceptions, each current common shareholder and warrantholder has agreed not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of our equity securities, or any securities, options or rights convertible into or exchangeable or exercisable for such securities, during the seven days prior to, and the 180-day period beginning on the effective date of this offering.

Preference shareholders agreement

All of the current holders of our preferences shares are party to a preference shareholders agreement, which contains provisions that govern the rights and obligations of the preference shareholders as security holders, including, but not limited to, transfer restrictions, corporate governance and other matters as described below and set out in the preference shareholders agreement.

Preference share registration rights agreement

All of the current holders of our preference shares are party to a preference share registration rights agreement, which contains provisions that govern the rights and obligations of our preference shareholders as security holders with respect to any registration of our preference shares, including lock-up agreements and granting all such preference shareholders “piggyback” rights to include securities in a registration statement of ours filed with the SEC under the Securities Act.

“Piggyback” registration rights

If we register our preference shares, beginning 180 days after the effectiveness of such registration, the preference shareholders will be entitled to unlimited “piggyback” registration rights for offerings of preference shares for so long as they remain issued and outstanding and continue to constitute Registrable Securities (as such term is defined in the preference share registration rights agreement) (which Registrable Securities will cease to be such once such securities may be resold under Rule 144).

Lock-up agreements

To the extent not inconsistent with applicable law and subject to certain limitations and exceptions, our preference shareholders have agreed not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of our equity securities, or any securities, options or rights convertible into or exchangeable or exercisable for such securities, during the seven days prior to, and the 180-day period beginning on the effective date of an initial listing of our preference shares on a U.S. national securities exchange.

Policies and procedures for approval of related person transactions

Upon the completion of this public offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal shareholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our audit committee, another independent committee of our board of directors or the full board of directors. Any request for us to enter into a transaction with an executive officer, director, principal shareholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed transaction, our audit committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the related person transactions policy, if we should discover related person transactions that have not been approved, our audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website.

Description of share capital

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and applicable Bermuda law. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws. The descriptions of our common shares reflect changes to our capital structure that will occur upon the closing of this offering.

General

We are an exempted company incorporated under the laws of Bermuda and are registered with the Registrar of Companies in Bermuda under registration number 47717. We are incorporated under the name “Watford Holdings Ltd.” Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our agent for service of process in the United States in connection with this offering is our subsidiary, Watford Holdings U.S.

The objects of our business are unrestricted and we have the capacity of a natural person. We therefore are able to undertake activities without restriction on our capacity.

Share capital

Immediately following the closing of this offering, our authorized share capital will consist of 80,000,000 common shares, par value $0.01 per share, and 20,000,000 preference shares, par value $0.01 per share, and there will be   of our common shares outstanding and 9,065,200 of our 8 1/2% cumulative redeemable preference shares outstanding.

Common shares

Our common shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of our bye-laws, we may be required to make an offer to repurchase shares held by shareholders. All shares sold pursuant to this offering will be, when issued, fully paid and non-assessable.

Dividend and distribution rights

We do not expect to declare or pay dividends on our common shares for the foreseeable future. We intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business.

Under Bermuda law, a company may not declare or pay dividends or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. Under our bye-laws, each common share is entitled to dividends, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares, including our 8 1/2% cumulative redeemable preference shares.

Except with respect to the dividends or distributions to be paid to the holders of our 8 1/2% cumulative redeemable preference shares and other than as necessary to pay our expenses, we expect that our subsidiaries will retain virtually all profits, if any. However, the boards of directors of Watford Re and our other corporate subsidiaries will have absolute discretion, subject to statutory requirements, regulatory requirements and the terms of our existing indebtedness to declare dividends at any time, including, for example, if a subsidiary is unable to keep its capital employed in a manner deemed suitable. Our board of directors will decide the appropriate use of any funds received by way of dividend from a subsidiary, including, possibly, declaration of dividends or share purchases by us.

See “Dividend policy” for more information on our dividend policy.

Voting rights

In general, and subject to the restrictions described below, common shareholders will have one vote for each common share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of shareholders.

Each holder of common shares that is a U.S. person (other than HPS and certain of its employees and affiliates and Arch and certain of its affiliates, which are not subject to the voting limitation described herein) will be limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of common shares equal to 9.9% of the total combined voting power of all classes of shares of our company entitled to vote at a general meeting (as determined taking into account all such reductions in voting rights). In addition to the foregoing, in order to ensure that non-U.S. shareholders are subject to similar voting limitations as apply to U.S. shareholders, no holder of common shares will be permitted to vote (directly, indirectly or constructively) more than that number of common shares equal to 9.9% of the total combined voting power of all classes of shares of our company entitled to vote at a general meeting.

Pursuant to our bye-laws, each shareholder shall provide us with such information as we may reasonably request so that we and our board of directors may make determinations as to the ownership (direct or indirect or by attribution) of shares to such shareholder or to any person to which shares may be attributed as a result of the ownership of shares by such shareholder.

Rights upon liquidation

In the event of the liquidation, dissolution or winding up of our company, the holders of our common shares will be entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to the liquidation preference on any issued and outstanding preference shares.

Variation of rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied by a resolution approved by at least 66 2/3% of the combined voting power of the issued and outstanding shares of such class. Our bye-laws specify that the creation or issuance of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Preference shares

Pursuant to Bermuda law and our bye-laws, our board of directors may establish one or more series of preference shares having such designations, dividend rates, redemption features, liquidation rights and preferences, conversion or exchange rights, relative voting rights or such other special rights, qualifications, limitations or restrictions as may be fixed by our board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of our company.

8 1/2% cumulative redeemable preference shares

On March 31, 2014, in connection with our original private placement, we issued 9,065,200 8 1/2% cumulative redeemable preference shares, at a price of $24.50 per share, for an aggregate subscription price of approximately $226.6 million. In this subsection, we refer to these preference shares as the preference shares.

General

The preference shares rank senior to our common shares and rank pari passu with each other series of shares ranking on parity with the preference shares with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up. As of the closing of this offering, there will be no other shares that will have been issued by us that rank pari passu with the preference shares equally with respect to payment of dividends and distribution of assets upon its liquidation, dissolution or winding-up. Our board of directors may from time to time create and issue new junior stock and parity stock of other series without the approval of the holders of the preference shares and fix their relative rights, preferences and limitations.

We are generally able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after satisfaction of indebtedness and other non-equity claims). The preference shares are fully-paid and nonassessable.

Holders of the preference shares do not have preemptive or subscription rights to acquire further shares in our company.

The preference shares are not convertible into, or exchangeable for, shares of any other class or series of shares or other securities of our company or our property or assets. The preference shares have no stated maturity and are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other obligation of ours to redeem, repurchase or retire the preference shares.

Dividends on the preference shares

Dividends on the preference shares are cumulative. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period, holders of the preference shares will be entitled to receive a dividend for such period, and such undeclared dividend will accumulate and will be payable.

Dividends on the preference shares are payable quarterly on the last day of March, June, September and December (each, a Dividend Payment Date) when, as and if declared by our board of directors out of legally available funds for such purpose. Our board of directors may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on the preference shares in respect of one or more dividend periods. Dividends accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payments on the preference shares which may be deferred or in arrears.

Dividends accrue (i) from (and including) June 30, 2014 to (but excluding) June 30, 2019 (the Fixed Rate Period) at 8 1/2% (the Fixed Rate) of the $25 per share liquidation preference per annum (equivalent to $2.125 per share per annum); and (ii) from (and including) June 30, 2019 (the Floating Rate Period), at a floating rate per annum (the Floating Rate) equal to three-month U.S. dollar LIBOR plus 667.85 basis points; provided, that, if, at any time, the three-month U.S. dollar LIBOR shall be less than 1%, then the three-month U.S. dollar LIBOR for purposes of calculating the Floating Rate at the time of such calculation shall be 1%. Other than the right to payment of accrued but unpaid dividends, if any, on the preference shares, the holders of the preference shares are not entitled to share in any other dividends or distributions of our company.

Dividends are payable to holders of record of the preference shares as they appear in the register of members on the applicable record date, which shall be the 15th day of the month preceding that Dividend Payment Date or such other record date fixed by our board of directors that is not more than 60 nor less than ten days prior to such Dividend Payment Date. These dividend record dates apply regardless of whether a particular dividend record date is a business day. As used in this subsection, “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday, and is not a day on which banking institutions in New York City and Hamilton, Bermuda generally are authorized or obligated by law or executive order to close.

During the Fixed Rate Period, dividends payable on the preference shares are computed on the basis of a 360-day year consisting of twelve 30-day months. During the Floating Rate Period, dividends payable on the preference shares are computed on the basis of actual days elapsed over a year consisting of 365 days.

If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day after the original Dividend Payment Date, and no additional dividends will accumulate on the amount so payable from such date to such next succeeding business day.

So long as any preference shares remain issued and outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all issued and outstanding preference shares have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside:

•

no dividend (other than a dividend in common shares or in any other shares ranking junior to the preference shares as to dividends and upon liquidation, dissolution or winding-up) will be declared or paid or a sum sufficient for the payment thereof set aside for such payment or other distribution declared or made upon our common shares or upon any other shares ranking junior to the preference shares as to dividends or upon liquidation, dissolution or winding-up; and

•	no common shares, other shares ranking junior to or on a parity with the preference shares as to dividends or upon liquidation, dissolution or winding-up will be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us.

As used in this subsection, “junior stock” means any class or series of shares that rank junior to the preference shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of our company. Junior stock includes our common shares.

As used in this subsection, “parity stock” means any class or series of shares that ranks equally with the preference shares as to payment of dividends and the distribution of assets on any liquidation, dissolution or winding-up of our company. As of the closing of this offering, there will be no shares which would be considered parity stock with the preference shares.

Liquidation rights of the preference shares

Upon any voluntary or involuntary liquidation, dissolution or winding-up of our company, holders of the preference shares are entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidation preference in the amount of $25 per share, plus declared and unpaid dividends, if any, to, but excluding, the date fixed for distribution, with accumulation of any undeclared dividends, before any distribution of assets is made to holders of our common shares, or any of our other shares ranking junior to the preference shares. Holders of the preference shares are not entitled to any other amounts after they have received their full liquidation preference.

In any such distribution, if our assets are not sufficient to pay the liquidation preference in full to all holders of the preference shares, the amounts paid to the holders of the preference shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. If the liquidation preference has been paid in full to all holders of the preference shares, the holders of any other class of shares shall be entitled to receive all of its remaining assets according to their respective rights and preferences.

A consolidation, amalgamation, merger, arrangement or reconstruction involving our company or the sale or transfer of all or substantially all of our shares or our property or business is not deemed to constitute a liquidation, dissolution or winding-up of our company.

Redemption of preference shares

Optional redemption by us

The preference shares are not redeemable at our option prior to June 30, 2019. The preference shares are redeemable at our option, in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice, at a redemption price equal to $25 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, with accumulation of any undeclared dividends on and after June 30, 2019.

If the preference shares are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the preference shares to be redeemed within the time period provided above. Each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of preference shares to be redeemed and, if less than all the preference shares held by such holder are to be redeemed, the number of such preference shares to be redeemed from such holder;

•	the redemption price; and

•	the place or places where holders may surrender certificates evidencing the preference shares for payment of the redemption price.

If notice of redemption of any preference shares has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of the preference shares so called for redemption, then, from and after the redemption date, dividends will cease to accumulate on such preference shares, such preference shares shall no longer be deemed issued and outstanding and all rights of the holders of such preference shares will terminate, except the right to transfer the preference shares prior to the redemption date and the right to receive the redemption price, plus declared and unpaid dividends, if any.

In case of any redemption of only part of the preference shares at the time issued and outstanding, the preference shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.

Optional redemption by the holder

Each holder of the preference shares may at any time on or after June 30, 2034, at such holder’s sole option and election, require us to redeem in cash any or all of the preference shares held by such holder at the $25 per share liquidation preference plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared (an Optional Redemption).

To effect a redemption of the preference shares, the holder of record thereof shall make a written demand for such redemption to us at our principal executive offices setting forth therein the number of preference shares to be redeemed and the certificate or certificates representing such preference shares, if any. If we do not have sufficient funds legally available to redeem all preference shares which the holders thereof have required us to redeem, we shall redeem a pro rata portion of each such holder’s preference shares out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the preference shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after we have funds legally available therefor.

Payments on preference shares

We make all payments on the preference shares free and clear of, and without withholding or deduction at source for or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any relevant taxing jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of any relevant taxing jurisdiction or (y) an official position regarding the application, administration, interpretation or to enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any relevant taxing jurisdiction).

Preference share voting rights

Except as provided below and under Bermuda law, the holders of the preference shares have no voting rights.

Whenever dividends payable on preference shares have not been declared by our board of directors and paid for an aggregate amount equivalent to six full dividend periods (whether or not consecutive) on all of the preference shares or if we fail to effect an Optional Redemption requested by the holders of the preference shares from amounts legally available for such purpose, the holders of the preference shares have the right, voting as a single class, to elect one director of our board of directors. We are required to use our best efforts to effectuate the election or appointment of this one director.

Whenever dividends on the preference shares have been paid in full, or declared and sufficient funds have been set aside, the right of holders of the preference shares to be represented by a director will cease (but subject always to the same provision for the vesting of such rights in the case of any future suspension of payments in an amount equivalent to dividends for six full dividend periods whether or not consecutive), and the term of office of the additional director elected or appointed to our board of directors will terminate.

At any time when such special voting power has vested in the holders of the preference shares as described in the preceding paragraph, such right may be exercised initially either at a special meeting of the holders of the preference shares, or at any annual general meeting of shareholders, and thereafter at annual general meetings of shareholders. At any time when such special right has vested, our chairman will, upon the written request of the holders of record of at least 10% of the preference shares then issued and outstanding addressed to our secretary, call a special general meeting of the holders of the preference shares for the purpose of electing the director. Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to our bye-laws (or if there be no designation, at our principal office in Bermuda). If such meeting is not called within 20 days after the secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to our secretary at our principal office, then the holders of record of at least 10% of the preference shares may designate in writing one of their number to call such meeting at our expense, and such meeting may be called by such person so designated upon the notice required for annual general meetings of shareholders and will be held in Bermuda, unless otherwise designated. Any holder of the preference shares will have access to our register of members for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such special meeting will be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of shareholders.

At any annual or special general meeting at which the holders of the preference shares have the special right to elect directors as described above, the presence, in person or by proxy, of the holders of 50% of the preference shares will be required to constitute a quorum for the election of any director by the holders of the preference shares voting as a separate class.

During any period in which the holders of the preference shares have the right to vote as a class for a director as described above, any vacancies in our board of directors will be filled by the vote of a majority of the board of directors pursuant to our bye-laws. During such period, the director so elected by the holders of the preference shares will continue in office (i) until the next succeeding annual general meeting or until his or her successor, if any, is elected by such holders or (ii) unless required by applicable law, rule or regulation to continue in office for a longer period, until termination of the right of the holders of the preference shares to vote as a class for a director, if earlier. Immediately upon any termination of the right of the holders of the preference shares to vote as a class for a director as provided herein, the term of office of the director then in office so elected by the holders of the preference shares will terminate.

Without the sanction of a resolution approved by at least 66 2/3% of the combined voting power of the issued and outstanding preference shares, we may not take any action that would vary the rights attached to the preference shares.

We may create and issue additional series of parity stock and junior stock without the consent of any holder of the preference shares. Holders of the preference shares are not entitled to vote on any sale of all or substantially all of our assets.

On any item on which the holders of the preference shares are entitled to vote, such holders will be entitled to one vote for each preference share held.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all issued and outstanding preference shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of preference shares to effect such redemption.

Certain bye-law provisions

Certain provisions of our bye-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including an attempt that might result in such shareholder’s receipt of a premium over the market price for his or her shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of such persons’ terms. See “Risk factors—Risks related to our common shares and this offering—Our bye-laws contain provisions that could impede an attempt to replace or remove the board of directors or management or delay or prevent the sale of our company, which could diminish the value of our common shares or prevent our shareholders from receiving premium prices for their shares in an unsolicited takeover.”

Number of directors

Our bye-laws provide that our board of directors shall have not less than three (3) directors and not more than eight (8) directors with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the board of directors. Our bye-laws further provide that the authorized number of directors may be increased by resolution adopted by the affirmative vote of a majority of the board of directors. Our board of directors has adopted a resolution providing for a seven-member board of directors. For so long as Arch is entitled to appoint one (1) director to our board of directors, the affirmative vote of at least one (1) director appointed by Arch shall be required to increase the number of members of the board of directors.

Arch has the right to appoint two (2) individuals to serve as directors on our board of directors until the earlier of the date that (i) the services agreement between Arch and Watford Re is terminated and (ii) the number of common shares that Arch owns is less than seventy-five percent (75%) of the number of common shares originally purchased by Arch in our original private placement in March 2014 (as adjusted for stock splits, stock dividends or similar events). From and after such date, Arch will have the right to appoint one director to our board of directors until the date that (A) if the services agreement between Arch and Watford Re is then in effect, the number of common shares that Arch owns is less than fifty percent (50%) of the number of common shares originally purchased by Arch in our original private placement in March 2014 (as adjusted for stock splits, stock dividends or similar events) and (B) if the services agreement between Arch and Watford Re is not then in effect, the number of common shares that Arch owns either (x) is less than fifty percent (50%) of the number of common shares originally purchased by Arch (as adjusted for stock splits, stock dividends or similar events) or (y) comprises less than five percent (5%) of our outstanding common shares, at which time Arch’s rights to appoint a director to our board of directors shall terminate.

In addition, the holders of our 8 1/2% cumulative redeemable preference shares have the right to elect one director to our board of directors under certain circumstances. See “—Preference shares” above.

Classified board of directors

Upon the completion of this public offering, in accordance with the terms of our bye-laws, our board of directors will be divided into three classes, designated Class I, Class II and Class III, with members of each class serving staggered three-year terms. Each director will serve for a term ending on the date of our third annual general meeting next following the annual general meeting at which such director was elected; provided that directors initially designated as Class I directors will serve for an initial term ending on the date of our first annual general meeting next following the annual general meeting at which such directors were elected and directors initially designated as Class II directors will serve for an initial term ending on our second annual general meeting next following the annual general meeting at which such directors were elected.

Our classified board of directors prevents shareholders from electing an entirely new board of directors at an annual general meeting and could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Removal of directors

In accordance with the terms of our bye-laws, a director may be removed by the shareholders for cause (as such term is defined in the bye-laws) upon the affirmative vote of the holders of a majority of the total combined voting power of the issued and outstanding shares entitled to vote for the election of directors; provided that the notice of any such meeting convened for such purpose shall contain a statement of the intention to do so and be served on such director not less than ten days before the meeting and, at such meeting, the director shall be entitled to be heard on the motion for such director’s removal. Additionally, directors appointed by Arch may be removed by Arch without cause.

Any vacancy on our board of directors may be filled at the meeting at which such director is removed upon the affirmative vote of the holders of a majority of the total combined voting power of the issued and outstanding shares entitled to vote. In the absence of such election or appointment, the board of directors may fill the vacancy. In the event the vacancy to be filled is for a director appointed by Arch, then Arch shall have the right to appoint the director to fill such vacancy. These provisions limit shareholders’ ability to remove incumbent directors and replace them with their own nominees.

No shareholder action by written consent

Our bye-laws provide that shareholder action may be taken only at an annual meeting or special meeting of shareholders and may not be taken by written consent in lieu of a meeting. Failure to satisfy any of the requirements for a shareholder meeting could delay, prevent or invalidate shareholder action.

Shareholder advance notice procedures

Our bye-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The bye-laws provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the shareholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or after such anniversary date, we must receive the notice not later than the close of business on the tenth day following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. The notice must include the following information:

•	the name and address of the shareholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

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a representation that the shareholder is a holder of record of our share capital entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

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if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the shareholder;

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such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and

•	such other information that the board of directors may request in its discretion.

Amendments to memorandum of association and bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of its shareholders. Our bye-laws provide that the memorandum of association may not be altered or amended unless it shall have been approved by a resolution of our board of directors and by a resolution approved by a simple majority of votes cast at a meeting at which a quorum is present.

Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution approved by a simple majority of votes cast at a meeting at which a quorum is present; provided, however, approval by a resolution of our board of directors and by a resolution approved by at least 66 2/3% of the shares entitled to vote is required in order to rescind, alter or amend any bye-law that would (i) change the approval required for the election or removal of directors; (ii) change the approval required for a merger or amalgamation; (iii) change the approval required for shareholders to take action; or (iv) alter the rights of any class of shares; provided, further, however, that an amendment or modification to the bye-laws modifying the rights or obligations of Arch with respect to the directors appointed by Arch, shall in each case be effective only with the consent of the shareholders that are affiliates of Arch. For a description of Arch’s director rights, see “Certain relationships and related party transactions—Common shareholders agreement—Arch board seats.” These provisions make it more difficult for any person to remove or amend any provisions in our memorandum of association and bye-law that may have an anti-takeover effect.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Business combinations

Our bye-laws provide that we are prohibited from engaging in any “business combination” with any “interested shareholder” without the approval by our board of directors and the authorization at an annual or special general meeting, by the affirmative vote of at least a majority of our issued and outstanding shares entitled to vote that are not owned by the interested shareholder.

Our bye-laws define “business combination” to include the following:

•	any merger or consolidation of our company with the interested shareholder or its affiliates;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of our assets involving the interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of any class or series of our shares beneficially owned by the interested shareholder; or

•	any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

An “interested shareholder” is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of our issued and outstanding voting shares.

Meetings of shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders entitled to attend and vote each calendar year. However, under Bermuda law the shareholders may, by resolution, waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. Bermuda law provides that a special general meeting of shareholders may be called by the board of a company and must be called upon the request of shareholders holding not less than 10% of its paid-up capital carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

Our bye-laws provide that the board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 21 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. Our bye-laws provide that the quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy not less than a majority of the total combined voting power of the issued and outstanding shares entitled to vote.

Market listing

We intend to apply to list our common shares on NASDAQ under the symbol “WTRE.”

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common shares will be American Stock Transfer & Trust Company LLC.

Comparison of shareholder rights

Prospective investors should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders, on the one hand, and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders, on the other hand.

Duties of directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board of directors. In accordance with Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director; and

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a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the company. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested directors

Bermuda law provides that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity either at a meeting of directors or in writing to the directors. While we are not aware of any Bermuda case law on the meaning of “first opportunity,” a Bermuda court will likely employ a practical interpretation of those words. Subject to the NASDAQ Stock Market rules and applicable U.S. securities laws, our bye-laws do not require directors to recuse themselves from any discussion or decision involving any contract or proposed contract or arrangement in which the director is directly or indirectly interested so long as the nature of the interest is disclosed, and such director may be counted in the quorum for such meeting; provided, however, that a director appointed by Arch is not entitled to vote upon matters before the board of directors that relate to (i) the services agreements with Arch or any other matters directly and primarily affecting Arch in a capacity other than as a shareholder or director; or (ii) the termination of the investment management agreement between HPS and Watford Re, or any amendments to the fee arrangements contained therein.

Under Delaware law, such transaction would not be voidable if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors; (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter; or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting rights and quorum requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Generally, except as otherwise provided in the bye-laws or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Our bye-laws provide that the election of directors requires the affirmative vote of only a plurality of the votes cast.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. The specific voting rights of our common shares are set forth in detail under “Description of share capital—Common shares—Voting rights.”

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

Amalgamations, mergers and similar arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Subject to the exception for “business combinations” with any “interested shareholder,” as discussed above in “Description of share capital—Certain bye-law provisions” our bye-laws provide that a majority of the shares issued and entitled to vote is required is required to approve an amalgamation or merger.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including NASDAQ.

Acquisitions

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•	By a procedure under the Companies Act known as a “scheme of arrangement.” The Companies Act enables the Supreme Court of Bermuda to approve a scheme of arrangement between a company and its shareholders or any class of shareholders. If the requisite majority (being a majority in number of shareholders representing 75% in value) agrees to the acquisition of their shares pursuant to the terms of the scheme, and the Court sanctions the scheme, the remaining shares can be compulsorily acquired. Schemes may provide for the target’s shares to be either transferred or cancelled, but unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test. In either case, dissenting shareholders do not have express statutory appraisal rights although shareholders have a right to appear at the hearing, and the Court will only sanction a scheme if the Court is satisfied that the scheme is fair. Shares owned by the acquirer can be voted to approve the scheme, but the Court will be concerned to see that the shareholders approving the scheme are fairly representative of the general body of shareholders.

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If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

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Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Dissenters’ rights of appraisal

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’

meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Bermuda law each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.

In addition, any minority shareholder receiving notice that the holders of 95% or more of a company’s shares or class of shares intend to compulsorily acquire the minority shareholder’s shares may within one month of receiving the notice apply to the Supreme Court of Bermuda to appraise the value of the shares.

Appraisal rights are available under Delaware law for any class or series of common shares of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders’ suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions except in respect of fraud or dishonesty.

Pursuant to our bye-laws, our shareholders have agreed to waive any claim or right of action such shareholder may have, whether individually or by or in our right, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us or any of our subsidiaries; provided that such waiver does not extend to any matter in respect of any fraud or dishonesty in relation to us which may attach to such director or officer.

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for: (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions; or (iv) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Meeting of shareholders

The Companies Act requires an annual meeting of shareholders unless waived by resolution of shareholders. Our bye-laws provide that subject to an election made by us in accordance with the Companies Act to dispense with the holding of annual general meetings, an annual general meeting shall be held in each year at such time and place as our president or chairman or any two directors or any director and the secretary or the board of directors shall appoint. Our annual general meeting shall be held outside the United States. Any annual general meeting purported to be convened and held in the United States shall be void, and any business conducted at any such purported meeting shall be of no force or effect.

Under our bye-laws, a special general meeting of shareholders may be held when, in the judgment of our president or chairman (if any) or any two directors or any director and the secretary or the board or directors, decide such a meeting is necessary. Any such special general meeting shall be held outside the United States. Any special general meeting purported to be convened and held in the United States shall be void, and any business conducted at any such purported meeting shall be of no force or effect. In addition, the board of directors shall, on the requisition of shareholders holding at the date of the deposit of the requisition not less than one-tenth of such of our paid-up share capital as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Companies Act shall apply.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Notice of shareholder meetings

Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting and our bye-laws provide that not less than 21 days’ notice be provided. Under Delaware law, a company is generally required to give written notice of any meeting not less than ten days neither more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

Dividends and other distributions

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of corporate records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda. These documents include our memorandum of association and any charges on its assets. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers and a list of its directors must be filed with the Register of Companies where it shall be available for public inspection. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within ten days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least ten days prior to the meeting either on a reasonably accessible electronic network or during ordinary business hours at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the shareholder is for a proper purpose.

Shareholder proposals

Under Bermuda law, on the requisition in writing of such number of shareholders as is hereinafter specified and at their own expense (unless the company otherwise resolves), the company shall be required to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution which may properly be moved and is intended to be moved at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for a requisition under the foregoing sentence is (a) either any number of shareholders representing not less than 1/20th of the total voting rights of all members having at the date of the requisition a right to vote at that meeting to which the requisition relates; or (b) not less than one hundred shareholders.

The specific procedures under our bye-laws governing shareholder proposals in relation to our company are set forth under “Description of share capital—Certain bye-law provisions—Shareholder advance notice procedures.”

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.

Amendment of memorandum of association/certificate of incorporation

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of bye-laws

Subject to certain exceptions discussed in “Description of share capital—Certain bye-laws provisions—Amendments to memorandum of association and bye-laws,” our bye-laws generally provide that the bye-laws may only be amended upon a resolution approved by a majority of our board of directors and by a resolution approved by a simple majority of votes cast at a meeting at which a quorum is present.

Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors are each required to make a statutory declaration, which states that the directors have made a full inquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting is required to be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

Shares eligible for future sale

General

Prior to this offering, there has been no public market for our common shares and we cannot assure prospective investors that a significant public market for our common shares will develop or be sustained after this offering. Trading of our common shares on NASDAQ is expected to commence immediately upon the completion of this public offering. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common shares.

Upon the completion of this public offering, we will have an aggregate of approximately common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of the shares to be outstanding immediately after the closing of this offering, the  shares sold in this offering and any shares issued upon exercise of the underwriters’ option to purchase additional shares will be freely tradable without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining  common shares will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described in “—Lock-up agreements” below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations and subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, an affiliate of ours who has beneficially owned our common shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of our common shares then outstanding, which will equal approximately  shares immediately after this offering (  shares if the underwriters exercise their option to purchase additional shares in full); or

•	the average weekly trading volume of our common shares on NASDAQ during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-up agreements

In connection with this offering, we, our directors, executive officers and certain of our shareholders constituting in the aggregate  % of our outstanding common shares upon completion of this public offering have or will have signed lock-up agreements under which they have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, or to enter into any hedging transactions with respect to, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares for a period of 180 days commencing on the date of this prospectus, subject to certain exceptions. J.P. Morgan Securities LLC, on behalf of the underwriters, may, in its sole discretion, choose to release any or all of the common shares subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. See “Underwriting.”

In addition, pursuant to the registration rights agreement with our common shareholders, each of our common shareholders and warrant holders has agreed, to the extent not inconsistent with applicable law and subject to certain exceptions, not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of common equity securities of our company, or any securities, options or rights convertible into or exchangeable or exercisable for such securities, during the seven days prior to, and the 180-day period beginning on the completion of, this offering unless expressly authorized by the underwriters managing this offering.

Warrants

In connection with our original private placement, we issued to Arch warrants to purchase up to 975,503 of our common shares and to HPS warrants to purchase up to 729,188 of our common shares. The warrants expire on March 31, 2020, and are exercisable at any time following this offering. The exercise price of the warrants is determined on the date of exercise so that, if all such warrants then outstanding were exercised in full on such exercise date in respect of the common shares then subject to such warrants, initial holders who purchased common shares in our original private placement would achieve a 15% target return (including dilution from such warrants and excluding dilution from start-up expenses related to our formation and original private placement or any warrants we may issue in the future) from March 25, 2014, the initial closing of our original private placement, through the date of such exercise, based on the $40.00 initial purchase price per common share paid by such initial holders and the market value of the common shares that would be necessary for the initial holders to achieve such target return if the initial holders disposed of their common shares on the date of such exercise. As of December 31, 2016, the exercise price of the warrants was $58.93 per common share. Any common shares that are issued upon the exercise of these warrants will be restricted securities under Rule 144. We have granted the warrantholders registration rights in respect of these shares, as described below.

Registration rights

Upon the completion of this public offering, shareholders holding approximately 2,730,000 of our common shares and warrantholders holding warrants exercisable for up to 1,704,691 of our common shares will be entitled to certain rights with respect to the registration of those shares under the Securities Act pursuant to the registration rights agreement with our common shareholders. For a description of these registration rights, please see “Certain relationships and related party transactions—Common share registration rights agreement.” If these shares are registered, they will be freely tradable without restriction under the Securities Act. Pursuant to the lock-up agreements described above, certain of our shareholders constituting in the aggregate  % of our outstanding common shares upon completion of this public offering have agreed not to exercise those rights during the lock-up period without the prior written consent of J.P. Morgan Securities LLC.

Form S-8 registration statement

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the common shares subject to options and other awards issuable pursuant to the 2017 Plan. For additional information, see “Executive compensation—2017 Plan.” Accordingly, common shares registered under this registration statement will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Certain Bermuda and United States federal income
tax considerations

The following discussion generally summarizes certain of the Bermuda and U.S. federal income tax considerations applicable to Watford Holdings and Watford Re and certain of the Bermuda and U.S. federal income tax consequences of the ownership and disposition of our shares by U.S. Holders (as defined below). The legal conclusions as to matters of U.S. federal income tax law included in this discussion are, subject to the limitations, qualifications and assumptions set forth below, the opinion of our tax counsel, Clifford Chance US LLP. This summary does not purport to be a complete analysis of all of the tax considerations that may be applicable to a decision to acquire, hold or dispose of our shares. In particular, this summary does not purport to be a complete analysis of the tax consequences to Watford Holdings or Watford Re in every jurisdiction in which Watford Holdings or Watford Re may operate, nor does it purport to address the tax considerations in any jurisdiction other than Bermuda and the United States or the acquisition of shares other than in this offering. The tax treatment applicable to a prospective investor may vary depending on its particular tax situation or status.

For purposes of the following summary, a “U.S. Holder” is a beneficial owner of our shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source; or

•

a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or if a valid election to be treated as a United States person is in effect with respect to such trust.

The following discussion assumes that a U.S. Holder holds its shares as “capital assets” within the meaning of the Code (generally, property held for investment purposes). In addition, the following discussion does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In particular, except where specifically identified, the following summary does not describe the U.S. federal income tax consequences that may be relevant to certain shareholders, all of which may be subject to special rules or treatment under the Code, such as:

•	financial institutions or insurance companies;

•	regulated investment companies or real estate investment trusts;

•	brokers or dealers in securities or non-U.S. currencies, or traders that adopt a mark-to-market method of tax accounting;

•	tax-exempt entities;

•	a person whose functional currency is not the U.S. dollar;

•	a person that holds the shares as part of an appreciated financial position, hedging or conversion transaction or a short sale or straddle, integrated transaction or other risk-reduction transaction;

•	a U.S. Holder that holds its shares through a non-U.S. broker or other non-U.S. intermediary;

•	a U.S. Holder subject to alternative minimum tax; or

•	a U.S. 10% Shareholder (as defined under “—Taxation of shareholders—United States—Controlled foreign corporations”).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes and that is considering acquiring our shares is urged to consult its own tax advisor.

However, for purposes of the parts of this discussion that address the taxation of shareholders in corporations that are treated as controlled foreign corporations or earn related person insurance income, a U.S. Holder also includes any partnership or other entity taxable as a partnership (whether or not such partnership or entity is itself the beneficial owner of shares) created or organized under the laws of the United States, any state thereof or the District of Columbia. See “—Taxation of shareholders—United States—Controlled foreign corporations” and “—Taxation of shareholders—United States—Related person insurance income.”

This summary is based on the Exempted Undertakings Tax Protection Act 1966 and the Payroll Tax Act (as defined below in “—Taxation of Watford Holdings and Watford Re—Bermuda”), the Code, the Treasury regulations promulgated under the Code and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect and available on the date hereof and as currently interpreted. This summary does not take into account possible changes in such tax authorities or interpretations thereof, which could affect the information, beliefs and conclusions in this summary and may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States, or of any non-U.S. government (other than Bermuda), that may be applicable to our shares or our shareholders and does not address any U.S. federal taxes other than income and certain excise taxes.

There could be material adverse tax consequences should the IRS determine that Watford Holdings or Watford Re is a PFIC (or if a shareholder is determined to be a U.S. 10% Shareholder in a CFC or if Watford Re generates RPII), including subjecting investors to tax on Watford Holdings’ or Watford Re’s income on an annual basis, whether or not distributed. In addition, if Watford Holdings, Watford Re or any of our non-U.S. subsidiaries were treated as engaged in a trade or business within the United States, such entity would be subject to U.S. federal income taxation on income effectively connected with such trade or business and U.S. branch profits tax on its dividend equivalent amount (generally, its after-tax effectively connected income with certain adjustments), which would result in substantial tax liabilities and consequently would have a materially adverse effect upon the results of our operations. Prospective investors should review the discussions below closely and consult their tax advisors regarding the impact on their personal tax situation of an investment in our shares before investing, including the impact if the IRS issues further guidance regarding the treatment of non-U.S. insurance companies.

The statements contained herein as to our beliefs and expectations represent the views of Watford Holdings and Watford Re and do not represent legal opinions of Watford Holdings or Watford Re or our counsel.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF OUR SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES PRIOR TO MAKING AN INVESTMENT.

Taxation of Watford Holdings and Watford Re

Bermuda

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Watford Holdings or Watford Re in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by Watford Holdings or Watford Re in respect of real property owned or leased by it in Bermuda. The same assurance has been obtained with respect to Watford Re. Given the limited duration of any assurance by the Minister of Finance, neither Watford Holdings nor Watford Re can be certain that it will not be subject to any Bermuda taxes after March 31, 2035. Each of Watford Holdings and Watford Re pays an annual Bermuda government fee and an insurance license fee, as applicable. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

Pursuant to the Payroll Tax Act 1995 and the Payroll Tax Rates Act 1995 of Bermuda, or together, the Payroll Tax Act, an employer is subject to taxation based on the size of the employer’s annual payroll and the income of individual employees up to a maximum of $900,000 of which a portion may be deducted from an employee’s remuneration. For the purposes of the Payroll Tax Act, any gain obtained by the exercise, assignment or release of any option awarded under any of our option plans will constitute actual remuneration.

In addition, OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard and as such is listed on the OECD “white list.” However, neither Watford Holdings nor Watford Re is able to predict whether any changes will be made to this classification or whether any such changes will subject Watford Holdings or Watford Re to additional taxes.

United States

Each of Watford Holdings and Watford Re is classified as a corporation for U.S. federal income tax purposes. In general, under current U.S. federal tax rules and regulations, a non-

U.S. corporation, such as Watford Holdings, Watford Re, and our non-U.S. subsidiaries, is not subject to U.S. federal income taxation on its taxable income, unless such taxable income is effectively connected with the conduct of a trade or business within the United States. Neither the Code nor the applicable Treasury regulations provide a general definition of what constitutes being engaged in a trade or business within the United States. Although there is no definitive guidance, there is limited case law that provides generally that a non-U.S. corporation will be considered to be engaged in a U.S. trade or business if it regularly and continuously carries out insurance activities in the United States. However, a statutory exemption applies to certain securities trading activities carried out within the United States by a non-U.S. person or its agent for the person’s own account. Whether a trade or business is being conducted in the United States is an inherently factual determination. All facts and circumstances must be examined annually in determining whether a non-U.S. corporation is engaged in a U.S. trade or business for a taxable year.

Based on the past, current and anticipated activities of Watford Holdings, Watford Re, and each of our non-U.S. subsidiaries, we believe that Watford Holdings, Watford Re, and each of our non-U.S. subsidiaries should not be treated as engaged or as having been engaged in a trade or business within the United States. However, no ruling has been or will be requested from the IRS with respect to this issue and Watford Holdings cannot assure prospective investors that the IRS will not contend successfully that it, Watford Re or any of our non-U.S. subsidiaries has been or will be engaged in a trade or business within the United States by reason of such entity’s activities, including its insurance-related activities, and its investment activities (including activities performed on its behalf by third parties), or that the future activities of Watford Holdings, Watford Re or our non-U.S. subsidiaries will not constitute a U.S. trade or business. If Watford Holdings, Watford Re or any non-U.S. subsidiary were determined to be engaged in a U.S. trade or business, such entity would be subject to U.S. federal income taxation (at a current maximum rate of 35%) on its effectively connected income, as well as U.S. branch profits tax (at a current rate of 30%) on its dividend equivalent amount (generally, its after-tax effectively connected income with certain adjustments), unless, as described below, it is entitled to relief under the permanent establishment provision of the treaty currently in effect between the United States and Bermuda regarding insurance enterprises and mutual assistance, entered into force on December 2, 1988 (the “Bermuda Treaty”) or another applicable income tax treaty with the United States. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to the computation of the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. Watford Holdings and Watford Re expect to file protective U.S. income tax returns with respect to their current and future years on a timely basis in order to preserve their rights to claim tax deductions and credits, and to mitigate potential penalties, if they are subsequently determined to be subject to U.S. federal income taxation.

Potential applicability of the Bermuda Treaty.  If an insurance company is a resident of Bermuda and is entitled to claim the benefits of the Bermuda Treaty, business profits attributable to its insurance business, even if effectively connected with a U.S. trade or business, may be taxed in the United States only if such profits are attributable to the conduct of a trade or business carried on through a “permanent establishment” in the United States. A “permanent establishment” is generally defined to include a place of management, a branch, an office or other regular place of business through which the business of an enterprise of insurance is wholly or partly carried on. For this purpose, the permanent establishment of an agent (other than an agent of independent status acting in the ordinary course of its business) that has, and habitually exercises in the United States, authority to conclude contracts in the name of the non-U.S. corporation will be attributed to the non-U.S. corporation.

Based on its activities, we believe that Watford Re should not be considered to have a “permanent establishment” within the United States through which it is engaged in a U.S. trade or business, but there can be no assurance that the IRS will agree. However, Watford Re will be eligible to claim benefits under the Bermuda Treaty only if:

•	more than 50% of its equity is beneficially owned (directly or indirectly) by Bermuda individual residents or U.S. citizens or residents; and

•	its income is not used in substantial part to make distributions to, or to meet certain liabilities to, persons that are not Bermuda residents or U.S. citizens or residents.

These two requirements do not apply to an insurance company whose principal class of shares is substantially and regularly traded on a recognized stock exchange. However, although we believe Watford Holdings’ stock may be substantially and regularly traded on a recognized stock exchange after the completion of this offering, this exception does not apply to a corporation like Watford Re that is a subsidiary of a corporation whose stock may be substantially and regularly traded on a recognized stock exchange. As a result, we believe that Watford Re will be entitled to the benefits of the Bermuda Treaty only if it satisfies the two requirements described above. Because the identity of its (direct or indirect) owners, and the nature of its liabilities, will change over time, Watford Re cannot be certain that it will satisfy these two requirements, and hence cannot be certain that it will be entitled to claim benefits under the Bermuda Treaty.

We do not expect that Watford Holdings will be eligible for benefits under the Bermuda Treaty because the Bermuda Treaty is generally only applicable to insurance enterprises, and Watford Holdings does not itself engage in insurance activities.

U.S. taxation of non-effectively connected income.  Non-U.S. corporations not engaged in a trade or business within the United States are nonetheless subject to U.S. federal income taxation on certain fixed or determinable annual or periodical gains, profits and income (such as dividends and certain interest on investments) derived from sources within the United States. Such tax is generally imposed by withholding at a rate of 30% on the gross income subject to the tax. Insurance premiums are generally exempt from this withholding tax to the extent that they are subject to the U.S. federal insurance excise tax, or the FET. A recent court decision (and an IRS pronouncement acquiescing to the decision) held that the FET does not apply to reinsurance cessions or retrocession of risks between two non-U.S. reinsurers. This decision and acquiescence has created some ambiguity in the law regarding whether premiums paid in connection with such transactions could be subject to the 30% U.S. federal withholding tax. Although the law is not entirely clear, we do not expect to be subject to U.S. federal withholding tax with respect to our insurance premium income. The 30% withholding tax is also eliminated with respect to certain types of U.S. source income, such as interest on debt instruments that qualify as “portfolio debt instruments.”

In addition, Watford Re will, in certain circumstances, be subject to the FET, which is imposed on premiums paid to non-U.S. insurers or reinsurers with respect to risks or insureds located in the United States. The rates of tax applicable to such premiums paid to Watford Re are 4% for direct casualty insurance and indemnity bonds and 1% for reinsurance premiums and direct insurance of life, sickness and accident policies and annuity contracts. As described above, a recent court decision (and an IRS pronouncement acquiescing to the decision) held that the FET does not apply to reinsurance cessions or retrocession of risks between two non-U.S. reinsurers.

Watford Holdings holds a number of subsidiaries, including Watford Holdings U.S., Watford Services Inc., WSIC and WIC, which are treated as domestic corporations for U.S. federal income tax purposes and which are held indirectly through Holdings U.K. Such subsidiaries are subject to U.S. federal corporate income tax and applicable state and local taxes with respect to their activities. In addition, dividends from such subsidiaries paid to Holdings U.K. are subject to U.S. federal withholding tax at a 30% rate, subject to a reduction of such taxes that may be available to Holdings U.K. under the income tax treaty between the United States and the United Kingdom. No assurance can be provided that Holdings U.K. will be eligible for the benefits of such treaty.

Taxation of shareholders

Bermuda

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to our shares except insofar as such tax applies to persons ordinarily resident in Bermuda. The same assurance has been obtained with respect to Watford Re. Given the limited duration of any assurance by the Minister of Finance, we cannot be certain that our shareholders will not be subject to any Bermuda taxes after March 31, 2035.

United States

Taxation of dividends.  Subject to the discussions below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions, if any, paid with respect to our shares will constitute ordinary dividend income to U.S. Holders to the extent that they are paid out of our current or accumulated earnings and profits (as calculated in accordance with U.S. federal income tax principles), and non-corporate U.S. Holders, including individuals, generally will be subject to U.S. federal income taxation at a current maximum rate of 39.6% upon their receipt of such dividend income. Income from these dividends will generally constitute “qualified dividend income” (as defined in the Code), and thus will be eligible for the preferential 20% rate applicable to “qualified dividend income” received by non-corporate U.S. Holders, only if the shares with respect to which such dividends are paid are readily tradable on an established securities market in the United States and certain other requirements are met (and assuming Watford Holdings is not a passive foreign investment company, as discussed below). Although our shares are currently not readily tradable on an established securities market in the United States, they are expected to be readily tradable on an established securities market in the United States following this offering. Dividends payable on our shares generally will not be eligible for the dividends received deduction applicable to corporate U.S. Holders.

Subject to the discussions below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, to the extent that we make distributions on our shares exceeding our current and accumulated earnings and profits (as calculated in accordance with U.S. federal income tax principles), a U.S. Holder will be treated as having received a return of its tax basis (determined separately for each share) in our shares. Any amount that we distribute in excess of a U.S. Holder’s tax basis generally will be treated as gain from the sale of a capital asset. The character of such gain is described below. See “—Dispositions of our shares.”

Passive foreign investment companies

In general, a non-U.S. corporation will be a PFIC if:

•	75% or more of its gross income constitutes “passive” income; or

•	50% or more of its assets produce, or are held for the production of, passive income.

For purposes of the PFIC tests, “passive” income generally includes interest, dividends, annuities and other investment income. The PFIC rules contain an express exception for income that is derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business, or the Insurance Company Exception. The Insurance Company Exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent that such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. However, there is very little authority as to what constitutes the active conduct of an insurance business or being predominantly engaged in such business. In particular, there is uncertainty as to what constitutes the appropriate levels of insurance activity, financial reserves and risk transfer with respect to insurance contracts that are necessary for the Insurance Company Exception to apply. Watford Re’s income could be considered passive income derived outside of the active conduct of Watford Re’s insurance business if (i) Watford Re’s insurance business is not considered sufficiently active (because of its arrangements with AUL or otherwise), or (ii) such income is earned from (A) investments that are attributable to financial reserves in excess of the reasonable needs of Watford Re’s insurance business, or (B) non-traditional insurance activities that do not contain sufficient risk transfer.

The PFIC statutory provisions also contain a look-through rule that states that, for purposes of determining whether a non-U.S. corporation is a PFIC, such non-U.S. corporation will be treated as if it “held its proportionate share of the assets” and as if it “received directly its proportionate share of the income” of any other corporation in which it owns at least 25% of the value of the stock. Under this look-through rule, Watford Holdings would be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of Watford Re, and, therefore, generally would not be classified as a PFIC if Watford Re is not classified as a PFIC. Furthermore, Watford Re would be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its subsidiaries.

In addition, Watford Re may hold certain assets through one or more entities treated as a corporation for U.S. federal income tax purposes, which entities could be treated as PFICs. Provided that Watford Holdings and Watford Re are not treated as PFICs, a holder of shares of Watford Holdings should not be treated as owning an interest in such lower-tier PFIC unless such holder holds, directly or indirectly, 50% or more of our shares by value.

Although not entirely free from doubt due to a lack of directly governing authority, we currently expect that Watford Holdings and Watford Re should not be treated as PFICs because we believe that Watford Re’s income qualifies for the Insurance Company Exception. However, because there are no regulations currently in effect regarding the application of the PFIC rules to an insurance company and there is no definitive authority interpreting the Insurance Company Exception, there is a risk that the IRS may seek to characterize Watford Holdings and Watford Re as PFICs because of Watford Re’s non-traditional insurance activities, its level of reserves, the level of risk transfer in the insurance contracts that it writes, its level of activity (including the level of its activity carried out directly by its employees as opposed to AUL or other third parties) or otherwise. There is also a risk that Watford Re will not be successful in writing the level of insurance business reflected in its business plan, in which case Watford Holdings and Watford Re could become PFICs. As a result, no assurance can be provided that Watford Holdings or Watford Re will not be treated as PFICs under current law.

Even if Watford Holdings and Watford Re are not treated as PFICs under current law, new regulations or legislation relating to the Insurance Company Exception could change this result. The IRS has issued Proposed Regulations that, if finalized in their current form, could adversely impact the ability of Watford Holdings and Watford Re to qualify for the Insurance Company Exception. The Proposed Regulations would provide that the active conduct of an insurance business must include the performance of substantial managerial and operational services by an insurance company’s own employees and officers. The activities of independent contractors and employees of affiliates would not be sufficient to satisfy this requirement. The Proposed Regulations also would clarify that income from investment assets held by an insurance company to meet its obligations under insurance and annuity contracts would not be treated as passive income for PFIC purposes. However, the IRS did not propose a specific method for determining the portion of an insurance company’s assets that are held to meet obligations under insurance and annuity contracts, and solicited comments on appropriate approaches. At this time it is unclear whether final Treasury regulations, if issued, will include a specific methodology and how any such methodology would apply to Watford Holdings and Watford Re. The Proposed Regulations are not currently in effect, but will become effective if and when issued in final form. Furthermore, the IRS had previously announced that it intends to scrutinize the activities of purported insurance companies organized outside of the United States, including insurance companies that invest a significant portion of their assets in alternative investment strategies, and will apply the PFIC rules where it determines that a non-U.S. corporation is not an insurance company for U.S. federal income tax purposes. As a result, the IRS may in the near future either finalize the Proposed Regulations or release additional guidance that could adversely impact the ability of Watford Holdings and Watford Re to qualify for the Insurance Company Exception. Such additional guidance could apply on either a prospective or retroactive basis.

Furthermore, in 2015 Senate Finance Committee ranking minority member Ron Wyden introduced the Wyden Bill, which would, if enacted, modify the Insurance Company Exception and could adversely affect the ability of Watford Holdings and Watford Re to qualify for the Insurance Company Exception. Under the Wyden Bill, the Insurance Company Exception would apply to a company only if (i) the company would be taxed as an insurance company were it a U.S. corporation and (ii) either (A) loss and loss adjustment expenses and certain reserves constitute more than 25% of the company’s gross assets for the relevant year or (B) loss and loss adjustment expenses and certain reserves constitute more than 10% of the company’s gross assets for the relevant year and, based on the applicable facts and circumstances, the company is predominantly engaged in an insurance business and the failure of the company to satisfy the preceding 25% test is due solely to temporary circumstances involving the insurance business. Similarly, Senate Finance Committee then-Chairman Max Baucus previously released several tax reform discussion drafts on international tax issues, or the Baucus Bill, and, in early 2014, House Ways and Means Committee then-Chairman Dave Camp published a tax reform proposal, or the Camp Bill. Both the Baucus Bill and the Camp Bill contained proposals that, if enacted, could adversely affect Watford Holdings and Watford Re’s status under the PFIC rules and their ability to qualify for the Insurance Company Exception. In particular, under both bills the Insurance Company Exception would apply only if (i) the PFIC would be taxed as an insurance company were it a U.S. corporation; (ii) more than 50% of the PFIC’s gross receipts for the tax year consist of premiums and (iii) loss and loss adjustment expenses, unearned premiums, and certain reserves constitute more than 35% of the PFIC’s total assets. There can be no assurance that Watford Holdings and Watford Re would be able to meet these tests if the Wyden Bill, the Baucus Bill, the Camp Bill or similar legislation were to be enacted and go into effect in its proposed form.

We are not able to predict if and when the Proposed Regulations will be finalized, if, when or in what form any additional guidance will be provided by the IRS, whether the Wyden Bill, the Baucus Bill, the Camp Bill or any other similar legislation will be enacted by Congress and whether such guidance or legislation will have a retroactive effect. If Watford Holdings’ and Watford Re’s current organization and operations do not satisfy the requirements imposed by the Proposed Regulations when finalized or any such additional IRS guidance or legislation, Watford Holdings and Watford Re could be required to modify their organization and operations in order to qualify for the Insurance Company Exception (assuming the exception continues to exist) after such IRS guidance or other legislation is effective, which may be at any time including shortly after the closing of this offering. There is no assurance that Watford Holdings or Watford Re would successfully implement such modifications in all circumstances. As a result, even if Watford Holdings and Watford Re satisfy the Insurance Company Exception (as it exists under current law) upon the closing of this offering, it is possible that Watford Holdings and Watford Re could be treated as PFICs under the Proposed Regulations after they are finalized, or under any other forthcoming IRS guidance or legislation. Prospective investors are urged to consult their own tax advisors in assessing their tolerance of this risk.

The determination of whether Watford Holdings or Watford Re is a PFIC is an annual determination. If Watford Holdings or Watford Re were determined to be a PFIC in any taxable year in which a U.S. Holder owns our shares, such U.S. Holder would be subject to special penalty taxes applicable under the excess distribution rules, which are further described below, unless such U.S. Holder had made an effective “QEF election” or “mark-to-market election” (each as described below) with respect to each of the corporations that is determined to be a PFIC.

Excess distribution rules.  If Watford Holdings and Watford Re are treated as PFICs, a U.S. Holder that does not make a QEF election generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares. A U.S. Holder will be treated as receiving an “excess distribution” if the amount of the distributions received by the U.S. Holder in any taxable year is more than 125% of the average annual distributions paid by Watford Holdings with respect to its shares during the three preceding taxable years (or the period in which the U.S. Holder held such shares if shorter).

Under the excess distribution rules, all or a portion of any gain recognized by a U.S. Holder upon the sale of our shares would generally be recharacterized as ordinary income. Further, any dividends received from Watford Holdings, if Watford Holdings is treated as a PFIC, will not constitute qualified dividend income and will not be eligible for the reduced 20% rate of tax even if such rate would be available otherwise. The U.S. Holder would also be subject to an interest charge based on the value of the deferral of the taxes that are deemed due during the period that such U.S. Holder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was allocated in equal portions throughout the U.S. Holder’s ownership period and taxed at the highest marginal ordinary income tax rate for those years (or, for the taxable year of the sale or distribution, the U.S. Holder’s regular ordinary income tax rate). The interest charge is computed using the applicable rate imposed on underpayments of U.S. federal income tax for such period. If a U.S. Holder owns stock in a non-U.S. corporation during any taxable year in which such corporation is determined to be a PFIC, the stock will generally be treated as stock in a PFIC for all subsequent years. In addition, a U.S. Holder that owns (directly or indirectly) stock in a PFIC is treated as owning a proportionate amount by value of any stock owned by such PFIC. If the PFIC owns stock in another PFIC, the excess distribution rules apply separately to the U.S. Holder with respect to its interest in such lower-tier PFIC on an indirect basis. Accordingly, if we are treated as a PFIC, Watford Re and any other subsidiary owned directly or indirectly by us may be treated as a lower-tier PFIC, and U.S. Holders will be treated as indirect owners of the stock in such subsidiary owned directly or indirectly by us.

If Watford Holdings is treated as a PFIC, a U.S. Holder may be able to mitigate certain of the negative tax consequences of the excess distribution rules if it is able to make: (i) a timely qualified electing fund election with respect to our shares, or a QEF election; or (ii) a mark-to-market election with respect to the first taxable year in which such entity is determined to be a PFIC during the U.S. Holder’s holding period in our shares. As described below, the availability of these elections may be uncertain and, in certain cases, requires us to provide certain information to our shareholders. We expect to monitor our activities and the activities of our subsidiaries with a view towards concluding whether Watford Holdings is a PFIC, and will notify our shareholders annually of whether we believe that Watford Holdings is likely to be treated as a PFIC. In addition, we intend to provide shareholders upon request with any identifying information about our subsidiaries that is reasonably required for shareholders to file a protective statement preserving their right to make a retroactive QEF election with respect to such subsidiaries, as further described below. If we conclude in any year that Watford Holdings is likely to be treated as a PFIC, we intend to provide to our shareholders the information required by them to make a QEF election with respect to Watford Holdings, Watford Re or, as applicable, any direct or indirect controlled subsidiary of Watford Holdings or Watford Re that also may be a PFIC. Furthermore, Watford Holdings, Watford Re, or its direct or indirect subsidiaries may make investments in other entities that are treated as PFICs with respect to a U.S. Holder, such as a fund or portfolio investment that is itself classified as a corporation for U.S. federal income tax purposes. If we conclude in any year that Watford Holdings is likely to be treated as a PFIC, we intend to use commercially reasonable efforts to cause any such lower-tier PFICs to provide information that is necessary for U.S. Holders to make a separate QEF election with respect to such entity. However, if we do not control any such lower-tier PFIC, we may not be able to cause such entity to provide such information, in which case a QEF election with respect to such entity generally will not be available.

Timely QEF election.  If Watford Holdings, Watford Re or any other non-U.S. subsidiary owned directly or indirectly by us is a PFIC and a U.S. Holder makes a QEF election, then the U.S. Holder will be currently taxable on its pro rata share of such company’s ordinary earnings and net capital gain regardless of whether such company makes any distributions, and such U.S. Holder will not generally be subject to the excess distribution rules with respect to such company. A U.S. Holder’s basis in our shares will be increased to reflect such taxed but undistributed income and any subsequent distributions of previously taxed income will reduce the U.S. Holder’s basis and will not be taxed again as a distribution to the U.S. Holder.

In general, a U.S. Holder must file annually a separate IRS Form 8621 for each PFIC in which it is a direct or indirect owner during the year with its U.S. federal income tax return. If a U.S. Holder wishes to make a QEF election, it must make such election on a timely filed IRS Form 8621 for the first taxable year for which the election is to be effective. A U.S. Holder may preserve its right to make a retroactive QEF election for Watford Holdings, Watford Re, or any of their other non-U.S. subsidiaries if the U.S. Holder files a protective statement signed under penalty of perjury with the IRS for the first taxable year in which it acquires shares and it reasonably believes that such company is not a PFIC for such taxable year. The protective statement must generally contain statements describing (i) the U.S. Holder’s basis (including application of the 75% income and 50% asset tests and other factors) for its reasonable belief that such company was not a PFIC for its taxable year ending with or within the U.S. Holder’s first taxable year to which the protective statement applies; (ii) the U.S. Holder’s agreement extending the periods of limitations on the assessment of its PFIC related taxes for all taxable years to which the protective statement applies; (iii) the U.S. Holder’s name and address, as well as certain identifying information with respect to such U.S. Holder and the relevant company; and (iv) information and representations regarding the highest percentage of each class of shares that the U.S. Holder owned (directly or indirectly) during its first taxable year to which the protective statement applies. In general, filing the protective statement with respect to a taxable year does not, by itself obligate a U.S. Holder to include its pro rata share of Watford Holdings, Watford Re’s, or such other non-U.S. subsidiary’s earnings in income for such taxable year if none was a PFIC for such taxable year. The filing simply preserves the U.S. Holder’s ability to make a retroactive QEF election with respect to such taxable year and may protect the U.S. Holder from some of the more severe penalties that may be imposed under the PFIC excess distribution rules described above. If a U.S. Holder makes a valid retroactive QEF election with respect to its shares and Watford Holdings, Watford Re, or such other non-U.S. subsidiary is determined to be a PFIC, such U.S. Holder will be taxed on its cumulative annual pro rata share of the applicable company’s ordinary earnings and net capital gains (regardless of whether any distributions were received) as if the U.S. Holder had made such election on a timely basis (i.e., on a non-retroactive basis), plus an interest charge to eliminate the tax deferral arising from the retroactive election, and may be required to amend prior year tax returns.

In general, if a U.S. Holder owns (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) less than 2% of the vote and value of each class of Watford Holdings’, Watford Re’s, and any other non-U.S. subsidiary’s stock for any taxable year (a “U.S. Below 2% Shareholder”), it is not always required to file a protective statement in order to preserve its ability to make a retroactive QEF election with respect to a taxable year. If a U.S. Holder is a U.S. Below 2% Shareholder, it generally may make a retroactive QEF election with respect to Watford Holdings, Watford Re, or any other non-U.S. subsidiary in a taxable year if we have indicated in a public document that, with respect to such taxable year (i) we reasonably believe that such entity is not or should not be a PFIC or (ii) we are unable to conclude that such entity is not or should not be a PFIC, but we reasonably believe that, more likely than not, such entity ultimately will not be a PFIC, and, in each case, such U.S. Below 2% Shareholder does not know or have reason to know that such statement was inaccurate. In light of the uncertainty and lack of guidance regarding the application of the PFIC rules to companies engaged in an insurance business, a prospective investor is urged to consider filing a protective statement with respect to Watford Holdings, Watford Re, and any other non-U.S. subsidiary for the first taxable year in which it owns shares in order to preserve its ability to make a retroactive QEF election, if otherwise eligible to make such election. Prospective investors are urged to consult their own tax advisors regarding the mechanics and effects of filing a protective statement with respect to their ownership of shares and making a retroactive QEF election in the event that Watford Holdings, Watford Re, or any other non-U.S. subsidiary is subsequently determined to have been a PFIC in a particular year.

Mark-to-market election.  U.S. Holders of stock in a corporation treated as a PFIC may, in lieu of making a QEF election as described above, make a mark-to-market election if the stock held is “marketable” stock, meaning that it is regularly traded on a qualified exchange or other market within the meaning of applicable Treasury Regulations. The mark-to-market election is only available if our shares are regularly traded on certain United States securities exchanges or other exchanges designated by the United States Treasury. Our shares will generally be treated as regularly traded for a calendar year following the closing of this offering if they are traded for at least 15 days during each quarter in the calendar year or, in the case of the quarter that includes the closing of this offering, if they are traded on 1/6 of the days remaining in the quarter following the offering.

If Watford Holdings is treated as a PFIC and an effective mark-to-market election is made after the initial PFIC taxable year in which a U.S. Holder owns its shares, distributions as well as any mark-to-market gain during the first year for which the election is in effect will be subject to the PFIC excess distribution rules described above.

Except as provided in the previous sentence, a U.S. Holder that makes an effective mark-to-market election will include as ordinary income each year the excess of the fair market value of its shares at the end of the year over its adjusted tax basis in its shares. Similarly, any gain realized on the sale, exchange or other disposition of the shares will be treated as ordinary income. A U.S. Holder that makes a mark-to-market election will be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in its shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder that makes a mark-to-market election will increase its adjusted tax basis in its shares by the amount of any income inclusions and decrease its adjusted tax basis in its shares by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless Watford Holdings is no longer classified as a PFIC, the shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If Watford Holdings is a PFIC and has any direct and, in certain circumstances, indirect subsidiaries that are PFICs, which we refer to as a “Subsidiary PFIC,” a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. Because the stock of each subsidiary is wholly-owned by Watford Holdings or another subsidiary (and is not traded on a securities exchange), the mark-to-market election is not available to mitigate the adverse tax consequences attributable to any Subsidiary PFIC, including Watford Re in the event that Watford Re and Watford Holdings are treated as PFICs. Prospective investors should consult their own tax advisors to determine whether and when the mark-to-market election will be available to them and the consequences resulting from such election.

The rules regarding PFICs, including the QEF election and the mark-to-market election, are complex. Prospective investors are urged to consult their own tax advisors in assessing their tolerance of the risk that Watford Holdings or Watford Re will be classified as PFICs, and whether and when a timely QEF election should be made for Watford Holdings, Watford Re, or any other non-U.S. subsidiaries, as described above.

Controlled foreign corporations

If Watford Holdings or Watford Re is classified as a CFC, then a United States person that owns 10% or more (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) of the total combined voting power of all of the classes of stock of Watford Holdings or that is a U.S. partnership that owns such stock (a “U.S. 10% Shareholder”), will be subject to special tax rules in lieu of the PFIC rules described above. In general, a non-U.S. corporation is treated as a CFC only if its U.S. 10% Shareholders (including, for this purpose, U.S. partnerships) collectively own (directly, indirectly or constructively) more than 50% of the total combined voting power or total value of the corporation’s stock on any day during the taxable year of such corporation. However, solely for purposes of taking into account subpart F insurance income (as defined below) other than RPII, a non-U.S. corporation, such as Watford Re, generally will be treated as a CFC if more than 25% of the total combined voting power or total value of its stock is owned (directly, indirectly or constructively) by U.S. 10% Shareholders.

Certain U.S. 10% Shareholders that own (directly or indirectly through one or more foreign entities) stock in a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any taxable year are required to include in their gross incomes for U.S. federal income tax purposes, as ordinary income, their pro rata share of the CFC’s subpart F income (as defined below) for such year. This income inclusion is generally applicable to U.S. 10% Shareholders that have such direct or indirect ownership on the last day of the taxable year of the CFC. The subpart F income inclusion is required even if the subpart F income is not distributed. In addition, U.S. 10% Shareholders of a CFC may be deemed to receive taxable distributions to the extent that the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property.

For purposes of the CFC rules, “subpart F income” generally includes passive investment income, such as interest, dividends and certain rent or royalties, and certain insurance income, the latter of which is referred to as “subpart F insurance income.” Subpart F insurance income is, absent an applicable exception, any income (including underwriting and investment income) that is attributable to the issuing (or reinsuring) of any insurance or annuity contract, and that (subject to certain modifications) would be taxed under the insurance company provisions of the Code if such income were the income of a U.S. insurance company. Subpart F income does not include certain income subject to high non-U.S. taxes and any income from sources within the United States which is effectively connected with the conduct of a trade or business within the United States and is not exempted or subject to a reduced rate of tax by an applicable tax treaty. All of the income of Watford Holdings, Watford Re, and our non-U.S. subsidiaries is expected to be subpart F income.

In determining the U.S. 10% Shareholders of Watford Re or any other non-U.S. subsidiary, stock in such subsidiary that is owned directly or indirectly by Watford Holdings will be treated as owned proportionately by the U.S. Holders that hold a direct or indirect interest in Watford Holdings. Under our bye-laws and the bye-laws of each relevant subsidiary, if Watford Holdings or any of our direct or indirect subsidiaries is entitled to vote on any matter that is the subject of a vote of shareholders of Watford Re or another direct or indirect non-U.S. subsidiary, the members of the Watford Holdings Board or the board of the relevant subsidiary that is entitled to vote will be required to refer such vote to the vote of the shareholders of Watford Holdings. Because of this requirement, it is intended that U.S. Holders will not be treated as owning a percentage of stock of Watford Re or any other non-U.S. subsidiaries that is greater than such U.S. Holders’ voting power in Watford Holdings. However, there is no definitive authority on whether these voting provisions are effective for purposes of determining if a United States person is treated as a U.S. 10% Shareholder. Watford Holdings cannot assure prospective investors that they will not be treated as having greater voting rights in Watford Re or other non-U.S. subsidiaries than their voting rights in Watford Holdings, which could cause such investors to be treated as U.S. 10% Shareholders of Watford Re or such other non-U.S. subsidiaries.

Subject to an exception for HPS and certain of its employees and affiliates and Arch and certain of its affiliates, the bye-laws provide voting limitations and other provisions designed to reduce the risk that U.S. Holders would be treated as U.S. 10% Shareholders, as described in “—Description of share capital—Common shares,” “—Preference shares” and “—Common shares—Voting rights.” Because of these limitations, and the anticipated number of shareholders, we believe that United States persons who directly, indirectly or constructively hold shares should not be treated as U.S. 10% Shareholders of Watford Holdings, Watford Re, or any other non-U.S. subsidiaries under the general rules described above unless such holders are exempted from such voting limitations or have other special governance rights. However, the constructive ownership rules applicable to this determination are complex and there is no definitive authority on whether these voting and ownership and transfer limitations effectively prevent United States persons from being treated as U.S. 10% Shareholders of Watford Holdings or its non-U.S. subsidiaries. Therefore, Watford Holdings cannot assure prospective investors that they will not be treated as U.S. 10% Shareholders of Watford Holdings or its non-U.S. subsidiaries. In addition, because certain holders are exempted from these voting limitations, even if the voting limitations are effective as a general matter in preventing U.S. Holders and United States persons who indirectly or constructively hold shares from being treated as U.S. 10% Shareholders, Watford Holdings, Watford Re or other non-U.S. subsidiaries may nevertheless be treated as CFCs or at some time in the future may become CFCs. Finally, it is possible that we will indirectly hold interests in non-U.S. entities that would not be subject to similar voting limitations, and which could be treated as CFCs. No assurance can be provided that any U.S. Holder will not be treated as a U.S. 10% Shareholder of any such subsidiary or entity.

If a U.S. Holder is a U.S. 10% Shareholder and Watford Holdings, Watford Re or another non-U.S. subsidiary is a CFC, the rules relating to PFICs generally would not apply to such U.S. Holder in respect of such entity. However, certain subpart F income may be taxable (whether or not currently distributed) at higher rates than if such income were taxable under the PFIC regime where a valid QEF election has been made.

Prospective investors are urged to consult their own tax advisors to determine whether their anticipated ownership interest in Watford Holdings would cause them to become U.S. 10%

Shareholders of Watford Holdings, Watford Re or any other non-U.S. subsidiary, and to determine the impact of such a classification on them.

Related person insurance income.  A different definition of CFC is applicable in determining the consequences of RPII earned by a non-U.S. corporation. For purposes of this summary, RPII is subpart F insurance income attributable to insurance policies or reinsurance contracts where the person that is (directly or indirectly) insured or reinsured is a “RPII Shareholder” or a related person to the RPII Shareholder. A RPII Shareholder is a United States person that owns (directly or indirectly) any amount, even one share, of the stock in Watford Holdings or Watford Re. Generally, for purposes of the RPII rules, a related person is a person that controls or is controlled by the RPII Shareholder or a person that is controlled by the same person or persons that control the RPII Shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock after applying certain constructive ownership rules.

For purposes of taking into account RPII, and subject to the exceptions described below, Watford Re or any other non-U.S. subsidiary will be treated as a CFC if its RPII Shareholders own collectively (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) 25% or more of the total combined voting power or value of Watford Re’s or such non-U.S. subsidiary’s stock on any day during a taxable year. If Watford Re or any non-U.S. subsidiary is a CFC for an uninterrupted period of at least 30 days during any taxable year under the RPII rules, a U.S. Holder that owns (including indirectly through Watford Holdings) stock in Watford Re or any non-U.S. subsidiary on the last day of any such taxable year must include in its gross income for U.S. federal income tax purposes its allocable share of the RPII of Watford Re or such non-U.S. subsidiary for the entire taxable year (whether or not currently distributed), subject to certain modifications.

Related person insurance income exceptions.  Notwithstanding the above, the RPII rules do not apply to a company if:

•

direct and indirect insureds and persons related to such insureds, whether or not United States persons, are treated at all times during the taxable year as owning (directly or indirectly) less than 20% of the voting power and less than 20% of the value of the stock in the company;

•	the RPII of the company, determined on a gross basis, is less than 20% of the company’s gross insurance income for such taxable year (the “20% gross income exception”); or

•	certain other exceptions apply.

Where no exception applies, each U.S. Holder that owns (directly or indirectly) stock in Watford Re or another non-U.S. subsidiary on the last day of such company’s taxable year on which it is a CFC for purposes of the RPII rules will be required to include in its gross income for U.S. federal income tax purposes its share of RPII for the entire taxable year (whether or not currently distributed). The amount includible will be determined as if all such RPII were distributed proportionately only to such RPII Shareholders at that date, but limited by Watford Re’s or the applicable non-U.S. subsidiary’s current-year earnings and profits and reduced by the U.S. Holder’s share, if any, of certain prior-year deficits in earnings and profits. Based on the intended nature of Watford Re’s and each non-U.S. subsidiary’s insurance operations, we believe that it is likely that the 20% gross income exception will apply to Watford Re and each non-U.S. subsidiary. Consequently, we do not expect any U.S. Holder to be required to include any RPII income in such U.S. Holder’s gross income for U.S. federal income tax purposes, but no assurance can be made that this will be the case.

Computation of related person insurance income.   In order to determine how much RPII Watford Re and each non-U.S. subsidiary has earned in each taxable year, we intend to monitor the information available to us regarding our insureds and our shareholders to determine whether any of the insureds or persons related to such insureds are direct or indirect shareholders that are RPII Shareholders. We will likely not be able to determine whether any of the underlying insureds of the insurance companies to which Watford Re or any non-U.S. subsidiary provides insurance or reinsurance are RPII Shareholders or related persons to such shareholders. Accordingly, we may not be able to determine accurately (i) whether Watford Re or any non-U.S. subsidiary qualifies for any RPII exception, or (ii) the gross amount of RPII earned by Watford Re and each non-U.S. subsidiary in a given taxable year.

Because these determinations are not entirely within our control and we must rely on information from insureds of the relevant entity to make these determinations, we cannot assure prospective investors that we will be able to obtain all necessary information to make such determinations.

Apportionment of related person insurance income to U.S. Holders.  If we determine that the 20% gross income exception under the RPII rules is not applicable for any taxable year and no other exception applies, we may seek information from our shareholders as to whether direct or indirect owners of our shares at the end of the year are RPII Shareholders. This information is necessary in order to allow us to determine and apportion RPII among our RPII Shareholders. In any such year, to the extent possible, we intend to inform our shareholders of the amount of RPII per share, and U.S. Holders will be obligated to file a return reporting such amount. To the extent that we are unable to determine whether a direct or indirect owner of our shares is a RPII Shareholder, we may assume that such owner is not a RPII Shareholder for the purpose of allocating RPII, thereby increasing the amount of RPII per share for all of our RPII Shareholders.

The amount of RPII includible in a U.S. Holder’s income would be based on the net RPII for the taxable year after deducting related expenses such as losses, loss reserves and operating expenses.

If Watford Re or any non-U.S. subsidiary has RPII and Watford Holdings makes a distribution of such RPII to a U.S. Holder with respect to our shares, such distributions will not be taxable to the extent that any such RPII has been allocated to, and included in, such U.S. Holder’s gross income for the taxable year in which the distribution was paid or for any prior year.

Uncertainty as to application of the controlled foreign corporation and the related person insurance income provisions.  There is a lack of definitive guidance interpreting the RPII provisions. There is no case law on point in which a court has interpreted the RPII provisions and there are no final Treasury regulations interpreting the RPII provisions. Proposed regulations have existed since 1991, but taxpayers cannot affirmatively rely on regulations that remain in proposed form and Watford Holdings cannot tell prospective investors whether the IRS will adopt the proposed regulations or what changes or clarifications might be ultimately made to the proposed regulations. There also exists considerable uncertainty regarding the CFC rules pertaining to insurance. Additionally, Watford Holdings cannot predict whether any changes to the proposed and final Treasury regulations, or any interpretation or application of the CFC insurance and RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the CFC insurance and RPII provisions may have uncertain consequences for U.S. Holders. Finally, Watford Holdings cannot assure prospective investors that any amounts of subpart F insurance income or RPII inclusions that Watford Holdings may report to them will not be subject to adjustment based on subsequent IRS examination in which the CFC insurance or RPII provisions are subject to a different interpretation. Prospective investors should consult their own tax advisors as to the effects of these uncertainties, and as to the effects that the CFC insurance and RPII provisions may have on them and their investment in our shares.

Basis adjustments.  A U.S. Holder’s tax basis in our shares will be increased by the amount of any subpart F income that such U.S. Holder includes in income under either the RPII or non-RPII CFC rules. Similarly, a U.S. Holder’s tax basis in our shares will be reduced by the amount of such distributions of subpart F income that are excluded from income as a result of the subpart F income having been previously included in income by such U.S. Holder.

Tax-exempt U.S. Holders.  A tax-exempt U.S. Holder that is a U.S. 10% Shareholder or a RPII Shareholder in the event that the exceptions discussed under “—Related person insurance income exceptions” above do not apply is required to treat as unrelated business taxable income, or UBTI, the portion of any deemed distribution to it of subpart F insurance income if such insurance income would be treated as UBTI if derived directly by such tax-exempt U.S. Holder, subject to certain limited exceptions.

Accordingly, if Watford Re’s or another non-U.S. subsidiary’s gross RPII were to equal or exceed 20% of the entity’s gross insurance income and no other exception applies, tax-exempt U.S. Holders that own (directly or indirectly) stock in Watford Re or other non-U.S. subsidiary would be required to treat a portion of such entity’s RPII income as UBTI. Similarly, if Watford Re or another non-U.S. subsidiary were treated as a CFC (i.e., more than 25% of the total combined voting power or total value of its stock were owned (directly, indirectly or constructively) by U.S. 10% Shareholders) for a taxable year, tax-exempt U.S. Holders that own (directly or indirectly) stock in such entity and that are U.S. 10% Shareholders would be required to treat a portion of such entity’s subpart F insurance income as UBTI. Additionally, a tax-exempt U.S. Holder that is treated as a U.S. 10% Shareholder or a RPII Shareholder and recognizes any subpart F insurance income would be required to file IRS Form 5471 in the circumstances described above.

Prospective investors are urged to consult their own tax advisors as to the potential impact of the UBTI provisions of the Code.

Dispositions of our shares.  Generally, the difference between a U.S. Holder’s basis in our shares and the amount realized on the sale, exchange or other disposition of such shares will be includible in gross income as capital gain or loss, subject to the relevant discussion in this summary relating to the potential application of the PFIC, CFC or RPII rules. If a U.S. Holder’s holding period for our shares exceeds one year, any capital gain will be subject to U.S. federal income taxation as long-term capital gain. Long-term capital gains are subject to reduced rates of U.S. federal income tax to individuals and certain other non-corporate taxpayers.

Under Section 1248 of the Code, any gain from the sale or exchange by a U.S. 10% Shareholder of stock in a CFC may be treated as a dividend to the extent of the CFC’s earnings and profits during the period that the U.S. 10% Shareholder owned the stock, subject to certain adjustments. Gain from the sale or exchange of our shares may be recharacterized as dividend income under Section 1248 of the Code. Section 953(c)(7) of the Code generally provides that Section 1248 of the Code also applies to the sale or exchange of stock by a U.S. Holder in a non-U.S. corporation that earns RPII and is characterized as a CFC under the RPII rules if the non-U.S. corporation would be taxed as an insurance company if it were a U.S. corporation. The dividend treatment applies to a U.S. Holder subject to the RPII rules regardless of whether the U.S. Holder is a U.S. 10% Shareholder or whether the CFC meets either one of the first two RPII exceptions described above (i.e., the 20% ownership exception and the 20% gross income exception). Proposed regulations implementing Section 953 of the Code do not specifically address whether Section 1248 of the Code applies when a non-U.S. corporation is not an insurance company, but the non-U.S. corporation has an insurance company subsidiary that is a CFC for purposes of requiring U.S. Holders to take into account RPII.

We believe that a strong argument exists that Section 1248 of the Code should not apply to dispositions of our shares by persons who are not U.S. 10% Shareholders because we will not be directly engaged in the insurance business. However, because (i) the applicable Treasury regulations under Section 953 of the Code remain proposed and taxpayers cannot affirmatively rely on regulations in proposed form; (ii) authority as to how Section 953 of the Code and the proposed regulations should be interpreted is lacking; and (iii) the proposed regulations are subject to amendment, Watford Holdings cannot assure prospective investors that the IRS will interpret the proposed regulations under Section 953 of the Code in this manner or that the U.S. Department of the Treasury will not amend such regulations, or issue other regulations, that would have the effect of causing Section 1248 of the Code to apply to dispositions of our shares. If Section 1248 of the Code were to apply, the portion of the capital gain that is recharacterized as a dividend generally would be subject to taxation in the manner described above. See “—Taxation of shareholders—United States—Taxation of dividends.”

Prospective investors are urged to consult their own tax advisors regarding the application of these provisions to the disposition of our shares.

Medicare tax

U.S. individuals with modified adjusted gross income that exceeds certain thresholds (for example, currently U.S.$250,000 for married individuals filing jointly, U.S.$200,000 for single individuals) are subject to a Medicare tax of 3.8% on the lesser of (i) their investment income, net of deductions properly allocable to such income, or (ii) the excess of their modified adjusted gross income above such thresholds. Trusts and estates also may be subject to this additional tax (with certain modifications). We expect that dividends, if any, paid with respect to our shares and gain recognized on the sale, exchange or other disposition of our shares will be treated as investment income for this purpose and, for U.S. individuals and estates and trusts, be subject to this tax. In addition, if Watford Holdings or Watford Re (or any other non-U.S. subsidiary) is considered a CFC or is a PFIC with respect to which a U.S. Holder has made a QEF election, this tax will generally apply to distributions of income previously taxed to such U.S. Holder under the CFC or PFIC rules described above, unless such U.S. Holder elects to pay this tax on a current basis as the income is earned. The Medicare tax is in addition to any U.S. federal income tax imposed on such U.S. individuals and estates and trusts with respect to dividends on, and gain on the sale, exchange or other disposition of, our shares.

U.S. foreign tax credit

If 50% or more (by voting power or value) of the total outstanding stock in Watford Holdings is owned by United States persons following the consummation of the offering, dividends paid by it, if any, will be treated as partly U.S.-source and partly non-U.S.-source for U.S.

foreign tax credit limitation purposes, in proportion to the source of our earnings and profits for the year in which the dividend is paid. Any amounts required to be included in the income of United States persons under the CFC rules or the RPII rules, and any amounts treated as dividends under Section 1248 of the Code, would similarly be also partly U.S.-source and partly non-U.S.-source. For U.S. foreign tax credit limitation purposes, it is likely that substantially all of the RPII and dividends that are non-U.S.-source income will constitute “passive category” income. Thus, it may not be possible for a U.S. Holder to utilize excess U.S. foreign tax credits to reduce the U.S. federal income tax on such income.

Information reporting and backup withholding requirements

Withholding agents located in, or having certain connections with, the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends, if any, on our shares to U.S. Holders or to intermediaries located in the United States. In addition, a U.S. Holder may be subject to backup withholding at the rate of 28% with respect to dividends paid by such persons, unless it:

•	is a corporation or comes within certain other exempt categories of recipients (as discussed below) and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and may be credited against a U.S. Holder’s regular U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Sales of our shares through brokers by certain U.S. Holders may be also subject to backup withholding. Sales by corporations, certain tax-exempt entities, individual retirement plans, real estate investment trusts, certain financial institutions and other “exempt recipients” (as defined in applicable Treasury regulations) currently are not subject to backup withholding. Prospective investors should consult their own tax advisors regarding the possible applicability of the backup withholding provisions to sales of our shares.

Additional information reporting requirements

A U.S. Holder (including, in certain circumstances, a tax-exempt U.S. Holder) that transfers property (including cash) to Watford Holdings in exchange for our shares, including pursuant to this offering, may be required to file IRS Form 926 or a similar form. In the event that a U.S. Holder fails to file any required form, such U.S. Holder could be subject to a penalty of up to 10% of the value of the property transferred, which penalty is limited to U.S. $100,000 unless the failure to comply was due to intentional disregard.

A U.S. Holder that owns (directly or indirectly or constructively, as determined for U.S. federal income tax purposes) more than 50% of the total combined voting power of all classes of a non-U.S. corporation’s voting stock or more than 50% of the total value of shares of all classes of a non-U.S. corporation’s stock for an uninterrupted period of 30 days or more during the corporation’s taxable year, must file IRS Form 5471 with its U.S. income tax return. In addition, under certain circumstances, U.S. 10% Shareholders and RPII Shareholders of a CFC that own (directly or indirectly) stock may be also required to file IRS Form 5471. Furthermore, a U.S. Holder that acquires (directly or indirectly) 10% or more of the value of stock in a non-U.S. corporation may be required to file IRS Form 5471 in certain circumstances even if the corporation is not a CFC.

In addition, if Watford Re’s or any other non-U.S. subsidiary’s gross RPII for a taxable year constitutes 20% or more of its gross insurance income for the period and no other exception applies, any U.S. Holder that owns (directly or indirectly) any of the stock in Watford Re or such other non-U.S. subsidiary on the last day of that entity’s taxable year will be subject to the RPII rules and will be required to file IRS Form 5471. If we determine for any taxable year that Watford Re or its non-U.S. subsidiaries do not meet either the 20% gross income exception or the 20% ownership exception described above, we intend to mail to all shareholders of record, and intend to make available at the transfer agent with respect to our shares, IRS Form 5471 that are completed with the relevant information. However, Watford Holdings’ determination of the amount of Watford Re’s or its non-U.S. subsidiaries’ gross RPII for a given taxable year may not be accurate because of its inability to gather the information necessary to make such determination. A U.S. Holder’s failure to file IRS Form 5471 may result in significant penalties.

Special information reporting requirements are imposed under the U.S. tax rules on a U.S. owner of a non-U.S. corporation. One provision of the Code requires a U.S. Holder that owns stock in a PFIC to perform such information reporting relating to its ownership as the IRS shall require by regulation. Under these regulations, a United States person that is a shareholder (including an indirect shareholder) of a PFIC is generally required to file an annual report on IRS Form 8621 as an attachment to its tax return. In addition, a United States person that owns PFIC stock through another United States person is required to file the annual report on IRS Form 8621 in certain circumstances. However, a United States person that owns an interest in a PFIC through another United States person is not required to submit the annual report on IRS Form 8621 if such United States person has made a QEF or mark-to-market election and is required to include an amount in income with respect to PFIC stock held through other United States persons and such other United States persons file an annual report under IRS Form 8621. Tax-exempt U.S. Holders will not be required to file an annual report on IRS Form 8621 if they are not subject to tax with respect to their interest in the PFIC. Certain U.S. shareholders who do not make a QEF or mark-to-market election may also be exempt from reporting on IRS Form 8621 for a taxable year if they do not receive excess distributions and they satisfy certain ownership or holding period thresholds. In addition, individual U.S. investors (which may include an individual who is not a United States person, but files a U.S. federal income tax return) are required to attach to his or her U.S. federal income tax return for a taxable year a disclosure statement reporting certain information in respect of each “specified foreign financial asset” that he or she owns (directly or through certain U.S. entities) if the aggregate value of all such assets owned by such individual exceeds U.S.$50,000. “Specified foreign financial assets” include equity interests in a non-U.S. corporation such as Watford Holdings, Watford Re or any other non-U.S. subsidiary subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). This statement is made on IRS Form 8938 and is currently required to be filed only by individuals (although future reporting may be required by certain domestic entities). Prospective investors are urged to consult their own tax advisors regarding these and any other information reporting requirements and whether they will be (or currently are) subject to such reporting requirements and the substantial penalties for noncompliance.

Additional withholding requirements

FATCA imposes a withholding tax of 30% on (i) U.S.-source interest, dividends and certain other types of income, and (ii) the gross proceeds from the sale or disposition of assets which produce such types of income, which are received by a FFI (as a beneficial owner or an intermediary), unless such FFI enters into an agreement with the IRS to obtain certain information as to the identity of the direct and indirect owners of accounts in such institution and satisfies certain other requirements.

Alternatively, a 30% withholding tax may be imposed on the above payments to certain NFFEs (as a beneficial owner or an intermediary) which do not (i) certify to each respective withholding agent that they have no “substantial U.S. owners” (i.e., a U.S. 10% direct or indirect shareholder), or (ii) provide such withholding agent with the certain information as to the identity of such substantial U.S. owners.

Withholding on U.S.-source interest, dividends and certain other types of income applies currently, and withholding on gross proceeds will apply beginning on January 1, 2019.

We believe and take the position that we are an NFFE, and not an FFI. However, because such a determination depends in part on our future operations, no assurance can be given that the IRS would not assert, or that a court would not uphold, a different characterization of our FATCA status.

On December 19, 2013, the Bermuda Government entered into a “Model 2” IGA, or the Bermuda IGA. We intend to comply with the Bermuda IGA and/or FATCA, as applicable, and will report all necessary information regarding substantial U.S. owners to the relevant authority. Any substantial U.S. owner will be required to provide such identifying information as is required to enable the company to comply. Shareholders who fail to provide such information could be subject to: (i) bearing the cost of the withholding tax burden imposed on Watford Holdings as a result of such shareholders’ failure to furnish the required information; (ii) a forced sale of their shares; or (iii) a redemption of their shares.

Should we determine that we are an FFI under the Bermuda IGA, we will be directed to register with the IRS and will be required to comply with the requirements of FATCA, and will report all necessary information regarding all U.S. Holders of our shares.

Prospective investors are urged to consult their own tax advisors as to the filing and information requirements that may be imposed on them in respect of their ownership of our shares.

*  *  *

The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) is based on current law and is for general informational use only. The tax treatment of a U.S. Holder, or of a person treated as an owner of our shares for U.S. federal income, state or local or non-U.S. tax purposes, may vary depending on such person’s particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could apply retroactively and could affect the tax consequences to any such persons.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF OUR SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES PRIOR TO MAKING AN INVESTMENT.

Underwriting

We are offering the common shares described in this prospectus through an underwriter. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as underwriter. We will enter into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC

Total

The underwriter is committed to purchase all the common shares offered by us if it purchases any common shares.

The underwriter proposes to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $   per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $   per share from the initial public offering price. After the initial offering of our common shares to the public, the offering price and other selling terms may be changed by the underwriter. Sales of shares made outside of the United States may be made by affiliates of the underwriter.

The underwriter has an option to buy up to   additional common shares from us to cover sales of shares by the underwriter which exceed the number of shares specified in the table above. The underwriter has 30 days from the date of this prospectus to exercise this option to purchase additional common shares. If any common shares are purchased with this option to purchase additional shares, the underwriter will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriter will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriter to us per common share. The underwriting fee is $   per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter assuming both no exercise and full exercise of the underwriter’s option to purchase additional common shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $  .

A prospectus in electronic format may be made available on a website maintained by the underwriter, or selling group members, if any, participating in the offering. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter to selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the common shares to be sold hereunder and any common shares issued upon the exercise of options granted under our existing management incentive plans.

We, our directors, executive officers and certain of our shareholders constituting in the aggregate  % of our outstanding common shares upon completion of this public offering have entered into lock-up agreements with the underwriter prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common shares or any security convertible into or exercisable or exchangeable for our common shares.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list our common shares on NASDAQ under the symbol “WTRE.”

The underwriter and its affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriter and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriter of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriter may close out any covered short position either by exercising its option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriter may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriter creates a naked short position, it will purchase shares in the open market to cover the position.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, they may discontinue them at any time. The underwriter may carry out these transactions on the  , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriter;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies; and

•	other factors deemed relevant by the underwriter and us.

Neither we nor the underwriter can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of common shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriter; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any common shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriter and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any common shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any common shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the common shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal matters

The validity of the common shares offered in this offering will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Certain other legal matters relating to the offering will be passed upon for us by Clifford Chance US LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. In addition, Clifford Chance US LLP has in the past provided, and may continue to provide, legal services to us and our affiliates.

Experts

The financial statements as of December 31, 2016, 2015 and 2014 and for each of the three years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Glossary of selected reinsurance, insurance and investment terms

Accident year	With respect to losses, the calendar year during which the loss events related to such losses occurred and, with respect to premiums, the calendar year during which such premiums were earned.
Acquisition expenses	The aggregate expenses incurred by a company that relate directly to acquiring business, including commissions and underwriting expenses.
Acquisition expense ratio	A ratio calculated by dividing acquisition expenses by net premiums earned.
Actuary	A person professionally trained in the mathematical and technical aspects of insurance and related fields particularly in the calculation of premiums, actuarial liabilities and other values.
Admitted insurer	A company licensed or authorized to sell insurance to the general public within a jurisdiction.
A.M. Best rating

An evaluation published by A.M. Best of all life, property, and casualty insurers domiciled in the United States and U.S. branches of foreign property insurer groups active in the United States. The ratings are often used to determine the claims-paying ability, suitability, service record, and financial stability of insurance companies.

Assumed reinsurance	A portion of one or more risks that is accepted by a reinsurer from a ceding insurance company under a contract of reinsurance or ceding reinsurer under a retrocession contract.
Broker

An intermediary who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policyholder and a primary insurer, on behalf of the policyholder, (2) a primary insurer and a reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Capacity

The percentage of surplus that an insurer or reinsurer is willing or able to place at risk or the dollar amount of exposure it is willing to assume. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions, or indirect financial restrictions such as capital adequacy requirements.

Case reserves	Loss reserves established with respect to specific, individual reported claims.
Casualty reinsurance

Reinsurance that is primarily concerned with the losses caused by injuries to third persons (persons other than the policyholder) and the legal liability imposed on the policyholder resulting therefrom. This includes, but is not limited to, workers’ compensation, automobile liability and general liability.

Catastrophe

A severe loss, typically involving multiple claimants. Common perils include earthquakes, hurricanes, tsunamis, hailstorms, severe winter weather, floods, fires, tornados, explosions, and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Cedant

A ceding insurer or a reinsurer. A ceding insurer is an insurer that underwrites and issues an original, primary policy to an insured and contractually transfers (cedes) a portion of the risk to a reinsurer. A ceding reinsurer is a reinsurer that transfers (cedes) a portion of the underlying reinsurance to a retrocessionaire.

Cede	When a party reinsures its liability to another party, it “cedes” business to the reinsurer and is referred to as the “customer,” “ceding party” or “cedant.”
Claim	Request by an insured or reinsured for indemnification by an insurance or reinsurance company for loss incurred from an insured peril or event.
Combined ratio

The ratio of loss and loss adjustment expenses, acquisition expenses and general and administrative expenses to net premiums earned, or equivalently, the sum of the loss ratio, acquisition expense ratio and general and administrative expense ratio.

Commercial lines	The various kinds of insurance that are written for businesses such as property, workers’ compensation and crop.
Customer	A party whose liability is reinsured by a reinsurer. Also known as a “cedant” or “ceding company.”
Demand surge	The temporary inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a catastrophe.
Direct insurance	Insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance.

Excess

Coverage means a layer of insurance coverage which attaches in excess of the point at which the limit of the primary coverage becomes exhausted by the payment of one or more claims; there may be multiple layers of excess coverage.

Excess and surplus lines

Lines of insurance generally unavailable from admitted insurers due to perceived risk related to the insured’s business and which, consequently, are placed by excess and surplus lines agents or brokers with insurers that are not admitted, but are eligible to accept business on an excess and surplus lines basis, in the subject jurisdiction.

Excess of loss reinsurance	Reinsurance that indemnifies the reinsured against all or a specified portion of losses in excess of a specified dollar or percentage loss ratio amount.
Exclusions	A listing of specific types of coverage or loss that are not covered by a given treaty contract.
Facultative reinsurance

In pro rata reinsurance, the reinsurance of part or all of the insurance provided by a single policy, with separate negotiation for each policy cession of insurance—for sharing liability, premium and loss. In excess of loss reinsurance, the reinsurance of each policy, with separate negotiation for each—for indemnity of loss in excess of the reinsured’s loss retention. The word “facultative” connotes that both the primary insurer and the reinsurer usually have the faculty or option of accepting or rejecting the individual submission (as distinguished from the obligation to cede and accept, to which the parties agree in most treaty reinsurance).

Financial strength rating	The opinion of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies.
Frequency	The number of claims occurring during a given coverage period.
General and administrative expense ratio	A ratio calculated by dividing general and administrative expenses by net premiums earned.
Incurred but not reported (IBNR)

Reserves for estimated loss and loss adjustment expenses that have been incurred by insureds and reinsureds, but not yet reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.

Lloyd’s	The Lloyd’s of London insurance market.

Long-tail

Certain types of third-party liability exposures (e.g., malpractice, products, errors and omissions) where the incidence of loss and the determination of damages are frequently subject to delays which extend beyond the term the insurance or reinsurance was in force. An example would be asbestos liability, where the manifestation of the disease and determination of liability does not occur until years later.

Loss adjustment expenses	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expenses.
Losses occurring	Contracts and policies that cover claims that may occur during the term of the contract or policy, which is typically 12 months.
Loss ratio	A ratio calculated by dividing loss and loss adjustment expenses by net premiums earned.
Loss reserve development	The difference between the amount of reserves for losses and loss adjustment expenses initially estimated by an insurer or reinsurer and the amount re-estimated in an evaluation at a later date.
Margin	As a pricing factor (along with expenses and losses), the profit the insurer or reinsurer expects to earn.
Minimum solvency margin (MSM)	The minimum excess unimpaired surplus as a percent of outstanding loss reserve as set by regulators.
Net reserve	Gross reserve for losses and loss adjustment expenses less unpaid losses and loss adjustment expenses recoverable from reinsurers.
Non-admitted insurers

A company not licensed to do business in the jurisdiction in question. A non-admitted insurer is permitted to issue insurance policies only in accordance with an exemption from the jurisdiction’s insurance licensing laws, for example, through an excess and surplus lines broker licensed in that jurisdiction, or to issue policies “self-procured” by the insured or its broker from the insurer outside the jurisdiction of the insured. Also known as an unauthorized insurer and unlicensed insurer.

Personal lines	Types of insurance or reinsurance written for individuals or families, rather than for businesses.

Premiums; written, earned, unearned and net

Premiums represent the cost of insurance that is paid by the cedant or insurer to the insurer or reinsurer. Written represents the complete amount of premiums received, and earned represents the amount recognized as income over a period of time. Unearned is the difference between written and earned premiums. Net premium written is an insurer’s or reinsurer’s gross premiums written less premiums ceded to reinsurers or retrocessional reinsurers.

Primary

Coverage is the lowest (and perhaps only) layer of direct insurance coverage which may apply to the first dollar of loss or, more commonly, in excess of a deductible or retention to be borne by the insured.

Probable maximum loss (PML)

The anticipated maximum loss that could result, as opposed to MFL (maximum foreseeable loss), which would be a similar valuation, but on a worst case basis. Underwriting decisions would typically be influenced by PML evaluations, and the amount of reinsurance ceded on a risk would normally be predicated on the PML valuation.

Program administrator

A licensed insurance agent who is delegated authority to manage part of an insurer’s insurance business. The scope of any particular program administrator’s authority is governed by a contract with the insurer and may include the authority to bind insurance coverage on behalf of the insurer and/or settle claims.

Program business	Products written through managing general agents to whom the insurer has delegated underwriting and claims settlement authority.
Property reinsurance

Reinsurance exposures that are exposed to losses from damage or theft to buildings and their contents—money and securities, records, inventory, furniture, machinery, supplies and even intangible assets such as trademarks.

Proportional reinsurance

All forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. In proportional reinsurance, the reinsurer generally pays the client a ceding commission. The ceding commission generally is based on the customer’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expenses) and also may include a profit component. Frequently referred to as quota share reinsurance.

Quota share reinsurance	A form of proportional reinsurance in which the reinsurer assumes an agreed percentage of each underlying insurance contract being reinsured.
Reinsurance

The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which the reinsured has issued. The reinsured may also be referred to as the original insurer, the direct writing company, or the ceding company.

Reinsurer	An insurer that agrees to indemnify another insurer against all or part of a loss which the latter may incur under a policy or policies of insurance it has issued.
Reserves; claim reserves; loss reserves; loss adjustment expense reserves

Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance contracts it has written. Reserves are established for claims, losses and for loss adjustment expenses, and consist of reserves established with respect to individual reported claims and incurred, but not reported losses.

Retention

In the context of reinsurance, the amount or portion of a risk which an insurer retains or assumes for its own account. Losses, or a portion thereof, in excess of the retention level are paid by the reinsurer. In quota share or pro rata reinsurance, the retention may be a percentage of the original policy limit. In excess of loss reinsurance, the retention may be a fixed amount of loss, a loss ratio, or a percentage of loss. In the context of direct insurance, the “retention” (or “deductible”) means the amount of covered loss that the policyholder must retain for the policyholder’s own account, above which the insurer’s obligations apply.

Retrocession; retrocessional coverage

A transaction whereby a reinsurer cedes to another reinsurer, commonly referred to as the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Return on average equity	Net income (loss) expressed as a percentage of average beginning and ending common shareholders’ equity during the period.
Return on equity	Net income (loss) expressed as a percentage of common shareholders’ equity.
Risks attaching

Contracts that cover claims that attach to the underlying insurance policies written during the terms of such contracts; risks attaching coverage does not apply to events during the stated term of the reinsurance which trigger underlying policies that incepted prior to the stated term and extend into the stated term of the reinsurance.

Risk transfer	The shifting of all or a part of a risk to another party.
Risk-adjusted return	A concept that refines an investment’s return by measuring how much risk is involved in producing that return, which is generally expressed as a number or rating.
Short-tail

A type of insurance or reinsurance where payments for losses are made over shorter periods of time, providing the insurance or reinsurance company with a reduced opportunity to generate investment earnings. Property insurance is an example of short-tail business. The opposite of short-tail business is long-tail business.

Solvency II

Solvency II is a European Union legislative program that was implemented on January 1, 2016 in all 27 Member States. It introduces a new, harmonized European Union-wide insurance regulatory regime and governs the prudential regulation of insurers and reinsurers in the European Union. The legislation replaced 14 existing European Union insurance directives.

Specialty lines	Lines of insurance and reinsurance that provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.
Surplus

The amount by which an insurer’s assets exceed its liabilities. It is the equivalent of “owners’ equity” in standard accounting terms. The ratio of an insurer’s premiums written to its surplus is one of the key measures of its solvency.

Tail	The length of time between receiving premiums and paying out claims.

Treaty reinsurance

A form of reinsurance in which the ceding company makes an agreement to cede certain classes of business to a reinsurer. The reinsurer, in turn, agrees to accept all business qualifying under the agreement, known as the “treaty.” Under a reinsurance treaty, the ceding company is assured that all of its risks falling within the terms of the treaty will be reinsured in accordance with treaty terms.

Total capital	The sum of our total shareholders’ equity plus our contingently redeemable preferred shares.
Umbrella liability

A policy designed to provide protection against catastrophic losses. It generally is written over various primary liability policies, such as the business auto policy, commercial general liability policy, watercraft and aircraft liability policies, and employer’s liability coverage. The umbrella policy serves three purposes: it provides excess limits when the limits of underlying liability policies are exhausted by the payment of claims; it drops down and picks up where the underlying policy leaves off when the aggregate limit of the underlying policy in question is exhausted by the payment of claims; and it provides protection against some claims not covered by the underlying policies, subject to the assumption by the named insured of a self-insured retention.

Underwriter	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies risks in order to charge an appropriate premium for each accepted risk.
Underwriting

The process of evaluating, defining and pricing reinsurance risks including, where appropriate, the rejection of such risks, and the acceptance of the obligation to pay the reinsured under the terms of the contract.

Underwriting cycle

Market-wide fluctuations in the prevailing level of insurance and reinsurance premiums. A soft market, i.e., a period of increased competition, depressed premiums and excess capacity, is followed by a hard market, i.e., a period of rising premiums and decreased capacity.

Underwriting income (loss)	Net premiums earned, less loss and loss adjustment expenses, acquisition expenses and general and administrative expenses.

Where prospective investors can find additional information

We have filed with the SEC a Registration Statement on Form S-1, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to our common shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to prospective investors, free of charge, on the SEC’s website, www.sec.gov.

Upon the closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities at the address noted above and the website of the SEC referred to above.

We maintain a website at http://www.watfordre.com/. Following the closing of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Watford Holdings Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Watford Holdings Ltd. and its subsidiaries as of December 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda

May 9, 2017

WATFORD HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31,
	2016	2015	2014

Assets
Investments:
Term loans, at fair value (Amortized cost: $804,521, $813,867 and $674,142)	$813,621	$762,162	$661,634
Fixed maturities, at fair value (Amortized cost: $745,148, $629,220 and $270,626)	733,133	569,022	256,822
Short-term investments, at fair value (Amortized cost ($374,269, $351,547 and $278,963)	374,480	351,547	277,574
Equity securities, at fair value (Amortized cost: $1,274, NIL and NIL)	2,315	—	—

Total investments	1,923,549	1,682,731	1,196,030
Cash and cash equivalents	74,893	108,550	11,455
Accrued investment income	17,017	19,249	8,537
Premiums receivable	189,911	162,263	140,859
Reinsurance recoverable on unpaid and paid losses and loss adjustment expenses	24,420	14,135	3,431
Prepaid reinsurance premiums	12,145	11,129	9,035
Deferred acquisition costs, net	86,379	75,443	49,529
Receivable for securities sold	1,326	34,095	63,110
Intangible assets	7,650	—	—
Funds held by reinsurers	27,341	133	—
Contingent commissions	12,096	5,854	304
Other assets	6,023	8,856	2,782

Total assets	$2,382,750	$2,122,438	$1,485,072

Liabilities
Reserve for losses and loss adjustment expenses	$510,809	$290,997	$66,328
Unearned premiums	293,480	249,980	180,014
Reinsurance balances payable	12,289	14,112	10,225
Payable for securities purchased	42,922	33,062	80,551
Payable for securities sold short	33,157	30,583	1,850
Revolving credit agreement borrowings	258,861	435,278	52,398
Amounts due to affiliates	3,319	2,590	1,673
Losses payable	17,795	7,718	2,140
Investment management and performance fees payable	27,942	3,901	3,833
Other liabilities	4,552	3,987	2,204

Total liabilities	1,205,126	1,072,208	401,216

Commitments and Contingencies
Contingently redeemable preferred shares	220,253	219,882	219,512
Shareholders’ equity
Common shares ($0.01 par; shares authorized, issued and outstanding: 22,682,875)	227	227	227
Additional paid-in capital	895,386	895,386	895,386
Retained earnings (deficit)	62,133	(64,967)	(31,269)
Accumulated other comprehensive income (loss)	(375)	(298)	—

Total Shareholders’ Equity	957,371	830,348	864,344

Total Liabilities, Contingently Redeemable Preferred Shares and Shareholders’ Equity	$2,382,750	$2,122,438	$1,485,072

See Notes to Consolidated Financial Statements.

WATFORD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(U.S. dollars in thousands, except share data)

	Year Ended December 31,
	2016	2015	2014

Revenues
Gross premiums written	$535,094	$488,899	$288,627
Gross premiums ceded	(21,306)	(22,940)	(14,171)

Net premiums written	513,788	465,959	274,456
Change in unearned premiums	(45,818)	(68,107)	(170,979)

Net premiums earned	467,970	397,852	103,477
Other underwriting income (loss)	3,746	4,468	—
Net interest income	89,818	72,858	18,249
Realized and unrealized gain (loss) on investments	80,643	(81,337)	(27,630)
Investment performance fees	(24,065)	—	—

Total revenues	618,112	393,841	94,096

Expenses
Loss and loss adjustment expenses	(321,581)	(277,659)	(70,173)
Acquisition expenses	(136,733)	(116,441)	(30,116)
General and administrative expenses	(17,956)	(11,929)	(8,597)
Net foreign exchange gains (losses)	4,893	(1,877)	(1,752)

Total expenses	(471,377)	(407,906)	(110,638)

Income (loss) before income taxes	146,735	(14,065)	(16,542)
Income tax expense	(1)	—	—

Net income (loss) before preferred dividends	146,734	(14,065)	(16,542)
Preferred dividends	(19,634)	(19,633)	(14,727)

Net income (loss) available to common shareholders	$127,100	$(33,698)	$(31,269)

Other comprehensive income (loss)
Net foreign currency translation gain (loss)	(77)	(298)	—

Total comprehensive income (loss)	$127,023	$(33,996)	$(31,269)

Earnings (loss) per share
Basic and diluted	$5.60	$(1.49)	$(1.38)
Weighted average number of ordinary shares used in the determination of earnings per share
Basic and diluted	22,682,875	22,682,875	22,682,875

See Notes to Consolidated Financial Statements.

WATFORD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands)

	Year Ended December 31,
	2016	2015	2014

Common shares
Balance at beginning of year	$227	$227	$—
Common shares issued	—	—	227

Balance at end of year	227	227	227

Additional paid-in capital
Balance at beginning of year	895,386	895,386	—
Common shares issued, net	—	—	895,386

Balance at end of year	895,386	895,386	895,386

Accumulated other comprehensive income (loss)
Balance at beginning of year	(298)	—	—
Currency translation adjustment	(77)	(298)	—

Balance at end of year	(375)	(298)	—

Retained earnings (deficit)
Balance at beginning of year	(64,967)	(31,269)	—
Net income (loss) before preferred dividends	146,734	(14,065)	(16,542)
Preferred share dividends paid and accrued	(19,634)	(19,633)	(14,727)

Balance at end of year	62,133	(64,967)	(31,269)

Total shareholders’ equity	$957,371	$830,348	$864,344

See Notes to Consolidated Financial Statements.

WATFORD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2016	2015	2014

Operating Activities
Net income (loss) before preferred dividends	$146,734	$(14,065)	$(16,542)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net realized and unrealized (gains) losses on investments	(80,295)	86,709	30,467
Amortization of fixed assets	199	192	76
Changes in:
Accrued investment income	2,232	(10,712)	(8,537)
Premiums receivable	(29,409)	(21,657)	(142,215)
Reinsurance recoverable on unpaid and paid losses and loss adjustment expenses	(10,297)	(10,770)	(3,432)
Prepaid reinsurance premiums	(1,534)	(2,157)	(9,035)
Deferred acquisition costs, net	(11,480)	(25,971)	(49,529)
Reserve for losses and loss adjustment expenses	232,174	228,794	67,101
Unearned premiums	47,352	70,264	180,014
Reinsurance balances payable	(1,196)	3,833	10,333
Other liabilities	36,149	9,092	9,194
Other items	(55,541)	(10,996)	(2,607)

Net Cash Provided By Operating Activities	275,088	302,556	65,288

Investing Activities
Purchase of term loans	(619,611)	(862,626)	(914,190)
Purchase of fixed maturity investments	(1,058,200)	(637,366)	(331,710)
Proceeds from sale, redemptions and maturity of term loans	667,914	708,192	256,419
Proceeds from sales, redemptions and maturities of fixed maturity invest.	945,578	307,496	58,831
Net sales (purchases) of short-term investments	(14,311)	(72,584)	(276,876)
Net sales (purchases) of equity securities	(1,274)	—	—
Net settlements of derivative instruments	(6,633)	101	(164)
Purchase of business net of cash acquired	(19,451)	—	—
Purchases of furniture, equipment and other assets	(9)	(50)	(825)

Net Cash Used For Investing Activities	(105,997)	(556,837)	(1,208,515)

Financing Activities
Proceeds from contingently redeemable preferred shares issued, net	—	—	219,233
Proceeds from common shares issued, net	—	—	895,613
Dividends paid on redeemable preferred shares	(19,263)	(19,263)	(14,448)
(Repayments on) borrowings to purchase investments	(176,384)	381,180	55,605
Borrowings issuance costs	—	(8,821)	—

Net Cash Provided By (Used For) Financing Activities	(195,647)	353,096	1,156,003

Effects of exchange rate changes on foreign currency cash	(7,101)	(1,720)	(1,321)
Increase (decrease) in cash	(33,657)	97,095	11,455

Cash and cash equivalents, beginning of year	108,550	11,455	—
Cash and cash equivalents, end of year	$74,893	$108,550	$11,455

Supplementary information
Income taxes paid	$1	$—	$—
Interest paid	$13,795	$2,114	$64

See Notes to Consolidated Financial Statements.

WATFORD HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

1. Organization

Watford Holdings Ltd. (the “Parent”) and its wholly-owned subsidiary, Watford Re Ltd. (“Watford Re”), were incorporated under the laws of Bermuda on July 19, 2013.

As used herein, the term “Company” or “Companies” collectively refers to the Parent and/or, as applicable, its subsidiaries.

In the first quarter of 2014, the Company raised approximately $1.1 billion of capital consisting of $907.3 million in common equity ($895.6 million net of issuance costs) and $226.6 million in preference equity ($219.2 million net of issuance costs and discount). Through its wholly-owned subsidiary, Arch Reinsurance Ltd. (“ARL”), Arch Capital Group Ltd. (“ACGL”) invested $100.0 million and acquired approximately 11% of the Company’s common equity and a warrant to purchase up to 975,503 of common shares. See Note 17, “Shareholders’ equity” for further details.

Watford Re is licensed as a Class 4 multi-line insurer under the Insurance Act 1978 of Bermuda, as amended, and related regulations (the “Insurance Act”) and is licensed to underwrite general business on an insurance and reinsurance basis. Through Watford Re, the Company primarily underwrites reinsurance on exposures worldwide. Watford Re commenced operations in the first quarter of 2014 and comparative financial statements are presented from January 1, 2014 to December 31, 2014.

In June 2015, the Company formed Watford Insurance Company Europe Limited (“WICE”) in Gibraltar as a wholly-owned subsidiary of Watford Re. WICE is licensed to underwrite business across Europe and commenced operations in the second quarter of 2015.

In September 2015, the Company formed Watford Specialty Insurance Company (“WSIC”), a New Jersey insurance company, and Watford Services Inc. (“Watford Services”), a Delaware service company. WSIC did not undertake any underwriting activities in 2015. WSIC and Watford Services are wholly-owned subsidiaries of Watford Holdings U.S. Inc. (“Holdings U.S.”). Holdings U.S. is the wholly-owned subsidiary of Watford Holdings (U.K.) Limited (“Holdings U.K.”), a company incorporated under the laws of England & Wales in the United Kingdom. Holdings U.K. is a wholly-owned subsidiary of Watford Re.

In August 2016, the Company acquired Watford Insurance Company (“WIC”), domiciled in New Jersey. WIC is a wholly owned subsidiary of WSIC. See Note 2, “Business acquired” for further details.

Watford Re and WICE have engaged Arch Underwriters Ltd. (“AUL”), a company incorporated in Bermuda and a wholly owned subsidiary of Arch Capital Group Ltd. (“ACGL”), to act as their insurance and reinsurance manager pursuant to services agreements between AUL and Watford Re and WICE, respectively. AUL manages the day-to-day underwriting activities of Watford Re and WICE, subject to the provisions of the services agreement and the oversight of our board of directors. See Note 14, “Transactions with related parties” for further details.

WSIC and WIC have engaged Arch Underwriters Inc. (“AUI”), a company incorporated in Delaware and a wholly owned subsidiary of ACGL, to act as their insurance and reinsurance manager pursuant to services agreements between AUI and WSIC and WIC, respectively. AUI manages the day-to-day underwriting activities of WSIC and WIC, subject to the provisions of the services agreement and the oversight of our board of directors. See Note 14, “Transactions with related parties” for further details.

The Company has engaged HPS Investment Partners, LLC (“HPS”) (formerly known as Highbridge Principal Strategies, LLC), as investment manager of the assets in its non-investment grade portfolio pursuant to various investment management agreements. HPS invests the Company’s non-investment grade assets, subject to the terms of the applicable investment management agreements. See Note 14, “Transactions with related parties” for further details.

The Company has engaged Arch Investment Management Ltd. (“AIM”); a Bermuda exempted company with limited liability and a subsidiary of ACGL, as investment manager of the assets in its investment grade portfolio pursuant to various investment management agreements. AIM manages the Company’s investment grade assets pursuant to the terms of the investment management agreements with AIM. See Note 14, “Transactions with related parties” for further details.

2. Business acquired

In August 2016, the Company’s U.S.-based subsidiary, WSIC, acquired a previously-dormant insurance company that held admitted insurance licenses in all 50 states and the District of Columbia. The carrier was renamed “WIC” and was re-domesticated to New Jersey. WIC’s liabilities relating to pre-acquisition business are fully reinsured pursuant to a 100% quota share agreement with The Hanover Insurance Company (“Hanover”), which carries financial strength ratings of A/A/A3 from A.M. Best Company (“A.M. Best”), Standard & Poor’s Financial Services, LLC and Moody’s Investors Service, respectively. Hanover will not have any liability for, or interest in, business written by WIC. WIC was purchased for approximately $19.5 million in cash. As part of the transaction, total assets purchased included investments of $11.8 million, insurance licenses of $7.7 million and unpaid losses and loss adjustment expenses recoverable of $8.9 million. The assets were offset by reserve for losses and loss adjustment expenses of $8.9 million. The licenses are disclosed as intangible assets at fair market value in the consolidated financial statements and have an indefinite useful life.

3. Significant accounting policies

(a) Basis of presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Parent and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(b) Premium revenues and related expenses

Reinsurance premiums written are recorded based on the type of contracts the Company writes. Premiums on the Company’s excess of loss and pro rata reinsurance contracts are estimated when the business is underwritten. For excess of loss contracts, premiums are recorded as written, on the inception date, based on the terms of the contract. Estimates of premiums written under pro rata contracts are recorded in the period in which the underlying risks are expected to incept and are based on information provided by the brokers and the ceding companies. For multi-year reinsurance treaties which are payable in annual installments, premium recognition depends on whether the contract is non-cancellable. If either party retains the ability to cancel or commute coverage prior to expiration, only the initial annual installment is included as premiums written at policy inception. The remaining annual installments would then be included as premiums written at each successive anniversary date within the multi-year term. If, on the other hand, the contract is non-cancellable, the full multi-year premiums would be recognized as written at policy inception.

Reinsurance premiums written and assumed include amounts reported by brokers and ceding companies, supplemented by the Company’s own estimates of premiums where reports have not been received. The determination of premium estimates requires a review of the ceding companies, familiarity with each market, the timing of the reported information, an analysis and understanding of the characteristics of each line of business, and management’s judgment of the impact of various factors, including premium or loss trends, on the volume of business written and ceded to the Company. On an ongoing basis, the Company reviews the amounts reported by these third parties for reasonableness based on their experience and knowledge of the subject class of business. In addition, reinsurance contracts under which the Company assumes business generally contain specific provisions which allow the Company to perform audits of the ceding company to ensure compliance with the terms and conditions of the contract, including accurate and timely reporting of information. Based on a review of all available information, management establishes premium estimates where reports have not been received. Premium estimates are updated when new information is received and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined. Adjustments to premium estimates could be material and such adjustments could directly and significantly impact earnings favorably or unfavorably in the period they are determined because the estimated premium may be fully or substantially earned.

Reinstatement premiums are recognized at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. Reinstatement premiums, if obligatory, are fully earned when recognized. The accrual of reinstatement premiums is based on an estimate of losses and loss adjustment expenses, which reflects management’s judgment.

Reinsurance premiums written, irrespective of the class of business, are generally earned on a pro rata basis over the term of the underlying policies or reinsurance contracts. Contracts and policies written on a “losses occurring” basis cover claims that may occur during the term of the contract or policy, which is typically 12 months. Accordingly, the premium is earned evenly over the term. Contracts which are written on a “risks attaching” basis cover claims which attach to the underlying insurance policies written during the terms of such contracts. Premiums earned on such contracts usually extend beyond the original term of the reinsurance contract, typically resulting in recognition of premiums earned over a 24-month period. Certain of the Company’s reinsurance contracts include provisions that adjust premiums or acquisition expenses based upon the experience under the contracts. Premiums written and earned, as well as related acquisition expenses are recorded based upon the projected experience under such contracts.

Acquisition expenses consist primarily of brokerage fees, ceding commissions, premium taxes, underwriting fees payable to Arch under our services agreements and other direct expenses that relate to our contracts and policies and are presented net of commissions received from reinsurance we purchase. We amortize deferred acquisition expenses over the related contract term in the same proportion that the premiums are earned. Our acquisition expenses may also include profit commissions paid to our sources of business in the event of favorable underwriting experience.

Deferred acquisition costs, which are based on the related unearned premiums, are carried at their estimated realizable value and take into account anticipated losses and loss adjustment expenses, based on historical and current experience, and anticipated investment income. A premium deficiency occurs if the sum of anticipated losses and loss adjustment expenses, unamortized acquisition costs and anticipated investment income exceed unearned premiums. A premium deficiency is recorded by charging any unamortized acquisition costs to expense to the extent required in order to eliminate the deficiency. If the premium deficiency exceeds unamortized acquisition costs then a liability is accrued for the excess deficiency. No premium deficiency charges were recorded by the Company during 2016, 2015 or 2014.

(c) Reinsurance ceded

The accompanying consolidated statements of income (loss) reflect premiums and losses and loss adjustment expenses and acquisition expenses, net of reinsurance ceded (see Note 5, “Reinsurance”). Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are reported as unpaid losses and loss adjustment expenses recoverable. Reinsurance premiums ceded and unpaid losses and loss adjustment expenses recoverable are estimated in a manner consistent with that of the original policies issued and the terms of the reinsurance contracts. If the reinsurers are unable to satisfy their obligations under the agreements, the Company would be liable for such defaulted amounts. Reinsurance ceding commissions are recognized as income on a pro rata basis over the period of risk. The portion of such commissions that will be earned in the future is deferred and reported as a reduction to acquisition expenses. Reinsurance ceding commissions that represent a recovery of acquisition costs are recognized as a reduction to acquisition expenses while the remaining portion is deferred.

(d) Cash and cash equivalents

Cash includes cash equivalents, which are investments with original maturities of three months or less that are not managed by the external investment managers. Cash managed by the external investment managers is included in short-term investments.

(e) Investments

The Company has elected the fair value option for its long and short-term investments in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 825, Financial Instruments. As a result, the Company’s investments are reported at fair value with changes in fair value included in “realized and unrealized gain (loss) on investments” in the consolidated statements of income (loss). See Note 8, “Investment information” for further information about the investment portfolios.

The fair values of investments are based on quotations received from nationally recognized pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Short-term investments are comprised of securities due to mature within one year of the date of issue. Investment transactions are recorded on a trade date basis with balances pending settlement recorded separately in the consolidated balance sheets as receivable for securities sold or payable for securities purchased. See Note 9, “Fair value” for further details.

Net interest income includes interest income together with amortization of market premiums and discounts, net of investment management fees, interest expense and custody fees. Anticipated prepayments and expected maturities are used in applying the interest method for certain investments, such as asset-backed securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in such securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. Such adjustments, if any, are included in “Net interest income” when determined. Investment gains or losses realized on the sale of investments are determined on a first-in, first-out basis and are reflected in “realized and unrealized gain (loss) on investments” on the income statement. Performance fees, equal to 15% of income on the non-investment grade portfolio, are reflected in “investment performance fees” in the income statement. See Note 8, “Investment information” for further details.

(f) Derivative instruments

The Company recognizes all derivative financial instruments, including embedded derivative instruments, at fair value in the consolidated balance sheets. The Company’s investment and underwriting strategy allows for the use of derivative instruments to enhance investment performance, replicate investment positions or manage market exposures and duration risk that would be allowed under the Company’s investment guidelines if implemented in other ways. For such investment derivative instruments, changes in assets and liabilities measured at fair value are recorded as a component of “realized and unrealized gain (loss) on investments.” In addition, the Company’s derivative instruments include amounts related to underwriting activities where an insurance or reinsurance contract meets the accounting definition of a derivative instrument. For such contracts, changes in fair value are reflected in “other underwriting income” in the consolidated statements of income (loss), as the underlying contract originates from the Company’s underwriting operations. See Note 11, “Derivative instruments” for further details.

(g) Reserves for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses consists of estimates of unpaid reported losses and loss adjustment expenses and estimates for losses incurred but not reported. The reserve for unpaid reported losses and loss adjustment expenses, established by management based on reports from ceding companies and claims from insureds, represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company. Such reserves are supplemented by management’s estimates of reserves for losses incurred for which reports or claims have not been received. The Company’s reserves are based on a combination of reserving methods, incorporating ceding company and industry loss development patterns. The Company selects the initial expected loss and loss adjustment expense ratios based on information derived by AUL and AUI managers during the initial pricing of the business, supplemented by industry data where appropriate. Such ratios consider, among other things, rate changes and changes in terms and conditions that have been observed in the market. The Company, in conjunction with data and analysis supplied by AUL and AUI, reviews the reserves regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in income in the period in which they are determined. Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claims severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss adjustment expenses may differ materially from the amounts recorded in the accompanying consolidated financial statements. Losses and loss adjustment expenses are recorded on an un-discounted basis. See Note 6, “Reserve for losses and loss adjustment expenses” for further details.

(h) Foreign exchange

Assets and liabilities of foreign operations whose functional currency is not the U.S. Dollar are translated at the prevailing exchange rates at each balance sheet date. Revenues and expenses of such foreign operations are translated at average exchange rates during the year. The net effect of the translation adjustments for foreign operations is included in accumulated other comprehensive income. Monetary assets and liabilities, such as premiums receivable and the reserve for losses and loss adjustment expenses, denominated in foreign currencies are revalued at the exchange rate in effect at the balance sheet date with the resulting foreign exchange gains and losses included in net income. Accounts that are classified as non-monetary, such as deferred acquisition costs and the unearned premium reserves, are not subsequently re-measured. In the case of foreign currency denominated cash and investments, the change in exchange rates between the local currency and the Company’s functional currency at each balance sheet date is included as a component of net foreign exchange gains and losses included in the consolidated statements of net income (loss).

(i) Intangible assets

The Company’s intangible assets with indefinite lives include licenses held by its U.S. insurance subsidiary which allow such subsidiary to write insurance business in various jurisdictions. These indefinite-lived intangible assets are carried at or below fair value and are tested annually for impairment, either qualitatively or quantitatively, and between annual tests if events or change in circumstances indicate that it is more likely than not that the asset is impaired. If intangible assets are impaired, such assets are written down to their fair values with the related expense recorded in the Company’s results of operations.

(j) Income taxes

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. A valuation allowance is recorded if it is more likely than not that some or all of a deferred tax asset may not be realized. The Company considers future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance. In the event the Company determines that it will not be able to realize all or part of its deferred income tax assets in the future, an adjustment to the deferred income tax assets would be charged to income in the period in which such determination is made. In addition, if the Company subsequently assesses that the valuation allowance is no longer needed, a benefit would be recorded to income in the period in which such determination is made. See Note 13, “Income taxes” for more information.

The Company recognizes a tax benefit where it concludes that it is more likely than not that the tax benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, in the Company’s judgment, is greater than 50% likely to be realized. If the recognition threshold is not met, the Company records related interest and penalties in income tax expense.

(k) Warrants

The Company issued certain warrant contracts to Arch and HPS in conjunction with the initial capitalization of the Company which may be settled by the Company using either the physical settlement or net-share settlement methods. In the event these warrants are exercised and settled, the fair value of these warrants would be recorded in equity as additional paid-in capital based on an option-pricing model (Black-Scholes) used to calculate the fair value of the warrants issued.

(l) Earnings per share

Basic earnings per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares and participating securities outstanding during the period. The weighted average number of common shares excludes any dilutive effect of outstanding warrants, options and convertible securities, such as nonparticipating unvested restricted shares, if applicable. Diluted earnings per share are based on the weighted average number of common shares and share equivalents including any dilutive effects of warrants, options and other awards under stock plans, if applicable. U.S. GAAP requires that unvested stock awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid (referred to as “participating securities”), be included in the number of shares outstanding for both basic and diluted earnings per share calculations. In the event of a net loss, the participating securities are excluded from the calculation of both basic and diluted loss per share. See Note 12, “Earnings per common share” for more information.

(m) Recent accounting pronouncements

Issued and effective as of December 31, 2016

In February 2015, the FASB issued Accounting Standard Update 2015-02, Consolidation (Topic 810) Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 requires management to evaluate whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities. ASU 2015-02 eliminates the presumption that a general partner should consolidate a limited partnership and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 also provides a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The amendments in ASU 2015-02 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. This pronouncement will not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2015, the FASB issued Accounting Standards Update 2015-09, Disclosures about Short-Duration Contracts (“ASU 2015-09”). ASU 2015-09 amends ASC 944 (Financial Services—Insurance) to expand the disclosures that an insurance entity must provide about its short-duration insurance contracts. Under ASU 2015-09, the FASB focused on targeted improvements to provide users with additional information about insurance liabilities, including the nature, amount, timing, and uncertainty of future cash flows related to insurance liabilities. The amendments in ASU 2015-09 are effective for annual periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016 for U.S. GAAP reporters. The guidance was applied retrospectively and only impacted the Company’s disclosures. See Note 7, “Short duration contracts.”

Issued but not yet effective as of December 31, 2016

In May 2014, the FASB issued Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 requires that revenue reflects the transfer of goods or services to customers based on the consideration or payment the Company expects to be entitled to in exchange for those goods or services; however the standard does not change the accounting for insurance contracts or financial instruments. The new standard also requires enhanced disclosures about revenue. The amendments in ASU 2014-09 are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is assessing the impact the implementation of this standard will have on its consolidated financial statements and disclosures.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The new accounting guidance was issued to enhance the reporting model for financial instruments and to provide improved financial information to readers of the financial statements. Among other provisions focused on improving the recognition and measurement of financial instruments, the ASU requires that equity investments be measured at fair value on the balance sheet with changes in fair value reported in the income statement and that an exit price notion be used when measuring the fair value of financial instruments for disclosure purposes. The ASU is effective in the 2018 first quarter and, aside from limited situations, cannot be early adopted. This pronouncement will not have a material impact on the Company’s consolidated financial statements and disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The new accounting guidance requires that the lessee recognize an asset and a liability for leases with a lease term greater than 12 months regardless of whether the lease is classified as operating or financing. Under current accounting, operating leases are not reflected in the balance sheet. This accounting guidance is effective for the 2019 first quarter, though early application is permitted, and should be applied on a modified retrospective basis. The Company is assessing the impact the implementation of this standard will have on its consolidated financial statements and disclosures, but does not believe such impact will be material.

In March 2016, the FASB issued Accounting Standards Update 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (“ASU 2016-06”). ASU 2016-06 clarifies that determining whether the economic characteristics of a put or call are clearly and closely related to its debt host requires only an assessment of the four-step decision sequence outlined in FASB ASU paragraph 815-15-25-24. Additionally, entities are not required to separately assess whether the contingency itself is clearly and closely related. The ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2016. The Company is assessing the impact the implementation of this standard will have on its consolidated financial statements. However, the Company does not believe this pronouncement will have a material impact on the Company’s consolidated financial statements and disclosures.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force (“ASU 2016-15”). ASU 2016-15 intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company’s condensed consolidated financial statements and disclosures.

In October 2016, the FASB issued Accounting Standards Update 2016-16, Income Taxes—Intra-Entity Transfers of Assets Other than Inventory (Topic 740) (“ASU 2016-16”). ASU 2016-16 will require companies to recognize the income tax effects of inter-company sales and transfers of assets other than inventory (e.g., intangible assets) in the period in which the transfer occurs. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is assessing the impact the implementation will have on its consolidated financial statements and disclosures, but does not believe such impact will be material.

In October 2016, the FASB issued Accounting Standards Update 2016-17, Consolidation (Topic 810): Interests held through Related Parties that are under Common Control (“ASU 2016-17”). ASU 2016-17 alters how the Company needs to consider indirect interests in a variable interest entity held through an entity under common control. The new guidance amends ASU 2015-02 Consolidation (Topic 810): Amendments to the Consolidation Analysis, issued in February 2015. ASU 2016-17 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and disclosures, but does not expect this standard to have a material impact on its reported consolidated financial condition, results of operations or cash flows.

4. Segment information

The Company reports results under one segment, called the underwriting segment, which includes insurance and reinsurance lines of business. The Company has also identified a corporate function that includes the Company’s investment results. We do not allocate our assets by segment, with the exception of intangible assets, as we evaluate our underwriting results separately from the results of our investment portfolios. The accounting policies of the underwriting segment are the same as those used for the preparation of the Company’s consolidated financial statements.

The underwriting segment consists of the Company’s underwriting lines of business which are comprised of specialty products on a worldwide basis. Product lines include: (i) casualty reinsurance; (ii) property catastrophe reinsurance; (iii) other specialty lines reinsurance (consisting of mortgage, other specialty lines, property excluding property catastrophe, marine and aviation and other lines); and (iv) insurance programs and coinsurance (consisting of property excluding property catastrophe, other specialty lines and other lines). In June 2015 and September 2015, the Company formed WICE and WSIC, respectively, to underwrite insurance business. Because WICE’s and WSIC’s operations commenced in 2015, there was no insurance programs business in the year ending December 31, 2014.

The corporate (non-underwriting) segment results include net interest income, realized and unrealized gains (losses) on investments, investment performance fees, net foreign exchange gains (loss), income taxes and items related to the Company’s cumulative redeemable preference shares.

The following tables provide summary information regarding premiums written and earned by major line of business and net premiums written by client location and underwriting location:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Gross premiums written:
Casualty reinsurance	$315,578	$325,323	$181,479
Other specialty reinsurance	140,953	138,695	97,592
Property catastrophe reinsurance	11,756	12,716	9,556
Insurance programs and coinsurance	66,807	12,165	—

Total	$535,094	$488,899	$288,627

Net premiums written:
Casualty reinsurance	$313,600	$320,620	$179,054
Other specialty reinsurance	132,816	122,703	86,122
Property catastrophe reinsurance	11,463	12,440	9,280
Insurance programs and coinsurance	55,909	10,196	—

Total	$513,788	$465,959	$274,456

Net premiums earned by line of business:
Casualty reinsurance	$305,678	$275,708	$72,394
Other specialty reinsurance	116,526	107,808	25,968
Property catastrophe reinsurance	11,421	12,540	5,115
Insurance programs and coinsurance	34,345	1,796	—

Total	$467,970	$397,852	$103,477

Net premiums written by client location:
United States	$352,519	$364,835	$193,292
Bermuda	56,682	17,211	13,860
Europe	102,337	73,603	60,767
Asia and Pacific	2,583	10,353	6,411
Other	(333)	(43)	126

Total	$513,788	$465,959	$274,456

Net premiums written by underwriting location
United States	$5,714	$—	$—
Europe	50,195	10,196	—
Bermuda	457,879	455,763	274,456

Total	$513,788	$465,959	$274,456

5. Reinsurance

Through reinsurance agreements with ARL and Arch Reinsurance Company (“ARC”), subsidiaries of ACGL and as well as other, less material reinsurance agreements, the Company cedes a portion of its premiums. The effects of reinsurance on the Company’s written and earned premiums, losses and loss adjustment expenses were as follows:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Premiums written
Direct	$66,807	$12,106	$—
Assumed	468,287	476,793	288,627
Ceded	(21,306)	(22,940)	(14,171)

Net	$513,788	$465,959	$274,456

Premiums earned
Direct	$39,561	$1,873	$—
Assumed	448,181	416,762	108,614
Ceded	(19,772)	(20,783)	(5,137)

Net	$467,970	$397,852	$103,477

Losses and Loss Adjustment Expenses
Direct	$26,230	$1,179	$—
Assumed	306,721	292,551	73,777
Ceded	(11,370)	(16,071)	(3,604)

Net	$321,581	$277,659	$70,173

The Company monitors the financial condition of its reinsurers and attempts to place coverages only with financially sound carriers. At December 31, 2016, 2015 and 2014, a majority of the Company’s reinsurance recoverables on paid and unpaid losses (not including prepaid reinsurance premiums) were due from ARL, which has a rating of “A+” from A.M. Best. Although the Company has not experienced any material credit losses to date, an inability of its reinsurers to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations.

6. Reserve for losses and loss adjustment expenses

The following table represents an analysis of losses and loss adjustment expenses and a reconciliation of the beginning and ending reserve for losses and loss adjustment expenses for the years ended December 31, 2016, 2015 and 2014:

($ in thousands)	Twelve months ended December 31,
	2016	2015	2014

Gross reserve for losses and loss adjustment expenses at beginning of year	$290,997	$66,328	$—
Unpaid losses and loss adjustment expenses recoverable	11,571	2,705	—

Net reserve for losses and loss adjustment expenses at beginning of year	279,426	63,623	—
Net incurred losses and loss adjustment expenses relating to losses occurring in:
Current year	318,523	278,414	70,173
Prior years	3,058	(755)	—

Total net losses and loss adjustment expenses	321,581	277,659	70,173
Foreign exchange gains (losses)	(12,360)	(4,067)	(771)
Net paid losses and loss adjustment expenses relating to losses occurring in:
Current year	(46,198)	(44,364)	(5,779)
Prior years	(53,158)	(13,425)	—

Total paid losses and loss adjustment expenses	(99,356)	(57,789)	(5,779)
Net reserve for losses and loss adjustment expenses at end of year	489,291	279,426	63,623
Unpaid losses and loss adjustment expenses recoverable	21,518	11,571	2,705

Gross reserve for losses and loss adjustment expenses at end of year	$510,809	$290,997	$66,328

During 2016, the Company recorded net unfavorable development on prior year loss reserves of $3.1 million due to an increase in estimates for medium and short-tail lines.

During 2015, the Company recorded estimated net favorable development on prior year loss reserves of $0.8 million, which was due to favorable development in medium-tail lines.

7. Short duration contracts

The Company’s reserves for loss and loss adjustment expenses primarily relate to short-duration contracts with various characteristics (e.g. type of coverage, geography, claims duration). The Company has considered such information in determining the level of disaggregation for disclosures related to its short-duration contracts, as detailed in the table below:

Level of disaggregation	Included lines of business

Casualty reinsurance	Casualty reinsurance
Other specialty reinsurance	Marine and aviation, property excluding property catastrophe, other specialty, mortgage and other reinsurance
Property catastrophe reinsurance	Property catastrophe reinsurance
Insurance programs and coinsurance	Other specialty, property excluding property catastrophe, and other insurance

The Company determined that WIC’s liabilities relating to pre-acquisition business are insignificant for disclosure purposes. These liabilities are fully reinsured pursuant to a 100% quota share agreement with Hanover. Such amounts are included as reconciling items.

The Company is required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for losses and loss adjustment expenses (“loss reserves”) that arise from the business it underwrites. Loss reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured or reinsured events which have occurred at or before the balance sheet date. Loss reserves do not reflect contingency reserve allowances to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

Loss reserves are comprised of (1) case reserves for claims reported, (2) additional case reserves, or ACRs, and (3) IBNR reserves. Loss reserves are established to provide for loss adjustment expenses and represent the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process. Periodically, adjustments to the reported or case reserves may be made as additional information regarding the claims is reported or payments are made.

IBNR reserves are established to provide for incurred claims which have not yet been reported at the balance sheet date as well as to adjust for any projected variance in case reserving. Actuaries estimate ultimate losses and loss adjustment expenses using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain.

Ultimate losses and loss adjustment expenses are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate losses and loss adjustment expenses with respect to any line of business, past experience with respect to that line of business is the primary resource, developed through both industry and company experience, but cannot be relied upon in isolation. Uncertainties in estimating ultimate losses and loss adjustment expenses are magnified by the time lag between when a claim actually occurs and when it is reported and settled. This time lag is sometimes referred to as the “claim-tail.” The claim-tail for most property coverages is typically short (usually several months up to a few years). The claim-tail for certain professional liability, executive assurance and health care coverages, which are generally written on a claims-made basis, is typically longer than property coverages but shorter than casualty lines. The claim-tail for liability/casualty coverages, such as general liability, products liability, multiple peril coverage and workers’ compensation, may be especially long as claims are often reported and ultimately paid or settled years, or even decades, after the related loss events occur. During the claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends, may become known and, as a result, management may adjust its reserves. If management determines that an adjustment is appropriate, the adjustment is recorded in the accounting period in which such determination is made in accordance with U.S. GAAP. Accordingly, if loss reserves need to be increased or decreased in the future from amounts currently established, future results of operations would be negatively or positively impacted, respectively.

In addition, the inherent uncertainties of estimating such reserves are even greater for our reinsurance lines of business, due primarily to the following factors: (1) the claim-tail for reinsurers is generally longer because claims are first reported to the ceding company and then to the reinsurer through one or more intermediaries, (2) the reliance on premium estimates, where reports have not been received from the ceding company, in the reserving process, (3) the potential for writing a number of reinsurance contracts with different ceding companies with the same exposure to a single loss event, (4) the diversity of loss development patterns among different types of reinsurance contracts, (5) the necessary reliance on the ceding companies for information regarding reported claims and (6) the differing reserving practices among ceding companies.

In determining ultimate losses and loss adjustment expenses, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered. These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate losses and loss adjustment expenses, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably. Pricing actuaries devote considerable effort to understanding and analyzing a ceding company and program administrator’s operations and loss history during the underwriting of the business, using a combination of ceding company, program administrator, and industry statistics. Such statistics normally include historical premium and loss data by class of business, individual claim information for larger claims, distributions of insurance limits provided, loss reporting and payment patterns, and rate change history. Because of the factors previously discussed, this process requires the substantial use of informed judgment and is inherently uncertain.

As mentioned above, there can be a considerable time lag from the time a claim is reported to a ceding company to the time it is reported to the reinsurer. The lag can be several years in some cases and may be attributed to a number of reasons; including the time it takes to investigate a claim, delays associated with the litigation process, the deterioration in a claimant’s physical condition many years after an accident occurs, the case reserving approach of the ceding company, etc. In the reserving process, the Company assumes that such lags are predictable, on average, over time and therefore the lags are contemplated in the loss reporting patterns used in their actuarial methods. This means that reserves for our reinsurance lines of business must rely on estimates for a longer period of time than for our insurance lines of business. Backlogs in the recording of assumed reinsurance can also complicate the accuracy of loss reserve estimation. As of December 31, 2016 there were no significant backlogs related to the processing of assumed reinsurance information for our reinsurance lines of business.

Although loss reserves are initially determined based on underwriting and pricing analysis, we apply several generally accepted actuarial methods, as discussed below, on a quarterly basis. Each quarter, as part of the reserving process, actuaries at our operations reaffirm that the assumptions used in the reserving process continue to form a sound basis for projection of liabilities. If actual loss activity differs substantially from expectations based on historical information, an adjustment to loss reserves may be supported. Estimated loss reserves for more mature underwriting years are will be based more on actual loss activity and historical patterns than on the initial assumptions based on pricing indications. More recent underwriting years rely more heavily on internal pricing assumptions. We place more or less reliance on a particular actuarial method based on the facts and circumstances at the time the estimates of loss reserves are made.

These methods generally fall into one of the following categories or are hybrids of one or more of the following categories:

•

Expected loss methods:  these methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss and loss adjustment expense ratios are typically developed based upon the information derived by underwriters and actuaries during the initial pricing of the business, supplemented by industry data available from organizations, such as statistical bureaus and consulting firms, where appropriate. These ratios consider, among other things, rate changes and changes in terms and conditions that have been observed in the market. Expected loss methods are useful for estimating ultimate losses and loss adjustment expenses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available, and is commonly applied when limited loss experience exists for a company.

•

Historical incurred loss development methods:  these methods assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. These methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods may be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters’ evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established, using incurred loss data to project ultimate losses may be less reliable than other methods.

•

Historical paid loss development methods:  these methods, like historical incurred loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant. These methods use historical loss payments over discrete periods of time to estimate future losses and necessarily assume that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use incurred losses to estimate ultimate losses, they may be more reliable than the other methods that use incurred losses in situations where there are significant changes in how incurred losses are established by a company’s claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.

•

Adjusted historical paid and incurred loss development methods:  these methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses in periods of significant change, provided the actuaries can develop methods to reasonably quantify the impact of changes. As such, these methods utilize more judgment than historical paid and incurred loss development methods.

•

Bornhuetter-Ferguson, or B-F, paid and incurred loss methods:  these methods utilize actual paid and incurred losses and expected patterns of paid and incurred losses, taking the initial expected ultimate losses into account to determine an estimate of expected ultimate losses. The B-F paid and incurred loss methods are useful when there are few reported claims and a relatively less stable pattern of reported losses.

•

Additional analysis:  other methodologies are often used in the reserving process for specific types of claims or events, such as catastrophic or other specific major events. These include vendor catastrophe models, which are typically used in the estimation of loss reserves at the early stage of known catastrophic events before information has been reported to an insurer or reinsurer, and analysis of specific industry events, such as large lawsuits or claims.

In the initial reserving process for short-tail lines, consisting of property catastrophe and other exposures, we rely on a combination of the reserving methods discussed above. For known catastrophic events, our reserving process also includes the usage of catastrophe models and a heavy reliance on analysis which includes ceding company inquiries and management judgment. The development of property losses may be unstable, especially where there is high catastrophic exposure, may be characterized by high severity, low frequency losses for excess and catastrophe-exposed business and may be highly correlated across contracts. As time passes, for a given underwriting year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. We make a number of key assumptions in reserving for short-tail lines, including that historical paid and reported development patterns are stable, catastrophe models provide useful information about our exposure to catastrophic events that have occurred and our underwriters’ judgment and guidance received from ceding companies as to potential loss exposures may be relied on. The expected loss ratios used in the initial reserving process for our property exposures will vary over time due to changes in pricing, reinsurance structure, estimates of catastrophe losses, terms and conditions and geographical distribution. As losses in property lines are reported relatively quickly, expected loss ratios are selected for the current underwriting year incorporating the experience for earlier underwriting years, adjusted for rate changes, inflation, changes in reinsurance programs, expectations about present and future market conditions and expected attritional losses based on modeling. Due to the short-tail nature of property business, reported loss experience emerges quickly and ultimate losses are known in a comparatively short period of time.

In the initial reserving process for medium-tail and long-tail lines, consisting of casualty, other specialty, and other exposures, we primarily rely on the expected loss method. The development of medium-tail and long-tail business may be unstable, especially if there are high severity major events, with business written on an excess of loss basis typically having a longer tail than business written on a pro rata basis. As time passes, for a given exposure, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. We make a number of key assumptions in reserving for medium-tail and long-tail lines, including that the pricing loss ratio is the best estimate of the ultimate loss ratio at the time the contract is entered into, historical paid and reported development patterns are stable and our claims personnel and underwriters analysis of our exposure to major events are assumed to be our best estimate of our exposure to the known claims on those events. The expected loss ratios used in initial reserving process for medium-tail and long-tail contracts will vary over time due to changes in pricing, terms and conditions and reinsurance structure. As the credibility of historical experience for earlier underwriting year’s increases, the experience from these underwriting years will be used in the actuarial analysis to determine future underwriting year expected loss ratios, adjusted for changes in pricing, loss trends, terms and conditions and reinsurance structure.

Our reinsurance business receives reports of claims notices from ceding companies and record case reserves based upon the amount of reserves recommended by the ceding company. Case reserves on known events may be supplemented by ACRs, which are often estimated by our reinsurance operations’ claims personnel ahead of official notification from the ceding company, or when our reinsurance operations’ judgment regarding the size or severity of the known event differs from the ceding company. In certain instances, our reinsurance operations establish ACRs even when the ceding company does not report any liability on a known event. In addition, specific claim information reported by ceding companies or obtained through claim audits can alert our reinsurance operations to emerging trends such as changing legal interpretations of coverage and liability, claims from unexpected sources or classes of business, and significant changes in the frequency or severity of individual claims.

Our reinsurance business relies heavily on information reported by ceding companies, as discussed above. In order to determine the accuracy and completeness of such information, underwriters, actuaries, and claims personnel at our reinsurance operations often perform audits of ceding companies and regularly review information received from ceding companies for unusual or unexpected results. Material findings are usually discussed with the ceding companies. Our reinsurance operations sometimes encounter situations where they determine that a claim presentation from a ceding company is not in accordance with contract terms. In these situations, our reinsurance operations attempt to resolve the dispute with the ceding company. Most situations are resolved amicably and without the need for litigation or arbitration. However, in the infrequent situations where a resolution is not possible, our reinsurance operations will vigorously defend their position in such disputes.

For our insurance program and coinsurance line of business, Arch’s claim personnel, under our service arrangements, determine whether to establish a case reserve for the estimated amount of the ultimate settlement of individual claims. The estimate reflects the judgment of claims personnel based on general corporate reserving practices, the experience and knowledge of such personnel regarding the nature and value of the specific type of claim and, where appropriate, advice of counsel. We contract with a number of outside third-party administrators in the claims process who, in certain cases, have limited authority to establish case reserves. The work of these administrators is reviewed and monitored by such claims personnel.

The following tables present information on the short-duration contracts by line of business:

Casualty reinsurance ($000’s except claim amount)

Incurred losses and allocated loss adjustment expenses, net of reinsurance				December 31, 2016
Accident year	Year ended December 31,
				Total of IBNR liabilities plus expected development on reported claims
	2014 (unaudited)	2015 (unaudited)	2016

2014	$48,478	$46,933	$47,552	$17,750
2015		186,498	184,690	98,749
2016			210,173	164,485

		Total	$442,415

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$937	$6,246	$13,080
2015		13,686	37,512
2016			12,971

		Total	63,563

Liabilities for losses and loss adjustment expenses, net of reinsurance			$378,852

Other specialty reinsurance ($000’s except claim amount)

Incurred losses and allocated loss adjustment expenses, net of reinsurance				December 31, 2016
Accident year	Year ended December 31,
				Total of IBNR liabilities plus expected development on reported claims
	2014 (unaudited)	2015 (unaudited)	2016

2014	$17,242	$20,857	$22,785	$1,235
2015		72,716	74,494	15,503
2016			73,326	41,705

		Total	$170,605

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$4,833	$15,412	$18,315
2015		27,020	50,565
2016			20,570

		Total	89,450

Liabilities for losses and loss adjustment expenses, net of reinsurance			$81,155

Property catastrophe reinsurance ($000’s except claim amount)

Incurred losses and allocated loss adjustment expenses, net of reinsurance				December 31, 2016
Accident year	Year ended December 31,
				Total of IBNR liabilities plus expected development on reported claims
	2014 (unaudited)	2015 (unaudited)	2016

2014	$1,533	$1,144	$832	$119
2015		4,636	3,544	780
2016			5,051	1,429

		Total	$9,427

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$—	$227	$559
2015		382	786
2016			1,032

		Total	2,377

Liabilities for losses and loss adjustment expenses, net of reinsurance			$7,050

Insurance programs and coinsurance ($000’s except claim amount)

Incurred losses and allocated loss adjustment expenses, net of reinsurance				December 31, 2016
Accident year	Year ended December 31,
				Total of IBNR liabilities plus expected development on reported claims
	2014 (unaudited)	2015 (unaudited)	2016

2014	$—	$—	$—	$—
2015		963	963	157
2016			24,596	9,480

		Total	$25,559

Cumulative paid losses and allocated loss adjustment expenses, net of reinsurance
2014	$—	$—	$—
2015		8	376
2016			5,632

		Total	6,008

Liabilities for losses and loss adjustment expenses, net of reinsurance			$19,551

The following table presents the average annual percentage payout of incurred losses and allocated loss adjustment expenses by age, net of reinsurance, as of December 31, 2016:

	Average annual percentage payout of incurred losses and loss adjustment expenses by age, net of reinsurance
	Year 1		Year 2		Year 3

Casualty reinsurance	5.2	%	12.0	%	14.4	%
Other specialty reinsurance	28.5	%	39.0	%	12.7	%
Property catastrophe reinsurance	10.4	%	19.3	%	40.0	%
Insurance programs and coinsurance	11.9	%	39.1	%	N/A

For the year ended December 31, 2016, the Company did not make any significant changes in its methodologies or assumptions as described above (a) to determine the presented amounts of IBNR reserves, (b) for expected development on case reserves.

The Company does not include claim count information in its short duration triangles. A significant amount of the Company’s reinsurance business is written on a proportional basis, for which individual loss information is typically unavailable. A significant portion of our insurance program and coinsurance business is written on a coinsurance basis where individual loss information is unavailable.

The following table represents a reconciliation of the disclosures of net incurred and paid loss development tables to the reserve for losses and loss adjustment expenses at December 31, 2016:

($ in thousands)	December 31, 2016

Net outstanding liabilities
Casualty reinsurance	$378,852
Other specialty reinsurance	81,155
Insurance programs and coinsurance	19,551
Property catastrophe reinsurance	7,050

Total for short duration lines	486,608
Unpaid losses and loss adjustment expenses recoverable
Other specialty reinsurance	9,661
Casualty reinsurance	4,917
Insurance programs and coinsurance	650
Other short duration lines not included in disclosures(1)	6,296
Property catastrophe reinsurance	—

Total for short duration lines	21,524
Unallocated claims adjustment expenses	2,677

2,677

Reserve for losses and loss adjustment expenses	$510,809

(1)	Other short duration lines includes liabilities acquired in the purchase of WIC, which are 100% reinsured pursuant to a 100% quota share agreement, and other miscellaneous items.

8. Investment information

The following table summarizes the fair value of the Company’s securities held as at December 31, 2016, 2015 and 2014, for which the fair value option was elected:

($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2016
Term loan investments	$804,521	$21,895	$(12,795)	$813,621
Fixed maturities:
Corporate bonds	494,639	19,741	(28,278)	486,102
U.S. government and government agency bonds	199,262	50	(2,370)	196,942
Asset-backed securities	31,547	227	(1,450)	30,324
Non-U.S. government and government agency bonds	15,363	89	—	15,452
Municipal government and government agency bonds	4,337	8	(32)	4,313
Short-term investments	374,269	222	(11)	374,480
Equities	1,274	1,041	—	2,315

Total	$1,925,212	$43,273	$(44,936)	$1,923,549

($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2015
Term loan investments	$813,867	$617	$(52,322)	$762,162
Fixed maturities:				—
Corporate bonds	588,942	3,349	(55,523)	536,768
Asset-backed securities	28,966	—	(3,522)	25,444
Non-U.S. government and government agency bonds	11,197	—	(4,501)	6,696
U.S. government and government agency bonds	115	—	(1)	114
Short-term investments	351,547	—	—	351,547

Total	$1,794,634	$3,966	$(115,869)	$1,682,731

($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2014
Term loan investments	$674,142	$2,211	$(14,719)	$661,634
Fixed Maturities:
Corporate bonds	239,398	900	(11,973)	228,325
Asset-backed securities	25,269	—	(947)	24,322
Non-U.S. government and government agency bonds	5,959	—	(1,784)	4,175
Short-term investments	278,963	—	(1,389)	277, 574

Total	$1,223,731	$3,111	$(30,812)	$1,196,030

The amortized cost and fair value of our assets summarized by contractual maturity as of December 31, 2016, 2015 and 2014 were as follows:

($ in thousands)	December 31, 2016
	Amortized Cost	Estimated Fair Value	% of Fair Value

Due in one year or less	$447,137	$446,743	23.3%
Due after one year through five years	900,587	909,235	47.3%
Due after five years through ten years	543,407	533,666	27.8%
Due after ten years	1,260	1,266	0.1%
Asset-backed securities	31,547	30,324	1.5%

Total	$1,923,938	$1,921,234	100.0%

($ in thousands)	December 31, 2015
	Amortized Cost	Estimated Fair Value	% of Fair Value

Due in one year or less	$356,216	$354,448	21.1%
Due after one year through five years	547,716	508,645	30.2%
Due after five years through ten years	856,548	790,666	47.0%
Due after ten years	5,188	3,528	0.2%
Asset-backed securities	28,966	25,444	1.5%

Total	$1,794,634	$1,682,731	100.0%

($ in thousands)	December 31, 2014
	Amortized Cost	Estimated Fair Value	% of Fair Value

Due in one year or less	$278,963	$277,573	23.3%
Due after one year through five years	281,248	272,755	22.8%
Due after five years through ten years	629,632	613,719	51.3%
Due after ten years	8,619	7,661	0.6%
Asset-backed securities	25,269	24,322	2.0%

Total	$1,223,731	$1,196,030	100.0%

The table below summarizes the credit quality of our total investments as of December 31, 2016, 2015 and 2014, as rated by Standard & Poor’s Financial Services, LLC, or Standard & Poor’s, Moody’s Investors Service, or Moody’s, or Fitch Ratings Inc., or Fitch, as applicable:

($ in thousands)	December 31,
	2016		2015		2014
	Fair Value(1)	% of Total	Fair Value(1)	% of Total	Fair Value(1)	% of Total

U.S. government and government agencies	$196,942	10.2%	$114	—%	$—	—%
A+ and above	26,037	1.4%	—	—%	—	—%
A	2,692	0.1%	—	—%	—	—%
A-	109,860	5.7%	—	—%	—	—%
BBB+	263,215	13.7%	351,547	20.9%	270,359	22.6%
BBB	—	—%	19,516	1.2%	—	—%
BBB-	27,250	1.4%	—	—%	—	—%
BB+	11,571	0.6%	—	—%	9,538	0.8%
BB	74,086	3.9%	13,698	0.8%	33,883	2.8%
BB-	90,551	4.7%	140,179	8.3%	99,440	8.3%
B+	103,313	5.4%	166,917	9.9%	135,763	11.4%
B	136,489	7.1%	268,784	16.0%	254,176	21.3%
B-	192,074	10.0%	254,413	15.1%	86,944	7.3%
CCC+ and below	499,161	26.0%	351,711	20.9%	192,251	16.1%
Not rated	190,308	9.9%	115,852	6.9%	113,676	9.4%

Total	$1,923,549	100.0%	$1,682,731	100.0%	$1,196,030	100.0%

Fair value option

The Company elected to carry all fixed maturity securities and other investments at fair value under the fair value option afforded by accounting guidance regarding the fair value option for financial assets and liabilities. Changes in fair value of investments accounted for using the fair value option are included in “realized and unrealized gain (loss) on investments” in the consolidated statements of income (loss). The Company elected to use this option because we do not necessarily hold our investments to maturity and in order to address simplification and cost-benefit considerations.

Net investment income

The components of net investment income for the years ended December 31, 2016, 2015 and 2014 were derived from the following sources:

($ in thousands)	Year Ended December 31, 2016
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income

Net investment income (loss) by asset class:
Term loan investments	$66,018	$60,825	$(15,298)	$111,545
Fixed maturities	53,192	41,982	(1,422)	93,752
Short-term investments	2,441	1,278	(7,763)	(4,044)
Equities	—	1,041	—	1,041
Cash and cash equivalents	727	—	—	727
Investment management fees	(19,554)	—	—	(19,554)
Other investment expenses	(13,006)	—	—	(13,006)
Investment performance fees	—	—	—	(24,065)

	$89,818	$105,126	$(24,483)	$146,396

($ in thousands)	Year Ended December 31, 2015
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income

Net investment income (loss) by asset class
Term loan investments	$51,830	$(40,823)	$2,341	$13,348
Fixed maturities	42,609	(43,195)	(477)	(1,063)
Short-term investments	94	928	(111)	911
Cash and cash equivalents	86	—	—	86
Investment management fees	(17,405)	—	—	(17,405)
Other investment expenses	(4,356)	—	—	(4,356)

	$72,858	$(83,090)	$1,753	$(8,479)

($ in thousands)	Year Ended December 31, 2014
	Net Interest Income	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Investment Income

Net investment income (loss) by asset class
Term loan investments	$18,419	$(12,510)	$(508)	$5,401
Fixed maturities	7,832	(13,821)	(4,144)	(10,133)
Short-term investments	984	4,051	(698)	$4,337
Cash and cash equivalents	66	—		$66
Investment management fees	(9,052)	—	—	$(9,052)

	$18,249	$(22,280)	$(5,350)	$(9,381)

Pledged and restricted assets

For certain ACGL entities and third-party ceding companies, the Company maintains assets in trust accounts as collateral and letters of credit backed by cash and/or investments. See Note 15, “Commitments and contingencies—Letter of credit and revolving credit facilities” for further details. As at December 31, 2016, 2015 and 2014, the Company held $547.9 million, $316.5 million and $88.1 million, respectively, in assets used for collateral in trusts. As at December 31, 2016, 2015 and 2014, the Company held $65.9 million, $65.6 million and $25.9 million, respectively, in restricted assets as collateral for issued letters of credit. All the assets held are included in investments accounted for using the fair value option.

The following table summarizes the fair value of the assets used for collateral or guarantees as at December 31, 2016, 2015 and 2014:

($ in thousands)	December 31,
	2016	2015	2014

Assets used for collateral or guarantees:
Short-term investments	$275,391	$266,032	$114,065
U.S. government and government agency bonds	192,053	114	—
Corporate bonds	146,352	115,944	—

Total fair value of assets held for collateral or guarantees	$613,796	$382,090	$114,065

The Company is required to maintain assets on deposit, which primarily consist of fixed maturities, with various regulatory authorities to support its insurance and reinsurance operations. The Company’s operating subsidiaries maintain assets in trust accounts as collateral for underwriting transactions with affiliated companies and also have investments in segregated portfolios primarily to provide collateral or guarantees for letters of credit to third parties. The following table details the value of the Company’s restricted assets for December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014

Restricted assets:
Affiliated transactions	$358,559	$274,913	$98,274
Third party agreements	248,686	107,063	15,791
Deposits with U.S. regulatory authorities	6,551	114	—

Total fair value of assets held for collateral or guarantees	$613,796	$382,090	$114,065

9. Fair value

Fair value hierarchy

Accounting guidance regarding fair value measurements addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under U.S. GAAP and provides a common definition of fair value to be used throughout U.S. GAAP. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, it establishes a three-level valuation hierarchy for the disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The level in the hierarchy within which a given fair value measurement falls is determined based on the lowest level input that is significant to the measurement (Level 1 being the highest priority and Level 3 being the lowest priority).

The levels in the hierarchy are defined as follows:

•	Level 1: Inputs to the valuation methodology are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•

Level 2:  Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable inputs can vary by financial instrument and is affected by a wide variety of factors including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment. The degree of judgment exercised by the Company in determining fair value is greatest for financial instruments categorized in Level 3. In periods of market dislocation, the observability of prices and inputs may be reduced for many financial instruments. This may lead to a change in the valuation techniques used to estimate the fair value measurement and cause an instrument to be reclassified between levels within the fair value hierarchy.

Fair value measurements on a recurring basis

The following is a description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy.

The Company determines the existence of an active market based on its judgment as to whether transactions for the financial instrument occur in such market with sufficient frequency and volume to provide reliable pricing information. The independent pricing sources obtain market quotations and actual transaction prices for securities that have quoted prices in active markets. The Company uses quoted values and other data provided by nationally recognized independent pricing sources as inputs into its process for determining fair values of its fixed maturity investments. Each price source has its own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of “matrix pricing” in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair value. In certain circumstances, when fair values are unavailable from these independent pricing sources, quotes are obtained directly from broker-dealers who are active in the corresponding markets. Such quotes are subject to the validation procedures noted above.

Where multiple quotes or prices are obtained, a price source hierarchy is maintained in order to determine which price source would be used (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy prioritizes pricing services based on availability and reliability and assigns the highest priority to index providers. Based on the above review, the Company will challenge any prices for a security or portfolio which are considered not to be representative of fair value.

In certain circumstances, when fair values are unavailable from these independent pricing sources, quotes are obtained directly from broker-dealers who are active in the corresponding markets. Such quotes are subject to the validation procedures noted above. Of the $1.8 billion of financial assets and liabilities measured at fair value at December 31, 2016, approximately $131.4 million, or 7.1% were priced using non-binding broker-dealer quotes. Of the $1.7 billion of financial assets and liabilities measured at fair value at December 31, 2015, approximately $116.9 million, or 7.1%, were priced using non-binding broker-dealer quotes. Of the $1.2 billion of financial assets and liabilities measured at fair value at December 31, 2014, approximately $75.7 million, or 6.4% were priced using non-binding broker-dealer quotes.

The Company reviews its securities measured at fair value and discusses the proper classification of such investments with its investment managers and others. A discussion of the general classification of the Company’s financial instruments follows:

Fixed maturities.  The Company uses the market approach valuation technique to estimate the fair value of its fixed maturity securities, when possible. The market approach includes obtaining prices from independent pricing services, such as index providers and pricing vendors, as well as to a lesser extent quotes from broker-dealers. The independent pricing sources obtain market quotations and actual transaction prices for securities that have quoted prices in active markets. Each source has its own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of “matrix pricing” in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair value.

The following describes the significant inputs generally used to determine the fair value of the Company’s investment securities by asset class:

Term loans.  Fair values are estimated by using quoted prices obtained from independent pricing services for term loan investments with similar characteristics, pricing models or matrix pricing. Such investments are generally classified within Level 2. The fair values for certain of the Company’s term loans are determined by the investment manager using quantitative and qualitative assessments such as internally modeled values, which are reviewed by the Company’s management. The modeled values are based on peer loans and comparison to industry-specific market data. In addition, the investment manager assesses the fair value based on the valuation of the underlying holdings in accordance with the fund’s governing documents. Significant unobservable inputs used to price these securities may include changes in peer and/or comparable credit spreads, accretion of any original issue discount and changes in the issuer’s debt leverage since issue. Changes in peer credit spreads, comparable credits spreads, and issuer debt leverage are negatively correlated with the modeled fair value measurement. Such investments are generally classified within Level 3.

Corporate bonds.  Valuations are provided by independent pricing services, substantially all through index providers and pricing vendors with a small amount through broker-dealers. The fair values of these securities are generally determined using the spread above the risk-free yield curve. These spreads are generally obtained from the new issue market, secondary trading and from broker-dealers who trade in the relevant security market. As the significant inputs used in the pricing process for corporate bonds are observable market inputs, the fair value of the majority of these securities are classified within Level 2. The fair values for certain of the Company’s corporate bonds are determined by the investment manager using quantitative and qualitative assessments such as internally modeled values, which are reviewed by the Company’s management. The modeled values are based on peer bonds and comparison to industry-specific market data. In addition, the investment manager assesses the fair value based on the valuation of the underlying holdings in accordance with the bonds’ governing documents. Significant unobservable inputs used to price these securities may include changes in peer and/or comparable credit spreads, accretion of any original issue discount and changes in the issuer’s debt leverage since issue. Changes in peer credit spreads, comparable credits spreads, and issuer debt leverage are negatively correlated with the modeled fair value measurement. Such investments are generally classified within Level 3.

Asset-backed securities.  Valuations are provided by independent pricing services, substantially all through index providers and pricing vendors with a small amount through broker-dealers. The fair values of these securities is generally determined through the use of pricing models (including option adjusted spread) which use spreads to determine the appropriate average life of the securities. These spreads are generally obtained from the new issue market, secondary trading and from broker-dealers who trade in the relevant security market. The pricing services also review prepayment speeds and other indicators, when applicable. As the significant inputs used in the pricing process for asset-backed securities are observable market inputs, the fair value of these securities are classified within Level 2.

U.S. government and government agencies.      Valuations are provided by independent pricing services, with all prices provided through index providers and pricing vendors. The Company determined that all U.S. Treasuries would be classified as Level 1 securities due to observed levels of trading activity, the high number of strongly correlated pricing quotes received on U.S. Treasuries and other factors.

Non-U.S. government securities.  Valuations are provided by independent pricing services, with all prices provided through index providers and pricing vendors. The fair values of these securities are generally based on international indices or valuation models which include daily observed yield curves, cross-currency basis index spreads and country credit spreads. As the significant inputs used in the pricing process for non-U.S. government securities are observable market inputs, the fair value of these securities are classified within Level 2.

Municipal government bonds.  Valuations are provided by independent pricing services, with all prices provided through index providers and pricing vendors. The fair values of these securities are generally determined using spreads obtained from broker-dealers who trade in the relevant security market, trade prices and the new issue market. As the significant inputs used in the pricing process for municipal bonds are observable market inputs, the fair value of these securities are classified within Level 2.

Short-term investments.  The Company determined that certain of its short-term investments, held in highly liquid money market-type funds, and equities would be included in Level 1 as their fair values are based on quoted market prices in active markets. The fair values of other short-term investments are generally determined using the spread above the risk-free yield curve and are classified within Level 2. Certain of the Company’s term loans purchased before December 31, 2016 with maturity dates less than one year but greater than 30 days are included in short-term investments. The fair values of these term loans are determined by the investment manager using quantitative and qualitative assessments such as internally modeled values, which are reviewed by the Company’s management. The modeled values are based on peer loans and comparison to industry-specific market data. In addition, the investment manager assesses the fair value based on the valuation of the underlying holdings in accordance with governing documents. Significant unobservable inputs used to price these securities may include changes in peer and/or comparable credit spreads, accretion of any original issue discount and changes in the issuer’s debt leverage since issue. Changes in peer credit spreads, comparable credits spreads, and issuer debt leverage are negatively correlated with the modeled fair value measurement. Such investments are generally classified within Level 3.

Equity securities.  The Company determined that exchange-traded equity securities would be included in Level 1 as their values are based on quoted market prices in active markets. Other equity securities are included in Level 2 of the valuation hierarchy.

Derivative instruments.  The Company values the government-sponsored enterprise credit-risk sharing transactions using a valuation methodology based on observable inputs from non-binding broker-dealer quotes and/or recent trading activity. As the inputs used in the valuation process are observable market inputs, the fair value of these securities are classified within Level 2.

Put options.  The inputs used by the Company in the valuation process are based on quoted market prices, and thus the fair value of these securities is classified within Level 1.

The following table presents the Company’s financial assets measured at fair value by level as at December 31, 2016, 2015 and 2014:

($ in thousands) December 31, 2016	Estimated Fair Value	Fair Value Measurement Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets measured at fair value:
Term loans	$813,621	$—	$741,392	$72,229
Fixed maturities:
Corporate bonds	486,102	—	464,338	21,764
U.S. government and government agency bonds	196,942	196,942	—	—
Asset-backed securities	30,324	—	30,324	—
Non-U.S. government and government agencies	15,452	—	15,452	—
Municipal government and government agency bonds	4,313	—	4,313
Short-term investments	374,480	372,355	—	2,125
Equities	2,315	—	2,315	—
Receivable for securities sold:
Term loans	1,326	—	1,326	—
Other underwriting derivative assets	154	—	154	—

Total	$1,925,029	$569,297	$1,259,614	$96,118

Liabilities measured at fair value:
Payable for securities purchased:
Term loans	$42,922	$—	$42,922	$—
Payable for securities sold short:
Corporate Bonds	26,551	—	26,551	—
Non-U.S. government and government agencies	6,606	—	6,606	—

Total	$76,079	$—	$76,079	$—

($ in thousands) December 31, 2015	Estimated Fair Value	Fair Value Measurement Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets measured at fair value:
Term loans	$762,162	$—	$718,399	$43,763
Fixed maturities:
Corporate bonds	536,768	—	514,600	22,168
Asset-backed securities	25,444	—	25,444	—
U.S. government and government agency bonds	114	114	—	—
Non-U.S. government and government agencies	6,696	—	6,696	—
Short-term investments	351,547	351,547	—	—
Receivable for securities sold:
Term loans	34,095	—	34,095	—

Other underwriting derivative assets	1	—	—	1

Total	$1,716,827	$351,661	$1,299,234	$65,932

Liabilities measured at fair value:
Payable for securities purchased:
Term loans	33,062	—	33,062	—
Payable for securities sold short:
Corporate bonds	24,460	—	24,460	—
Non-U.S. government and government agencies	6,123	—	6,123	—

Other underwriting derivative liabilities	239	—	—	239

Total	$63,884	$—	$63,645	$239

($ in thousands) December 31, 2014	Estimated Fair Value	Fair Value Measurement Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets measured at fair value:
Term loans	$661,634	$—	$661,634	$—
Fixed maturities:
Corporate bonds	228,325	—	204,850	23,475
Asset-backed securities	24,322	—	24,322	—
Non-U.S. government and government agencies	4,175	—	4,175	—
Short-term investments	277,574	277,574	—	—
Receivable for securities sold:
Term loans	63,110	—	63,110	—
Put options	1,675	1,675	—	—

Total	$1,260,815	$279,249	$958,091	$23,475

Liabilities measured at fair value:
Payable for securities purchased:
Term loans	80,551	—	80,551	—
Payable for securities sold short:
Corporate bonds	1,850	—	1,850	—
Put options	655	655

Total	$83,056	$655	$82,401	$—

When the fair value of financial assets and financial liabilities cannot be derived from active markets, the fair value is determined using a variety of valuation techniques that include the use of models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimation is required to establish fair values. Changes in assumptions about these factors could affect the reported fair value of financial instruments and the level where the instruments are disclosed in the fair value hierarchy.

The transfers into and out of fair value hierarchy levels reflect the fair value of the securities at the end of the reporting period.

During 2016, 2015 and 2014 there were no transfers between Level 1 and Level 2.

The following table presents a reconciliation of the beginning and ending balances for all the financial assets measured at fair value on a recurring basis using Level 3 inputs for 2016, 2015 and 2014:

Year Ended December 31, 2016	Beginning Balance	Transfers out of Level 3	Net Purchases (Sales)	Net Unrealized Gains (Losses)	Net Unrealized Foreign Exchange Gains (Losses)	Ending Balance

Term loans	$43,763		$26,520	$1,946	$—	$72,229
Corporate bonds	22,168	—	—	218	(622)	21,764

Other underwriting derivatives	(238)	238	—	—	—	—

Short-term investments	—	—	2,125	—	—	2,125

Total	$65,693	$238	$28,645	$2,164	$(622)	$96,118

Year Ended December 31, 2015	Beginning Balance	Net Purchases (Sales)	Net Unrealized Gains (Losses)	Net Unrealized Foreign Exchange Gains (Losses)	Ending Balance

Term loans	$—	$45,073	$(1,310)	$—	$43,763
Corporate bonds	23,475	—	1,101	(2,408)	22,168

Other underwriting derivatives	—	—	(238)	—	(238)

Total	$23,475	$45,073	$(447)	$(2,408)	$65,693

Year Ended December 31, 2014	Beginning Balance	Net Purchases (Sales)	Net Unrealized Gains (Losses)	Net Unrealized Foreign Exchange Gains (Losses)	Ending Balance

Term loans	$—	$—	$—	$—	$—
Corporate bonds	—	24,538	—	(1,063)	23,475

Total	$—	$24,538	$—	$(1,063)	$23,475

(1)	Realized and unrealized gains or losses on Level 3 investments are included in “realized and unrealized gain (loss) on investments” in the Company’s consolidated statements of income (loss).

(2)	Realized and unrealized gains or losses in other derivatives classified as Level 3 are included in “other underwriting income (loss)” in the Company’s consolidated statements of income (loss).

The transfer to Level 2 from Level 3 made during 2016 was primarily due to a review of the inputs used on certain other derivatives and occurred at the end of the period prior to the valuation. The transfer was effective December 31, 2016. See Note 11, “Derivative instruments” for further details.

Financial instruments disclosed, but not carried, at fair value

The Company uses various financial instruments in the normal course of its business. The carrying values of cash and cash equivalents, accrued investment income, receivable for securities sold, certain other assets, payable for securities purchased and certain other liabilities approximated their fair values at December 31, 2016, 2015 and 2014 due to their respective short maturities. As these financial instruments are not actively traded, their respective fair values are classified within Level 2.

Fair value measurements on a non-recurring basis

The Company measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below.

Intangible Assets

The Company tests intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. When the Company determines intangible assets may be impaired, the Company uses techniques including discounted expected future cash flows, to measure fair value.

10. Borrowings to purchase investments

On June 2, 2015, Watford Re entered into an $800.0 million secured credit facility with Bank of America, N.A. through Watford Asset Trust I, or Watford Trust. Watford Re owns all of the beneficial interests of Watford Trust. The facility expires on June 2, 2018 and is backed by a portion of Watford Re’s non-investment grade portfolio which has been transferred to Watford Trust and which continues to be managed by HPS pursuant to an investment management agreement between HPS and Watford Trust. The purpose of the facility is to provide borrowing capacity, including purchasing loans, securities and other assets and distributing cash or any such loans, securities or other assets to Watford Re. Borrowings on the facility may be made at LIBOR or an alternative base rate at our option, in either case plus an applicable margin. The applicable margin varies based on the applicable base rate and, in the case of LIBOR rate borrowings, the currency in which the borrowing is denominated. In addition, the facility allows for us to issue, but not to exceed, $400.0 million in evergreen standby letters of credit in favor of primary insurance or reinsurance counterparties with which we have entered into reinsurance arrangements. We pay a fee on each letter of credit equal to the amount available to be drawn under such letter of credit multiplied by an applicable percentage. The applicable percentage varies based on the currency in which the letter of credit is denominated.

As at December 31, 2016, and 2015, Watford Re, through Watford Trust, had borrowed approximately $256.6 million and $430.4 million, respectively. The borrowed funds are collateralized with approximately $773.9 million and $665.9 million of invested assets held in Watford Trust. Watford Re has deferred initial issuance costs relating to the borrowings of $8.8 million and is subsequently amortizing the deferred issuance costs over the term of the borrowing arrangements.

During 2016, the Company borrowed $2.2 million from the Company’s custodian bank to purchase U.S.-denominated securities. During the years ended December 31, 2015 and 2014, the Company borrowed approximately €4.4 million ($4.8 million) and €43.3 million ($52.4 million), respectively, from the Company’s custodian bank to purchase Euro-denominated securities. The Company pays interest based on 3-month LIBOR plus a margin and the borrowed amount is payable upon demand.

As at December 31, 2016, 2015 and 2014, the borrowed funds are collateralized with $3.0 million, $7.0 million and $54.9 million, respectively, of invested assets. The foreign exchange gain or loss on revaluation on the borrowed Euro denominated funds is included as a component of foreign exchange gains (losses) included in the consolidated statements of net income (loss).

As at December 31, 2016, 2015 and 2014, the Company had total revolving credit agreement borrowings of $258.9 million, $435.3 million and $52.4 million, respectively, which consist of the Secured Facility and borrowings from the custodian bank as discussed above.

During 2016, 2015 and 2014, interest expense incurred on the Secured Facility and borrowings from the custodian bank was $14.0 million, $3.3 million and $0.1 million, respectively. The interest expense incurred is included as a component of net interest income in the Company’s consolidated statements of income (loss).

As of December 31, 2016, 2015 and 2014, the fair value of the Company’s outstanding borrowings approximated their carrying value.

11. Derivative instruments

The Company’s investment strategy allows for the use of derivative securities. The Company’s derivative instruments are recorded on its consolidated balance sheets at fair value. Derivative assets and liabilities are shown as part of “other assets” and “other liabilities,” respectively, on the consolidated balance sheets. All realized and unrealized contract gains and losses are reflected as a component of “realized and unrealized gain (loss) on investments” in the Company’s consolidated statements of income (loss). In 2014, the Company utilized put options to manage specific market risks as part of its total return objective. The fair value of those derivatives was based on quoted market prices and was classified in Level 1 of the valuation hierarchy. The Company did not hold any put options as at December 31, 2016 and 2015.

The Company’s underwriting strategy allows it to enter into government-sponsored enterprise credit-risk sharing transactions. These transactions are accounted for as derivatives. During 2015, these transactions were classified in Level 3 of the valuation hierarchy based on inputs to the valuation methodology which were considered unobservable and significant to the fair value measurement. During 2016, these transactions were transferred from Level 3 to Level 2 primarily due to inputs to the existing valuation methodology which were considered observable based on non-binding broker dealer quotes. The derivative assets and derivative liabilities relating to these transactions are included in other assets and other liabilities, respectively, in the Company’s consolidated balance sheets. Realized and unrealized gains and losses from other derivatives classified as Level 2 in 2016 and those classified as Level 3 in 2015 are included in other underwriting income (loss) in the Company’s consolidated statements of net income (loss). The risk in force of these transactions is considered the notional amount. As at December 31, 2016 and 2015, the Company held $187.4 million and $59.2 million respectively, in assets as collateral for these transactions. These assets are included in fixed maturities accounted for using the fair value option in the Company’s consolidated balance sheets. The Company did not enter into these contracts in 2014.

The following table summarizes information on the fair values and notional amount of the Company’s derivative instruments at December 31, 2016, 2015 and 2014:

($ in thousands) December 31, 2016	Estimated Fair Value
	Asset Derivatives	Liability Derivatives	Net Derivatives	Notional Amount(1)

Other underwriting derivatives	$154	$—	$154	$102,258

Total	$154	$—	$154	$102,258

December 31, 2015
Other underwriting derivatives	$1	$(239)	$(238)	$130,495

Total	$1	$(239)	$(238)	$130,495

December 31, 2014
Put options	$1,675	$(655)	$1,020	$4,228

Total	$1,675	$(655)	$1,020	$4,228

(1)	The notional amount represents the absolute value of all outstanding contacts.

12. Earnings per common share

The calculation of basic earnings per common share is computed by dividing income available to the Parent’s common shareholders by the weighted average number of common shares outstanding for the periods. The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,
	2016	2015	2014

Numerator:
Net income (loss) before preferred dividends	$146,734	$(14,065)	$(16,542)
Preferred dividends	(19,634)	(19,633)	(14,727)

Net income (loss) available to common shareholders	$127,100	$(33,698)	$(31,269)

Denominator:
Weighted average common shares outstanding—basic and diluted	22,682,875	22,682,875	22,682,875

Earnings per common share:
Basic and diluted	$5.60	$(1.49)	$(1.38)

13. Income taxes

Watford Re is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains. Watford Re has received a written undertaking from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income, gain or appreciation on any capital asset, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to the Company until March 31, 2035. This undertaking does not, however, prevent the imposition of taxes on any person ordinarily resident in Bermuda or any company in respect of its ownership of real property or leasehold interests in Bermuda.

WICE is incorporated under the laws of Gibraltar and regulated by the Gibraltar Financial Services Commission (the “FSC”) under the Financial Services (Insurance Company) Act (the “Gibraltar Act”). As a result, WICE will be subject to corporation tax. The current rate of tax on applicable profits is 10%. The open tax years that are potentially subject to examination by Gibraltar tax authorities are 2016 and 2015.

Watford Re and WICE will be subject to U.S. federal income tax only to the extent that they derive U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of a trade or business within the United States and only if they are not exempt from U.S. tax under an applicable income tax treaty with the United States. Watford Re and WICE will be subject to a withholding tax on dividends from U.S. investments and interest from certain U.S. payers (subject to reduction by any applicable income tax treaty). Watford Re and WICE intend to conduct their operations in a manner that will not cause them to be treated as engaged in a trade or business in the United States and, therefore, do not expect to be required to pay U.S. federal income taxes (other than U.S. excise taxes on insurance and reinsurance premium and withholding taxes on dividends and certain other U.S. source investment income). However, because there is uncertainty as to the activities which constitute being engaged in a trade or business within the United States, there can be no assurances that the U.S. Internal Revenue Service will not contend successfully that Watford Re and WICE are engaged in a trade or business in the United States. If Watford Re and WICE were subject to U.S. income tax, the Company’s shareholders’ equity and earnings could be materially adversely affected.

Holdings U.S. is incorporated in the United States and files a consolidated U.S. federal tax return with its subsidiaries WSIC, WIC, and Watford Services Inc. (“Watford Services”). The U.S. federal tax rate is 35%. The open tax years that are potentially subject to examination by U.S. tax authorities are 2016 and 2015.

The components of income taxes attributable to operations were as follows:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Current income tax expense (benefit):
United States	$1	$—	$—
Gibraltar	—	—	—

	1	—	—

Deferred income tax expense (benefit):
United States	—	—	—
Gibraltar	—	—	—

	—	—	—

Total income tax expense (benefit)	$1	$—	$—

The Company’s income or loss after preferred dividends and before income taxes was earned in the following jurisdictions:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Income (loss) before income taxes:
Bermuda	$129,041	$(32,649)	$(31,269)
United States	(2,257)	(972)	—
Gibraltar	317	(77)	—

Total income (loss) before income taxes	$127,101	$(33,698)	$(31,269)

The reconciliation between the Company’s effective tax rate and the expected tax rate at the Bermuda statutory income rate is as follows:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Expected income tax expense (benefit) at Bermuda statutory rate:
Foreign taxes at local expected rates	$(758)	$(348)	$—
Other	(3)	—	—
Change in valuation allowance	762	348	—

Total income tax expense (benefit)	$1	$—	$—

Deferred income tax assets and liabilities reflect temporary differences based on enacted tax rates between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company’s deferred income tax assets and liabilities were as follows:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Deferred income tax assets:
Net operating loss	$1,449	$348	$—
Unearned premium reserve	43	—	—
Loss reserves	4	—	—
Capitalized expenses	210	—	—
Goodwill and intangible assets	148	—	—

Deferred tax assets before valuation allowance	1,854	348	—
Valuation allowance	(1,110)	(348)	—

Deferred tax assets net of valuation allowance	744	—	—

Deferred income tax liabilities:
Deferred acquisition costs	(265)	—	—
Unrealized appreciation on investments	(479)	—	—

Total deferred tax liabilities	(744)	—	—

Net deferred income tax assets (liabilities)	$—	$—	$—

The Company provides a valuation allowance to reduce certain deferred tax assets to an amount which management expects to more likely than not be realized. As of December 31, 2016, 2015 and 2014, the Company’s valuation allowance was $1.1 million, $0.3 million and

$Nil, respectively. During the tax year ended December 31, 2016, the Company’s valuation allowance increased by $0.8 million. The 2016 valuation allowance primarily related to U.S. and Gibraltar operating loss carry-forwards. Under applicable law, the U.S. net operation loss carry-forwards begin to expire in 2035. The Gibraltar net operating loss carry-forwards do not expire.

FASB guidance regarding the accounting for uncertainty in income taxes prescribes a “more likely than not” threshold for the financial statement recognition of a tax position taken or expected to be taken in a tax return, assuming the relevant tax authority has full knowledge of all relevant information. The amount recognized represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) on the excess. The related interest and penalties are recorded in income tax expense.

As of December 31, 2016, 2015 and 2014 the Company did not have any tax benefits that did not meet the recognition threshold.

Federal excise taxes

The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States. The rate of tax, unless reduced by an applicable U.S. tax treaty, is one percent for all reinsurance premiums. The Company incurs federal excise taxes on certain of its reinsurance transactions. For the years ended December 31, 2016, 2015 and 2014, the Company incurred approximately $4.0 million, $3.5 million and $2.1 million, respectively, of federal excise taxes. Such amounts are reflected as acquisition expenses in the Company’s consolidated statements of income (loss).

14. Transactions with related parties

In March 2014, ARL invested $100.0 million in the Parent and acquired approximately 11% of its common equity. AUL acts as the insurance and reinsurance manager for Watford Re and WICE while AUI acts as the insurance and reinsurance manager for WSIC and WIC, all under separate long-term services agreements. HPS manages the Company’s non-investment grade portfolio as investment manager and AIM manages the Company’s investment grade portfolio as investment manager, each under separate long-term services agreements. ARL and HPS were granted warrants to purchase additional common equity based on performance criteria. In recognition of the sizable ownership interest, two senior executives of ACGL were appointed to our board of directors. The services agreements with AUL and AUI and the investment management agreements with HPS and AIM provide for services for an extended period of time with limited termination rights by the Company. In addition, these agreements allow for AUL, AUI, HPS and AIM to participate in the favorable results of the Company in the form of performance fees.

Watford Re and WICE entered into services agreements with AUL. WSIC and WIC entered into services agreements with AUI. AUL and AUI provide services related to the management of the underwriting portfolio for an initial term ending December 2020. The services agreements perpetually renew automatically in five-year increments unless either we or Arch gives notice to not renew at least 24 months before the end of the then-current term. As part of the services agreements, AUL and AUI make available to the Companies, on a non-exclusive basis, certain designated employees who serve as officers of the Companies and underwrite business on behalf of the Companies (the “Designated Employees”). AUL and AUI also provide portfolio management, Designated Employee supervision, exposure modeling, loss reserve recommendations, claims-handling, accounting and other related services as part of the services agreements. In return for their services, AUL and AUI receive fees from the Companies, including an underwriting fee and profit commission, as well as reimbursement for the services of the Designated Employees and reimbursements for an allocated portion of the expenses related to seconded employees, plus other expenses incurred on behalf of the Company.

During the years ended December 31, 2016, 2015 and 2014, the Companies incurred $12.9 million, $6.0 million and $1.7 million, respectively, in fees and reimbursements to AUL and AUI for services provided. The fees and reimbursements incurred in the year ended December 31, 2016 were recorded in acquisition expenses and general and administrative expenses of $7.2 million and $5.7 million, respectively. The fees and reimbursements incurred in the year ended December 31, 2015 were recorded in acquisition expenses and general and administrative expenses of $3.0 million and $3.0 million respectively. The fees and reimbursements incurred in the year ended December 31, 2014 were recorded in acquisition expenses and general and administrative expenses of $Nil and $1.7 million, respectively in the consolidated statements of income (loss).

In return for its investment services, HPS receives a management fee, a performance fee and allocated operating expenses. The management fee is calculated at an annual rate of 1.5% of the aggregate net asset value of the assets that are managed by HPS, payable quarterly in arrears. For purposes of calculating the management fees, net asset value is determined by HPS in accordance with the investment management agreements and is measured before reduction for any management fees, performance fees or any expense reimbursement and as adjusted for any non-routine intra-month withdrawals. We have also agreed to reimburse HPS for certain expenses related to the management of our non-investment grade portfolio as set forth in the investment management agreements. For the years ended December 31, 2016, 2015 and 2014, we incurred, in the aggregate under all of the investment management agreements with HPS, $16.3 million, $16.0 million and $8.9 million, respectively, in management fees to HPS. The performance fee is equal to 15% of Income (as defined in such investment management agreements relating to Watford Re, WICE and Watford Trust) or Aggregate Income (as defined in such investment management agreements relating to WSIC and WIC), as applicable, if any, on the assets managed by HPS, calculated and payable as of each fiscal year-end and the date on which the investment management agreements are terminated and not renewed. No performance fees will be paid to HPS if the high water mark (as described in the investment management agreements with HPS) is not met. For the years ended December 31, 2016, 2015 and 2014, we incurred, in the aggregate under all of the investment management agreements with HPS, $24.1 million, $Nil and $Nil, respectively, in performance fees to HPS. For the years ended December 31, 2016, 2015 and 2014, we incurred, in the aggregate under all of the investment management agreements with HPS, $40.4 million, $16.0 million and $8.9 million, respectively, in expenses payable to HPS. These fees are included in “net interest income” and “investment performance fees,” respectively, in the consolidated statements of income (loss).

Watford Re, WSIC, WICE, and WIC entered into investment management agreements with AIM pursuant to which AIM manages our investment grade portfolio. Each of the Watford Re, WICE, WSIC and WIC investment management agreements with AIM has a one-year term, which terms end on March 31, 2018, July 31, 2017, January 31, 2018 and July 31, 2017, respectively. Thereafter, the terms will continue to renew for successive one-year periods; provided, however, that either the Company or AIM may terminate any of the investment management agreements with AIM at any time upon 45 days prior written notice. In return for its investment services, AIM receives monthly asset management fees. During the year ended December 31, 2016, the Companies incurred $0.2 million in asset management fees to AIM. There was no agreement in place for years ended December 31, 2015 and 2014 and therefore no asset management fees were incurred.

Certain directors and executive officers of ACGL along with HPS principals and management own common and preference shares of the Company.

The Company reinsures ARL and other ACGL subsidiaries and affiliates for property and casualty risks on a quota share basis. The related consolidated statement of income (loss) and consolidated balance sheets account balances for these transactions for the years ended December 31, 2016, 2015 and 2014 were as follows:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Consolidated statement of income (loss) items:
Gross premiums written	$338,937	$326,634	$194,564
Premiums ceded	13,817	22,073	14,117
Net premiums earned	290,994	252,842	70,638
Losses and loss adjustment expenses	189,007	163,831	45,803
Acquisition expenses	101,009	84,833	22,180
Consolidated balance sheet items:
Pledged cash and investments	358,559	274,913	98,274
Premiums receivable	137,252	104,041	89,959
Reinsurance recoverable on unpaid and paid losses and loss adjustment expenses	18,059	14,135	3,431
Prepaid reinsurance premiums	8,763	10,475	9,026
Deferred acquisition costs, net	71,804	60,432	40,405
Reserve for losses and loss adjustment expenses	358,237	205,720	47,964
Unearned premiums	204,516	172,030	118,835
Reinsurance balances payable	10,352	13,328	10,225
Amounts due to affiliates	3,319	2,590	1,673
Losses payable	15,092	4,077	752

15. Commitments and contingencies

Concentrations of credit risk

For our reinsurance agreements, the creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by independent agencies. The credit approval process involves an assessment of factors, including, among others, the counterparty country and industry exposures. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty.

The areas where significant concentrations of credit risk may exist include unpaid losses and loss adjustment expenses recoverable, prepaid reinsurance premiums and paid losses and loss adjustment expenses recoverable net of reinsurance balances payable (collectively, “net reinsurance recoverables”), investments and cash and cash equivalent balances.

The Company’s net reinsurance recoverables resulting from reinsurance agreements entered into with ARL as at December 31, 2016, 2015 and 2014 amounted to $16.5 million, $11.4 million and $2.3 million, respectively. ARL has an “A+” credit rating from A.M. Best.

A credit exposure exists with respect to reinsurance recoverables as they may become uncollectible. The Company manages its credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound and, if necessary, the Company may hold collateral in the form of funds, trust accounts and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis.

In addition, the Company underwrites a significant amount of its business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations with respect to the payments of insurance and reinsurance balances owed to the Company. The Company’s investment portfolios are managed in accordance with investment guidelines that include standards of diversification, which limit the allowable holdings of any single issue. There were no investments in any entity in excess of 10% of the Company’s shareholders’ equity at December 31, 2016, 2015 and 2014, other than cash and cash equivalents held in operating and investment accounts with financial institutions with credit ratings between “A” and “AA-.”

Letter of credit and revolving credit facilities

On May 19, 2015, Watford Re renewed its letter of credit facility with Lloyds Bank Plc, New York Branch (the “Lloyds Facility”). The Lloyds Facility amount was reduced from $200.0 million to $100.0 million. The Lloyds Facility expires on May 19, 2017 and is expected to be renewed. The principal purpose of the Lloyds Facility is to issue, as required, evergreen standby letters of credit in favor of primary insurance or reinsurance counterparties with which the Company has entered into reinsurance arrangements to ensure that such counterparties are permitted to take credit for reinsurance obtained from the Company as required under insurance regulations in the United States. The amount of letters of credit issued is driven by, among other things, the timing and payment of catastrophe losses, loss development of existing reserves, the payment pattern of such reserves, the further expansion of the Company’s business and the loss experience of such business. When issued, the letters of credit are secured by certificates of deposit or cash. In addition, the Lloyds Facility also requires the maintenance of certain covenants, which the Company was in compliance with at December 31, 2016, 2015 and 2014. At such dates, the Company had approximately $65.9 million, $65.6 million and $25.9 million, respectively, in outstanding letters of credit, which were secured by certificates of deposit. These amounts are reflected as short-term investments in the Company’s consolidated balance sheets.

Secured credit facility

On June 2, 2015, Watford Re entered into an $800 million secured credit facility (the “Secured Facility”) with Bank of America, N.A. which expires on June 2, 2018. The purpose of the Secured Facility is to provide borrowings, backed by Watford Re’s investment portfolios. In addition, the Secured Facility allows for Watford Re to issue, but not to exceed, $400.0 million in evergreen standby letters of credit in favor of primary insurance or reinsurance counterparties with which the Company has entered into reinsurance arrangements. At December 31, 2016, Watford Re had $256.6 million and $186.6 million in borrowings and outstanding letters of credit, respectively. At December 31, 2015, Watford Re had $430.4 million and $60.0 million in borrowings and outstanding letters of credit, respectively. At December 31, 2016 and 2015, Watford Re was in compliance with all covenants contained in the Secured Facility.

Leases and purchase obligations

At December 31, 2016 the future minimum rental commitments for the Company’s operating lease are as follows:

Future rental commitments	December 31, 2016

2017	$323
2018	323
2019	323
2020	323
2021	323
Thereafter	565
Total	$2,180

The lease is for the rental of office space, with an expiration date of September 2, 2023. Rental expense for each of the years ended December 31, 2016, 2015 and 2014 was $0.3 million.

Employment and other arrangements

During 2015 and 2014, the Company has entered into employment agreements with certain of its executive officers for periods extending up to March 2017. Such employment arrangements provide for compensation in the form of base salary, annual bonus, participation in the Company’s employee benefit programs and the reimbursements of expenses.

Investment commitments

As at December 31, 2016, 2015 and 2014, the Company had unfunded commitments of $1.1 million, $Nil and $1.0 million, respectively, relating to term loans within its investment portfolios.

16. Contingently redeemable preference shares

In March 2014, the Company issued 9,065,200 8 1/2% cumulative redeemable preference shares (“Preference Shares”). The Company recorded the Preference Shares in the mezzanine section of its consolidated balance sheets in accordance with applicable accounting guidance. The Preference Shares have a par value of $0.01 per share and a liquidation preference of $25.00 per share. The Preference Shares were issued at a discounted amount of $24.50 per share. Holders of the Preference Shares are entitled to receive, if declared by the board of directors, quarterly cash dividends on the last day of March, June, September, and December. Dividends accrue (i) from (and including) June 30, 2014 to (but excluding) June 30, 2019 (the “Fixed Rate Period”) at 8 1/2% (the “Fixed Rate”) of the $25 per share liquidation preference per annum (equivalent to $2.125 per share per annum) and (ii) from) (and including) June 30,

2019 (the “Floating Rate Period”), at a floating rate per annum (the “Floating Rate”) equal to three-month U.S. dollar LIBOR plus a margin; provided, that, if, at any time, the three-month U.S. dollar LIBOR shall be less than 1%, then the three-month U.S. dollar LIBOR for purposes of calculating the Floating Rate at the time of such calculation shall be 1%. The Preference Shares may be redeemed by the Company on or after June 30, 2019 or at the option of the preferred shareholders at any time on or after June 30, 2034 at the liquidation price of $25.00 per share. Because the redemption features are not solely within the control of the Company, the Preference Shares are recorded in the mezzanine section of its consolidated balance sheets. Preference Share dividends, including the accretion of the discount and issuance costs, are included in “Preference dividends” in the Company’s consolidated statements of income (loss). During 2016, 2015 and 2014, preferred dividends paid on the Preference Shares totaled $19.3 million, $19.3 million and $14.5 million, respectively, and accretion of the discount and issuance costs was $0.4 million, $0.4 million and $0.2 million, respectively.

17. Shareholders’ equity

Common shares

The authorized share capital of the Company consists of 80 million common shares, par value of $0.01 per share, as at December 31, 2016, 2015 and 2014. The Company issued 22,682,875 common shares in March 2014. The issued and outstanding share capital of the Company consists of 22,682,875 common shares, par value of $0.01 per share at December 31, 2016, 2015 and 2014.

Warrants

In connection with our initial private placement, we issued to Arch warrants to purchase up to 975,503 of common shares and to HPS warrants to purchase up to 729,188 of common shares. The warrants expire on March 25, 2020, and are exercisable at any time following a public share offering by the Company. The exercise price of the warrants is determined on the date of exercise so that, if all such warrants then outstanding were exercised in full on such exercise date in respect of the common shares then subject to such warrants, initial holders who purchased common shares in our initial private placement would achieve a 15% target return (including dilution from such warrants and excluding dilution from start-up expenses related to our formation and initial private placement or any warrants we may issue in the future) from March 25, 2014, the initial closing of our private placement, through the date of such exercise, based on the $40.00 initial purchase price per common share paid by such initial holders and the market value of the common shares that would be necessary for the initial holders to achieve such target return if the initial holders disposed of their common shares on the date of such exercise.

The warrants issued to Arch and HPS contain a provision where, at the holder’s request and at our option and in our sole discretion, the holder may, subject to certain conditions, receive cash in lieu of common shares upon exercise of the warrants. The amount of the cash payment is calculated by multiplying (i) the number of common shares for which the warrant is being exercised by (ii) the volume weighted average price per common share for the 20 trading days immediately prior to (but not including) the date of exercise less the strike price. We are not, however, required to net cash settle the warrants.

18. Retirement plans

For purposes of providing employees with retirement benefits, the Company maintains defined contribution retirement plans. Contributions are based on the participants’ eligible compensation. For the years ended December 31, 2016, 2015 and 2014, the Company expensed approximately $0.2 million, $0.1 million and $0.1 million, respectively, related to these retirement plans.

19. Legal proceedings

The Company, in common with the insurance industry in general, is subject to litigation and arbitration in the normal course of its business. As of December 31, 2016, the Company was not a party to any litigation or arbitration which is expected by management to have a material adverse effect on the Company’s results of operations or financial condition and liquidity.

20. Statutory information

Bermuda

Under the Insurance Act, Watford Re, the Company’s reinsurance subsidiary, is registered as a Class 4 insurer and is required to annually prepare and file statutory financial statements and a statutory financial return with the Bermuda Monetary Authority (“BMA”). The Insurance Act also requires Watford Re to maintain minimum share capital and must ensure that the value of its general business assets exceeds the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margins and enhanced capital requirement pertaining to its general business. At December 31, 2016, 2015 and 2014, all such requirements were met.

Watford Re is also required under its Class 4 license to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities for general business. As of December 31, 2016, 2015 and 2014, Watford Re met the minimum liquidity ratio requirement.

Under the Insurance Act, Watford Re is subject to capital requirements calculated using the Bermuda Solvency Capital Requirement model (“BSCR Model”), which is a standardized statutory risk-based capital model used to measure the risk associated with Watford Re’s assets, liabilities and premiums. Under the BSCR Model, Watford Re’s minimum required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). Watford Re is required to calculate and submit the ECR to the BMA annually. Following receipt of the submission of Watford Re’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As of December 31, 2016, 2015 and 2014, Watford Re met its ECR. Watford Re may declare dividends subject to it continuing to meet its minimum solvency and capital requirements, which includes continuing to hold statutory capital and surplus equal to or exceeding its ECR. Watford Re is prohibited from declaring or paying in any fiscal year dividends of more than 25% of its prior year’s statutory capital and surplus unless Watford Re files with the BMA a signed affidavit by at least two members of the board of directors attesting that a dividend would not cause the company to fail to meet its relevant margins. As of December 31, 2016,

Watford Re could pay dividends in 2017 of approximately $291.1 million without providing an affidavit to the BMA.

The BSCR Model is based on an economic balance sheet (“EBS”) derived from the U.S. GAAP financial statements, with certain adjustments related to loss reserves, intangibles and contingencies, among others.

Statutory accounting differs from U.S. GAAP in the reporting of certain items such as acquisition expenses, deferred income taxes and prepaid expenses. The minimum required statutory capital and surplus as at December 31, 2016, December 31, 2015 and 2014 was $517.5 million, $490.2 million and $328.8 million, respectively, which in each case is the higher of the then-current MSM and ECR on those dates.

The Bermuda Companies Act 1981 limits Watford Re’s ability to pay dividends and distributions to its Parent if there are reasonable grounds for believing that: (a) Watford Re is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of Watford Re’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under the Insurance Act, Watford Re is restricted with respect to the payment of dividends. Based on this restriction, Watford Re is prohibited, without prior approval of the BMA, from reducing by 15% or more its prior year statutory capital. During 2016, 2015 and 2014, Watford Re paid $19.3 million, $19.3 million and $14.4 million, respectively, in dividends to the Parent based on solvency and capital requirements in those years.

Gibraltar

WICE is licensed by the FSC under the Gibraltar Act to underwrite various insurance businesses across Europe. Under the Gibraltar Act, WICE is subject to capital requirements and is required to prepare and submit annual financial statements to the FSC as outlined in the Gibraltar Act and in accordance with Gibraltar Generally Accepted Accounting Practice.

United States

The Company’s U.S. subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory net income and statutory policyholders’ surplus, as reported to the insurance regulatory authorities, differ in certain respects from the amounts prepared in accordance with U.S. GAAP. The main differences between statutory net income and U.S. GAAP net income relate to unrealized gains (losses) on investments and deferred acquisition costs, among others. In addition, other differences between statutory policyholders’ surplus and U.S. GAAP shareholder’s equity are unrealized appreciation or decline in value of investments and non-admitted assets, among others.

The Company’s U.S. subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. The ability of the Company’s regulated U.S. subsidiaries to pay dividends or make distributions is dependent on their ability to meet applicable regulatory standards. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to common shareholders without prior approval of the insurance regulatory authorities. Any dividends or distributions made by WSIC or WIC would result in an increase in available capital at Holdings U.S. WSIC and WIC can declare a maximum of $6.5 million and $2.1 million, respectively, of dividends during 2017, without prior approval from the New Jersey Commissioner of Insurance.

The statutory policyholders’ surplus for WSIC at December 31, 2016 and 2015 was $65.1 million and $59.5 million, respectively. The minimum required statutory policyholders’ surplus, referred to as authorized control level risk-based capital, for WSIC at December 31, 2016 and 2015 was $3.1 million and $90 thousand respectively.

The statutory policyholders’ surplus for WIC at December 31, 2016 was $20.7 million. The minimum required statutory policyholders’ surplus, referred to as authorized control level risk-based capital, for WIC at December 31, 2016 was $716.0 thousand.

The statutory capital and surplus in our significant regulatory jurisdictions at December 31, 2016, 2015 and 2014 was as follows:

($ in thousands)	December 31,
	2016		2015		2014
	Actual	Required	Actual	Required	Actual	Required

Statutory capital and surplus:
Bermuda	$1,164,589	$517,486	$964,395	$490,207	$1,031,784	$328,776
United States	65,108	3,119	59,495	90	—	—
Gibraltar	15,256	5,363	11,422	5,462	—	—

The statutory net income (loss) in our significant regulatory jurisdictions at December 31, 2016, 2015 and 2014 was as follows:

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Statutory net income (loss):
Bermuda	$146,801	$(39,130)	$(67,485)
United States	(480)	(505)	—
Gibraltar	290	(77)	—

21. Subsequent events

The Company has completed its subsequent events evaluation for the period subsequent to the balance sheet date of December 31, 2016 through March 31, 2017, the date the consolidated financial statements were available to be issued, and concluded that there are no subsequent events requiring recognition or disclosure.

Events Subsequent to Original Issuance of Financial Statements (Unaudited)

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through May 9, 2017 the date the financial statements were available to be reissued.

WATFORD HOLDINGS LTD.
Schedule I—Summary of investments—other than investments in related parties.
(expressed in thousands of U.S. dollars)

($ in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2016
Term loan investments	$804,521	$21,895	$(12,795)	$813,621
Fixed maturities:
Corporate bonds	494,639	19,741	(28,278)	486,102
U.S. government and government agency bonds	199,262	50	(2,370)	196,942
Asset-backed securities	31,547	227	(1,450)	30,324
Non-U.S. government and government agency bonds	15,363	89	—	15,452
Municipal government and government agency bonds	4,337	8	(32)	4,313
Short-term investments	374,269	222	(11)	374,480
Equities	1,274	1,041	—	2,315

Total	$1,925,212	$43,273	$(44,936)	$1,923,549

WATFORD HOLDINGS LTD.
Schedule II—Condensed Financial Statements of Registrant
Condensed Balance Sheets—Parent company only
(expressed in thousands of U.S. dollars)

	December 31, 2016	December 31, 2015	December 31, 2014

Assets
Cash and cash equivalents	$12	$79	$135
Investments in subsidiaries	1,177,606	1,050,146	1,083,672
Prepaid expenses	6	5	6
Amounts due from affiliates	—	—	43

Total Assets	$1,177,624	$1,050,230	$1,083,856

Contingently Redeemable Preferred Shares	$220,253	$219,882	$219,512
Common shares ($0.01 par; shares authorized, issued and outstanding: 22,682,875)	227	227	227
Additional paid-in capital	895,386	895,386	895,386
Retained earnings (deficit)	62,133	(64,967)	(31,269)
Accumulated other comprehensive income (loss)	(375)	(298)	—

Total Liabilities, Contingently Redeemable Preferred Shares and Shareholders’ Equity	$1,177,624	$1,050,230	$1,083,856

WATFORD HOLDINGS LTD.
Schedule II—Condensed Financial Statements of Registrant
Condensed Statements of Income (Loss)—Parent company only
(expressed in thousands of U.S. dollars)

	Twelve Months Ended December 31,
	2016	2015	2014

Revenues
Equity in earnings of consolidated subsidiaries	$146,801	$(13,965)	$(16,515)
Net interest income (loss)	(1)	(1)	(1)

Total revenues	146,800	(13,966)	(16,516)

Expenses
General and administrative expenses	(66)	(99)	(26)

Total expenses	(66)	(99)	(26)

Net income (loss) before preferred dividends	146,734	(14,065)	(16,542)
Preferred dividends	(19,634)	(19,633)	(14,727)

Net income (loss) available to common shareholders	$127,100	$(33,698)	$(31,269)

WATFORD HOLDINGS LTD.
Schedule II—Condensed Financial Statements of Registrant
Condensed Statements of Cash Flows—Parent company only
(expressed in thousands of U.S. dollars)

	Twelve Months Ended December 31,
	2016	2015	2014

Operating Activities
Net income (loss)	$146,734	$(14,065)	$(16,542)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in earnings of subsidiaries	(146,801)	13,965	16,515
Prepaid expenses	(1)	1	(6)
Amounts due from affiliates	—	43	(43)

Net cash used for Operating Activities	(68)	(56)	(76)

Investing Activities
Contributed capital to subsidiary	—	—	(1,100,187)
Dividend received from subsidiary	19,265	19,264	—

Net cash provided by (used for) Investing Activities	19,265	19,264	(1,100,187)

Financing Activities
Proceeds from contingently redeemable preferred shares issued, net	—	—	219,233
Proceeds from common shares issued, net	—	—	895,613
Dividends paid on redeemable preferred shares	(19,264)	(19,264)	(14,448)

Net cash provided by (used for) Financing Activities	(19,264)	(19,264)	1,100,398

Increase (decrease) in cash	(67)	(56)	135
Cash and cash equivalents, beginning of period	79	135	—

Cash and cash equivalents, end of period	$12	$79	$135

WATFORD HOLDINGS LTD.
Schedule IV—Reinsurance
(expressed in thousands of U.S. dollars)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net

December 31, 2016
Premiums written:
Insurance	$66,807	$(10,898)	$—	$55,909	—%
Reinsurance	—	(10,408)	468,287	457,879	102.3%

Total	$66,807	$(21,306)	$468,287	$513,788	91.1%

December 31, 2015
Premiums written:
Insurance	$12,106	$(1,969)	$59	$10,196	0.6%
Reinsurance	—	(20,969)	476,732	455,763	104.6%

Total	$12,106	$(22,938)	$476,791	$465,959	102.3%

December 31, 2014
Premiums written:
Insurance	$—	$—	$—	$—	—%
Reinsurance	—	(14,171)	288,627	274,456	105.2%

Total	$—	$(14,171)	$288,627	$274,456	105.2%

WATFORD HOLDINGS LTD.
Schedule VI—Supplementary Information for Property and Casualty Insurance Underwriters
(expressed in thousands of U.S. dollars)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H		Column I	Column J	Column K
							Net Losses and Loss Adjustment Expenses Incurred Relating to

Affiliation with Registrant	Deferred Acquisition Costs, Net	Reserves for Losses and Loss Adjustment Expenses	Discount, if any, deducted in Column C	Unearned Premiums	Net Premiums Earned	Net Investment Income (Loss)	(a) Current Year	(b) Prior Years	Amortization of Deferred Acquisition Costs	Net Paid Losses and Loss Adjustment Expenses	Net Premiums Written

Consolidated Subsidiaries
2016	86,379	510,809	—	293,480	467,970	146,396	318,523	3,058	(136,733)	99,356	513,788
2015	75,443	290,997	—	249,980	397,852	(8,479)	278,414	(755)	(116,441)	57,789	465,959
2014	49,529	66,328	—	180,014	103,477	(9,381)	70,173	—	(30,116)	5,779	274,456

See accompanying notes to the Consolidated Financial Statements shares

Watford Holdings Ltd.

Common shares

PRELIMINARY PROSPECTUS

J.P. Morgan

 , 2017

Until  , 2017, 25 days after the date of this prospectus, all dealers that buy, sell or trade our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II
Information not required in prospectus

Item 13.

Other expenses of issuance and distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount Paid or to be Paid

SEC registration fee	*
FINRA filing fee	$650
NASDAQ listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Consulting fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14.

Indemnification of directors and officers.

The registrant’s bye-laws provide that, subject to the Bermuda Companies Act, every director, managing director, secretary or other officer of the registrant and its subsidiaries and affiliates shall be entitled to be indemnified by the registrant against any liability incurred by him in defending any proceedings, civil or criminal, in which judgment is given in his favor; or in which he is acquitted; or in connection with any application under the Bermuda Companies Act in which relief is granted to him by the Court.

Section 98 of the Bermuda Companies Act provides generally that the registrant may indemnify its directors, officers and auditors against any liability which, by virtue of any rule of law, would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

The registrant has adopted provisions in its bye-laws that provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The registrant’s bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits the registrant to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the registrant may otherwise indemnify such officer or director.

The registrant has entered into indemnification agreements with its officers and directors. These indemnification agreements provide the registrant’s officers and directors with indemnification to the maximum extent permitted by the Bermuda Companies Act. The registrant has also obtained a policy of directors’ and officers’ liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the Bermuda Companies Act.

Item 15.

Recent sales of unregistered securities.

On March 24, 2014, we issued an aggregate of 22,682,875 common shares at price per share of $40.00 for an aggregate purchase price of $907,315,000, and, on March 31, 2014, we issued an aggregate of 9,065,200 8 1/2% cumulative redeemable preference shares at a price per share of $25.00 for an aggregate purchase price of $226,630,000. These common shares and preference shares were sold for cash in private offerings to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act. Each of the subscribers in the offerings represented that it was an accredited investor as defined in Regulation D and that it was acquiring the shares for its own account and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the shares. J.P. Morgan Securities LLC acted as placement agent in connection with the offerings and received a placement fee of approximately $10 million.

In addition, on March 24, 2014, in connection with the private offering of common shares described above, we issued warrants to purchase an aggregate of 1,704,691 common shares to Arch and HPS. These warrants were issued in a private offering pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act. Each of the warrant holders represented that it was an accredited investor as defined in Regulation D and that it was acquiring the warrants for investment purposes and not with a view to distribution or resale in the United States or otherwise in violation of U.S. securities laws, and appropriate legends were affixed to the warrants.

Item 16.

Exhibits and financial statement schedules.

(A) Exhibits.  See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(B) Financial Statement Schedules.  See the financial statement schedules listed in the Index to the Consolidated Financial Statements, which are incorporated by reference as if fully set forth herein.

Item 17.

Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in   on this  day of  , 2017.

WATFORD HOLDINGS LTD.

By:	John F. Rathgeber, Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint John F. Rathgeber and Robert Hawley, and each of them, with full power of substitution and full power to act without the other, such person’s true and lawful attorney-in-fact and agent to act for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (whether pre-effective or post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

John F. Rathgeber	Chief Executive Officer (Principal Executive Officer)

Robert Hawley	Chief Financial Officer (Principal Financial and Accounting Officer)

Walter Harris	Chairman of the Board and Director

Francois Chavel	Director

Marc Grandisson	Director

Nicolas Papadopoulo	Director

Garth Lorimer Turner	Director

Alexandre Scherer	Authorized Representative in the United States

Exhibit index

Exhibit number
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation.
3.2	Memorandum of Association.
3.3*	Amended and Restated Bye-Laws.
4.1*	Form of Common Share Certificate.
4.2*	Form of Preference Share Certificate.
4.3	Certificate of Designation of 8 1/2% Cumulative Redeemable Preference Shares of Watford Holdings Ltd., dated March 14, 2014.
4.4	Watford Holdings Ltd. Common Share Shareholders’ Agreement, dated March 25, 2014.
4.5	Watford Holdings Ltd. Common Share Registration Rights Agreement, dated March 25, 2014.
4.6	Watford Holdings Ltd. Preference Share Shareholders’ Agreement, dated March 31, 2014.
4.7	Watford Holdings Ltd. Preference Share Registration Rights Agreement, dated March 31, 2014.
4.8	Watford Holdings Ltd. - Warrant to purchase Common Shares issued to Arch Reinsurance Ltd., dated March 25, 2014.
4.9	Watford Holdings Ltd. - Warrant to purchase Common Shares issued to Highbridge Principal Strategies, LLC, dated March 25, 2014.
5.1*	Opinion of Conyers Dill & Pearman Limited.
8.1*	Opinion of Clifford Chance US LLP as to Certain Tax Matters.
10.1*	Services Agreement by and among Watford Re Ltd., Watford Holdings Ltd., Arch Underwriters Ltd., and Highbridge Principal Strategies, LLC, dated March 24, 2014.
10.1.1*	Addendum No. 1 dated September 16, 2014 to Services Agreement by and among Watford Re Ltd., Watford Holdings Ltd., Arch Underwriters Ltd., and Highbridge Principal Strategies, LLC.
10.2*	Amended and Restated Services Agreement by and among Watford Specialty Insurance Co., Arch Underwriters Inc., and HPS Investment Partners, LLC, dated October 1, 2016.
10.3*	Amended and Restated Services Agreement by and among Watford Insurance Company, Arch Underwriters Inc., HPS Investment Partners LLC, dated October 1, 2016.
10.4*	Services Agreement by and among Watford Insurance Company Europe Limited, Arch Underwriters Ltd., and Highbridge Principal Strategies, LLC, dated December 7, 2015.

Exhibit number
10.5*	Investment Manager Agreement by and between Watford Re Ltd. and Arch Investment Management Ltd., dated April 1, 2016.
10.6*	Investment Manager Agreement by and between Watford Specialty Insurance Company and Arch Investment Management Ltd., dated February 1, 2016.
10.7*	Investment Manager Agreement by and between Watford Insurance Company and Arch Investment Management Ltd., dated August 1, 2016.
10.8*	Investment Manager Agreement by and between Watford Insurance Company Europe Limited and Arch Investment Management Ltd., dated August 1, 2016.
10.9*	Amended and Restated Investment Management Agreement by and among Watford Re Ltd., Watford Holdings Ltd., Highbridge Principal Strategies, LLC, and Arch Underwriters Ltd., dated March 24, 2014.
10.10*	Investment Management Agreement by and among Watford Asset Trust I, Watford Re Ltd., and Highbridge Principal Strategies, LLC, dated June 2, 2015.
10.11*	Investment Management Agreement by and among Watford Specialty Insurance Company, HPS Investment Partners, LLC, and Arch Underwriters Inc., dated August 1, 2016.
10.12*	Investment Management Agreement by and among Watford Insurance Company, HPS Investment Partners, LLC and Arch Underwriters Inc., dated August 1, 2016.
10.13*	Investment Management Agreement by and among Watford Insurance Company Europe Limited, HPS Principal Strategies, LLC and Arch Underwriters Ltd., dated December 7, 2015.
10.14*	Guarantee Agreement by and among Watford Re Ltd., Watford Holdings Ltd., and Arch Capital Group Ltd., dated March 25, 2014.
10.15*	Quota Share Retrocession Agreement between Arch Reinsurance Europe Underwriting Limited and Watford Re Ltd., effective as of January 1, 2014.
10.16*	Property Catastrophe Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd., effective as of April 1, 2014.
10.16.1*	Addendum No. 1 effective as of April 1, 2014 to Property Catastrophe Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd.
10.16.2*	Addendum No. 1 effective as of April 1, 2014 to Property Catastrophe Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd.
10.17*	Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd., effective as of January 1, 2014.
10.18*	Quota Share Retrocession Agreement between Arch Reinsurance Company and Watford Re Ltd., effective as of January 1, 2014.
10.18.1*	Endorsement effective as of April 1, 2014 to Quota Share Retrocession Agreement between Arch Reinsurance Company and Watford Re Ltd.

Exhibit number
10.18.2*	Endorsement No. 2 effective as of January 1, 2016 to Quota Share Retrocession Agreement between Arch Reinsurance Company and Watford Re Ltd.
10.19*	Quota Share Retrocession agreement between Watford Re Ltd. and Arch Reinsurance Ltd., effective as of January 1, 2014.
10.19.1*	Addendum No. 1 effective as of January 1, 2014 to Quota Share Retrocession agreement between Watford Re Ltd. and Arch Reinsurance Ltd.
10.20*	Quota Share Reinsurance Agreement between Watford Specialty Insurance Company and Arch Reinsurance Company, effective as of January 1, 2016.
10.21*	Quota Share Reinsurance Agreement between Watford Insurance Company and Arch Reinsurance Company, effective as of September 1, 2016.
10.22*	Quota Share Reinsurance Agreement between Watford Insurance Company Europe Limited and Arch Reinsurance Ltd., effective as of July 28, 2015.
10.23*	Quota Share Reinsurance Agreement between Watford Insurance Company Europe Limited and Watford Re Ltd., effective as of July 28, 2015.
10.24*	Quota Share Reinsurance Agreement between Watford Specialty Insurance Company and Watford Re Ltd., dated January 1, 2016.
10.25*	Quota Share Reinsurance Agreement between Watford Insurance Company and Watford Re Ltd., effective as of September 1, 2016.
10.26*	Services Agreement between Watford Holdings (U.S.) Inc. and Arch Reinsurance Company, dated as of October 1, 2015.
10.27*	Services Agreement between Watford Holdings (U.S.) Inc. and Arch Capital Services Inc., dated as of October 1, 2015.
10.28*	Insurance Management Services Agreement between Quest Insurance Management (Gibraltar) Limited, Watford Insurance Company Europe Limited and Arch Underwriters Ltd., dated July 28, 2015.
10.29*	Guarantee Agreement between Watford Insurance Company and Arch Capital Group (U.S.) Inc., dated January 1, 2017.
10.30*	Guarantee Agreement between Watford Specialty Insurance Company and Arch Capital Group (U.S.) Inc., dated January 1, 2017.
10.31*	Employment Agreement between Watford Holdings Ltd. and John Rathgeber.
10.32*	Employment Agreement between Watford Holdings Ltd. and Jonathan D. Levy.
10.33*	Employment Agreement between Watford Holdings Ltd. and Robert Hawley.
10.34*	Employment Agreement between Watford Holdings Ltd. and Laurence B. Richardson, II.
10.35*	Employment Agreement between Watford Holdings Ltd. and Alexandre Scherer.
10.36*	Credit Agreement among Watford Asset Trust I, Bank of America, N.A. and Bank of America Merrill Lynch, dated June 2, 2015.

Exhibit number
10.37*	Facility letter agreement between Lloyds Bank plc and Watford Re Ltd., dated May 19, 2014.
10.37.1*	Continuing Agreement for Standby Letters of Credit between Lloyds Bank plc and Watford Re Ltd., dated May 19, 2014.
10.37.2*	Facility extension letter agreement between Lloyds Bank plc and Watford Re Ltd., dated May 19, 2016.
10.38*	2017 Equity Incentive Plan.
10.39*	Form of Director and Officer Indemnification Agreement.
10.40*	Form of Director Acceptance Letters.
21.1	List of Subsidiaries.
23.1*	Consent of PwC.
23.2*	Consent of Conyers Dill & Pearman Limited (included in exhibit 5.1).
23.3*	Consent of Clifford Chance US LLP (included in exhibit 8.1).
24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

+	Compensatory plan or arrangement